Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-103056

PROSPECTUS

Ball Corporation

$300,000,000
EXCHANGE OFFER FOR
6 7/8% Senior Notes due 2012

        Ball Corporation is offering to exchange an aggregate principal amount of up to $300,000,000 of its new 6 7/8% Senior Notes due 2012, the new notes, for a like amount of its old 6 7/8% Senior Notes due 2012, the old notes. The form and terms of the new notes will be identical in all material respects to the form and terms of the old notes, except that the new notes:

  •
  will have been registered under the Securities Act;

  •
  will not bear restrictive legends restricting their transfer under the Securities Act;

  •
  will not be entitled to the registration rights that apply to the old notes; and

  •
  will not contain provisions relating to liquidated damages in connection with the old notes under circumstances related to the timing of the exchange offer.

        The obligations of Ball Corporation under the old notes are, and under the new notes will be, fully and unconditionally guaranteed by certain of our existing and future domestic subsidiaries.

        As of December 31, 2002, Ball Corporation and its subsidiaries had, on a consolidated basis, approximately $1,126.9 million of secured debt or debt that is otherwise senior in right of payment to the notes, calculated using the daily closing rates.

        There are restrictions on the ability of Ball Corporation and its restricted subsidiaries to incur additional debt pursuant to the indenture governing the old and new notes, the indentures governing the existing senior notes and senior subordinated notes and the existing credit facility.

        The exchange offer expires at 5:00 p.m., New York City time, on April 1, 2003, unless we extend it.

        The new notes will not be listed on any national securities exchange or the Nasdaq Stock Market.

        Each broker-dealer that receives new notes for its own account in exchange for old notes represents that the old notes to be exchanged for the new notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes; however, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Ball Corporation has agreed that, during the period ending 180 days after the consummation of the exchange offer, subject to extension in limited circumstances, it will use all commercially reasonable efforts to keep the exchange offer registration statement effective and to make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution and Selling Restrictions."

        For a discussion of certain factors that should be considered by holders prior to tendering their outstanding notes in the exchange offer, see "Risk Factors" beginning on page 16.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The date of this prospectus is March 4, 2003.

        This prospectus incorporates by reference documents that contain important business and financial information about Ball that is not included in or delivered with this prospectus. These documents are available without charge to holders of the notes upon written or oral request to Ball Corporation, 10 Longs Peak Drive, P.O. Box 5000, Broomfield, Colorado, 80021-2510, Attention: Scott C. Morrison, Vice President and Treasurer, telephone number (303) 469-3131. To obtain timely delivery, note holders must request the information no later than five business days before the expiration date. The expiration date is April 1, 2003.

        This communication is directed solely at persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments, or (iii) are persons falling within Article 49(2)(a) to (d) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together are referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

        The distribution of this prospectus and the offer and sale of the new notes may be restricted by law in certain jurisdictions. Persons who come into possession of this prospectus or any of the new notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the new notes or possess or distribute this prospectus and, in connection with any purchase, offer or sale by you

i

of the new notes, must obtain any consent, approval or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale.

MARKET DATA

        The market data presented herein are based upon estimates by our management, using various third party sources where available. While management believes that such estimates are reasonable and reliable, in certain cases, such estimates cannot be verified by information available from independent sources. Accordingly, no assurance can be given that such market data are accurate in all material respects.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Ball reports its financial statements in U.S. dollars and prepares its financial statements in accordance with generally accepted accounting principles in the United States, or US GAAP. In this prospectus, except where otherwise indicated, all references to "$," "dollars" or "U.S. dollars" are to the lawful currency of the United States, all references to "euro" or "€" are to the common currency of certain participating member countries of the European Union and all references to "pounds," "sterling," "British pounds" or "£" are to the lawful currency of the United Kingdom.

        Financial statements and financial and other information concerning Schmalbach–Lubeca Beverage Cans (as described in the introduction to "Unaudited Pro Forma Condensed Combined Financial Data," "Selected Financial Data—Schmalbach–Lubeca Beverage Cans" and "Management's Discussion and Analysis of Financial Condition and Results of Operations") contained or incorporated by reference in this prospectus have been derived from publicly filed annual and interim reports prepared by Schmalbach–Lubeca AG, now known as Schmalbach–Lubeca GmbH, or otherwise provided by Schmalbach–Lubeca AG.

        Unless otherwise indicated, the translations of euros into U.S. dollars have been made at $0.9772 to €1.00 and of British pounds sterling into U.S. dollars have been made at $1.5548 to £1.00, the noon buying rate in The City of New York for cable transfers in euros and sterling as certified for customs purposes by the Federal Reserve Bank of New York on September 27, 2002. As of February 26, 2003, the noon buying rate in The City of New York was $1.0797 to €1.00 and $1.5806 to £1.00.

FORWARD-LOOKING STATEMENTS

        We have made or implied certain forward-looking statements in this prospectus and the documents incorporated by reference in this prospectus as well as in other written reports and oral statements. These forward-looking statements represent our goals and actual results or outcomes may differ materially from those expressed or implied. As time passes, the relevance and accuracy of forward-looking statements may change. Some factors that could cause our actual results or outcomes to differ materially from those discussed in the forward-looking statements include, but are not limited to:

  •
  fluctuation in customer growth and demand;

  •
  product introductions;

  •
  insufficient production capacity;

  •
  overcapacity in foreign and domestic metal and plastic container industry production facilities and its impact on pricing and financial results;

  •
  lack of productivity improvements or production cost reductions;

ii

  •
  the weather;

  •
  vegetable and fishing yields;

  •
  changes in power and natural resource costs;

  •
  difficulty in obtaining supplies and energy, such as gas and electric power;

  •
  shortages in and pricing of raw materials;

  •
  changes in the pricing of our products and services;

  •
  competition in pricing and the possible decrease in, or loss of, sales resulting therefrom;

  •
  loss of profitability and plant closures;

  •
  insufficient or reduced cash flow;

  •
  changes in transportation costs;

  •
  the ability to obtain adequate credit resources for foreseeable financing requirements of our businesses and to satisfy the resulting credit obligations;

  •
  regulatory action or federal and state legislation, including restrictive packaging or mandatory deposit laws, or mandated corporate governance and financial reporting laws;

  •
  the German mandatory deposit law or other restrictive packaging legislation;

  •
  increases in interest rates;

  •
  labor strikes;

  •
  increases in various employee benefits and labor costs;

  •
  investment performance of our defined benefit pension plans;

  •
  boycotts;

  •
  litigation;

  •
  intellectual property, consumer and other issues;

  •
  increases in maintenance and capital expenditures;

  •
  goodwill impairment;

  •
  changes in generally accepted accounting principles or their interpretation;

  •
  local economic conditions;

  •
  the authorization, funding, technical risk and availability of government contracts and the nature and continuation of those contracts and related services provided thereunder;

  •
  technical uncertainty associated with performance of aerospace segment contracts;

  •
  the ability or inability to pass on to customers changes in raw material costs, particularly resin, steel and aluminum;

  •
  pricing and ability or inability to sell scrap associated with the production of metal containers;

  •
  international business risks, including foreign exchange rates, particularly in developing countries such as China and Brazil, and the hedging activities which attempt to mitigate such risks;

  •
  terrorist activity or war that disrupts our production, supply or pricing of raw materials used in the production of our goods and services and/or disrupts our ability to obtain adequate credit resources for the foreseeable financing requirements of our businesses; and

  •
  successful or unsuccessful acquisitions, joint ventures or divestitures and the integration activities associated therewith.

        If we are unable to achieve our goals, then our actual performance could vary materially from the goals we have expressed or implied in these forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission, or SEC, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

SUMMARY

        The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. This prospectus includes the terms of the new notes we are offering, as well as information regarding our business and detailed financial data. We encourage you to read this prospectus in its entirety.

        On December 19, 2002, Ball Corporation acquired 100% of the capital stock of Schmalbach–Lubeca GmbH, the second largest manufacturer of metal beverage containers in Europe. The acquisition and related tranactions were financed with the proceeds from the offering of the old notes, together with borrowings under the new credit facilities, as described in further detail in this prospectus. See "The Transactions" and "Use of Proceeds."

        Except as the context otherwise requires, information in this prospectus assumes the acquisition and related transactions have been consummated. As used in this prospectus, unless otherwise stated, the term (i) "Ball Corporation" refers only to Ball Corporation and not to any of its subsidiaries; (ii) "Ball" refers to Ball Corporation and its subsidiaries prior to the acquisition; (iii) "Schmalbach–Lubeca GmbH" refers to Schmalbach–Lubeca GmbH and its predecessor, Schmalbach–Lubeca AG; (iv) "Schmalbach" refers to Schmalbach–Lubeca GmbH and its subsidiaries as constituted prior to the acquisition, after giving effect to the sale of its polyethylene terephthalate containers, or PET, and White Cap closures businesses and the distribution of the proceeds to its shareholders; (v) "we," "us," "our" and similar terms refer to Ball Corporation and its subsidiaries, including Schmalbach, immediately after giving effect to the acquisition; (vi) the term "you" refers to prospective investors in the new notes; (vii) "old notes" refers to the 6 7/8% Senior Notes due 2012 prior to the exchange; (viii) "new notes" refers to the 6 7/8% Senior Notes due 2012 offered for exchange pursuant to this prospectus and (ix) "notes" refers collectively to the new notes and the old notes.

        Additionally, unless the context otherwise requires, the information, including the unaudited pro forma condensed combined financial data, contained in this prospectus gives pro forma effect to the transactions as of the beginning of the period stated for statement of earnings data and as of the date stated for balance sheet data.

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including the financial statements and related notes and the "Risk Factors," included elsewhere in this prospectus.

The Exchange Offer

        On December 19, 2002, we privately placed $300 million of 6 7/8% Senior Notes due 2012. The old notes are, and the new notes will be, guaranteed by most of our material domestic subsidiaries.

        Simultaneously with the private placement, the subsidiary guarantors and Ball Corporation entered into a registration rights agreement with the initial purchasers of the old notes. Under the registration rights agreement, we must use all commercially reasonable efforts to deliver this prospectus to the holders of the old notes, to file the registration statement on or before March 19, 2003 and to cause such registration statement to become effective on or prior to June 17, 2003. We must use all commercially reasonable efforts to complete the exchange offer on or before 30 business days following the effective date of such registration statement. If the exchange offer does not meet such deadlines, we must pay liquidated damages to the holders of the old notes until such deadlines are met. You may exchange your old notes for new notes with substantially the same terms in this exchange offer. You should read the discussion under the heading "Summary—The New Notes" and "Description of the New Notes" for further information regarding the new notes.

        We believe that holders of the old notes may resell the new notes without complying with the registration and prospectus delivery provisions of the Securities Act, if certain conditions are met. You should read the discussion under the headings "Summary—The Exchange Offer" and "The Exchange Offer" for further information regarding the exchange offer and resales of the new notes.

Company Overview

        We are one of the world's leading suppliers of metal and plastic packaging to the beverage and food industry. Our packaging products are used for a wide variety of end markets and we have over 50 manufacturing plants around the world. Our packaging products include:

  •
  aluminum and steel beverage cans for carbonated soft drinks, beer and other beverages, of which we produced approximately 45 billion units in 2001;

  •
  two- and three-piece steel food cans for fruits, vegetables, pet food, processed meats and fish and other foods, of which we produced approximately 5.5 billion units in 2001; and

  •
  PET plastic containers for carbonated soft drinks, water, juice, sports drinks, beer and other beverages, of which we produced approximately 3.5 billion units in 2001.

        Through our wholly-owned subsidiary, Ball Aerospace & Technologies Corp., or BATC, we also provide aerospace and other high technology products and services to government and commercial customers. Our pro forma net sales for the year ended December 31, 2001, were approximately $4,540.8 million, of which beverage cans generated approximately 67%, our other packaging products, including two-and three-piece steel food cans and PET containers, generated approximately 24%, and BATC generated approximately 9%. See "—Summary Historical and Pro Forma Financial Data."

        We sell our packaging products to major beverage and food producers, including The Coca-Cola Company and its affiliated bottlers, PepsiCo Inc. and its affiliated bottlers, Miller Brewing Company, Anheuser-Busch Companies, Inc., Coors Brewing Company, N.V. Interbrew Belgium S.A., Heineken B.V., ConAgra Grocery Products Company, Kraft Foods, Inc. and Campbell Soup Company. We believe we have been able to develop long-term customer relationships by providing superior quality and customer service at competitive prices. Our preferred supplier status with our customers is evidenced by our large number of long-term supply contracts, our high customer retention and our numerous customer awards and recognitions. We estimate that in 2002, approximately 70% of our pro forma beverage can sales were made under long-term supply agreements.

Industry

        We operate in the packaging industry, which consists of metal, glass, plastic and paper-based products in the form of cans, bottles, cartons, boxes, closures and flexible packages for a variety of end markets, including food and beverage, consumer products, personal care, pharmaceutical and medical, household and foodservice, among others. According to industry sources, the global packaging industry had estimated revenues in excess of $400 billion in 2001 and had an average annual growth rate in line with worldwide gross domestic product of approximately 3% to 4%. Worldwide shipments of metal beverage cans exceeded 220 billion units in 2001, generating revenues of approximately $15 billion. The U.S. beverage can market is the largest with more than 100 billion cans shipped in 2001, followed by Europe with approximately 38 billion cans. We expect that global consumption of beverage cans will grow to over 245 billion cans annually in the next five years, implying an average annual growth rate of 2%. While beverage can consumption in the U.S. is expected to grow slightly or remain stable for the next several years, substantial growth is projected in the European beverage can market, fueled by favorable trends in Western Europe and the continued expansion of emerging markets. From 1997 through 2001, beverage can shipments in Southern Europe exhibited annual growth of 5%, growing from 7.9 billion cans in 1997 to 9.5 billion cans in 2001, while the Central and Eastern European markets have grown from 760 million cans in 1995 to 2.4 billion cans in 2001, which represents an annual compounded growth rate in excess of 20%. Poland is among the fastest growing regions in the European market, with annual growth in excess of 35% from 1997 to 2001.

Acquisition Rationale

        Schmalbach is the second largest manufacturer of metal beverage containers in Europe, with operations consisting of 10 can plants and two end plants, a technical center in Bonn, Germany, and an office in Ratingen, Germany, near Düsseldorf. Of the 12 plants, four are located in Germany, four in the United Kingdom, two in France and one each in the Netherlands and Poland. In total, the plants produce about 12 billion containers annually, with 60% being produced from steel and 40% from aluminum. For the year ended December 31, 2001 and the nine months ended September 30, 2002, Schmalbach had net sales of approximately $854.7 million and $822.3 million, respectively. The Schmalbach acquisition was an attractive opportunity for several reasons:

  •
  Strong Presence in Growing European Market—Schmalbach has a strong presence in the European metal beverage can market, which has experienced steady growth and is the second largest metal beverage can market in the world. Schmalbach's share of the European market was approximately 27% in 2001 and is expected to increase to 31% in 2002 as a result of Schmalbach's acquisition of two plants from Rexam PLC near the end of 2001. Schmalbach sells cans principally in Western Europe, as well as in Poland and other Eastern European markets. The strength of Schmalbach's presence in the various European markets will position us well to take advantage of projected consumption growth in the European market, which is expected to grow approximately 4% to 5% per annum over the next several years.

  •
  Geographically Balanced Portfolio—Approximately 95% of Ball's packaging sales in 2001 were derived from North America. As a result of the acquisition, this percentage has been reduced to approximately 75%, significantly improving our geographic diversification. Schmalbach's largest sales region in 2001 was Germany with 35%, followed by France and the Netherlands with 26% combined, the United Kingdom with 25% and Poland with 9%.

  •
  World-Class Customer Base—Like Ball, Schmalbach enjoys superior relations with its customers, including widely recognized names such as Coca-Cola, Britvic (Pepsi), Coors, Heineken, Interbrew and South African Breweries. Schmalbach's sales mix is weighted more heavily toward the growing beer can market in Europe, with beer cans accounting for approximately 55% of Schmalbach's sales in 2001 and carbonated soft drink cans accounting for the other 45%.

  •
  Best Practices Opportunities—While we are not relying on synergies, we will aggressively pursue those areas where we can leverage the strengths of both organizations. For example, Schmalbach is a world leader in two-piece steel technology, and we intend to capitalize on this leadership to enhance our growing North American metal food can business. There are also opportunities to leverage both organizations in other manufacturing capabilities, research and development, purchasing and management expertise.

  •
  Global Leadership—As a result of the acquisition, we are the world's largest manufacturer of metal beverage cans, with the ability to produce over 45 billion cans annually. On a pro forma basis, the acquisition significantly increases Ball's beverage can net sales for the year ended December 31, 2001, from approximately $2.2 billion to approximately $3 billion.

  •
  Attractive Accretion and Returns—Based on the acquisition purchase price and the current financial performance of Schmalbach, we believe that the transaction will be accretive to Ball's earnings per share in the first year of combined operations and provide us returns on our capital invested in excess of our weighted average cost of capital.

Competitive Strengths

        We believe that a number of factors contribute to our position as a premier supplier of packaging products, with multiple sources of earnings and cash flow. These factors include:

  •
  Significant Presence in Multiple Markets—We are the largest manufacturer of metal beverage containers in North America, with 2001 production capacity of approximately 33 billion cans, representing approximately 31% of total North American beverage can capacity. As a result of the acquisition, we are the second largest manufacturer of metal beverage containers in Europe, with estimated annual production capacity of approximately 12 billion cans, representing approximately 31% of total European beverage can capacity. Our beverage can capacity in North America is substantially ahead of our next largest competitor in North America. We are also one of the largest beverage can producers in the People's Republic of China, or PRC, in addition to participating in joint ventures in Brazil, Thailand, Taiwan and the Philippines and licensing technology to companies in Mexico, Israel, Venezuela, Korea, Australia and New Zealand.

  •
  Diversified Sources of Cash Flow—Ball's operations historically have generated significant cash flow. Ball believes that the addition of Schmalbach provides opportunities to increase earnings and cash flow. Our presence in multiple markets, including metal beverage cans, steel food cans, PET containers and high technology aerospace products, diversifies our available sources of free cash flow.

  •
  Low Cost Manufacturer with State-of-the-Art Facilities—We believe that, as a result of our size, superior process technology and manufacturing practices, we are one of the lowest cost metal beverage can producers in North America. Modernization programs at many of our facilities over the past decade have increased productivity, reduced costs and improved product quality. We believe that our expertise in low cost manufacturing can benefit the Schmalbach facilities.

  •
  Experienced Management—We are led by an experienced management team with a proven track record of successfully integrating major acquisitions, increasing profitability, expanding our customer base, implementing state-of-the-art manufacturing process technology, improving operating efficiencies, introducing product innovations and entering new markets and businesses. Our top nine senior executives average over 16 years of packaging industry experience and over 17 years with Ball. We expect that our European operations will continue to be managed by the top two executives at Schmalbach, who have an average of over 10 years of packaging industry experience and over five years with Schmalbach.

  •
  High Quality Products and Service—We believe that the quality of our products and customer service is among the highest in the industry, as indicated by the number of quality awards we have earned. For example, in 2001 Ball's beverage can business was presented with Miller's "Supplier of the Year" award, which is awarded to only one supplier per year. In addition, all four of Ball's beverage can facilities that supply Anheuser-Busch have earned its elite "Certified Supplier" status, which is based on our level of service and the quality of our systems. Schmalbach's Bierne, France facility received a "Best Quality Supplier" award from Coca-Cola and an "A-Class Supplier" award from Interbrew. Outside of the packaging product line, BATC was awarded Boeing's "Silver Supplier" status and the James S. Cogswell Award for Outstanding Industrial Security Achievement by the Defense Security Service. We continually strive to improve the quality of our products and production processes through rigorous quality systems, comprehensive employee training and tight control of our manufacturing processes.

  •
  Technological Leadership—We have extensive experience in improving productivity and designing innovative products. In particular, Ball has successfully increased manufacturing efficiencies and lowered unit costs through internally-developed equipment enhancements. We also have made numerous patented advancements in can and can end manufacturing techniques, in areas including dome reforming, spin flow necking and electromagnetic bodymaker redraw. We are thereby able to provide cans with innovative shapes and other customized features to our customers at a competitive price. We plan to share the best technology and innovations specific to Ball and Schmalbach to enhance our combined manufacturing operations.

Business Strategy

        Over the past several years, Ball has pursued a strategy to: (1) consolidate and grow through acquisitions, strategic alliances or other means in order to improve the competitive positioning and profitability of our existing businesses; (2) rationalize and restructure those businesses which faced overcapacity and/or insufficient levels of profitability and cash flow; and (3) operate our businesses to maximize returns of capital, profitability and cash flow. This strategy has resulted in several acquisitions, including Ball's acquisition of Reynolds Metals Company's North American beverage can business in 1998, which doubled the size of Ball's beverage can operations, joint ventures in its food and beverage container businesses, entry into the PET business and investments of capital to expand and upgrade facilities. It also led to the sale of Ball's glass container operations in 1995 and 1996 and the consolidation of manufacturing facilities in North America and the PRC.

        To maintain our status as a premier, low-cost manufacturer of packaging products and expand our world-class niche aerospace business, we will continue to pursue several strategic initiatives, including:

  •
  Leverage Relationships with Existing Customers—We have long-term relationships with leading domestic and international beverage and food manufacturers and are continually seeking to expand our business with these customers and their affiliates. These customer relationships are maintained and expanded through our continued delivery of low cost quality products, superior customer service, innovation in design, efficient distribution through the use of strategically located facilities and the supply of products under multi-year supply contracts.

  •
  Maintain Low Cost Position—We will continue to pursue opportunities to strengthen our low cost position in the metal beverage can business, as well as opportunities to lower costs in steel food cans and PET containers. Our strategy is to reduce costs and increase operating efficiencies through: (1) investments in productivity-enhancing machinery and equipment; (2) development and implementation of proprietary process technology; (3) reductions in the material content of containers; (4) improved utilization of capacity, equipment and personnel; and (5) purchasing economies of scale.

  •
  Enhance Technological Leadership—We will continue to make research and development an important element of our competitive advantage and strategy, both in designing new products and in improving production efficiency and productivity. We plan to continue to work actively with customers to improve existing products and to design new packaging features. We also intend to leverage our design and engineering capabilities to develop value-added packaging and aerospace products, and to create more cost-effective manufacturing systems and materials that contribute to improvements in quality and operating efficiency.

  •
  Expand PET Business—We plan to continue to capitalize on the increasing usage of PET containers for beverage products. Our strategy is to expand our production capacity at existing plants so as to leverage our fixed investment, lower costs and optimize efficiency. We believe our PET products complement our metal beverage containers, giving us the opportunity to capitalize on our strong customer relationships, as well as provide us with a growth vehicle for new customers in the beverage and food industries.

  •
  Capitalize on BATC's World-Class Capabilities—We intend to focus on our core strength in the growing defense market, as well as in the commercial space market. Geopolitical events and executive and legislative branch priorities have created considerable growth opportunities in our core competencies. As an example, BATC's expertise in supplying highly specialized optical equipment to fix the Hubble Space Telescope is in demand in areas involving national security.

Recent Developments

        On January 29, 2003, we announced 2002 full year and fourth quarter results that were higher than those in the previous year. For the quarter ended December 31, 2002, Ball had net sales and earnings of $910.2 million and $28.7 million, respectively, compared to net sales of $843 million and earnings of $8.1 million for the quarter ended December 31, 2001. For the year ended December 31, 2002, Ball had net sales of $3,858.9 million and net earnings of $156.1 million, compared to net sales of $3,686.1 million and a net loss of $(99.2) million for the year ended December 31, 2001. Due to overall market conditions, we were required to make additional contributions of approximately $37 million to our North American pension plans during the fourth quarter of 2002. Additionally, for certain plans we were required to recognize additional minimum liability adjustments which resulted in an increase in long-term liabilities of $85.9 million and a reduction of shareholders' equity of $99.2 million.

The Transactions

        As used in this prospectus, the "transactions" collectively refer to the acquisition, the offering of the old notes, the repayment of certain existing debt of Ball, the borrowings under the new credit facilities, the consent solicitation and the payment of related fees and expenses, all of which are described more fully below and under "The Transactions," "Use of Proceeds" and "Description of Other Indebtedness." For purposes of this section "The Transactions," amounts converted to U.S. dollars from sterling and euros are converted at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 19, 2002.

        The Acquisition.    On December 19, 2002, Ball Corporation, through an indirect, wholly-owned subsidiary, completed the acquisition of 100% of the capital stock of Schmalbach–Lubeca GmbH for a purchase price, subject to certain adjustments and excluding fees and expenses, of approximately €922.3 million (or $942.3 million). Schmalbach–Lubeca GmbH is now being operated as an indirect, wholly-owned European subsidiary of Ball Corporation and is a restricted subsidiary under the indenture governing the notes. See "The Transactions" for a more detailed description of the terms and conditions of the acquisition.

  The Financings.

        The Offering of the Old Notes—The proceeds from the offering of the old notes, together with the proceeds from the new credit facilities described below, were used to finance the transactions.

        New Credit Facilities—In connection with the transactions, we entered into new senior secured credit facilities, referred to herein as the new credit facilities, with a syndicate of lenders. The new credit facilities consist of term loan facilities in the amounts of $350 million, €414 million and £79 million and revolving credit facilities in an aggregate U.S. dollar equivalent amount of $450 million. See "Description of Other Indebtedness—New Credit Facilities" for a more detailed description of the new credit facilities.

        Consent Solicitation.    Ball Corporation has successfully completed a solicitation of consents from the holders of its existing $300 million of 7 3/4% Senior Notes due 2006, or the 2006 notes, and its existing $250 million of 8 1/4% Senior Subordinated Notes due 2008, or the 2008 notes, and together with the 2006 notes, the existing notes, in order to amend certain provisions in the indentures governing the existing notes. Ball Corporation, the trustee and the subsidiary guarantors of the existing notes have executed the supplemental indentures, and the amendments have become operative. The amendments will enable Ball Corporation to own and operate the acquired business of Schmalbach in a more tax efficient manner and to enhance our ability to efficiently operate and finance our business as a global company.

The Exchange Offer

        On December 19, 2002, Ball Corporation issued $300,000,000 principal amount of 6 7/8% Senior Notes due 2012, the old notes to which the exchange offer applies, to a group of initial purchasers in reliance on exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In connection with the initial purchasers' purchase of the old notes, we agreed to commence the exchange offer following the initial offering of the old notes.

Registration Rights Agreement	We sold the old notes on December 19, 2002 to the initial purchasers—Lehman Brothers, Inc., Deutsche Bank Securities Inc., Banc of America Securities LLC, Banc One Capital Markets, Inc., BNP Paribas Securities Corp., Dresdner Kleinwort Wasserstein- Grantchester, Inc., McDonald Investments Inc., SunTrust Capital Markets, Inc. and Wells Fargo Brokerage Services, LLC. Simultaneously with the sale of the old notes, we entered into a registration rights agreement which provides for the exchange offer.

You may exchange your old notes for new notes, which have substantially identical terms. The exchange offer satisfies your rights under the registration rights agreement. After the exchange offer is over, you will not be entitled to any registration rights with respect to your old notes.
The Exchange Offer	We are offering new 6 7/8% Senior Notes due 2012, all of which new notes have been registered under the Securities Act, in exchange for your old notes.

To exchange your old notes, you must properly tender them, and we must accept them. We will exchange all old notes that you validly tender and do not validly withdraw. We will issue registered new notes at or promptly after the consummation of the exchange offer.
Resale of New Notes
We believe that, if you are not a broker-dealer, you may offer for resale, resell or otherwise transfer the new notes without complying with the registration and prospectus delivery requirements of the Securities Act if you:
• acquire the new notes in the ordinary course of your business;
• are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in a distribution of the new notes; and
• are not an "affiliate" of Ball within the meaning of Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any new notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. Moreover, our belief that transfers of new notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to other, unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Any broker-dealer that acquires new notes for its own account in exchange for old notes must represent that the old notes to be exchanged for the new notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the new notes. However, by so acknowledging and by delivering a prospectus, such participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. During the period ending 180 days after the consummation of the exchange offer, subject to extension in limited circumstances, a participating broker-dealer may use this prospectus for an offer to sell, a resale or other retransfer of new notes received in exchange for old notes which it acquired through market-making activities or other trading activities.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on April 1, 2003, unless we extend the expiration date.
Withdrawal
You may withdraw your tender of old notes under the exchange offer at any time before the exchange offer expires. Any withdrawal must be in accordance with the procedures described in "The Exchange Offer—Withdrawal Rights."
Procedures for Tendering Old Notes	Each holder of old notes that wishes to accept the exchange offer must either:
•
complete, sign and date the accompanying letter of transmittal or a facsimile copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed, if required, and deliver the letter of transmittal, together with any other required documents (including the old notes), to the exchange agent; or
•
if old notes are tendered pursuant to book-entry procedures, the tendering holder must deliver a completed and duly executed letter of transmittal or arrange with DTC to cause an agent's message to be transmitted with the required information (including a book-entry confirmation) to the exchange agent; or
• comply with the procedures set forth below under "—Guaranteed Delivery."

Do not send letters of transmittal, certificates representing old notes or other documents to us or DTC. Send these documents only to the exchange agent at the appropriate address given in this prospectus and in the letter of transmittal.
Special Procedures for Tenders by Beneficial Owners of Old Notes	If

• you beneficially own old notes;
• those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee; and
• you wish to tender your old notes in the exchange offer,
please contact the registered holder as soon as possible and instruct it to tender on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.
Guaranteed Delivery
If you hold old notes in certificated form or if you own old notes in the form of a book-entry interest in a global note deposited with the trustee, as custodian for DTC, and you wish to tender those old notes but
• your old notes are not immediately available;
• time will not permit you to deliver the required documents to the exchange agent by the expiration date; or
• you cannot complete the procedure for book-entry transfer on time, you may tender your old notes pursuant to the procedures described in "The Exchange Offer—Procedures for Tendering Old Notes—Guaranteed Delivery."
Consequences of Not Exchanging Old Notes
If you do not tender your old notes or we reject your tender, your old notes will remain outstanding and will be entitled to the benefits of the indenture governing the notes. Under such circumstances, you would not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Existing transfer restrictions would continue to apply to the old notes. We could reject your tender of old notes if you tender them in a manner that does not comply with the instructions provided in this prospectus and the accompanying letter of transmittal. See "Risk Factors—Consequences of a Failure to Exchange Old Notes" for further information.
Appraisal or Dissenters' Rights	You do not have any appraisal or dissenters' rights in connection with the exchange offer. See "The Exchange Offer" and "Risk Factors—Consequences of a Failure to Exchange Old Notes."
U.S. Federal Tax Consequences	Your exchange of old notes for new notes will not be treated as a taxable exchange for U.S. federal income tax purposes. See "Material U.S. Federal Tax Consequences."
Conditions to the Exchange Offer
The exchange offer is subject to the conditions that it not violate applicable law or any SEC policy. In addition, the exchange offer is conditioned on the tender of the old notes to us by the holders in accordance with the exchange offer.

Use of Proceeds
We will not receive any proceeds from the exchange offer or the issuance of the new notes. The net proceeds from the issuance of the old notes were used to finance the transactions and for general corporate purposes. See "—The Transactions" and "The Transactions."
Acceptance of Old Notes and Delivery of New Notes
We will accept for exchange any and all old notes properly tendered prior to the expiration of the exchange offer. We will complete the exchange offer and issue the new notes as soon as practicable after the expiration date.
Exchange Agent
The Bank of New York is serving as exchange agent for the exchange offer. The address and telephone number of the exchange agent are provided in this prospectus under "The Exchange Offer—Exchange Agent" and in the letter of transmittal.

The New Notes

        The form and terms of the new notes will be identical in all material respects to the form and terms of the old notes, except that the new notes:

  •
  will have been registered under the Securities Act;
  •
  will not bear restrictive legends restricting their transfer under the Securities Act;
  •
  will not be entitled to the registration rights that apply to the old notes; and
  •
  will not contain provisions relating to liquidated damages in connection with the old notes under circumstances related to the timing of the exchange offer.

The new notes represent the same debt as the old notes and are governed by the same indenture, which is governed by New York law.

Issuer	Ball Corporation.
Notes Offered	$300,000,000 in aggregate principal amount of 6 7/8% Senior Notes due 2012.
Maturity Date	December 15, 2012.
Interest Payment Dates	June 15 and December 15 of each year, commencing June 15, 2003.
Guarantees
Ball Corporation's operations are conducted through its subsidiaries. Ball Corporation's obligations under the old notes are, and under the new notes will be, fully and unconditionally guaranteed by certain of Ball Corporation's existing and future material domestic subsidiaries. The old notes are not, and the new notes will not be, guaranteed by any of Ball Corporation's foreign subsidiaries. For the nine months ended September 29, 2002, Ball Corporation and the entities that will guarantee the new notes and that are guarantors of the old notes, generated approximately 71% of our pro forma net sales.
Ranking	The old notes are, and the new notes will be, Ball Corporation's senior unsecured obligations and rank:
• equally in right of payment to all of Ball Corporation's existing and future senior unsecured debt; and

	•	senior in right of payment to all of Ball Corporation's existing and future debt that expressly provides for its subordination to the notes.
The subsidiary guarantee of each subsidiary guarantor under the old notes is, and under the new notes will be, such subsidiary guarantor's senior unsecured obligation and rank:
	•	equally in right of payment to all of such subsidiary guarantor's existing and future senior unsecured debt; and
	•	senior in right of payment to all of such subsidiary guarantor's existing and future debt that expressly provides for its subordination to such subsidiary guarantor's subsidiary guarantee.

The old notes are, and the new notes will be, effectively subordinated in right of payment to any secured debt of Ball Corporation and its subsidiaries to the extent of the value of the assets serving as security for such secured debt. The old notes also are, and the new notes will also be, effectively subordinated to all liabilities, including trade payables, of subsidiaries of Ball Corporation that are not subsidiary guarantors.
As of September 29, 2002, on a pro forma basis:
•
Ball Corporation and its subsidiaries would have had approximately $1,982 million principal amount of outstanding debt on a consolidated basis, of which approximately $1,074.9 million would have been secured, and an additional $313.2 million would have been available for borrowing on a secured basis under the new credit facilities;
•
approximately $250 million principal amount of Ball Corporation's and the subsidiary guarantors' outstanding debt would have been contractually subordinated to the notes and the subsidiary guarantees of the notes; and
	•	Ball's subsidiaries that are non-guarantors would have had approximately $809.7 million in liabilities, excluding intercompany liabilities and the new credit facilities but including trade payables.
See "Description of Other Indebtedness."
Optional Redemption
Before December 15, 2005, we may redeem up to 35% of the original aggregate principal amount of the notes with the net proceeds of certain equity offerings, provided that at least 65% of the original aggregate principal amount of the notes remains outstanding after the redemption.

On or after December 15, 2007, we may redeem some or all of the notes at any time at the redemption prices described in the section "Description of New Notes—Optional Redemption" plus accrued and unpaid interest, if any, to the date of redemption.

Offer to Purchase
If we sell certain assets or experience specific kinds of changes in control, we must offer to purchase the notes at the prices listed in the section "Description of New Notes—Repurchase at the Option of Holders" plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption.
Covenants
We issued the old notes, and will issue the new notes, under an indenture among Ball Corporation, the subsidiary guarantors and the trustee. The indenture, among other things, limits Ball Corporation's and its restricted subsidiaries' ability to:
	•	incur additional debt and issue preferred stock;
	•	pay dividends or make other restricted payments;
	•	make certain investments;
	•	create liens;
	•	place restrictions on the ability of certain of our subsidiaries to pay dividends or make other payments to us;
	•	sell assets;
	•	merge or consolidate with other entities; and
	•	enter into transactions with affiliates.

Each of the covenants is subject to a number of important exceptions and qualifications. Certain of these covenants will no longer be applicable if and when the notes are rated Baa3 or better by Moody's and BBB- or better by Standard & Poor's. See "Description of New Notes."
Absence of a Public Market for the New Notes
The old notes are presently eligible for trading through the PORTALsm Market, but the new notes will be new securities for which there is currently no market. Although the initial purchasers have informed us that they intend to make a market in the new notes, they are not obligated to do so, and they may discontinue market-making at any time without notice. We do not intend to apply for a listing of the new notes on any securities exchange. Accordingly, we cannot assure you that a liquid market for the new notes will develop or be maintained.

Risk Factors

        Investing in the notes involves a number of material risks. You should consider carefully the information set forth under "Risk Factors" beginning on page 16 before deciding whether to participate in the exchange offer.

Address and Telephone Number

        Our principal executive office is located at Ball Corporation, 10 Longs Peak Drive, Broomfield, Colorado 80021-2510 and our telephone number is (303) 469-3131. Our website address is http://www.ball.com. Information contained on our website, or on any other website referred to therein, does not constitute part of this prospectus and is not incorporated by reference in this prospectus.

Summary Historical and Pro Forma Financial Data

        The summary historical financial data as of and for each of the two years in the period ended December 31, 2001 have been derived from Ball's audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial data as of and for the nine months ended September 29, 2002 have been derived from Ball's unaudited consolidated financial statements included elsewhere in this prospectus. The summary pro forma financial data set forth below have been derived from the Unaudited Pro Forma Condensed Combined Financial Data included elsewhere in this prospectus. The pro forma statement of earnings data and other pro forma data for the year ended December 31, 2001 and the nine months ended September 29, 2002 give effect to the transactions as if they had occurred on January 1, 2001. The pro forma balance sheet data give effect to the transactions as if they had occurred on September 29, 2002.

        The information set forth below should be read in conjunction with "Unaudited Pro Forma Condensed Combined Financial Data," "Selected Financial Data—Schmalbach–Lubeca Beverage Cans," "Selected Financial Data—Ball," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated or combined financial statements of Ball and Schmalbach–Lubeca Beverage Cans included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 29,
	Historical
				Pro Forma 2001		Historical 2002	Pro Forma 2002
	2000	2001
	(dollars in millions)
Statement of Earnings Data:
Net sales	$3,664.7	$3,686.1		$4,540.8		$2,948.7	$3,771.0
Cost of sales(1)	3,067.1	3,142.2		3,818.3		2,475.4	3,071.9
Depreciation and amortization	159.1	152.5		185.2		109.0	140.6
Business consolidation costs and other	76.4	271.2		271.2		—	(4.2)
Selling and administrative	138.9	135.6		197.5		117.0	170.1
Receivable securitization fees and other	14.1	10.0		4.1		2.8	6.2

Earnings (loss) before interest and taxes	209.1	(25.4)		64.5		244.5	386.4
Net earnings (loss)	$68.2	$(99.2)		$(61.9)		$127.4	$200.8

Basic earnings (loss) per share	$1.13	$(1.85)		$(1.16)		$2.26	$3.56
Diluted earnings (loss) per share	$1.07	$(1.85	)(2)	$(1.16	)(2)	$2.21	$3.49
Other Data:
Interest expense	$95.2	$88.3		$136.9		$55.1	$99.3
Cash flow from operations	176.5	320.8				251.4
Book value per share(3)(4)	11.40	8.72				9.53	9.43
Capital expenditures	98.7	68.5		95.5		87.7	104.8
Ratio of earnings to fixed charges (unaudited)(5)	1.9x	—	(6)	0.6x		3.7x	3.5x

	As of September 29, 2002
	Ball Actual	Pro Forma
Balance Sheet Data:
Cash and cash equivalents	$58.2	$58.2
Working capital	155.8	86.9
Total assets	2,382.1	3,953.8
Total debt, including current maturities	1,023.0	1,982.0
Shareholders' equity	541.6	536.0

(1)
Excludes depreciation and amortization expense.

(2)
The diluted loss per share for 2001 is the same as the net loss per basic share because the assumed exercise of dilutive securities would have been antidilutive, in effect reducing losses per share.

(3)
Historical book value per share is computed by dividing total stockholders' equity by the number of shares of common stock outstanding at the end of each period.

(4)
The pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the number of shares of common stock outstanding at the end of each period.

(5)
The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes and minority interests plus fixed charges. Fixed charges consist of interest expense, amortization of financing costs, the estimated interest component of rent expense and dividends on preferred stock.

(6)
During the year ended December 31, 2001, there was a deficiency of earnings to fixed charges of $112.8 million.

RISK FACTORS

        You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before making a decision to exchange your old notes in the exchange offer. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially and adversely affect our business, financial condition or results of operations.

Risks Associated with the Exchange Offer

Consequences of a Failure to Exchange Old Notes

        We did not register the old notes under the Securities Act or any state securities laws, nor do we intend to after the exchange offer. As a result, the old notes may only be transferred in limited circumstances under the securities laws. If you do not exchange your old notes in the exchange offer, you will lose your right to have the old notes registered under the Securities Act, subject to certain limitations. If you continue to hold old notes after the exchange offer, you may be unable to sell the old notes. Old notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to existing restrictions.

Lack of Public Market for New Notes

        While the old notes are presently eligible for trading in the PORTALsm Market, there is no existing market for the new notes. The initial purchasers of the old notes have advised us that they currently intend to make a market in the new notes following the exchange offer, but they are not obligated to do so, and any market-making may be stopped at any time without notice. We do not intend to apply for a listing of the new notes on any securities exchange. We do not know if an active public market for the new notes will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the new notes may be adversely affected. We cannot make any assurances regarding the liquidity of the market for the new notes, the ability of holders to sell their new notes or the price at which holders may sell their new notes. In addition, the liquidity and the market price of the new notes may be adversely affected by changes in the overall market for securities similar to the new notes, by changes in our financial performance or prospects and by changes in conditions in our industry.

Procedures for Tender of Old Notes

        The new notes will be issued in exchange for the old notes only after timely receipt by the exchange agent of the old notes or a book-entry confirmation related thereto, a properly completed and executed letter of transmittal or an agent's message and all other required documentation. If you want to tender your old notes in exchange for new notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of old notes for exchange. Old notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to the existing transfer restrictions. In addition, if you tender the old notes in the exchange offer to participate in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information, please refer to the sections entitled "The Exchange Offer" and "Plan of Distribution and Selling Restrictions" later in this prospectus.

Risks Relating to Our Business and Operations

The loss of a key customer could have a significant negative impact on our sales.

        While we have diversified our customer base, we do sell a majority of our packaging products to relatively few major beverage and packaged food companies, some of which operate in both North America and Europe. The following table illustrates Ball's 2001 consolidated net sales to its major customers:

Customer	Percentage of 2001 net sales
PepsiCo Inc. and affiliated bottlers	21%
Miller Brewing Company	16%
The Coca-Cola Company and affiliated bottlers	10%
Anheuser-Busch Companies, Inc.	6%

Total	53%

        Approximately 55% of Schmalbach's 2001 gross trade sales were generated by ten customers.

        Although approximately 70% of our customer contracts are long-term, these contracts are terminable under certain circumstances, such as our failure to meet quality or volume requirements. Because we depend on relatively few major customers, our business, financial condition or results of operations could be adversely affected by the loss of any of these customers, a reduction in the purchasing levels of these customers, a strike or work stoppage by a significant number of these customers' employees or an adverse change in the terms of the supply agreements with these customers.

        The primary customers for our aerospace work are U.S. government agencies or their prime contractors. These sales represented approximately 10% of Ball's consolidated 2001 net sales. Our contracts with these customers are subject to, among other things, the following risks:

  •
  unilateral termination for convenience by the customers;

  •
  reduction or modification in the scope of the contracts due to changes in the customer's requirements or budgetary constraints;

  •
  under fixed-price contracts, increased or unexpected costs causing losses or reduced profits; and

  •
  under cost reimbursement contracts, unallowable costs causing losses or reduced profits.

        Congressional budget reductions or a failure to increase agency budgets may limit both the funding of our existing government-derived contracts and our ability to obtain new contracts. In addition, our failure to win a long-term contract with a government agency or their prime contractors can effectively prevent us from selling certain items to that customer for an extended period of time.

We face competitive risks from many sources that may negatively impact our profitability.

        Competition within the packaging industry is intense. Increases in productivity, combined with surplus capacity in the industry, have maintained competitive pricing pressures. The principal methods of competition in the general packaging industry are price, service and quality. Some of our competitors may have greater financial, technical and marketing resources. Our current or potential competitors may offer products at a lower price or products that are superior to ours. In addition, our competitors may be more effective and efficient in integrating new technologies. Any of the factors listed above may cause price reductions, reduced gross margins and losses of market share for us. We cannot assure you that we will compete successfully.

We cannot assure you that Ball and Schmalbach will be successfully integrated.

        If we cannot successfully integrate Schmalbach's operations, we may experience material negative consequences to our business, financial condition or results of operations. The integration of companies that have previously been operated separately involves a number of risks, including, but not limited to:

  •
  demands on management related to the significant increase in our size after the acquisition;

  •
  the diversion of management's attention from the management of daily operations to the integration of operations;

  •
  difficulties in the assimilation and retention of employees;

  •
  difficulties in the assimilation of different cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations;

  •
  the risks of entering markets in which the acquirer has no or limited prior experience;

  •
  difficulties in the integration of departments, systems, including accounting systems, technologies, books and records and procedures, as well as in maintaining uniform standards, controls, including internal accounting controls, procedures and policies; and

  •
  expenses of any undisclosed or potential legal liabilities.

        Prior to the acquisition, Ball and Schmalbach operated as separate entities. We may not be able to maintain the levels of revenue, earnings or operating efficiency that Ball or Schmalbach had achieved or might have achieved separately. Successful integration of Schmalbach's operations will depend on our ability to manage those operations, realize opportunities for revenue growth presented by strengthened product offerings and expanded geographic market coverage and, to some degree, to eliminate redundant and excess costs. Because of difficulties in combining geographically distant operations, we may not be able to achieve the benefits that we hope to achieve as a result of the acquisition. The combined financial results of Ball and Schmalbach presented in this prospectus cover periods during which they were not under the same management and, therefore, may not be indicative of our future financial or operating results.

We are subject to competition from alternative products which could result in lower profits and reduced cash flows.

        Competition from alternative beverage containers could result in lower profits and reduced cash flows.

        The metal beverage can is subject to significant competition from substitute products, particularly plastic soft drink bottles made from PET, single serve beer bottles, and containers made of glass, cardboard or other materials. In addition, there have been several recent developments in plastic beer bottle technology that may enable plastic bottles to better compete against the can. Both the proportion of plastic bottles sold in the U.S. and European soft drink container markets and the proportion of glass bottles sold in the U.S. beer container market grew substantially during the 1990s and the early 2000s. Competition from plastic soft drink bottles is particularly intense in the United States and the United Kingdom. There can be no assurance that we will successfully compete against alternative beverage containers which could result in a reduction in our profits or cash flow.

We have a narrow product range and our business would suffer if usage of our products decreased.

        For the year ended December 31, 2001, 67% of our pro forma net sales were from the sale of metal beverage cans, and we expect to derive a significant portion of our future revenues from the sale of metal beverage cans. We sell no PET bottles in Europe. Our business would suffer if the use of metal beverage cans decreased. Accordingly, broad acceptance of aluminum and steel cans for a wide variety of beverages by consumers is critical to our future success. If demand for glass and PET bottles increases relative to cans, or the demand for aluminum and steel cans does not develop as expected, our business, financial condition or results of operations could be materially adversely affected.

Our business, financial condition and results of operations are subject to risks resulting from increased international operations.

        We are subject to significantly greater international exposure as a result of the acquisition of Schmalbach than we were prior to the acquisition. On a pro forma basis, we would have derived approximately 25% of our total net sales from outside of North America in the year ended December 31, 2001. The increased scope of international operations may lead to more volatile financial results than can be predicted based upon historical results. The combined businesses would have operations in 10 countries and, as of September 29, 2002, would have employed approximately 8,250 employees in the United States and approximately 4,350 employees in other countries. This may make it more difficult for us to manage our business. Reasons for this include, but are not limited to, the following:

  •
  political and economic instability in foreign markets;

  •
  foreign governments' restrictive trade policies;

  •
  inconsistent product regulation or sudden policy changes by foreign agencies or governments;

  •
  the burden of complying with multiple and potentially conflicting laws;

  •
  the imposition of duties, taxes or government royalties;

  •
  foreign exchange rate risks;

  •
  difficulty in collecting international accounts receivable;

  •
  potentially longer payment cycles;

  •
  increased costs in maintaining international manufacturing and marketing efforts;

  •
  the introduction of non-tariff barriers and higher duty rates;

  •
  difficulties in enforcement of contractual obligations and intellectual property rights;

  •
  the geographic, time zone, language and cultural differences between personnel in different areas of the world; and

  •
  national and regional labor strikes.

        Any of these factors could materially adversely affect our business, financial condition or results of operations.

We have been exposed and, as a result of the transactions, will be further exposed to exchange rate fluctuations.

        For the year ended December 31, 2001, on a pro forma basis, 72% of our net sales were attributable to operations with U.S. dollars as their functional currency, and 28% of our net sales were attributable to operations having other functional currencies, with 11% of net sales attributable to the euro. Due to fluctuations in the currencies listed below, primarily the Brazilian real, Ball incurred unfavorable accumulated foreign currency translation adjustments of $2.1 million and $3.2 million for the years ended December 31, 2001 and 2000, respectively.

        Our reporting currency is the U.S. dollar. Historically, Ball's foreign operations, including assets and liabilities and revenues and expenses, have been denominated in various currencies other than the U.S. dollar, and we expect that our foreign operations will continue to be so denominated. As a result, the U.S. dollar value of Ball's foreign operations have varied, and will continue to vary, with exchange rate fluctuations. In this respect, historically Ball has been primarily exposed to fluctuations in the exchange rate of the Brazilian real, Thai baht, Chinese renminbi, Hong Kong dollar and Canadian dollar against the U.S. dollar.

        Historically, Schmalbach's operations, including assets and liabilities and revenues and expenses, have been denominated in euros, sterling and Polish zloty and reported in euros. Schmalbach will continue such practice. As a result, the U.S. dollar value of Schmalbach's operations will vary with exchange rate fluctuations.

        A decrease in the value of any of these currencies, including the euro, relative to the U.S. dollar could reduce our profits from foreign operations and the value of the net assets of our foreign operations when reported in U.S. dollars in our financial statements. This could have a material adverse effect on our business, financial condition or results of operations as reported in U.S. dollars.

        In addition, fluctuations in currencies relative to currencies in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues and expenses of our foreign operations are translated using average exchange rates during each period. Translation gains and losses are reported in accumulated other comprehensive loss as a component of shareholders' equity.

        While our expenses with respect to foreign operations are generally denominated in the same currency as the corresponding sales, thereby generally limiting exchange rate risk with respect to transactions, our purchases of aluminum for foreign operations are denominated in U.S. dollars, thus subjecting us to exchange rate risk with respect to aluminum. We cannot predict the effect of exchange rate fluctuations upon future operating results.

        We actively manage our exposure to foreign currency fluctuations in order to mitigate the effect of foreign cash flow and reduce earnings volatility associated with foreign exchange rate changes. We primarily use forward contracts and options to manage our foreign currency exposures and, as a result, we experience gains and losses on these derivative positions offset, in part, by the impact of currency fluctuations on existing assets and liabilities. Economic risks associated with these hedging instruments include: unexpected fluctuations in interest rates impacting our future buying power for purchasing foreign currencies; and unexpected changes in the timing and collection of funds related to hedging instruments, both of which can cause hedging instruments to be ineffective. An ineffective hedging instrument may expose us to currency losses, which could have an adverse effect on our business, financial condition or results of operations. We cannot assure you that our hedging programs will be effective.

Our business, operating results and financial condition are subject to particular risks in certain regions of the world.

        We may experience an operating loss in one or more regions of the world for one or more periods, which could have a material adverse effect on our business, operating results or financial condition. In particular, current local market conditions have slowed our businesses in China and Brazil and decreased exports of our products from China to other Asian countries. We cannot predict when or if these market conditions will improve. Moreover, overcapacity, which often leads to lower prices, exists in a number of regions, including Asia and Latin America, and may persist even if demand grows. Our ability to manage such operational fluctuations and to maintain adequate long-term strategies in the face of such developments will be critical to our continued growth and profitability.

If we fail to retain key management and personnel we may be unable to implement our key objectives.

        We believe that our future success depends, in large part, on our experienced management team. Losing the services of key members of our management team could make it difficult for us to manage our business and meet our objectives.

Decreases in our ability to apply new technology and know-how may affect our competitiveness.

        Our success depends in part on our ability to improve production processes and services. We must also introduce new products and services to meet changing customer needs. If we are unable to implement better production processes or to develop new products, we may not be able to remain competitive with other manufacturers. As a result, our business, financial condition or results of operations could be adversely affected.

Bad weather may result in lower sales.

        We manufacture packaging products primarily for beverages and foods. Unseasonably cool weather can reduce demand for certain beverages packaged in our containers. In addition, poor weather conditions that reduce crop yields of fruits and vegetables can adversely affect demand for our food containers, creating potentially adverse effects on our business.

We are vulnerable to fluctuations in the supply and price of raw materials.

        We purchase aluminum, steel, plastic resin and other raw materials and packaging supplies from several sources. While all such materials are available from numerous independent suppliers, raw materials are subject to fluctuations in price attributable to a number of factors, including general economic conditions, the demand by other industries for the same raw materials and the availability of complementary and substitute materials. Although we enter into commodities purchase agreements from time to time and use derivative instruments to hedge our risk, we cannot ensure that our current suppliers of raw materials will be able to supply us with sufficient quantities or at reasonable prices. Increases in raw material costs could have a material adverse effect on our business, financial condition or results of operations. Because our North American contracts often pass raw material costs directly on to the customer, increasing raw materials costs may not impact our near-term profitability but could decrease our sales volume over time. In Europe, our contracts do not typically allow us to pass on increased raw material costs and we regularly use derivative agreements to manage this risk; however, our hedging procedures may be insufficient and our results could be materially impacted if materials costs increase suddenly in Europe.

Prolonged work stoppages at plants with union employees could jeopardize our financial position.

        As of September 29, 2002, on a pro forma basis, approximately 21% of our employees in North America and 90% of our employees in Europe were covered by one or more collective bargaining agreements. These collective bargaining agreements have staggered expirations over the next three years. Although we consider our employee relations to be generally good, a prolonged work stoppage or strike at any facility with union employees could have a material adverse effect on our business, financial condition or results of operations. In addition, we cannot assure you that upon the expiration of existing collective bargaining agreements new agreements will be reached without union action or that any such new agreements will be on terms satisfactory to us.

Our business is subject to substantial environmental remediation and compliance costs.

        Our operations are subject to federal, state and local laws and regulations relating to environmental hazards, such as emissions to air, discharges to water, the handling and disposal of hazardous and solid wastes and the cleanup of hazardous substances. The U.S. Environmental Protection Agency has designated us, along with numerous other companies, as a potentially responsible party for the cleanup of several hazardous waste sites. Based on available information, we do not believe that any costs incurred in connection with such sites will have a material adverse effect on our financial condition, results of operations, capital expenditures or competitive position.

        We continually review our compliance with environmental laws and believe that our operations are in substantial compliance with these laws, other than in the situations described above. However, we may incur liabilities for noncompliance, or substantial expenditures to achieve compliance, with environmental laws in the future. In addition, stricter laws and regulations, or stricter interpretations of existing laws or regulations, may impose new liabilities on us, adversely affecting our business, financial condition and results of operations in the future.

        Furthermore, various legislators have introduced or may introduce laws prohibiting, taxing or restricting the sale or use of certain types of containers or prohibiting disposal of packaging materials in landfills. Some laws have been adopted and others rejected. We anticipate that advocates of such laws will continue to lobby for their passage in the future. Wide adoption of these or similar laws could have an adverse affect on our business, financial condition and results of operations.

Mandatory deposit laws in Germany have had and could continue to have a negative effect on the demand for beverage cans in Germany.

        Our operations in Germany are subject to packaging legislation that exempts one-way containers from a mandatory deposit fee as long as returnable containers maintain at least a 72% market share. After the market share for returnable containers dropped below this mandated level, regulators imposed a mandatory deposit fee on cans and other non-refillable containers effective January 1, 2003, although an effective container return system is not expected to be in place until October 2003, at the earliest. It is too soon to determine the long-term impact the deposit fee will have on sales in Germany, but in the interim, we temporarily reduced production at our German plants in response to lower demand.

If we were required to write down all or part of our goodwill, our net income and net worth could be materially adversely affected.

        As a result of Ball's previous acquisitions and the acquisition of Schmalbach, we would have $1,135.6 million of net goodwill recorded on our pro forma consolidated balance sheet as of September 29, 2002. Historically, we have amortized goodwill on a straight-line basis, principally over 40 years. Beginning January 1, 2002, we no longer amortize goodwill. Instead, we are required to periodically determine if our goodwill has become impaired, in which case we would write down the impaired portion of our goodwill. If we were required to write down all or part of our goodwill, our net income and net worth could be materially adversely affected.

If the investments in Ball's pension plans do not perform as expected, we may have to contribute additional amounts to the plans, which would otherwise be available to cover operating expenses.

        Ball maintains noncontributory, defined benefit pension plans covering substantially all of its U.S. employees, which we fund based on certain actuarial assumptions. The plans' assets consist primarily of common stocks and fixed income securities. If the investments in the plan do not perform at expected levels, then we will have to contribute additional funds to ensure that the program will be able to pay out benefits as scheduled. Such an increase in funding could result in a decrease in our available cash flow and net earnings and the recognition of such an increase could result in a reduction to our shareholders' equity. We recorded an increase in our minimum pension liability in the fourth quarter of 2002 as a result of the decline in the market value of the plans' assets. This increase in pension liability will be reflected as an increase in other liabilities and a corresponding decrease in stockholders' equity.

Risks Relating to the Notes

Our significant debt could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

        We have a significant amount of debt. On September 29, 2002, on a pro forma basis, we would have had total debt of $1,982 million (of which $300 million would have consisted of the notes, $1,014.2 million would have consisted of borrowings under our new credit facilities, $550 million would have consisted of the existing notes and $117.8 million would have consisted of other debt). On a pro forma basis, our ratio of earnings to fixed charges would have been 0.6x for the year ended December 31, 2001, and 3.5x for the nine months ended September 29, 2002.

        Our high level of debt could have important consequences to you, including the following:

  •
  use of a large portion of our cash flow to pay principal and interest on the notes, the existing notes, the new credit facilities and our other debt, which will reduce the availability of our cash flow to fund working capital, capital expenditures, research and development expenditures and other business activities;

  •
  current and future debt under our new credit facilities is secured;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  restrict us from making strategic acquisitions or exploiting business opportunities;

  •
  make it more difficult for us to satisfy our obligations with respect to the notes;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt;

  •
  limit our ability to make capital expenditures in order to maintain our manufacturing plants in good working order and repair; and

  •
  limit, along with the financial and other restrictive covenants in our debt, among other things, our ability to borrow additional funds, dispose of assets or pay cash dividends.

        In addition, a substantial portion of our debt bears interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which would adversely affect our cash flow. While we generally enter into agreements limiting our exposure, any such agreements may not offer complete protection from this risk.

We will require a significant amount of cash to service our debt. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our debt, including the notes, and to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control.

        Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our new credit facilities, will be adequate to meet our future liquidity needs for the next several years barring any unforeseen circumstances which are beyond our control.

        We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our new credit facilities or otherwise in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including our new credit facilities, the existing notes or the notes, on commercially reasonable terms or at all.

Despite our current significant level of debt, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial debt.

        We may be able to incur substantial additional debt in the future. Although the indenture governing the notes contains restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. If new debt is added to our current debt levels, the substantial risks described above would intensify.

The notes and the subsidiary guarantees will be unsecured and effectively subordinated to our existing and future secured debt.

        Holders of our secured debt will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing the secured debt. Notably, Ball Corporation and the subsidiary guarantors are parties to the new credit facilities, which are secured by liens on the stock of substantially all of Ball Corporation's and the subsidiary guarantors' subsidiaries. The notes are effectively subordinated to all secured debt. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured debt will have prior claim to those of our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured debt that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured debt.

        As of September 29, 2002, on a pro forma basis, the aggregate amount of our secured debt would have been approximately $1,074.9 million, and approximately $313.2 million would have been available for additional borrowings under our new credit facilities. We may be permitted to borrow substantial additional debt, including secured debt, in the future under the terms of the indenture governing the notes.

The notes are structurally subordinated to all existing and future liabilities of our subsidiaries that do not guarantee the notes.

        The notes are structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries that do not guarantee the notes, and the claims of creditors of those subsidiaries, including trade creditors, will have priority as to the assets and cash flows of those subsidiaries. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding of any of the non-guarantor subsidiaries, holders of their liabilities, including their trade creditors, will generally be entitled to payment on their claims from assets of those subsidiaries before any assets are made available for distribution to us. None of our foreign subsidiaries guarantee the notes and certain of our domestic subsidiaries do not guarantee the notes. Certain European subsidiaries are borrowers under the new credit facilities, and are obligors and cross-guarantors on $549.3 million of European term loans and any amounts borrowed by such subsidiaries under the revolving credit facilities. Additionally, Ball's Canadian operating subsidiary is a party to the $35 million Canadian revolving credit facility issued under the new credit facilities. As of September 29, 2002, on a pro forma basis, our non-guarantor subsidiaries would have had $809.7 million of outstanding liabilities, excluding intercompany liabilities and the new credit facilities but including trade payables. Under some circumstances, the terms of the notes permit Ball Corporation and the guarantor subsidiaries to incur additional debt. In addition, on a pro forma basis, Ball Corporation and the guarantor subsidiaries generated 71% of our net sales for the nine months ended September 29, 2002, and represented 59% of our assets as of September 29, 2002.

The terms of our debt impose restrictions on us that may affect our ability to successfully operate our business and our ability to make payments on the notes.

        The indentures governing the existing notes, the indenture governing the notes and the agreement governing our new credit facilities all contain, covenants that, among other things, limit our ability to:

  •
  incur additional debt and issue preferred stock;

  •
  pay dividends or make other restricted payments;

  •
  make certain investments;

  •
  create liens;

  •
  allow restrictions on the ability of certain of our subsidiaries to pay dividends or make other payments to us;

  •
  sell assets;

  •
  merge or consolidate with other entities; and

  •
  enter into transactions with affiliates.

        The new credit facilities also require us to comply with a minimum interest coverage ratio test, maximum leverage ratio test and minimum fixed charge coverage ratio test.

        These covenants could materially and adversely affect our ability to finance our future operations or capital needs and to engage in other business activities that may be in our best interest.

        All of these covenants may restrict our ability to expand or to pursue our business strategies. Our ability to comply with these covenants may be affected by events beyond our control, such as prevailing economic conditions and changes in regulations, and if such events occur, we cannot be sure that we will be able to comply. A breach of these covenants could result in a default under the indentures governing the existing notes, the indenture governing the notes and/or the new credit facilities. If there were an event of default under the indentures for the existing notes, the indenture for the notes and/or the new credit facilities, holders of such defaulted debt could cause all amounts borrowed under these instruments to be due and payable immediately. Additionally, if we fail to repay the debt under the new credit facilities when it becomes due, the lenders under the new credit facilities could proceed against certain of our assets and capital stock which we have pledged to them as security. We cannot assure you that our assets or cash flow will be sufficient to repay borrowings under the outstanding debt instruments in the event of a default thereunder.

We may not be able to service the notes because of our operational structure.

        The notes are obligations solely of Ball Corporation, and each subsidiary guarantee is the obligation solely of the applicable subsidiary guarantor. Ball Corporation, the issuer of the notes, is a holding company and, as such, its operations are conducted through its subsidiaries. Ball Corporation's subsidiaries are its primary source of income and it relies on that income to make payments on debt. However, Ball Corporation's subsidiaries are separate and distinct legal entities.

        Except for the subsidiary guarantees given by the subsidiary guarantors, holders of the notes cannot demand repayment of the notes from Ball Corporation's subsidiaries because the notes are not obligations of non-guarantor subsidiaries. Therefore, although Ball Corporation's operating subsidiaries may have cash, Ball Corporation may not be able to make payments on its debt. In addition, the ability of Ball Corporation's subsidiaries to make payments to Ball Corporation will also be affected by their own operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing any debt or leases of such subsidiaries. Although the indenture governing the notes limits the ability of such subsidiaries to enter into any consensual restrictions on their ability to pay dividends and other payments to us, such limitations are subject to a number of significant qualifications.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes.

        Upon certain events constituting a change of control, as that term is defined in the indenture governing the notes, including a change of control caused by an unsolicited third party, we are required to make an offer in cash to repurchase all or any part of each holder's notes at a price equal to 101% of the principal thereof, plus accrued interest. The source of funds for any such repurchase would be our available cash or cash generated from operations or other sources, including borrowings, sales of equity or funds provided by a new controlling person or entity. We cannot assure you that sufficient funds will be available at the time of any change of control event to repurchase all tendered notes pursuant to this requirement. Our failure to offer to repurchase notes, or to repurchase notes tendered, following a change of control will result in a default under the indenture governing the notes, which could lead to a cross-default under our new credit facilities and under the terms of our other debt. In addition, our new credit facilities effectively prohibit us from making any such required repurchases. Prior to repurchasing the notes on a change of control event, we must either repay outstanding debt under our new credit facilities or obtain the consent of the lenders under those facilities. If we do not obtain the required consents or repay our outstanding debt under our new credit facilities, we would remain effectively prohibited from offering to repurchase the notes.

We may not be required, or we may not be able, to repurchase the notes upon an asset sale.

        Holders of the notes may not have all or any of their notes repurchased following an asset sale because:

  •
  we are only required to repurchase the notes under certain circumstances if there are excess proceeds of the asset sale; or

  •
  we may be prohibited from repurchasing the notes by the terms of our senior debt, including the new credit facilities.

        Under the terms of the indenture governing the notes, we may be required to repurchase all or a portion of the notes following an asset sale at a purchase price equal to 100% of the principal amount of the notes. However, we are only required to repurchase the notes from the excess proceeds of the asset sale that we do not use to repay other senior debt or to acquire replacement assets. We can also defer the offer to you until there are excess proceeds in an amount greater than $20 million. It is likely that the terms of our senior debt will require us to apply most, if not all, of the proceeds of an asset sale to repay that debt, in which case there may be no excess proceeds of the asset sale for the repurchase of the notes.

        In addition, the terms of our senior debt may prevent us from repurchasing the notes without the consent of our senior lenders. In those circumstances, we would be required to obtain the consent of our senior lenders before we could repurchase the notes with the excess proceeds of an asset sale. If we were unable to obtain any required consents, the requirement that we purchase the notes from the excess proceeds of an asset sale will be ineffective.

The subsidiary guarantees of the notes could be subordinated or voided by a court.

        Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the debt evidenced by its guarantee:

  •
  received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

  •
  was insolvent or rendered insolvent by reason of such incurrence; or

  •
  was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

  •
  intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

        In such instances, the note holders would cease to have any claim in respect of that subsidiary guarantee and would be creditors solely of Ball Corporation and any remaining subsidiary guarantors. In addition, any payment by that subsidiary guarantor pursuant to its subsidiary guarantee could be voided and required to be returned to the subsidiary guarantor, or to a fund for the benefit of the creditors of the subsidiary guarantor.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

  •
  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

  •
  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  •
  it could not pay its debts as they become due.

        On the basis of historical financial information, recent operating history and other factors, we believe that each subsidiary guarantor, after giving effect to each subsidiary guarantee of the notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

A court may void the issuance of the notes in circumstances of a fraudulent transfer under federal or state fraudulent transfer laws.

        If a court determines the issuance of the notes constituted a fraudulent transfer, the holders of the notes may not receive payment on the notes.

        Under federal bankruptcy and comparable provisions of state fraudulent transfer laws, if a court were to find that, at the time the notes were issued Ball Corporation:

  •
  issued the notes with the intent of hindering, delaying or defrauding current or future creditors; or

  •
  received less than fair consideration or reasonably equivalent value for incurring the debt represented by the notes, and either (i) we were insolvent or were rendered insolvent by reason of the issuance of the notes; or (ii) we were engaged, or about to engage, in a business or transaction for which our assets were unreasonably small; or (iii) we intended to incur, or believed, or should have believed, we would incur, debts beyond our ability to pay as such debts mature;

then a court could:

  •
  avoid all or a portion of our obligations to the holders of the notes;

  •
  subordinate our obligations to the holders of the notes to other existing and future debt of us, the effect of which would be to entitle the other creditors to be paid in full before any payment could be made on the notes; or

  •
  take other action harmful to the holders of the notes, including in certain circumstances, invalidating the notes.

        In any of these events, we could not assure you that the holders of the notes would ever receive payment on the notes.

        The measures of insolvency for the purposes of the above will be as described in the risk factor "The subsidiary guarantees of the notes could be subordinated or voided by a court." We cannot assure you as to what standard a court would apply in order to determine whether we were "insolvent" as of the date the notes were issued, or that, regardless of the method of valuation, a court would not determine that we were insolvent on that date. Nor can we assure you that a court would not determine, regardless of whether we were insolvent on the date the notes were issued, that the issuance of the notes constituted fraudulent transfers on another ground.

THE TRANSACTIONS

  The Acquisition.

        On December 19, 2002, Ball Corporation through an indirect, wholly-owned subsidiary, completed the acquisition of 100% of the capital stock of Schmalbach, the second largest manufacturer of metal beverage containers in Europe. Schmalbach is now being operated as an indirect, wholly-owned European subsidiary of Ball Corporation and is a restricted subsidiary under the indentures governing the notes.

        For purposes of this section "The Transactions," amounts converted to U.S. dollars from sterling and euros are converted at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 19, 2002.

  The Acquisition Agreement.

        General—The following summary of certain of the terms of the acquisition agreement does not purport to be complete and is qualified in its entirety by reference to the acquisition agreement, a copy of which was filed by Ball Corporation with the SEC as Exhibit 10.1 to Ball Corporation's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002, and the amendment to the acquisition agreement, a copy of which was filed by Ball Corporation with the SEC as Exhibit 2.2 to Ball Corporation's Current Report on Form 8-K dated December 19, 2002, and filed on December 31, 2002, both of which are incorporated herein by reference.

        Purchase Price—The purchase price for the acquisition was €922.3 million (or $942.3 million), subject to certain adjustments and excluding fees and expenses. The purchase price includes an adjustment for Schmalbach's German pension liabilities and will be further adjusted to take into account, among other things, the following:

  •
  outstanding indebtedness of Schmalbach at the time of the closing;

  •
  change of control costs for certain employees of Schmalbach;

  •
  the extent to which Schmalbach's net working capital at the time of the closing deviated from the applicable projected amount;

  •
  the extent to which Schmalbach's aggregate capital expenditures between signing and closing deviated from certain projected amounts;

  •
  cash which Schmalbach was unable to distribute to its current shareholders prior to closing (with the exception of $6.8 million related to the sale of Schmalbach's operations in the PRC); and

  •
  the extent to which any underfunding of Schmalbach's pension liabilities in the United Kingdom as of the closing date exceeded £3 million.

        Representations, Warranties and Covenants—The acquisition agreement contains customary representations, warranties and covenants.

        Indemnification—AV Packaging GmbH and Schmalbach–Lubeca Holding GmbH will indemnify Ball Corporation for losses arising from, among other things, breaches of representations and warranties, breaches of covenants, liabilities relating to Schmalbach's businesses other than the beverage can business and liabilities relating to the sale of Schmalbach's PET and White Cap businesses. Such representations and warranties in the purchase agreement survive for 18 months after the closing, except representations concerning environmental matters, title to shares and the organizational structure of the beverage can business which survive for five years and representations concerning tax matters which survive until six months after the final assessment or final resolution, as applicable, following a tax audit, if any, or the date after which the respective tax authorities can no longer assess tax liabilities, whichever occurs later.

  The Financings.

        The Offering of the Old Notes—The proceeds from the offering of the old notes, together with the proceeds from the new credit facilities, were used to finance the acquisition and other transactions.

        New Credit Facilities—In connection with the transactions, we entered into the new credit facilities with a syndicate of lenders. The new credit facilities consist of term loan facilities in the amount of $350 million, €414 million and £79 million and revolving credit facilities in an aggregate U.S. dollar equivalent amount of $450 million. See "Description of Other Indebtedness—New Credit Facilities" for a more detailed description of the new credit facilities.

  Consent Solicitation.

        Ball Corporation has successfully completed a solicitation of consents from the holders of the existing notes, in order to amend certain provisions contained in the indentures governing the existing notes. Ball Corporation, the trustee and the subsidiary guarantors of the existing notes have executed the supplemental indentures, and the amendments have become operative. These amendments will enable Ball Corporation to own and operate the acquired business of Schmalbach in a more tax efficient manner and to enhance our ability to efficiently operate and finance our business as a global company.

        See "Use of Proceeds" for a summary of the estimated sources and uses of funds for the transactions.

USE OF PROCEEDS

        We will not receive any proceeds from the exchange offer. Because we are exchanging the new notes for the old notes, which have substantially identical terms, the issuance of the new notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreement. Gross proceeds from the offering of old notes were $300 million. The net proceeds from the issuance of the old notes were approximately $295.5 million, after deducting the initial purchasers' discount and certain offering expenses. The net proceeds from the offering of old notes, together with borrowings under the new credit facilities, were used to finance the transactions as described under "The Transactions" and for general corporate purposes.

CAPITALIZATION

        The following table sets forth our unaudited consolidated cash and cash equivalents and capitalization as of September 29, 2002 (1) on a historical basis and (2) as adjusted to give effect to the transactions as if they had occurred on September 29, 2002. See "The Transactions." You should read this table in conjunction with "Summary Historical and Pro Forma Financial Data," "Unaudited Pro Forma Condensed Combined Financial Data," "Selected Financial Data—Ball," "Selected Financial Data—Schmalbach–Lubeca Beverage Cans," Ball's unaudited condensed consolidated financial statements and related notes and Schmalbach–Lubeca Beverage Cans' unaudited combined interim financial statements and related notes, in each case, included elsewhere in this prospectus.

	As of September 29, 2002
	Actual	As Adjusted
	(dollars in millions)
Cash and cash equivalents	$58.2	$58.2

Long-term debt, including current portion:
Current portion of long-term debt(1)	$82.0	$55.5
Existing senior credit facility, excluding current portion	306.8	—
New credit facilities, excluding current portion:
Revolving Credit Facilities	—	136.8
Term Loan Facilities	—	822.9
7 3/4% Senior Notes due 2006	300.0	300.0
8 1/4% Senior Subordinated Notes due 2008	250.0	250.0
6 7/8% Senior Notes due 2012	—	300.0
Other debt(2)	32.1	49.8

Total long-term debt, including current portion	970.9	1,915.0
Shareholders' equity	541.6	536.0

Total capitalization	$1,512.5	$2,451.0

(1)
Represents the current portion of term loans under the credit facilities and, on an as adjusted basis, also includes the current portion of Schmalbach's obligation under a capital lease.

(2)
As of September 29, 2002, on an actual basis, other debt consisted of $27.1 million of industrial revenue bonds and $5.0 million related to the fair value of the hedged portion of our 7 3/4% Senior Notes due 2006. On an as adjusted basis, other debt consisted of $27.1 million of industrial revenue bonds, $5.0 million related to the fair value of the hedged portion of our 7 3/4% Senior Notes due 2006, $15.6 million of Schmalbach environmental loans and $2.1 million for the long-term portion of Schmalbach's obligation under a capital lease. These numbers exclude $52.1 million of debt held by our non-guarantor subsidiary and affiliates in the PRC, which is short-term uncommitted non-recourse debt and borrowings under Schmalbach's accounts receivable securitization program. These numbers also exclude Ball's accounts receivable securitization facility which is reported as an off-balance sheet liability in accordance with US GAAP. As of September 29, 2002, Ball had $157.5 million outstanding under its accounts receivable securitization facility.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

        The unaudited pro forma condensed combined financial data are based on the consolidated financial statements of Ball and the combined financial statements of Schmalbach–Lubeca Beverage Cans. The unaudited pro forma condensed combined balance sheet at September 29, 2002, is based on the consolidated financial statements of Ball and the combined financial statements of Schmalbach–Lubeca Beverage Cans and adjusted to give effect to the transactions as if they had occurred on September 29, 2002. The unaudited pro forma condensed combined statements of earnings for the year ended December 31, 2001 and the nine-month period ended September 29, 2002 are based on the consolidated financial statements of Ball and the combined financial statements of Schmalbach–Lubeca Beverage Cans and adjusted to give effect to the transactions as if they had occurred on January 1, 2001.

        Prior to July 1, 2002, Schmalbach–Lubeca AG, now known as Schmalbach–Lubeca GmbH, consisted of three operating segments—PET containers, White Cap closures and beverage cans. On July 1, 2002, Schmalbach sold both the PET and White Cap businesses. The Schmalbach–Lubeca Beverage Cans historical financial statements included herein represent the beverage can business and an allocated portion of the corporate headquarters function and exclude the businesses that were sold on July 1, 2002. The Schmalbach–Lubeca Beverage Cans combined financial statements include substantially all of the assets, liabilities, results of operations and cash flows attributable to the historical beverage can operations of Schmalbach in addition to an allocated portion of the corporate headquarters function and acquired assets and liabilities of Schmalbach. The combined statement of earnings includes all items of revenue and income generated by the beverage can operations and all items of expense directly incurred by it or charged to it. Certain corporate expenses, assets and liabilities were allocated to the combined financial statements. They include certain historical corporate activities of Schmalbach, relating to the beverage can business, which are not reflective of what the recurring operations of the business under Ball ownership and management will be.

        The Schmalbach–Lubeca Beverage Cans combined financial statements were prepared in accordance with International Accounting Standards, or IAS, which differ in certain respects from US GAAP and were adjusted to US GAAP. The combined statements of earnings were prepared in euros and translated to U.S. dollars at the average of the daily closing rates for the periods presented. The combined balance sheet was translated at the September 27, 2002 noon buying rate in The City of New York of $0.9772 to €1.00. Certain reclassifications were made to the Schmalbach–Lubeca Beverage Cans financial statements to conform them to Ball's presentation.

        Adjustments for the transactions are based upon historical financial information of Ball and Schmalbach–Lubeca Beverage Cans and certain assumptions that management of Ball believes are reasonable. The acquisition will be accounted for using the purchase method of accounting. Under this method, the purchase price has been allocated to the assets and liabilities acquired based on preliminary estimates of fair value. The valuation of certain assets and liabilities by management and third-party experts is still in process and therefore, the actual fair values may vary from the preliminary estimates. For purposes of the pro forma information, a total purchase price of $944.1 million has been used, which consists of cash of $885.6 million, the retention of $18.8 million of Schmalbach debt plus acquisition costs of $39.7 million.

        The pro forma financial data do not necessarily reflect the results of operations or the financial position of Ball that actually would have resulted had the transactions occurred at the date indicated, or project the results of operations or financial position of Ball for any future date or period.

        The unaudited pro forma condensed combined financial data should be read in conjunction with:

  •
  Ball's audited consolidated financial statements and related notes contained in Ball's Annual Report on Form 10-K for the year ended December 31, 2001, Ball's unaudited condensed consolidated financial statements and related notes contained in Ball's Quarterly Report on

    Form 10-Q for the quarter ended September 29, 2002 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K for the year ended December 31, 2001 and Quarterly Report on Form 10-Q for the quarter ended September 29, 2002, and

  •
  Schmalbach–Lubeca Beverage Cans' audited combined financial statements for the year ended December 31, 2001 and Schmalbach–Lubeca Beverage Cans' unaudited combined financial statements for the nine months ended September 30, 2002, together with related notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case contained elsewhere in this prospectus.

        See "Where You Can Find More Information" and "Incorporation of Certain Information by Reference."

Unaudited Pro Forma Condensed Combined Statement of Earnings

Year ended December 31, 2001

(dollars in millions, except per share data)

	Ball Historical US GAAP	Schmalbach Historical US GAAP(1)	Other pro forma adjustments US GAAP(2)		Pro forma Total US GAAP
Net sales	$3,686.1	$854.7	$—		$4,540.8
Cost of sales (excluding depreciation and amortization)	3,142.2	676.3	(0.2	)(a)	3,818.3
Depreciation and amortization	152.5	63.4	(0.6 3.9 (29.2 (4.8	)(a) (b) )(b) )(c)	185.2
Business consolidation cost and other	271.2	—	—		271.2
Selling and administrative	135.6	60.6	1.3	(a)	197.5
Receivable securitization fees and other	10.0	(6.8)	0.9	(a)	4.1

Earnings (loss) before interest and taxes	(25.4)	61.2	28.7		64.5
Interest expense	88.3	14.4	(12.6 46.8	)(d) (e)	136.9

Earnings (loss) before taxes	(113.7)	46.8	(5.5)		(72.4)
Tax provision	9.7	(14.8)	10.5	(f)	5.4
Minority interests	0.8	0.3	—		1.1
Equity in results of affiliates	4.0	—	—		4.0

Net earnings (loss)	(99.2)	32.3	5.0		(61.9)
Preferred dividends, net of tax	(2.0)	—	—		(2.0)

Earnings (loss) attributable to common shareholders	$(101.2)	$32.3	$5.0		$(63.9)

Earnings (loss) per share:
Basic	$(1.85)				$(1.16)
Diluted(3)	$(1.85)				$(1.16)
Weighted average common shares outstanding (in thousands):
Basic	54,880				54,880
Diluted	58,858				58,858

(1)
Reconciliation of IAS to US GAAP is included on page 41.

(2)
Footnote explanations of pro forma adjustments are included on pages 37 and 38.

(3)
The diluted loss per share is the same as the basic loss per share because the assumed exercise of stock options and conversion of Ball's employee stock ownership plan preferred stock would have been antidilutive.

Unaudited Pro Forma

Condensed Combined Statement of Earnings

Nine Months Ended September 29, 2002

(dollars in millions, except per share data)

	Ball Historical US GAAP	Schmalbach Historical US GAAP(1)	Other pro forma adjustments US GAAP(2)		Pro forma Total US GAAP
Net sales	$2,948.7	$822.3	$—		$3,771.0
Cost of sales (excluding depreciation and amortization)	2,475.4	596.5	—		3,071.9
Depreciation and amortization	109.0	32.4	0.2 3.0 (4.0	(a) (b) )(c)	140.6
Business consolidation costs and other	—	(4.2)	—		(4.2)
Selling and administrative	117.0	50.9	2.2	(a)	170.1
Receivable securitization fees and other	2.8	3.0	0.4	(a)	6.2

Earnings (loss) before interest and taxes	244.5	143.7	(1.8)		386.4
Interest expense	55.1	3.3	(1.6 42.5	)(d) (e)	99.3

Earnings (loss) before taxes	189.4	140.4	(42.7)		287.1
Tax provision	(66.3)	(39.2)	14.9	(f)	(90.6)
Minority interests	(1.4)	—	—		(1.4)
Equity in results of affiliates	5.7	—	—		5.7

Net earnings (loss)	$127.4	$101.2	$(27.8)		$200.8

Earnings (loss) per common share:
Basic	$2.26				$3.56
Diluted	$2.21				$3.49
Weighted average common shares outstanding (in thousands):
Basic	56,347				56,347
Diluted	57,612				57,612

(1)
Reconciliation of IAS to US GAAP is included on page 42.

(2)
Footnote explanations of pro forma adjustments are included on pages 37 and 38.

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED STATEMENT OF EARNINGS

(a)
Historically, certain corporate overhead costs were allocated to the beverage can business. For purposes of preparing Schmalbach–Lubeca Beverage Cans' historical financial statements, included elsewhere herein, where it was possible to specifically identify costs as relating to the beverage can business, those costs were charged directly to it. Where it was not possible to specifically identify the costs relating to a particular business, a portion of the costs were allocated to the beverage can business based on revenues. In addition, certain corporate expenses were allocated to the combined financial statements of Schmalbach–Lubeca Beverage Cans for the sole purpose of preparing them. These included historical corporate activities of Schmalbach which are either unrelated to the beverage can business or not reflective of the recurring operations on a standalone basis. Accordingly, we have made certain adjustments that reflect the corporate overhead costs that we anticipate Schmalbach will incur as a wholly-owned subsidiary of Ball.

(b)
Represents the reversal of goodwill amortization from Ball's and Schmalbach–Lubeca Beverage Cans' historical earnings to reflect the adoption of Statement of Financial Accounting Standards No. 142 retroactive to January 1, 2001, and the amortization of other identified intangible assets over a period of 7.3 years. Ball and Schmalbach did not amortize goodwill in the nine months ended September 29, 2002.

(c)
Represents the change in depreciation resulting from the step-up of plant and equipment to their respective fair values, as required by Statement of Financial Accounting Standards No. 141, as well as changing the historical useful lives of the plant and equipment to their estimated remaining useful lives. Plant and equipment are being depreciated over periods from two to 25 years.

(d)
Represents the elimination of interest expense on Schmalbach debt not assumed by Ball Corporation. Ball Corporation is assuming approximately $15.6 million in loans, $3.1 million in capital leases and an amount up to $27.9 million under the accounts receivable securitization program.

(e)
Interest expense for the year ended December 31, 2001, was adjusted to reflect the following borrowings:

	Weighted Average
Debt Instrument	Average Principal	Interest Rate	Interest Expense
	(dollars in millions)
Existing Senior Notes due 2006	$300.0	7.75%	$23.3
Existing Senior Subordinated Notes due 2008	250.0	8.25%	20.6
New Senior Notes due 2012	300.0	6.875%	20.6
Multi-currency Term Loans	835.4	5.04%	42.1
Multi-currency Revolving Credit Facilities	366.0	4.32%	15.8
Other Debt	148.3	5.12%	7.6
Finance Cost Amortization			6.1
Commitment, LC & Other Interest Expense			0.8

Total			$136.9

  A change in interest rates of 1/8% would have increased or decreased interest expense by approximately $1.5 million.

  Interest expense for the nine months ended September 29, 2002, was adjusted to reflect the following borrowings:

	Weighted Average
Debt Instrument	Average Principal	Interest Rate	Interest Expense
	(dollars in millions)
Existing Senior Notes due 2006	$300.0	7.75%	$17.4
Existing Senior Subordinated Notes due 2008	250.0	8.25%	15.5
New Senior Notes due 2012	300.0	6.875%	15.5
Multi-currency Term Loans	792.7	5.01%	29.8
Multi-currency Revolving Credit Facilities	226.5	4.53%	7.7
Other Debt	110.7	4.70%	3.9
Finance Cost Amortization			4.6
Commitment, LC & Other Interest Expense			4.9

Total			$99.3

  A change in interest rates of 1/8% would have increased or decreased interest expense by approximately $0.9 million.

(f)
Income tax expense was adjusted to reflect an effective tax rate of 35% on the pro forma adjustments, which is the expected effective tax rate for Ball.

Unaudited Pro Forma Condensed Combined Balance Sheet
September 29, 2002
(dollars in millions)

	Ball Historical	Schmalbach Historical US GAAP(1)	Adjustments for Non-acquired Assets/Liabilities(2)		Other Pro Forma Adjustments(2)		Pro Forma Total
ASSETS
Current assets
Cash and cash equivalents	$58.2	$39.5	$(39.5	)(a)	$—		$58.2
Accounts receivable, net	299.4	153.1	(12.8	)(b)	6.6	(c)	446.3
Inventories, net	397.6	95.7	—		8.1	(d)	501.4
Deferred income tax benefit and prepaid expenses	64.5	43.0	(35.0	)(b)	0.1	(c)	72.6

Total current assets	819.7	331.3	(87.3)		14.8		1,078.5
Property, plant and equipment, net	931.3	426.1	—		0.2 (426.1 452.5	(c) )(e) (f)	1,384.0
Goodwill	355.8	587.9	—		(587.9 779.8	)(g) (f)	1,135.6
Intangibles and other assets	275.3	54.0	(27.1	)(b)	0.3 28.1 (5.6 30.7	(c) (h) )(i) (h)	355.7

Total assets	$2,382.1	$1,399.3	$(114.4)		$286.8		$3,953.8

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	$134.1	$76.3	$(60.4	)(a)	$(27.5	)(j)	$122.5
Accounts payable	287.1	133.6	—		4.1	(c)	424.8
Accrued employee costs and other current liabilities	242.7	192.6	—		9.0	(c)	444.3

Total current liabilities	663.9	402.5	(60.4)		(14.4)		991.6
Long-term debt	888.9	17.8	—		952.8	(j)	1,859.5
Employee benefit obligations, deferred taxes and other liabilities	282.2	254.8	(6.4	)(b)	30.6	(f)	561.2

Total liabilities	1,835.0	675.1	(66.8)		969.0		3,412.3
Minority interests	5.5	—	—		—		5.5
Shareholders' equity
Common stock	508.8	—	—		—		508.8
Retained earnings	522.2	724.2	(47.6)		(676.6 (5.6	)(k) )(i)	516.6
Accumulated other comprehensive loss	(54.0)	—	—		—		(54.0)
Treasury stock	(435.4)	—	—		—		(435.4)

Total shareholders' equity	541.6	724.2	(47.6)		(682.2)		536.0

Total liabilities and shareholders' equity	$2,382.1	$1,399.3	$(114.4)		$286.8		$3,953.8

(1)
Reconciliation of IAS to US GAAP is included on page 44.

(2)
Footnote explanations of pro forma adjustments are included on page 40.

NOTES TO UNAUDITED PRO FORMA CONDENSED
BALANCE SHEET

(dollars in millions)

(a)
Represents the elimination of cash and debt balances that will not be purchased or assumed by Ball, as provided in the purchase agreement.

(b)
Represents the elimination of balances related to a minority investment Schmalbach has in Impress, a food can manufacturer, that will not be purchased by Ball, as provided for in the purchase agreement.

(c)
Represents the adjustment from the Schmalbach–Lubeca Beverage Cans historical financial statement balances related to allocated assets and liabilities that are being purchased and assumed by Ball.

(d)
Inventory was adjusted to record the fair market value as of the acquisition date.

(e)
Fixed assets were adjusted to eliminate the existing fixed assets from the Schmalbach–Lubeca Beverage Cans historical financial statements and record the fair market value as of the acquisition date.

(f)
These amounts reflect the preliminary estimates of the adjustments necessary to record the Schmalbach assets acquired and liabilities assumed at their respective fair values. The total purchase price was determined and allocated as follows:

Cash purchase price for Schmalbach beverage can business	$885.6
Plus assumed debt	18.8
Plus acquisition costs	39.7

Total purchase price	$944.1

Purchase price allocated to:
Tangible assets	$711.5
Goodwill	779.8
Intangibles and other assets	86.0
Liabilities, including assumed debt	(633.2)

Total purchase price allocated	$944.1

  Tangible assets includes a step-up for fixed assets of $26.4 million in addition to the step-up of fixed assets of approximately $105 million that occurred in Schmalbach–Lubeca Beverage Cans' historical financial statements in August 2000, as well as an inventory step-up of $8.1 million. Other intangible assets include an increase in the fair value, previously valued at August 2000, for a customer-based intangible asset from $21.4 million to $52.1 million and $28.1 million of acquisition financing costs.

(g)
Goodwill was adjusted to eliminate the existing goodwill from the Schmalbach–Lubeca Beverage Cans historical financial statements.
(h)
Other assets were adjusted to reflect the capitalization of (i) $28.1 million of financing costs that will be amortized over the life of the new notes and the new credit facilities and (ii) the allocation of $30.7 million of additional intangible assets related to a customer-based intangible asset that will be amortized over an estimated life of 7.3 years.
(i)
Other assets were adjusted by $5.6 million to reflect the nonrecurring cost of writing off, effective at closing, the remaining capitalized finance costs related to the refinanced debt.
(j)
Long-term debt was adjusted to reflect: (i) gross proceeds of $300 million from the issuance of the new notes and net additional borrowings of $625.3 million under the new credit facilities and (ii) the reclassification of $27.5 million of short-term debt to long-term debt.
(k)
The adjustment reflects the elimination of the former owner's equity of Schmalbach.

RECONCILIATION OF IAS TO US GAAP
OF SCHMALBACH–LUBECA BEVERAGE CANS UNAUDITED STATEMENTS OF EARNINGS

        The following table reconciles from IAS to US GAAP the Schmalbach–Lubeca Beverage Cans combined statement of earnings for the year ended December 31, 2001. The amounts have been translated at an average daily closing rate for the period of $0.89671 to €1.00.

Unaudited Pro Forma Condensed Combined Statement of Earnings
Year ended December 31, 2001
(in millions)

	Schmalbach IAS (in €)	US GAAP Adjustments (in €)(1)		Schmalbach US GAAP (in €)	Reclassifications to Ball Presentation (in €)	Schmalbach US GAAP in Ball Presentation (in €)	Schmalbach US GAAP (in $)
Net sales	€953.1	€—		€953.1	€—	€953.1	$854.7
Cost of sales	777.9	13.4 (3.9 (0.2 0.1 (0.1 (0.2	(i) )(ii) )(iii) (iv) )(viii) )(ix)	787.0	(32.8)	754.2	676.3
Depreciation and amortization	—	—		—	70.7	70.7	63.4
Business consolidation costs and other	—	—		—	—	—	—
Selling expenses	27.0	—		27.0	(27.0)	—
Selling and administrative	—	—		—	67.6	67.6	60.6
General and administrative expenses	46.2	—		46.2	(46.2)	—
Other operating income	(44.5)	20.0	(iii)	(24.5)	24.5	—
Receivable securitization fees and other	—	—		—	(7.6)	(7.6)	(6.8)
Other operating expenses	32.5	16.4 0.3	(ii) (ix)	49.2	(49.2)	—

Earnings (loss) before interest and taxes	114.0	(45.8)		68.2	—	68.2	61.2
Interest expense	29.7	(13.4 (0.4 0.2	)(i) )(iv) (viii)	16.1	—	16.1	14.4

Earnings (loss) before taxes	84.3	(32.2)		52.1	—	52.1	46.8
Tax provision	(23.1)	6.6	(v)	(16.5)	—	(16.5)	(14.8)
Minority interests	0.3	—		0.3	—	0.3	0.3

Net earnings (loss)	€61.5	€(25.6)		€35.9	€—	€35.9	$32.3

(1)
Footnote explanations of reconciliation of IAS to US GAAP are included on page 43.

        The following table reconciles from IAS to US GAAP the Schmalbach–Lubeca Beverage Cans unaudited combined statement of earnings for the nine months ended September 30, 2002. The amounts have been translated at an average daily closing rate for the period of $0.92559 to €1.00.

Unaudited Pro Forma Condensed Combined Statement of Earnings
Nine Months Ended September 29, 2002
(in millions)

	Schmalbach IAS (in €)	US GAAP Adjustments (in €)(1)		Schmalbach US GAAP (in €)	Reclassifications to Ball Presentation (in €)	Schmalbach US GAAP in Ball Presentation (in €)	Schmalbach US GAAP (in $)
Net sales	€888.4	€—		€888.4	€—	€888.4	$822.3
Cost of sales	663.1	10.5 (4.2 (2.5 0.1 (0.1 (0.4	(i) )(ii) )(iii) (iv) )(viii) )(ix)	666.5	(22.0)	644.5	596.5
Depreciation and amortization	—	—		—	35.0	35.0	32.4
Business consolidation costs and other	—	—		—	(4.5)	(4.5)	(4.2)
Selling expenses	27.1	—		27.1	(27.1)	—	—
Selling and administrative	—	—		—	55.0	55.0	50.9
General and administrative expenses	34.3	—		34.3	(34.3)	—	—
Other operating income	(25.6)	—		(25.6)	25.6	—	—
Receivable securitization fees and other	—	—		—	3.2	3.2	3.0
Other operating expenses	41.9	(5.9 (5.8 0.7	)(vi) )(vii) (ix)	30.9	(30.9)	—	—

Earnings before interest and taxes	147.6	7.6		155.2	—	155.2	143.7
Interest expense	14.0	(10.5 0.1	)(i) (viii)	3.6	—	3.6	3.3

Earnings before taxes	133.6	18.0		151.6	—	151.6	140.4
Tax provision for income taxes	(41.4)	(1.0	)(v)	(42.4)	—	(42.4)	(39.2)
Minority interests	—	—		—	—	—	—

Net earnings	€92.2	€17.0		€109.2	€—	€109.2	$101.2

(1)
Footnote explanations of reconciliation of IAS to US GAAP are included on page 43.

NOTES TO IAS TO US GAAP RECONCILIATION OF
SCHMALBACH–LUBECA BEVERAGE CANS UNAUDITED STATEMENTS OF EARNINGS

(i)
Under IAS, Schmalbach reflected the interest cost element of pension expense as interest expense. Under US GAAP, the interest cost element is reflected in cost of sales.

(ii)
Effective August 31, 2000, a new basis of accounting was established resulting from certain transactions made by Schmalbach's parent company. The adjustment reflects the effects of depreciation of fixed assets and the amortization of goodwill and intangible assets, after applicable taxes. There was no other impact to the unaudited pro forma condensed combined statements of earnings as a result of the new basis of accounting.

(iii)
In December 2000, it was determined in accordance with IAS and US GAAP that an impairment charge of €20 million was required for certain operating assets. In the fourth quarter 2001, events occurred which impacted the future expected cash flows of these operating assets such that a restoration of the 2000 impairment loss was required under IAS. However, under US GAAP, restoration of an impairment loss is not permitted. Therefore, the impairment loss has been reinstated and the resulting impact on the carrying value and the depreciation expense has been added back under US GAAP.

(iv)
This adjustment reflects the effect of capitalization under US GAAP of financing costs related to significant plant and equipment construction projects.

(v)
Current and deferred taxes have been provided on all adjustments at the applicable local country rate to which the adjustment applies.

(vi)
In June 2002, Schmalbach's investment in China was sold, resulting in a loss on sale. The loss included the write-off of €5.9 million for goodwill that had been previously offset against equity under IAS. For US GAAP purposes, this goodwill was previously written-off in 2000. Therefore, a US GAAP adjustment is required to reverse the charge taken for IAS. The US GAAP difference results from the cost basis difference between US GAAP and IAS at the time of sale.

(vii)
Represents the reversal of goodwill amortization from Schmalbach–Lubeca Beverage Cans' historical earnings to reflect the adoption of Statement of Financial Accounting Standards (SFAS) No. 142.

(viii)
Represents the effects of adjusting IAS accounting to capitalize certain leases in accordance with SFAS No. 13.

(ix)
Represents the reversal of the amortization of negative goodwill recorded by Schmalbach in connection with the acquisition of the production facility in La Ciotat, France, and the depreciation of the related adjustment to property, plant and equipment.

RECONCILIATION OF IAS TO US GAAP
OF SCHMALBACH–LUBECA BEVERAGE CANS UNAUDITED COMBINED BALANCE SHEET

        The following table reconciles from IAS to US GAAP the Schmalbach–Lubeca Beverage Cans unaudited combined balance sheet as of September 30, 2002. The amounts have been translated at a rate of $0.9772 to €1.00.

Unaudited Pro Forma Condensed Combined Balance Sheet
September 30, 2002
(in millions)

	Schmalbach IAS (in €)	US GAAP Adjustments (in €)(1)		Schmalbach US GAAP (in €)	Reclassifications to Ball Presentation (in €)	Schmalbach US GAAP in Ball Presentation (in €)	Schmalbach US GAAP (in $)
ASSETS
Current assets
Cash and cash equivalents	€40.4	€—		€40.4	€—	€40.4	$39.5
Accounts receivable, trade	122.5	—		122.5	(122.5)	—	—
Accounts receivable, net	—	—		—	156.7	156.7	153.1
Inventories, net	97.9	—		97.9	—	97.9	95.7
Other receivables and assets	34.2	—		34.2	(34.2)	—	—
Deferred income tax benefit and prepaid expenses	—	—		—	44.0	44.0	43.0

Total current assets	295.0	—		295.0	44.0	339.0	331.3
Property, plant and equipment, net	320.6	136.0 2.6 1.1 (17.4 (6.9	(i) (ii) (iii) )(iv) )(v)	436.0	—	436.0	426.1
Intangible assets	127.7	470.3 4.0 5.8	(i) (v) (vi)	607.8	(607.8)	—	—
Shares in associated companies	0.1	—		0.1	(0.1)	—	—
Other financial assets	64.3	—		64.3	(64.3)	—	—
Goodwill	—	—		—	601.6	601.6	587.9
Deferred taxes	5.5	2.5	(vii)	8.0	(8.0)	—	—
Intangibles and other assets	—	20.7	(i)	20.7	34.6	55.3	54.0

Total assets	€813.2	€618.7		€1,431.9	€—	€1,431.9	$1,399.3

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	€—	€—		€—	€78.1	€78.1	$76.3
Accounts payable	—	—		—	136.7	136.7	133.6
Accrued employee costs and other current liabilities	—	—		—	197.1	197.1	192.6

Total current liabilities	—	—		—	411.9	411.9	402.5
Reserves and accrued liabilities
Pension reserves and accruals for similar obligations	251.2	—		251.2	(251.2)	—	—
Accrued taxes	84.9	49.5	(i)	134.4	(134.4)	—	—
Other reserves and accrued liabilities	32.8	(1.3	)(i)	31.5	(31.5)	—	—

	368.9	48.2		417.1	(417.1)	—	—
Liabilities due to banks and bonds	93.1	3.1	(ii)	96.2	(96.2)	—	—
Accounts payable, trade	136.6	—		136.6	(136.6)	—	—
Other liabilities	40.3	—		40.3	(40.3)	—	—

	270.0	3.1		273.1	(273.1)	—	—
Deferred income	0.6	—		0.6	(0.6)	—	—
Long-term debt	—	—		—	18.2	18.2	17.8
Employee benefit obligations, deferred taxes and other liabilities	—	—		—	260.7	260.7	254.8

Total liabilities	639.5	51.3		690.8	—	690.8	675.1
Minority interests	—	—		—	—	—	—
Shareholders' equity	173.7	567.4		741.1	(741.1)	—	—
Common stock	—	—		—	—	—	—
Retained earnings	—	—		—	741.1	741.1	724.2
Accumulated other comprehensive loss	—	—		—	—	—	—
Treasury stock	—	—		—	—	—	—

Total shareholders' equity	173.7	567.4		741.1	—	741.1	724.2

Total liabilities and Shareholders' equity	€813.2	€618.7		€1,431.9	€—	€1,431.9	$1,399.3

(1)
Footnote explanations of reconciliation of IAS to US GAAP are included on page 45.

NOTES TO IAS TO US GAAP RECONCILIATION
OF SCHMALBACH–LUBECA BEVERAGE CANS UNAUDITED BALANCE SHEET

(i)
Effective September 1, 2000, a new basis of accounting was established resulting from certain transactions consummated by Schmalbach's parent company. As a result of the establishment of this new basis of accounting, property, plant and equipment, intangible assets, inventories and goodwill were stepped-up at the date of the establishment of the new basis of accounting, net of any applicable depreciation or amortization.

(ii)
Certain operating leases have been capitalized in accordance with US GAAP.

(iii)
Financing costs related to significant plant and equipment construction projects have been capitalized in accordance with US GAAP.

(iv)
In December 2000, it was determined in accordance with IAS and US GAAP that an impairment charge was required for certain operating assets. In the fourth quarter of 2001, events occurred which impacted the expected future cash flows of these operating assets such that a restoration of the 2000 impairment loss was required in accordance with IAS. Under US GAAP, restoration of an impairment loss is not permitted. Therefore, the impairment loss has been reinstated and the resulting impact on the carrying value of the related operating assets has been added back in accordance with US GAAP.

(v)
In 2001, negative goodwill was recorded in connections with the acquisition of a production facility in La Ciotat, France. Under US GAAP, negative goodwill is not recorded. As a result, the negative goodwill has been reversed and a corresponding adjustment has been made to the carrying value of property, plant and equipment net of the effects of the difference in the depreciation of property, plant and equipment under US GAAP versus the amortization of the negative goodwill under IAS.

(vi)
Amortization of goodwill has been added back to goodwill in accordance with Statement of Financial Accounting Standard No. 142, which eliminates the amortization of goodwill.

(vii)
Current and deferred taxes have been provided on all adjustments at the applicable local statutory rate to which the adjustment relates.

SELECTED FINANCIAL DATA—BALL

        The following table sets forth selected historical consolidated financial data for Ball. The selected historical consolidated financial data as of and for each of the five years in the period ended December 31, 2001 have been derived from Ball's audited consolidated financial statements. The selected historical consolidated financial data as of and for the nine months ended September 30, 2001 and September 29, 2002 have been derived from Ball's unaudited condensed consolidated financial statements. The historical consolidated results of Ball for these respective nine months are not necessarily indicative of the results of operations of Ball for the full years. The unaudited selected historical consolidated financial data reflect all adjustments (consisting of normal, recurring adjustments) which are, in the opinion of our management, necessary for a fair presentation of Ball's financial position, results of operations and cash flows as of and for the end of the periods presented.

        The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Ball's consolidated financial statements, including the related notes, appearing elsewhere in this prospectus.

	Year Ended December 31,										Nine Months Ended (Unaudited)
	1997		1998		1999		2000		2001		September 30, 2001		September 29, 2002
	(dollars in millions)
Statement of Earnings Data:
Net sales	$2,464.5		$2,995.7		$3,707.2		$3,664.7		$3,686.1		$2,843.1		$2,948.7
Cost of sales(1)	2,098.0		2,537.7		3,111.0		3,067.1		3,142.2		2,426.7		2,475.4
Depreciation and amortization	117.5		145.0		162.9		159.1		152.5		114.7		109.0
Business consolidation costs and other	(9.0)		73.9		—		76.4		271.2		253.7		—
Selling and administrative	106.1		119.4		140.9		138.9		135.6		91.6		117.0
Receivable securitization fees and other	12.5		13.8		13.6		14.1		10.0		8.7		2.8

Earnings (loss) before interest and taxes	139.4		105.9		278.8		209.1		(25.4)		(52.3)		244.5
Net earnings (loss)	$58.3		$16.6	(2)	$104.2		$68.2		$(99.2)		$(107.3)		$127.4

Earnings (loss) per share(3):
Basic	0.92		0.23	(2)	1.68		1.13		(1.85	)(4)	(1.99	)(4)	2.26
Diluted	0.87		0.22	(2)	1.58		1.07		(1.85	)(4)	(1.99	)(4)	2.21
Other Data:
Interest expense	$53.5		$78.6		$107.6		$95.2		$88.3		$68.5		$55.1
Cash flow from operations	143.5		387.1		306.0		176.5		320.8		104.5		251.4
Capital expenditures	97.7		84.2		107.0		98.7		68.5		49.5		87.7
Cash dividends per common share(3)	0.30		0.30		0.30		0.30		0.30		0.225		0.27
Ratio of earnings to fixed charges (unaudited)(5)	2.3	x	1.3	x	2.4	x	1.9	x	—	(6)	—	(6)	3.7	x
Balance Sheet Data:
Cash and cash equivalents	$25.5		$34.0		$35.8		$25.6		$83.1		$36.4		$58.2
Working capital	(39.7)		198.0		225.7		310.2		218.8		327.4		155.8
Total assets	2,090.1		2,854.8		2,732.1		2,649.8		2,313.6		2,369.9		2,382.1
Total debt, including current maturities	773.1		1,356.6		1,196.7		1,137.3		1,064.1		1,121.6		1,023.0
Shareholders' equity	634.2		622.3		690.9		682.4		504.1		516.7		541.6

(1)
Excludes depreciation and amortization expense.

(2)
Net earnings for the year ended December 31, 1998, include: (a) $12.1 million loss, net of tax, from the early extinguishment of debt, or $(0.20) loss per basic share and $(0.19) loss per diluted share; and (b) a $3.3 million charge, net of tax, for the cumulative effect of an accounting change, or $(0.05) loss per both basic and diluted share.

(3)
Share amounts have been retroactively restated for a two-for-one stock split which was effective on February 22, 2002.

(4)
The diluted loss per share is the same as the basic loss per share because the assumed exercise of stock options and conversion of Ball's employee stock ownership plan preferred stock would have been antidilutive.

(5)
The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes and minority interests plus fixed charges. Fixed charges consist of interest expense, amortization of financing costs, the estimated interest component of rent expense and dividends on preferred stock.

(6)
During the year ended December 31, 2001, and the nine months ended September 30, 2001, there was a deficiency of earnings to fixed charges of $112.8 million and $120.5 million, respectively.

SELECTED FINANCIAL DATA—SCHMALBACH–LUBECA BEVERAGE CANS

        The following table sets forth selected historical combined financial data of Schmalbach–Lubeca Beverage Cans. The selected historical combined financial data as of and for each of the three years in the period ended December 31, 2001 have been derived from Schmalbach–Lubeca Beverage Cans' audited combined financial statements in accordance with IAS. The selected historical combined financial data as of and for the nine months ended September 30, 2001 and September 30, 2002 have been derived from Schmalbach–Lubeca Beverage Cans' unaudited condensed combined financial statements. The historical combined results of Schmalbach–Lubeca Beverage Cans for these respective nine months are not necessarily indicative of the results of operations of Schmalbach–Lubeca Beverage Cans for the full years. The unaudited selected historical combined financial data reflect all adjustments (consisting of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of Schmalbach–Lubeca Beverage Cans' financial position, results of operations and cash flows as of and for the end of the periods presented.

        Prior to July 1, 2002, Schmalbach–Lubeca AG, now known as Schmalbach–Lubeca GmbH, consisted of three operating segments—PET containers, White Cap closures and beverage cans. On July 1, 2002, Schmalbach sold both the PET and White Cap businesses. The Schmalbach–Lubeca Beverage Cans historical statements included herein represent the beverage can business and an allocated portion of the corporate headquarters function and exclude the businesses that were sold on July 1, 2002. The Schmalbach–Lubeca Beverage Cans combined financial statements include substantially all of the assets, liabilities, results of operations and cash flows attributable to the historical beverage can operations of Schmalbach in addition to an allocated portion of the corporate headquarters function and acquired assets and liabilities of Schmalbach. The combined statement of earnings includes all items of revenue and income generated by the beverage can operations and all items of expense directly incurred by it or charged to it. Certain corporate expenses, assets and liabilities were allocated to the combined financial statements. They include certain historical corporate activities of Schmalbach, relating to the beverage can business, which are not reflective of what the recurring operations of the business under Ball ownership and management will be.

        The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Schmalbach–Lubeca Beverage Cans' combined financial statements, including the related notes, appearing elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
	(euros in millions)
Statement of Earnings Data:
Sales	€764.3	€869.2	€953.1	€716.2	€888.4
Cost of sales	624.2	735.5	777.9	574.6	663.1
Selling expenses	20.9	19.1	27.0	17.4	27.1
General and administrative expenses	42.2	45.5	46.2	37.0	34.3
Other operating income	(85.9)	(30.6)	(44.5)	(13.1)	(25.6)
Other operating expenses	41.4	44.8	32.5	20.7	41.9

Income before taxes and interest	121.5	54.9	114.0	79.6	147.6
Net income	€80.5	€14.1	€61.5	€42.0	€92.2

Other Operating Data:
Depreciation and amortization	€59.5	€68.2	€58.0	€42.6	€45.9
Interest expense	21.2	28.4	29.7	21.4	14.0
Cash flow from operations	119.1	91.7	74.3	17.0	139.0
Capital expenditures	52.1	47.8	30.1	12.3	18.5
Balance Sheet Data (end of period):
Cash and cash equivalents	€17.7	€2.1	€5.1	€34.8	€40.4
Working capital	(279.4)	(257.9)	(230.4)	(196.3)	(45.3)
Total assets	696.8	693.6	755.7	761.1	813.2
Total debt	277.5	247.1	240.9	275.3	93.0
Divisional equity	(83.0)	(63.7)	4.7	(21.2)	173.7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        Management's discussion and analysis should be read in conjunction with the respective financial statements of Ball and Schmalbach and the accompanying notes contained therein, each contained elsewhere in this prospectus.

Management's Discussion and Analysis of Financial Condition
and Results of Operations of Ball

Overview of Ball Prior to the Transactions

        Ball is a producer of metal and plastic packaging, primarily for beverages and food, and, through a wholly-owned subsidiary, supplies aerospace and other technology products and services for government and commercial uses. Ball's operations are organized along its product lines and include two segments—the packaging segment and the aerospace and technologies segment. The packaging segment includes metal container products used primarily in beverage and food packaging and PET (polyethylene terephthalate) plastic container products used principally in beverage packaging. Our packaging operations are located primarily in North America. In 2001, Ball reported net sales of $3,686.1 million, a loss before interest and taxes of $(25.4) million and a net loss of $(99.2) million. These earnings amounts included charges of $271.2 million ($205.2 million after tax) for business consolidation activities, primarily related to Ball's PRC operations. In the nine months ended September 29, 2002, Ball reported net sales of $2,948.7 million, earnings before interest and taxes of $244.5 million and net earnings of $127.4 million. Ball is listed on the New York Stock Exchange (ticker symbol "BLL").

        The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate the appropriateness of these policies and estimates on an ongoing basis. Amounts recorded in our financial statements are based on the estimates of Ball management and actuaries and other third parties and were developed from information available at the time. Actual outcomes may vary from the estimates, and, as required, changes, if any, have been or will be reflected in current period earnings or, in the case of acquisitions, as a change in goodwill. Our accounting policies, including those we consider critical, are discussed in Note 1 to Ball's consolidated financial statements. The acquisition will have a significant impact on our future operating results and financial condition, and may result in the addition of critical accounting policies.

Comparison of Nine Months ended September 29, 2002 and September 30, 2001

Packaging Sales and Earnings

        The packaging segment includes the manufacture and sale of metal containers used primarily in beverage and food packaging and PET (polyethylene terephthalate) plastic containers used principally in beverage packaging. Our consolidated packaging operations are located in and serve North America and the People's Republic of China (PRC). We also have investments in packaging companies in the U.S., the PRC, Brazil and Thailand, which are accounted for using the equity method of accounting, and accordingly, those results are not included in segment earnings or assets. Packaging segment sales in the third quarter and first nine months of 2002 were 3% and 2% higher, respectively, than in the same periods of 2001. Operating margins improved to 10% and 9.2% in the third quarter and first nine months of 2002 from 8.3% and 7.7% in the same periods in 2001, excluding the business consolidations charge recorded in the second quarter of 2001. The improvements reflect improved operating results in China, largely due to Ball's restructuring actions taken in 2001, general improvement in Ball's PET product line and price increases and lower per unit costs due to higher production volume in the metal beverage can product line.

        North American metal beverage container sales, which represented approximately 65% of segment sales in the third quarter of 2002 were 4% higher than in the third quarter of 2001. In the first nine months, metal beverage container sales represented 67% of segment sales and were approximately 3% higher than in the same period in 2001. The increased sales were largely due to price increases and Ball's agreement with Coors Brewing Company (Coors) under which substantially all of Coors' can requirements for its Shenandoah, Virginia, and Memphis, Tennessee, filling locations are manufactured at Ball facilities and sold to Coors. Sales under this agreement began in the first quarter of 2002. Operating margins in this product line were higher as a result of plants operating at near full capacity coupled with improved sales prices.

        Through a 50/50 joint venture, which is accounted for as an equity investment, Ball and Coors operate Coors' can and end facilities in Golden, Colorado. The joint venture supplies Coors with approximately 3.5 billion beverage cans and ends annually for its Golden, Colorado, brewery under agreements which commenced in January 2002.

        North American metal food container sales, which comprised approximately 21% of segment sales in the third quarter and approximately 19% in the first nine months of 2002, were essentially flat compared to those in 2001, which were at record levels. These results were achieved despite a combination of droughts and floods in the U.S., which negatively impacted our fruit and vegetable processor customers, and the lowest salmon pack in the Pacific Northwest in over a decade. Operating margins were lower largely due to product mix. We anticipate that full-year 2002 earnings will be lower than 2001's record results as a result of these conditions, as well as the start-up costs associated with a new two-piece food can production line in our Milwaukee plant (as discussed below).

        We have signed a new multi-year contract with Abbott Laboratories' Ross Products Division (Ross), the makers of a broad range of infant formulas. Ross will exit a portion of its self-manufacturing operations in early 2003. To accommodate this new business and convert existing three-piece food can customers to two-piece cans, we are adding a new two-piece steel can line in our Milwaukee plant capable of producing approximately 1.2 billion cans per year, as well as a new 225,000-square-foot warehouse addition. These capital additions are scheduled for completion in early 2003 and are expected to cost approximately $43 million.

        Plastic container sales, approximately 11% of segment sales in 2002, were 24% higher in the third quarter of 2002 compared to 2001 and 23% higher in the first nine months. The increase in sales, which are predominantly to water and carbonated soft drink customers, was driven by internal growth as well as the our acquisition of Wis-Pak Plastics, Inc. (Wis-Pak) in December 2001. Overall operating margins also improved as a result of lower energy, freight and warehousing costs, although in the third quarter we experienced higher operating costs and increased freight between plants as a result of extremely low inventory levels. Four new plastic bottle blow molding production lines have been added to our facilities to help meet the increased demand.

        Sales were lower in the PRC in the first nine months of 2002 due to the shutdown and sale of the general line can business and other PRC restructuring efforts in the second half of 2001. However, earnings before and interest and taxes improved by more than $6 million in the first nine months of 2002 due to the business consolidation actions taken during 2001.

Aerospace and Technologies Sales and Earnings

        Sales in the aerospace and technologies segment were 9% and 16% higher in the third quarter and first nine months of 2002, compared to the same periods in 2001, primarily in defense and civil space operations. The increase is due to a combination of newly awarded contracts and additions to previously awarded contracts. Ball has recently been selected as part of a team to build NASA's James Webb Space Telescope. The improvement in operating earnings for the first nine months compared to the same period in 2001 was primarily the result of the strong sales, which were driven by growth in our U.S. government business, and by the disposition of two unprofitable aerospace product lines in 2001. Backlog at the end of the third quarter of 2002 was approximately $405 million compared to a backlog of $431 million at the end of 2001 and $353 million at September 30, 2001. Year-to-year comparisons of backlog are not necessarily indicative of the trend of future operations.

        For additional information on our segment operations, see the Business Segment Information in Note 3 accompanying the consolidated financial statements.

Selling and Administrative Expenses

        Selling and administrative expenses were $41.3 million in the third quarter and $117 million in the first nine months of 2002 compared to $30.7 million and $91.6 for the same periods of 2001, respectively. The increase is primarily the result of higher employee incentives, increased medical costs and a 401(k) plan match, which replaced the preference dividend related to Ball's leveraged employee stock ownership plan that expired at the end of 2001. Included in employee incentive costs was $3.9 million of higher expense associated with Ball's deposit share program, which is discussed in further detail in Note 11 to the consolidated financial statements. In addition, during the third quarter, we reduced our U.S. pension plan asset return assumptions to a long-term rate of 9%. The change in the return on pension asset assumption will result in approximately $3.7 million higher pension expense for the year, of which $1.9 million was recorded in the third quarter.

Interest and Taxes

        Consolidated interest expense was $18.8 million and $55.1 million for the third quarter and first nine months of 2002, respectively, compared to $21.6 million and $68.5 million for the same periods in 2001, respectively. Lower interest costs were attributable to lower interest rates and borrowings in 2002. Ball's consolidated average borrowing rate decreased to 6.8% for the first nine months of 2002 versus 7.4% in the first nine of months of 2001.

        The consolidated effective income tax rate was 35% in the first nine months of 2002 compared to 9.4% in 2001. Excluding the effect of business consolidation costs in 2001, Ball's effective income tax rate was 35%. The lower rate of 9% on the loss in the first nine months of 2001 reflected the impact of currently nondeductible goodwill as well as currently unrealized capital losses included in the second quarter 2001 charge for business consolidation costs in the PRC.

Results of Equity Affiliates

        Equity in the net results of affiliates is largely attributable to our 50% ownership in packaging investments in North America and Brazil and, to a lesser extent, an aerospace business and our minority owned packaging investments in the PRC and Thailand. Earnings of $5.7 million in the first nine months of 2002 were higher compared to $1.5 million for the same period in 2001, with improvements seen in all equity affiliates year over year, except in Brazil where earnings were negatively impacted primarily by foreign currency devaluations.

Other Items

        Ball closed one of the two plants it acquired in the acquisition of Wis-Pak and is in the process of consolidating its operations with an existing plastic bottle plant. The after-tax cash costs associated with this closure are estimated to be less than $1 million.

        In 2001 we announced a plan to exit the general line metal can business in the PRC and to further reduce our PRC beverage can manufacturing capacity by closing two plants. We have since sold the general line business, closed one beverage can plant and are in the process of closing the second. Based on current estimates, positive cash flow of approximately $29 million, including tax recoveries, is expected upon the completion of this reorganization plan. Also in June 2001, we ceased operations in two commercial developmental product lines in our aerospace and technologies business. These actions combined helped improve operating earnings by approximately $10 million in the first nine months of 2002 compared to the same period in 2001. In mid-December 2001 we closed the Moultrie, Georgia, beverage can plant. To effect these actions, pre-tax charges totaling $271.2 million were recorded in 2001.

        The amounts recorded were based on the estimates of Ball management and actuaries and other third parties and were developed from information available at the time. Actual outcomes may vary from the estimates, and, as required, changes, if any, have been or will be reflected in current period earnings or, in the case of the Wis-Pak acquisition, as a reduction of goodwill. Additional details about our business consolidation and acquisition-related activities and associated costs are provided in Note 5 accompanying the consolidated financial statements.

Financial Condition, Liquidity And Capital Resources

        Cash flow from operations for the first nine months of 2002 was $251.4 million, a significant improvement over $104.5 million for the same period in 2001. The improvements in 2002 reflected planned inventory reductions, changes in accounts payable terms and $35 million from the sale of additional accounts receivable in accordance with Ball's receivables sales agreement discussed below. Capital spending of $87.7 million in the first nine months of 2002 was below depreciation and amortization expense of $109 million. In September 2002, we purchased previously leased plant and equipment assets for a total of $43.1 million. Capital spending is expected to be between $150 million and $160 million for the year, with increased spending in the metal food and PET product lines for new production capacity necessitated by increased demand. Anticipated capital expenditures after the acquisition are expected to be between $180 million and $200 million for the combined businesses for the 12 months ended September 2003.

        Total debt decreased to $1,023 million at September 29, 2002, compared to $1,064.1 million at December 31, 2001. At September 29, 2002, approximately $459 million was available under the revolving credit facility portion of the Senior Credit Facility. We notified our lenders in mid-July that based on our financing needs, we no longer needed the $125 million short-term portion of the revolver as we have adequate funds available under the long-term portion. Ball Asia Pacific Holdings Limited and its consolidated subsidiaries had short-term uncommitted credit facilities of approximately $82 million at the end of the third quarter, of which $52.1 million was outstanding.

        Management and Ball's actuaries are currently assessing the funded status of our pension plans in light of overall market conditions and performance. Based on preliminary estimates, we anticipate that we will make additional contributions to our plans during the fourth quarter of 2002. Additionally, for certain plans we may need to record on the consolidated balance sheet additional minimum liability adjustments at December 31, 2002. These amounts, if any, will be recorded as an increase in long-term liabilities and a reduction of shareholders' equity on the consolidated balance sheet.

        A receivables sales agreement provides for the ongoing, revolving sale of a designated pool of trade accounts receivable of Ball's U.S. packaging operations. In June 2002 the designated pool of receivables was increased to provide for sales of up to $175 million from the previous amount of $125 million. Net funds received from the sale of the accounts receivable totaled $157.5 million at September 29, 2002, and $122.5 million at September 30, 2001, and are expected to be approximately $122.5 million at December 31, 2002.

        Ball was not in default of any loan agreement at September 29, 2002, and has met all debt payment obligations.

Comparison of Years Ended December 31, 2001, 2000 and 1999

Packaging Sales and Earnings

        North American metal beverage container sales, which represented approximately 67% of packaging segment sales in 2001, were 3% lower than in 2000. The decrease was due to lower soft drink container shipments and lower selling prices. While manufacturing cost controls have yielded favorable results, operating margins were lower due to lower beverage can selling prices and higher unit costs as a result of planned inventory reductions. In mid-December 2001, we ceased production at the Moultrie, Georgia, beverage can plant; its production of one billion cans per year is expected to be consolidated into other Ball plants. Based on publicly available industry information, we estimate that shipments in 2001 for our metal beverage container product line were approximately 31% of total U.S. and Canadian shipments, compared to 32% in 2000.

        The 3% decrease in 2000 sales compared to those in 1999 was due to lower shipments, partially offset by higher aluminum prices passed through to customers. During the first quarter of 2000, we closed a beverage can plant in Tampa and began operation of a new, high-speed production line in a second plant in Tampa. At the end of the second quarter of 2000, we closed another beverage can plant in the Southeast due to industry overcapacity and unattractive pricing. Near the end of 2000, a beverage can manufacturing line in British Columbia was decommissioned.

        On January 1, 2002, we entered into a 50/50 joint venture agreement with Coors Brewing Company for the manufacture and supply of essentially all of the 3.5 billion beverage cans and ends used by Coors annually. Ball will account for the joint venture under the equity method of accounting. Ball also receives management fees and technology licensing fees from the joint venture. In addition to beverage cans supplied to Coors from the joint venture, Ball will supply Coors with beverage cans manufactured in other wholly-owned Ball facilities.

        North American metal food container sales, which comprised approximately 19% of packaging segment sales in 2001, were 8% higher than those in 2000 and 10% higher than in 1999. Sales in 2001 reflected volume gains from several customers, including ConAgra Grocery Products Company, and strong sales of salmon and pre-season vegetable cans. The increase in 2000 from 1999 was primarily the result of volume gains. We estimate our 2001 shipments of 5.6 billion cans to be approximately 17% of total U.S. and Canadian metal food container shipments, based on publicly available industry information.

        Plastic bottle sales, approximately 9% of packaging segment sales in 2001, increased 10% from 2000 sales, which were higher than 1999 sales by 4%. Plastic bottle sales are predominantly to water and carbonated soft drink customers. Shipments were significantly higher in 2001 than in 2000 although selling prices were lower. This product line has also experienced higher than planned freight, warehousing and utility costs, particularly on the West Coast, resulting in lower operating margins in 2001. The 2000 sales increase compared to 1999 was due to the pass-through of higher resin prices.

        International packaging sales are comprised of the sales within the PRC as well as revenues from technical services provided to Ball licensees. Sales and operating margins in the PRC were lower in 2001 due to the weak market there as well as the business consolidation actions being taken. See the discussion under "Other Items" for information regarding our China operations.

Aerospace and Technologies Sales and Earnings

        Sales in the aerospace and technologies segment were 15% higher than in 2000, due in part to customer requested acceleration of certain programs into 2001 from 2002. Excluding the charge to exit product lines discussed under "Other Items," as well as a favorable Employee Stock Ownership Plan (ESOP) litigation settlement in 2000, the improvement in operating margins was due to strong sales in our U.S. government business. The aerospace and technologies segment had lower sales in 2000 compared to 1999 as a result of the completion of some programs and delays in the start-up and funding of new programs. Despite the decrease in sales and excluding the favorable ESOP litigation settlement, earnings in 2000 were higher as a result of better than anticipated margins at the completion of certain long-term contracts.

        Sales to the U.S. government, either directly as a prime contractor or indirectly as a subcontractor, represented approximately 92%, 85% and 86% of aerospace and technologies segment sales in 2001, 2000 and 1999, respectively. Consolidation in the industry continues, and there is strong competition for business. Backlog for the aerospace and technologies segment at December 31, 2001 and 2000, was approximately $431 million and $351 million, respectively. Year-to-year comparisons of backlog are not necessarily indicative of the trend of future operations.

Selling and Administrative Expenses

        Selling and administrative expenses were $135.6 million, $138.9 million and $140.9 million for 2001, 2000 and 1999, respectively. Lower expenses in 2001 compared to 2000 were largely related to lower performance-based compensation. Higher selling and administrative expenses in 1999 reflect, in large part, $4.7 million of performance-based compensation recorded in connection with a program that has since ended.

Interest and Taxes

        Consolidated interest expense was $88.3 million in 2001 compared to $95.2 million in 2000 and $107.6 million in 1999. The decrease in 2001 was attributable to lower interest rates and borrowings, partially offset by lower capitalized interest. The 2000 decrease compared to 1999 was the result of a lower level of average borrowings during the year, as well as higher capitalization of interest, largely in connection with our Tampa plant expansion, offset by higher short-term interest rates. We maintained a higher percentage of long-term debt at lower fixed rates in 2000 as a result of fixing certain previously floating rate debt through the use of financial instruments.

        Ball's consolidated effective income tax benefit rate for 2001 was 8.6% as compared to the provision of 37.6% in 2000 and 37.9% in 1999. The decreased benefit in 2001, compared to that calculated using the federal statutory rate of 35%, is primarily the result of the taxable characteristics of the China restructuring, in particular nondeductible goodwill. Excluding the effects of the restructuring in both 2001 and 2000, and the ESOP settlement in 2000, the effective income tax rate would have been approximately 35% for both years. The lower 2001 and 2000 adjusted effective tax rate as compared to 1999 is primarily the result of the favorable effects of implementing strategies which have reduced overall state taxes and negative effects of foreign operations.

Results of Equity Affiliates

        Equity in the earnings of affiliates is attributable to our 50% ownership investment in Brazil and, to a lesser extent, our minority-owned investments in the PRC and Thailand. Earnings were $4 million in 2001 compared to losses of $3.9 million and $0.2 million in 2000 and 1999, respectively. The equity earnings improvement in 2001 was due to our operations in Brazil. Brazil's losses in 2000 were the result of the unfavorable effect of foreign currency transactions, while losses in the PRC reflected the continued effects of excess capacity in the industry, coupled with higher metal costs relative to the previous year and the impact of business consolidation costs. Operations in Thailand incurred a small loss in all three years.

Other Items

        We took a number of actions in 2001 to address overcapacity in the industries in which we operate and to improve production efficiencies. In the first quarter of 2001, we began an extensive review of options available to us in connection with our investment in the PRC. Based upon that review, we announced in June 2001 a plan to exit the general line metal can business in the PRC and to further reduce our PRC beverage can manufacturing capacity by closing two plants. We have since sold the general line business, closed one beverage can plant and are in the process of closing the second. Based on current estimates, positive cash flow of approximately $29 million, after tax recoveries, is expected upon the completion of this reorganization plan. Also in June 2001, we ceased operations in two commercial developmental product lines in our aerospace and technologies business. In mid-December 2001, we closed our Moultrie, Georgia, beverage can plant. To effect these actions, pre-tax charges totaling $271.2 million were recorded in 2001.

        Actions taken during 2000 resulted in a charge in the second quarter for packaging business consolidation and investment exit activities. The charge included costs associated with the closure of two beverage can facilities, the elimination of a beverage can production line and the write-down to net realizable value of certain international equity investments.

        The charges recorded were based on the estimates of Ball management, actuaries and other independent parties and were developed from information available at the time. Actual outcomes may vary from the estimates, and, as required, changes, if any, have been or will be reflected in current period earnings or as a reduction of goodwill.

        During the second quarter of 2000, we favorably resolved certain state and federal tax matters related to prior years that reduced the overall tax provision by $2.3 million.

        In 2000 the Armed Services Board of Contract Appeals sustained our claim to recoverability of costs associated with our ESOP for fiscal years beginning in 1989. As a result, in the third quarter of 2000 we recognized earnings of approximately $7 million ($4.3 million after tax) related to this matter.

Financial Condition, Liquidity and Capital Resources

        Cash flows from operating activities were $320.8 million in 2001 compared to $176.5 million in 2000 and $306 million in 1999. The increase in 2001 from 2000 was due to planned inventory reductions and lower accounts receivable, partially offset by a decrease in accounts payable. The decrease in 2000 from 1999 was primarily the result of higher accounts receivable and inventory balances. Free cash flow is the cash remaining from operations reduced by capital spending. We focus on increasing free cash flow as an element in our effort to achieve our primary objective of maximizing shareholder value. The consolidated statements of our cash flows are summarized as follows:

	2001	2000	1999
	($ in millions)
Operating cash flows	$320.8	$176.5	$306.0
Capital spending	(68.5)	(98.7)	(107.0)

Free cash flow	252.3	77.8	199.0

Acquisitions of previously leased assets and a PET manufacturing business	(77.9)	—	—
Debt repayments	(62.3)	(48.0)	(151.1)
Share repurchases, net of issuances	(53.8)	(60.9)	(35.5)
Common and preferred dividends	(20.4)	(21.6)	(22.5)
Other	19.6	42.5	11.9

Net change in cash and cash equivalents	$57.5	$(10.2)	$1.8

        Capital expenditures, excluding the effects of business acquisitions and lease buyouts, were $68.5 million, $98.7 million and $107 million in 2001, 2000 and 1999, respectively.

        Cash payments required for debt maturities and rental payments under noncancellable operating leases in effect at December 31, 2001, are $97.6 million, $109.7 million, $114.7 million, $15.4 million and $488.3 million for the years 2002 through 2006, respectively, and $268.6 million combined for all years thereafter.

        Debt at December 31, 2001, decreased $73.2 million to $1,064.1 million from $1,137.3 million at year end 2000, while cash and cash equivalents increased by $57.5 million. Consolidated debt-to-total capitalization increased to 67.4% at December 31, 2001, from 62% at year end 2000. Capitalization, which we define as the total of debt, minority interests and shareholders' equity, decreased during 2001 due largely to the charges taken in June and December for business consolidation activities as well as our repurchase of Ball common shares. At December 31, 2001, approximately $596 million was available under the revolving credit facility portion of the Senior Credit Facility. Ball Asia Pacific Holdings Limited and its consolidated subsidiaries had non-recourse short-term uncommitted credit facilities of approximately $87 million at the end of the year, of which $48 million was outstanding.

        A receivables sales agreement provides for the ongoing, revolving sale of a designated pool of trade accounts receivable of Ball's U.S. packaging operations, up to $125 million (increased to $175 million in 2002). Net funds received from the sale of the accounts receivable totaled $122.5 million at December 31, 2001 and 2000, and are reflected as a reduction of accounts receivable in the consolidated balance sheet. In November 2001, we amended the restrictions in our financing agreements to allow for the sale of up to $200 million of designated accounts receivable.

        We were not in default of any loan agreement at December 31, 2001, and have met all payment obligations. The U.S. note agreements, bank credit agreement and industrial development revenue bond agreements contain certain restrictions relating to dividends, investments, financial ratios, guarantees and the incurrence of additional debt.

        Annual cash dividends paid on common stock in 2001, 2000 and 1999 were 30 cents per share each year.

Financial Instruments and Risk Management

        In the ordinary course of business, we employ established risk management policies and procedures to reduce our exposure to commodity price changes, changes in interest rates, fluctuations in foreign currencies and our common share repurchase program.

        Effective January 1, 2001, we adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, an amendment of SFAS No. 133. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivative instruments, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. The effective portions of changes in the fair value of derivative instruments designated as cash flow hedges are recorded in other comprehensive earnings and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in current period earnings.

        We have estimated our market risk exposure using sensitivity analysis. Market risk exposure has been defined as the changes in fair value of a derivative instrument assuming a hypothetical 100 basis point adverse change in interest rates. The results of the sensitivity analyses as of September 29, 2002, did not differ materially from the amounts reported as of December 31, 2001. Actual changes in market prices or rates may differ from hypothetical changes.

Commodity Price Risk

        We manage our commodity price risk in connection with market price fluctuations of aluminum primarily by entering into can and end sales contracts, which include aluminum-based pricing terms that consider price fluctuations under our commercial supply contracts for aluminum purchases. The terms include "band" pricing where there is an upper and lower limit, a fixed price or only an upper limit to the aluminum component pricing. This matched pricing affects substantially all of our North American metal beverage packaging net sales. We also, at times, use certain derivative instruments such as option and forward contracts as cash flow hedges of commodity price risk. Outstanding contracts at the end of the third quarter expire in less than one year and up to two years. Included in shareholders' equity at September 29, 2002, within accumulated other comprehensive loss, is approximately $18 million of net loss associated with these contracts of which approximately $8 million of loss is expected to be recognized in the consolidated statement of earnings during 2003 and $10 million of loss in 2004. These amounts will be offset completely in both periods by higher revenue from customer fixed price sales contracts and will therefore have no effect on our consolidated net earnings.

        Considering the effects of derivative instruments, the market's ability to accept price increases and our commodity price exposures to aluminum, a hypothetical 10% adverse change in our aluminum prices could have an estimated $1 million impact on earnings over a one-year period. Actual results may vary based on actual changes in market prices and rates.

        Steel can sales contracts incorporate annually negotiated metal costs, and plastic container sales contracts include provisions to pass through resin costs changes. As a result, we believe we have minimal, if any, exposure related to changes in the costs of these commodities.

Interest Rate Risk

        Our objective in managing exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we use a variety of interest rate swaps, collars and options to manage our mix of floating and fixed-rate debt. Interest rate instruments held by us at September 29, 2002, included pay-floating and pay-fixed interest rate swaps and swaption contracts. Pay-fixed swaps effectively convert variable rate obligations to fixed rate instruments. Pay-floating swaps effectively convert fixed-rate obligations to variable rate instruments. Swap agreements expire at various times up to four years. Although these instruments involve varying degrees of credit and interest risk, the counter parties to the agreements are financial institutions, which are expected to perform fully under the terms of the agreements. Approximately $2 million of mark-to-market loss associated with these contracts is included in other accumulated comprehensive loss at September 29, 2002, the majority of which is expected to be recognized in the consolidated statement of earnings during the remainder of 2002.

        Based on our interest rate exposure at September 29, 2002, assumed floating rate debt levels throughout 2002 and the effects of derivative instruments, a 100 basis point change in interest rates could have an estimated $2 million impact on net earnings over a one-year period. Actual results may vary based on actual changes in market prices and rates and the timing of these changes.

Exchange Rate Risk

        Our objective in managing exposure to foreign currency fluctuations is to protect foreign cash flow and reduce earnings volatility associated with foreign exchange rate changes through the use of cash flow hedges. Our primary foreign currency risk exposures result from the strengthening of the U.S. dollar against the Hong Kong dollar, Canadian dollar, Chinese renminbi, Thai baht and Brazilian real. We face currency exposures in our global operations as a result of maintaining U.S. dollar debt and payables in these foreign countries. We use forward contracts to manage our foreign currency exposures and, as a result, gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets and liabilities. Contracts outstanding at the end of the third quarter expire in less than one year and their fair value was not significant.

        Considering our derivative financial instruments outstanding at September 29, 2002, and the currency exposures, a hypothetical 10% unfavorable change in the exchange rates compared to the U.S. dollar could have an estimated $2 million impact on earnings over a one-year period. Actual changes in market prices or rates may differ from hypothetical changes.

Shareholders' Equity

        In connection with our ongoing share repurchase program, from time to time we sell put options which give the purchaser of those options the right to sell shares of our common stock to us on specified dates at specified prices upon the exercise of those options. The put option contracts allow us to determine the method of settlement, either in cash or shares. As such, the contracts are considered equity instruments and changes in the fair value are not recognized in our financial statements. Our objective in selling put options is to lower the average purchase price of acquired shares in connection with our ongoing share repurchases. At September 29, 2002, there were put option contracts outstanding for 125,000 shares at an average price of $34.23 per share. Also in connection with the share repurchase program, in 2001 we entered into a forward share repurchase agreement to purchase shares of our common stock. In January 2002, we purchased 736,800 shares under this agreement at an average price of $33.58 per share and in July 2002 we purchased an additional 195,600 shares at an average price of $45.49. We also entered into a share repurchase agreement during 2000 under which we purchased 1,021,000 shares in January 2001 at an average price of $17.58 per share.

Contingencies

        We are subject to various risks and uncertainties in the ordinary course of business due, in part, to the competitive nature of the industries in which we participate, our operations in developing markets outside the U.S., changing commodity prices for the materials used in the manufacture of our products and changing capital markets. Where practicable, we attempt to reduce these risks and uncertainties through the establishment of risk management policies and procedures, including, at times, the use of derivative financial instruments as explained above.

        From time to time, we are subject to routine litigation incident to our business. Additionally, the U.S. Environmental Protection Agency has designated us as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. Our information at this time does not indicate that these matters will have a material adverse effect upon our liquidity, results of operations or financial condition.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events could affect these estimates.

        The U.S. economy and Ball have experienced minor general inflation during the past several years. Management believes that evaluation of our performance during the periods covered by these consolidated financial statements should be based upon historical financial statements.

Management's Discussion and Analysis of Financial Condition
and Results of Operations of Schmalbach

Overview of Schmalbach Prior to the Transactions

        Schmalbach is the second largest manufacturer of metal beverage containers in Europe. Its 12 plants, which include two end plants, can produce over 12 billion containers annually. Leading producers of beer, soft drinks and other beverages, including Coca-Cola, Britvic (Pepsi), Coors, Heineken, Interbrew and South African Breweries represent substantially all of Schmalbach's customers. Schmalbach has been a leader in developing beverage can innovations, including dummy ends, down gauging, the Aseptic Beverage Can, digital printing technology, reclosable ends and the "widget" for "draft quality" beverages. Schmalbach had 2001 sales of €953.1 million and income from operating activities of €114.0 million. For the nine months ended September 30, 2002, Schmalbach's sales were €888.4 million and income from operating activities was €147.6 million. These amounts were prepared in accordance with IAS.

        Prior to July 1, 2002, Schmalbach–Lubeca AG, now known as Schmalbach–Lubeca GmbH, consisted of three operating segments—PET containers, White Cap closures and beverage cans. On July 1, 2002, Schmalbach sold both the PET and White Cap businesses. The following discussion and analysis is based on the Schmalbach–Lubeca Beverage Cans historical financial statements, which represent the beverage can business and an allocated portion of the corporate headquarters function and exclude the businesses that were sold on July 1, 2002. The Schmalbach–Lubeca Beverage Cans combined financial statements include substantially all of the assets, liabilities, results of operations and cash flows attributable to the historical beverage can operations of Schmalbach in addition to an allocated portion of the corporate headquarters function and acquired assets and liabilities of Schmalbach. The combined statement of earnings includes all items of revenue and income generated by the beverage can operations and all items of expense directly incurred by it or charged to it. Certain corporate expenses, assets and liabilities were allocated to the combined financial statements. They include certain historical corporate activities of Schmalbach, relating to the beverage can business, which are not reflective of what the recurring operations of the business under Ball ownership and management will be.

Comparison of Nine Months Ended September 30, 2002 and 2001

Sales and Earnings

        Sales in the Schmalbach beverage can product line increased 24% in the first nine months of 2002 to €888.4 million from €716.2 million in the first nine months of 2001.

        The increase in 2002 was largely attributable to the additional sales associated with two new plants acquired from Rexam in October 2001. The two new plants, located in Southern France and in the United Kingdom, contributed to increased market share with approximately 1.9 billion cans, on an annual basis, and the existing two can end production facilities shipped an additional 1.8 billion ends in connection with the increase in can sales. Also contributing to the increased sales were the installation of a second line in Poland, which is now running at full speed after the initial start-up phase, and an overall growth in the European beverage can market of more than 4%.

        The acquisition of two new plants was a principal reason for Schmalbach's share in the European beverage can market increasing from 27% in 2001 to 31% in 2002. The increase resulted in higher capacity utilization at all plants. Production volumes were redistributed based on locations of customers in order to minimize freight costs.

        Operating margins for the beverage can business, excluding corporate overhead, improved from 13.1% for the first nine months of 2001 to 17.3% in the first nine months of 2002. This was mainly due to higher sales of cans and ends and overall improved capacity utilization. The improvement also came from lower raw material costs, in particular global market prices of aluminum, and further success in down-gauging programs. An improved organization, which is more focused on cost management, also contributed to the improved operating margin.

Financial Condition, Liquidity and Capital Resources

        Cash flow from operations totaled €139 million in the first nine months of 2002 compared to €17 million in the same period of 2001, an improvement attributable to the increased operating results for the first nine months of 2002. The addition of new business associated with the two plants acquired in October 2001 increased average working capital for 2002, but was partially offset by a decrease in days on hand in inventory.

        Capital expenditures in Schmalbach's beverage can product group during the first nine months of 2002 were €6.2 million higher than those for the same period in 2001. The increase was primarily related to two projects occurring in the first half of 2002: increasing the speed of the lines in the Polish plant and construction of a warehouse directly attached to the Poland plant in order to improve logistics as a result of the plant's higher output. Additional spending was done to improve production and capacity of the end plants to help meet increased demand. Capital expenditures are expected to be approximately €40 to €50 million for the 12 months ended September 2003 primarily for upspeeding projects in certain plants and normal ongoing capital expenditures.

Comparison of Years Ended December 31, 2001, 2000 and 1999

Sales and Earnings

        Sales in the beverage can product line were €953.1 million in 2001, €869.2 million in 2000 and €764.3 million in 1999.

        The 10% increase in sales in 2001 was attributable mainly to additional sales associated with two new plants acquired from Rexam in October 2001. The two new plants, located in Southern France and the United Kingdom, have helped Schmalbach gain entry into the growing Southern European market and have enhanced its presence in the United Kingdom with increased capacity utilization for end production. The increase was further attributable to strong sales in Poland, where Schmalbach experienced double-digit growth in sales for the second consecutive year. The increase in sales was slightly offset by the sale of a plant in the Czech Republic, which resulted in the redistribution of capacity to other plants and an improvement in operating margins.

        The 14% increase in sales from 1999 to 2000 was largely due to the increased demand for beverage cans in Eastern Europe and Germany. Schmalbach was able to capitalize on the growth in the Eastern European market, as well as gain market share, as a result of its expanded production capacity at its Polish plant. The European Soccer Championship helped to increase demand in general during the summer months of 2000.

        Operating margins improved in 2001 compared to 2000, due largely to higher sales, as well as a favorable product mix. Offsetting this improvement were increased material costs which could only be partially passed through to the customer. More effective cost management and more efficient line capacity utilization had a positive impact on results in Germany. A second line in Poland contributed to better earnings, despite being hampered by competitive pricing pressures.

        Operating margins in 2000 were slightly lower than in 1999 with the favorable effects of higher sales and an improved product mix being negatively impacted by increased material costs and downward pressure on prices due to competition. In addition, during the construction of a second production line in Poland during the first six months of 2000, a large amount of sales to Polish customers were filled from Schmalbach plants in other countries, resulting in higher freight costs.

Financial Condition, Liquidity and Capital Resources

        Despite the strengthening of the U.S. dollar by 5%, working capital at the end of 2001 was lower than at the end of 2000 due to Schmalbach's cash management and lower accounts receivable as a result of expanding its securitization programs. A cautious investment policy also contributed to a positive cash flow. Through cash flows from operations, Schmalbach was able to repay a significant portion of its bank debt.

        Major capital expenditure projects during 2001 included the modernization of can end manufacturing in manufacturing facilities in Germany and in the United Kingdom, as well as the upgrade of production facilities to down-gauge beverage cans at various locations. In part due to the latter project, steel consumption decreased by approximately 3% compared to the prior year. Capital expenditures were €30.1 million, €47.8 million and €52.1 million in 2001, 2000 and 1999, respectively. The principal capital expenditures in these periods, other than normal maintenance capital expenditures, included €28.8 million in 1999 to rebuild the Hassloch plant which was damaged by fire and €11.4 million in 2000 to install a second line in Poland.

Financial Instruments and Risk Management

        Schmalbach utilizes derivative instruments in accordance with internationally accepted accounting principles to hedge transactions and control risk. Under these principles, gains and losses generated from derivative transactions are offset against the gains and losses associated with the underlying transactions when a clear assignment of a derivative to such a transaction is documented (International Accounting Standards No. 39). If no clear relationship is established, changes in the fair values of the instruments are recognized in current period earnings. Although these derivative transactions involve varying degrees of credit and interest risk, the agreements are with financial institutions and other counter parties, which are expected to perform fully under the terms of the agreements.

        Contracts outstanding at December 31, 2001, relating to aluminum hedging had underlying values totaling €48 million, representing futures transactions for 2003 and 2004.

        Exchange rate hedging transactions are undertaken to stabilize the foreign currency rates for U.S. dollar loans to affiliated companies and purchases of aluminum in U.S. dollars.

        Various interest rate instruments are used to minimize Schmalbach's exposure to interest rate fluctuations. Contracts outstanding at December 31, 2001, included interest caps, cross-currency swaps, quanto swaps and interest options.

INDUSTRY

        We operate in the packaging industry, which consists of metal, glass, plastic and paper-based products in the form of cans, bottles, cartons, boxes, closures and flexible packages for a variety of end markets, including food and beverage, consumer products, personal care, pharmaceutical and medical, household and foodservice, among others. According to industry sources, the global packaging industry had estimated revenues in excess of $400 billion in 2001 and had an average annual growth rate in line with worldwide gross domestic product of approximately 3% to 4%. North America and Europe account for approximately 59% of the industry's worldwide revenues, with other major packaging markets in Japan, Asia/Pacific, South America and Africa.

        Worldwide shipments of metal beverage cans exceeded 220 billion units in 2001, generating revenues of approximately $15 billion. Carbonated soft drinks and beer are the principal end markets for beverage cans. The U.S. beverage can product line is the largest and most mature product line, with more than 100 billion cans shipped in 2001, followed by Europe with approximately 38 billion cans. In 2001, carbonated soft drinks represented 68% of U.S. beverage can volumes and 53% of European volumes, while beer accounted for 32% of U.S. beverage can volumes and 47% of European volumes.

        We expect that global consumption of beverage cans will grow to over 245 billion cans annually in the next five years, implying an average annual growth rate of 2%. While consumption in North America is expected to grow slightly or remain stable for the next several years, substantial growth is projected in the European beverage can market, fueled by favorable trends in Western Europe and the continued expansion of emerging markets. The 19.4 billion can Western European market, including the United Kingdom, Germany, France, Sweden, Denmark, Norway, Finland and Iceland, represents Europe's most mature beverage can market with annual growth of 1% from 1997 to 2001. Southern Europe, including Spain, Portugal, Italy, Greece and Turkey, is a less mature market with a size of 9.5 billion cans and annual growth of 5% over the last five years. The emerging Central and Eastern European markets, which include Poland, the Czech Republic, Slovakia, Hungary, Romania and Ukraine, have grown from 760 million cans in 1995 to 2.4 billion cans in 2001, which represents an annual growth rate in excess of 20%. Poland is among the fastest growing regions in the European market, with annual growth in excess of 35% from 1997 to 2001. The Russian beverage can market is also expected to generate future growth, having doubled to 1.2 billion cans in 2001 from 2000. Emerging markets in South America and Asia are also likely to experience significant growth over the next several years as per capita consumption of cans remains relatively low in these regions.

        The global beverage can product line is relatively consolidated, with four principal competitors estimated to account for approximately 100% of 2001 production volumes in North America. Three of these same major producers supply approximately 89% of European production volumes. New competitors are not expected to enter the market due to the relatively high barriers to entry and the large research, development and engineering investment required to keep up with technological trends, in particular regarding material reduction.

BUSINESS

Company Overview

        We are one of the world's leading suppliers of metal and plastic packaging to the beverage and food industry. Our packaging products are used for a wide variety of end markets and we have over 50 manufacturing plants around the world. Our packaging products include:

  •
  aluminum and steel beverage cans for carbonated soft drinks, beer and other beverages, of which we produced approximately 45 billion units in 2001;

  •
  two- and three-piece steel food cans for fruits, vegetables, pet food, processed meats and fish and other foods, of which we produced approximately 5.5 billion units in 2001; and

  •
  PET plastic containers for carbonated soft drinks, water, juice, sports drinks, beer and other beverages of which we produced approximately 3.5 billion units in 2001.

        Through our wholly-owned subsidiary, Ball Aerospace & Technologies Corp., or BATC, we also provide aerospace and other high technology products and services to government and commercial customers. Our pro forma net sales for the year ended December 31, 2001, were approximately $4,540.8 million, of which beverage cans generated approximately 67%, our other packaging products, including two-and three-piece steel food cans and PET containers, generated approximately 24%, and BATC generated approximately 9%. See "—Summary Historical and Pro Forma Financial Data."

        We sell our packaging products to major beverage and food producers, including The Coca-Cola Company and its affiliated bottlers, PepsiCo Inc. and its affiliated bottlers, Miller Brewing Company, Anheuser-Busch Companies, Inc., Coors Brewing Company, N.V. Interbrew Belgium S.A., Heineken B.V., ConAgra Grocery Products Company, Kraft Foods, Inc. and Campbell Soup Company. We believe we have been able to develop long-term customer relationships by providing superior quality and customer service at competitive prices. Our preferred supplier status with our customers is evidenced by our large number of long-term supply contracts, our high customer retention and our numerous customer awards and recognitions. We estimate that in 2002, approximately 70% of our pro forma beverage can sales were made under long-term supply agreements.

Acquisition Rationale

        Schmalbach is the second largest manufacturer of metal beverage containers in Europe, with operations consisting of 10 can plants and two end plants, a technical center in Bonn, Germany, and an office in Ratingen, Germany, near Düsseldorf. Of the 12 plants, four are located in Germany, four in the United Kingdom, two in France and one each in the Netherlands and Poland. In total, the plants produce about 12 billion containers annually, with 60% being produced from steel and 40% from aluminum. For the year ended December 31, 2001 and the nine months ended September 30, 2002, Schmalbach had net sales of approximately $854.7 million and $822.3 million, respectively. The Schmalbach acquisition was an attractive opportunity for several reasons:

  •
  Strong Presence in Growing European Market—Schmalbach has a strong presence in the European metal beverage can market, which has experienced steady growth and is the second largest metal beverage can market in the world. Schmalbach's share of the European market was approximately 27% in 2001 and is expected to increase to 31% in 2002 as a result of Schmalbach's acquisition of two plants from Rexam PLC in October 2001. Schmalbach sells cans principally in Western Europe, as well as in Poland and other Eastern European markets. The strength of Schmalbach's presence in the various European markets will position us well to take advantage of projected consumption growth in the European market, which is expected to grow approximately 4% to 5% per annum over the next several years.

  •
  Geographically Balanced Portfolio—Approximately 95% of Ball's packaging sales in 2001 were derived from North America. After the acquisition, this percentage has been reduced to approximately 75%, significantly improving our geographic diversification. Schmalbach's largest sales region in 2001 was Germany with 35%, followed by France and the Netherlands with 26% combined, the United Kingdom with 25% and Poland with 9%.

  •
  World-Class Customer Base—Like Ball, Schmalbach enjoys superior relations with its customers, including widely recognized names such as Coca-Cola, Britvic (Pepsi), Coors, Heineken, Interbrew and South African Breweries. Schmalbach's sales mix is weighted more heavily toward the growing beer can market in Europe, with beer cans accounting for approximately 55% of Schmalbach's sales in 2001 and carbonated soft drink cans accounting for the other 45%.

  •
  Best Practices Opportunities—While we are not relying on synergies, we will aggressively pursue those areas where we can leverage the strengths of both organizations. For example, Schmalbach is a world leader in two-piece steel technology, and we intend to capitalize on this leadership to enhance our growing North American metal food can business. There are also opportunities to leverage both organizations in other manufacturing capabilities, research and development, purchasing and management expertise.

  •
  Global Leadership—Following the acquisition, we are the world's largest manufacturer of metal beverage cans, with the ability to produce over 45 billion cans annually. On a pro forma basis, the acquisition significantly increases Ball's beverage can net sales for the year ended December 31, 2001, from approximately $2.2 billion to approximately $3 billion.

  •
  Attractive Accretion and Returns—Based on the acquisition purchase price and the current financial performance of Schmalbach, we believe that the transaction will be accretive to Ball's earnings per share in the first year of combined operations and provide us returns on our capital invested in excess of our weighted average cost of capital.

Competitive Strengths

        We believe that a number of factors contribute to our position as a premier supplier of packaging products with multiple sources of earnings and cash flow. These factors include:

  •
  Significant Presence in Multiple Markets—We are the largest manufacturer of metal beverage containers in North America, with 2001 production capacity of approximately 33 billion cans, representing approximately 31% of total North American beverage can capacity. Following the acquisition, we are the second largest manufacturer of metal beverage containers in Europe, with estimated annual production capacity of approximately 12 billion cans, representing approximately 31% of total European beverage can capacity. Our beverage can capacity in North America is substantially ahead of our next largest competitor in North America. We are also one of the largest beverage can producers in the PRC, in addition to participating in joint ventures in Brazil, Thailand, Taiwan and the Philippines and licensing technology to companies in Mexico, Israel, Venezuela, Korea, Australia and New Zealand.

  •
  Diversified Sources of Cash Flow—Ball's operations historically have generated significant cash flow. Ball believes that the addition of Schmalbach provides opportunities to increase earnings and cash flow. Our presence in multiple markets, including metal beverage cans, steel food cans, PET containers and high technology aerospace products, diversifies our available sources of free cash flow.

  •
  Low Cost Manufacturer with State-of-the-Art Facilities—We believe that, as a result of our size, superior process technology and manufacturing practices, we are one of the lowest cost metal beverage can producers in North America. Modernization programs at many of our facilities over the past decade have increased productivity, reduced costs and improved product quality. We believe that our expertise in low cost manufacturing can benefit the Schmalbach facilities.

  •
  Experienced Management—We are led by an experienced management team with a proven track record of successfully integrating major acquisitions, increasing profitability, expanding our customer base, implementing state-of-the-art manufacturing process technology, improving operating efficiencies, introducing product innovations and entering new markets and businesses. Our top nine senior executives average over 16 years of packaging industry experience and over 17 years with Ball. Following the acquisition, our European operations are expected to continue to be managed by the top two executives at Schmalbach, who have an average of over 10 years of industry experience and over five years with Schmalbach.

  •
  High Quality Products and Service—We believe that the quality of our products and customer service is among the highest in the industry, as indicated by the number of quality awards we have earned. For example, in 2001 Ball's beverage can business was presented with Miller's "Supplier of the Year" award, which is awarded to only one supplier per year. In addition, all four of Ball's beverage can facilities that supply Anheuser-Busch have earned its elite "Certified Supplier" status, which is based on our level of service and the quality of our systems. Schmalbach's Bierne, France facility received a "Best Quality Supplier" award from Coca-Cola and an "A-Class Supplier" award from Interbrew. Outside of the packaging segment, BATC was awarded Boeing's "Silver Supplier" status and the James S. Cogswell Award for Outstanding Industrial Security Achievement by the Defense Security Service. We continually strive to improve the quality of our products and production processes through rigorous quality systems, comprehensive employee training and tight control of our manufacturing processes.

  •
  Technological Leadership—We have extensive experience in improving productivity and designing innovative products. In particular, Ball has successfully increased manufacturing efficiencies and lowered unit costs through internally-developed equipment enhancements. We also have made numerous patented advancements in can and can end manufacturing techniques, in areas including dome reforming, spin flow necking and electromagnetic bodymaker redraw. We are thereby able to provide cans with innovative shapes and other customized features to our customers at a competitive price. We plan to share the best technology and innovations specific to Ball and Schmalbach to enhance our combined manufacturing operations.

Business Strategy

        Over the past several years, Ball has pursued a strategy to: (1) consolidate and grow through acquisitions, strategic alliances or other means in order to improve the competitive positioning and profitability of our existing businesses; (2) rationalize and restructure those businesses which faced overcapacity and/or insufficient levels of profitability and cash flow; and (3) operate our businesses to maximize returns of capital, profitability and cash flow. This strategy has resulted in several acquisitions, including Ball's acquisition of Reynolds Metals Company's North American beverage can business in 1998, which doubled the size of Ball's beverage can operations, joint ventures in its food and beverage container businesses, entry into the PET business and investments of capital to expand and upgrade facilities. It also led to the sale of Ball's glass container operations in 1995 and 1996 and the consolidation of manufacturing facilities in North America and the PRC.

        To maintain our status as a premier, low cost manufacturer of packaging products and expand our world-class niche aerospace business, we will continue to pursue several strategic initiatives, including:

  •
  Leverage Relationships with Existing Customers—We have long-term relationships with leading domestic and international beverage and food manufacturers and are continually seeking to expand our business with these customers and their affiliates. These customer relationships are maintained and expanded through our continued delivery of low cost quality products, superior customer service, innovation in design, efficient distribution through the use of strategically located facilities and the supply of products under multi-year supply contracts.

  •
  Maintain Low Cost Position—We will continue to pursue opportunities to strengthen our low cost position in the metal beverage can business, as well as opportunities to lower costs in steel food cans and PET containers. Our strategy is to reduce costs and increase operating efficiencies through: (1) investments in productivity-enhancing machinery and equipment; (2) development and implementation of proprietary process technology; (3) reductions in the material content of containers; (4) improved utilization of capacity, equipment and personnel; and (5) purchasing economies of scale.

  •
  Enhance Technological Leadership—We will continue to make research and development an important element of our competitive advantage and strategy, both in designing new products and in improving production efficiency and productivity. We plan to continue to work actively with customers to improve existing products and to design new packaging features. We also intend to leverage our design and engineering capabilities to develop value-added packaging and aerospace products, and to create more cost-effective manufacturing systems and materials that contribute to improvements in quality and operating efficiency.

  •
  Expand PET Business—We plan to continue to capitalize on the increasing usage of PET containers for beverage products. Our strategy is to expand our production capacity at existing plants so as to leverage our fixed investment, lower costs and optimize efficiency. We believe our PET products complement our metal beverage containers, giving us the opportunity to capitalize on our strong customer relationships, as well as provide us with a growth vehicle for new customers in the beverage and food industries.

  •
  Capitalize on BATC's World-Class Capabilities—We intend to focus on our core strength in the growing defense market, as well as in the commercial space market. Geopolitical events and executive and legislative branch priorities have created considerable growth opportunities in our core competencies. As an example, BATC's expertise in supplying highly specialized optical equipment to fix the Hubble Space Telescope is in demand in areas involving national security.

Packaging

        Our principal business is the manufacture and sale of metal and PET containers, primarily for beverages and foods. This segment comprised 89% of Ball's 2001 consolidated net sales. Currently, Ball's operations related to the packaging segment are primarily located in North America. As a result of the acquisition, a significant portion of our operations are based in Europe. Packaging products are sold in highly competitive markets, primarily based on quality, service and price.

North American Metal Beverage Containers

        Metal beverage containers represent Ball's largest product line, accounting for 67% of Ball's 2001 packaging segment net sales. Since 1998 Ball has been the largest beverage can producer in North America. Decorated two-piece aluminum beverage cans are produced at 17 manufacturing facilities in the United States, one facility in Canada and one in Puerto Rico; ends are produced within five U.S. facilities. Annual production capacity of these plants is approximately 33 billion cans. Two-piece beverage cans produced in North America represent Ball's largest product line, comprising 59% of Ball's 2001 consolidated net sales. Metal beverage containers are sold primarily to fillers of carbonated soft drinks, beer and other beverages under long-term or annual supply contracts. Sales volumes of metal beverage cans and ends in North America tend to be highest during the period from April through September.

        A substantial part of Ball's packaging sales are made directly to relatively few major companies in packaged beverage and food businesses, including Miller Brewing Company and bottlers of Pepsi-Cola and Coca-Cola branded beverages and their licensees utilizing consolidated purchasing groups. Sales of aluminum cans to Miller Brewing Company, PepsiCo., Inc. and The Coca-Cola Company represented approximately 16%, 13% and 7% of Ball's consolidated net sales, respectively, for the year ended December 31, 2001. Sales to all bottlers of Pepsi-Cola and Coca-Cola branded beverages in North America comprised approximately 31% of Ball's consolidated net sales for the same period.

        On January 1, 2002, Ball commenced a 50/50 joint venture agreement with Coors Brewing Company (Coors) for the manufacture and supply of almost all of the 3.5 billion beverage cans and ends used annually by Coors in its Golden, Colorado brewery. Ball receives management fees and technology licensing fees under this agreement and accounts for the joint venture using the equity method of accounting. In addition to beverage cans supplied to Coors from the joint venture, Ball supplies other filling locations owned by Coors with beverage cans manufactured in other wholly-owned Ball facilities. Based on publicly available industry information, Ball estimates that its North American metal beverage container shipments were approximately 31% of total U.S. and Canadian shipments for metal beverage containers. Ball also estimates that three producers represent substantially all of the remaining metal beverage container shipments. Available industry information indicates the growth in industry-wide shipments was relatively flat from 1998 to 2001.

        In Canada, metal beverage containers have captured significantly lower percentages of the packaged beverage industry than in the United States, particularly in the packaged beer industry, in which the market share of metal containers relative to glass containers has been hindered by non-tariff trade barriers and restrictive taxes within Canada.

        Beverage container industry production capacity in the United States and Canada has historically exceeded demand. In order to more closely balance capacity and demand within our business, Ball consolidated its can and end manufacturing capacity into fewer, more efficient facilities with the closure of five plants during 1999, 2000 and 2001.

        The aluminum beverage can continues to compete aggressively with other packaging materials in the beer and soft drink industries. The glass bottle has shown resilience in the packaged beer industry, while soft drink industry use of the PET bottle has grown. The beer industry has also begun very limited usage of plastic beer bottles.

        The metal beverage container business is capital intensive, requiring significant investments in machinery and equipment. Profitability is sensitive to production volumes, labor and the costs and availability of certain raw materials, such as aluminum, steel and plastic resin.

        Raw materials used in our metal beverage container business are generally available from several sources. The price of aluminum is volatile due to the fact that it is traded on the London Metal Exchange. However, Ball employs hedging strategies to minimize the aluminum price risk. Ball has secured what it considers to be adequate supplies of raw materials and is not experiencing any shortages. Ball's manufacturing facilities are dependent, in varying degrees, upon the availability of process energy, such as natural gas and electricity. While certain of these energy sources may become increasingly in short supply or halted due to external factors, Ball cannot predict the effects, if any, of such occurrences on future operations.

        Research and development efforts in this business generally seek to improve manufacturing efficiencies and lower unit costs, principally raw material costs, by reducing the material content of containers while improving or maintaining other physical properties such as material strength. In addition, research and development efforts are directed toward the development of new sizes, shapes and types of metal and plastic beverage and food containers, as well as new uses for the current containers.

International Metal Beverage Containers

Europe

        Schmalbach's metal beverage container business is the second largest in Europe and produces two-piece beverage cans and can ends for beer, carbonated soft drinks, mineral water, fruit juices, isotonics, milk-based beverages, coffee drinks and alcoholic mixed drinks. Approximately 60% of its cans are manufactured from steel with the other 40% being made from aluminum.

        Schmalbach operates a total of 12 container plants, four of which are located in Germany, four in the United Kingdom, two in France and one each in the Netherlands and Poland. Five of the can plants use steel only, three use aluminum and two plants use both metals. Aluminum can ends are produced at two plants. There are two "wall-to-wall" operating plants where the customer's filling facilities are on adjoining property. One of these plants is in the United Kingdom next to a major Pepsi filler's facility and the other is in France next to a major Coca-Cola filler's facility.

        Schmalbach had an estimated market share of 31% in 2001. However, Schmalbach holds leading positions in all of its core European markets. In Western Europe, Schmalbach is the top beverage container manufacturer in Germany, France and the Benelux countries and the second largest beverage container manufacturer in the United Kingdom. In addition, Schmalbach has contributed to the development of the Eastern European beverage market and has an estimated 50% market share in Poland.

        The Schmalbach beverage can business benefits from a balanced and stable customer base, with 10 customers accounting for approximately 55% of its gross trade sales and 20 customers accounting for approximately 71% of such sales. As Schmalbach's largest customer, Coca-Cola comprised 16% of gross trade sales. Other major customers include Britvic (Pepsi), Coors, Heineken, Interbrew and South African Breweries. Schmalbach's high quality products and enhanced service capabilities have yielded strong and long established relationships with these customers.

        Traditional cans, meaning 0.33L, 0.44L and 0.5L cans for beer and soft drinks, are Schmalbach's core focus representing 95% of the European beverage can sales in 2001. Slim-line cans (0.15L to 0.25L) for special beverages, such as new-age or milk and coffee-based products, currently represent only small niche markets but are increasingly in demand from beverage producers as they seek to stimulate new areas of growth.

        A continuous and selective investment program focusing on maintaining and improving the efficiency of the production facilities has allowed the beverage can business to maintain its leading market positions. Furthermore, the strong focus on steel production provides Schmalbach with a significant competitive advantage.

        As in North America, the metal beverage can continues to compete aggressively with other packaging materials in the European beer and soft drink industries. The glass bottle has shown resilience in the packaged beer industry, while soft drink industry use of the PET bottle has grown.

        The packaging business is capital intensive, requiring significant investments in machinery and equipment. Profitability is sensitive to production volumes, labor and the costs and availability of certain raw materials, such as aluminum, steel and plastic resin.

        Schmalbach's key raw materials are steel and aluminum. The European market for steel and aluminum supply is highly consolidated with three steel suppliers and four aluminum suppliers providing 95% of European demand. Material supply contracts are generally for a period of one year, although Schmalbach has been able to negotiate some longer agreements. In general, steel is less expensive than aluminum and the price of aluminum is more volatile, due to the fact that it is traded on the London Metal Exchange and denominated in U.S. dollars. However, Schmalbach minimizes the aluminum price risk and the U.S. dollar exchange risk through one-year hedging contracts, which we believe are adequate.

        Among the European beverage can manufacturers, Schmalbach has the most experience in steel can production and the highest proportion of these cans in its product mix. The business has a long and successful track record in reduction of wall thickness which has resulted in significant material savings.

        In 1996, Schmalbach established a technical center in Bonn as a service department for Schmalbach's beverage container business. In addition to conventional equipment for application technology, Schmalbach has state-of-the-art laboratory equipment, supplemented with filling, sterilization and pasteurization systems as well as 2D and 3D CAD work stations for design and simulation. The specialists at the technical center work on innovations in the area of product and process technology and perform material and surface tests. Research and development efforts are focused on the development of new sizes, shapes, uses and filling technologies.

Other International

        Through its majority-owned subsidiary, Ball Asia Pacific Holdings Limited, Ball is the largest beverage can manufacturer in the PRC. Ball believes that its facilities are the most modern in that country. Ball also has beverage can joint ventures in Brazil, Thailand, Taiwan and the Philippines. International beverage can sales comprised approximately 5% of Ball's 2001 consolidated net sales.

        Capacity has grown rapidly in the PRC, resulting in a supply/demand imbalance. In 2001, we undertook a review of our options there and, as a result, have either closed or are closing several facilities. The Beijing manufacturing facility is one of the most technologically advanced plants in the PRC and our 34%-owned affiliate, Sanshui Jianlibao FTB Packaging Limited, is the largest can manufacturing facility in the PRC in terms of production capacity.

        We are a 50% equity owner of a joint venture in Brazil with Latapack that produces approximately 2 billion two-piece aluminum cans and ends and holds a 15% market share, and Ball also participates in joint ventures in Thailand, Taiwan and the Philippines. In addition, Ball has also entered into arrangements with ten companies operating 21 facilities worldwide to license its manufacturing technology and to provide assistance with manufacturing processes and management systems. Current licensees of technology include Fabricas Monterrey, SA de CV, a subsidiary of Fomento Economico Mexicano, SA de CV of Mexico, and Amcor Ltd.

North American Metal Food Containers

        In addition to metal beverage cans, Ball produces two- and three-piece steel food cans for packaging vegetables, fruit, soups, meat, fish and pet food. These steel food containers are manufactured in the U.S. and Canada and sold primarily to food processors in North America. In 2001 metal food container sales comprised approximately 19% of Ball's packaging segment net sales. Sales volumes of metal food containers in North America tend to be highest from June through October as a result of seasonal vegetable and salmon packs. Approximately 33 billion steel food cans were shipped in the U.S. and Canada in 2001, of which approximately 17% were shipped by Ball.

        Since the second quarter of 2000, Ball and ConAgra Grocery Products Company have participated in a joint venture food can manufacturing company, Ball Western Can Company. Under this arrangement, Ball receives management fees and accounts for the results of its 50%-owned investment under the equity method.

        Ball's main competitors in this segment include Silgan and Crown Cork & Seal. The steel food can also competes with other packaging materials in the food industry including glass, aluminum, plastic and paper. As a result, this product line must increasingly focus on product innovation. Service, quality and price are deciding competitive factors.

North American Plastic Containers

        To capitalize on existing customer relationships, Ball entered the polyethylene terephthalate (PET) container business in 1995. PET packaging represented slightly less than 9% of Ball's packaging segment net sales in 2001. Demand for containers made of PET has increased in the beverage packaging industry and is expected to increase in the food packaging industry with improved technology and adequate supplies of PET resin. While PET beverage containers compete against metal, glass and cardboard, the historical increase in the sales of PET containers has come primarily at the expense of glass containers and through new market introductions. The latest publicly available projections indicate that the growth in overall PET demand over the next two years is expected to be between 7% and 8%. Based on research estimates from various sources, we believe Ball's share of total U.S. and Canadian shipments is between 8% and 12%.

        On December 28, 2001, we acquired substantially all of the assets of Wis-Pak Plastics, Inc. and entered into a long-term agreement to supply 100% of Wis-Pak's annual PET container requirements, which are currently 550 million containers annually. In addition to the facility that Ball acquired from Wis-Pak, the company operates four PET facilities that it built in California, Iowa, New Jersey and New York.

        Competition in the PET container industry includes four national suppliers and several regional suppliers and self-manufacturers. Service, quality and price are deciding competitive factors. Increasingly, the ability to produce customized, differentiated plastic containers is an important competitive factor.

        Most of Ball's PET containers are sold under long-term contracts to makers of bottled water and carbonated soft drinks, including Coca-Cola and Pepsi. Ball is also seeking opportunities to serve producers of juice. Plastic beer containers are being tested by several of our customers and we are developing plastic containers for the single serve juice market.

Aerospace and Technologies

        The aerospace and technologies segment includes civil space systems, defense operations and commercial space operations. The defense operations business unit includes defense systems, systems engineering services, advanced antenna and video systems and electro-optics and cryogenic systems and components. Sales in the aerospace and technologies segment accounted for approximately 11% of consolidated net sales in 2001. The commercial products and technologies business unit was closed in mid-2001.

        The majority of the aerospace and technologies segment business involves work under contracts, generally from one to five years in duration for the National Aeronautics and Space Administration (NASA), the U.S. Department of Defense (DoD), other U.S. government agencies and for foreign governments. Contracts funded by the various agencies of the federal government represented approximately 92% of segment sales in the year ended December 31, 2001. Geopolitical events and executive and legislative branch priorities have created considerable growth opportunities in our core competencies. However, consolidation in the aerospace and defense industries continues, and there is strong competition for business.

        Civil space systems, defense operations and commercial space operations include hardware, software and services to both United States and international customers, with emphases on space science, environmental and Earth sciences, defense and intelligence, manned missions and space exploration. Major contractual activities frequently involve the design, manufacture and testing of satellites, ground systems and payloads (including launch vehicle integration), as well as satellite ground station control hardware and software.

        Other hardware activities include: electro-optics products for spacecraft guidance, control of instruments and sensors, and surveillance subsystems; target identification, warning and attitude control systems and components; cryogenic systems for reactant storage, and sensor cooling devices using either closed-cycle mechanical refrigerators or open-cycle solid and liquid cryogens; star trackers, which are general-purpose stellar attitude sensors; and fast-steering mirrors.

        Additionally, the aerospace and technologies segment provides diversified technical services and products to federal and local government agencies, prime contractors and commercial organizations for a broad range of information warfare, electronic warfare, avionics, intelligence, training and space systems needs.

Backlog

        Backlog of the aerospace and technologies segment was approximately $405 million at September 29, 2002, and $431 million at December 31, 2001. Backlog consists of the aggregate contract value of firm orders, excluding amounts previously recognized as revenue. Backlog at September 29, 2002, includes approximately $227 million expected to be billed during the 12 months ended September 2003, with the remainder expected to be billed thereafter. Unfunded amounts included in backlog for certain firm government orders which are subject to annual funding were approximately $268 million at September 29, 2002. Comparisons of backlog between periods are not necessarily indicative of the trend of future operations.

        Ball's aerospace and technologies segment has contracts with the U.S. government or its contractors which have standard termination provisions. The government retains the right to terminate contracts at its convenience. However, if contracts are terminated in this manner, Ball is entitled to reimbursement for allowable costs and profits to the date of termination relating to authorized work performed prior to such date. U.S. government contracts are also subject to reduction or modification in the event of changes in government requirements or budgetary constraints.

Properties

        Our properties described below are well maintained, are considered adequate and are being utilized for their intended purposes.

        Ball's corporate headquarters are located in Broomfield, Colorado. The offices for the North American packaging operations are based in Westminster, Colorado, and the offices for the European packaging operations are located in Ratingen, Germany. Also located in Westminster, Colorado, is the Edmund F. Ball Technical Center, which serves as a research and development facility primarily for the metal packaging operations. The pilot line and research and development center for the plastic container business are located in Smyrna, Georgia. The European Technical Centre, which serves as a research and development facility for the European beverage can manufacturing operations, is located in Bonn, Germany.

        BATC's offices are located in Boulder, Colorado. The Colorado-based operations of this business occupy a variety of company-owned and leased facilities in Boulder, Broomfield and Westminster, which together aggregate approximately 1,300,000 square feet of office, laboratory, research and development, engineering and test and manufacturing space. Other aerospace and technologies operations include facilities in California, Georgia, New Mexico, Ohio, Texas and Virginia.

        Information regarding the approximate size of the manufacturing locations for significant packaging operations which we own, except where indicated otherwise, follows. Where certain locations include multiple facilities, the total approximate size for the location is noted. In addition to the manufacturing facilities, we lease warehousing space.

Plant Location	Approximate Floor Space in Square Feet
Metal packaging manufacturing facilities:
North America:
Blytheville, Arkansas (leased)	29,000
Springdale, Arkansas	286,000
Richmond, British Columbia	194,000
Fairfield, California	340,000
Torrance, California	265,000
Golden, Colorado	500,000
Tampa, Florida	275,000
Ewa Beach, Hawaii	132,000
Monticello, Indiana	356,000
Kansas City, Missouri	225,000
Saratoga Springs, New York	358,000
Walkill, New York	314,000
Reidsville, North Carolina	287,000
Columbus, Ohio	167,000
Findlay, Ohio	733,000
Burlington, Ontario	308,000
Whitby, Ontario	200,000
Guayama, Puerto Rico	225,000
Baie d'Urfe, Quebec	211,000
Chestnut Hill, Tennessee	300,000
Conroe, Texas	180,000
Fort Worth, Texas	161,000
Bristol, Virginia	241,000
Williamsburg, Virginia	400,000
Seattle, Washington	166,000
Weirton, West Virginia (leased)	85,000
DeForest, Wisconsin	45,000
Milwaukee, Wisconsin	161,000
Europe:
Bierne, France	263,000
La Ciotat, France	354,000
Braunschweig, Germany	180,000
Hassloch, Germany	283,000
Hermsdorf, Germany	248,000
Weissenthurm, Germany	257,000
Oss, Netherlands	231,000
Radomsko, Poland	309,000
Deeside, U.K.	109,000
Rugby, U.K.	175,000
Runcorn, U.K.	140,000
Wrexham, U.K	222,000
Asia:
Beijing, PRC	238,000
Hubei (Wuhan), PRC	167,000
Shenzhen, PRC	323,000
Zhuhai, PRC	179,000
Plastic packaging manufacturing facilities:
North America:
Chino, California (leased)	240,000
Ames, Iowa	577,000
Delran, New Jersey	450,000
Baldwinsville, New York (leased)	240,000
Watertown, Wisconsin	111,000
Asia:
Zhongfu, PRC (leased)	52,000
Hemei, PRC	42,000

        In addition to the consolidated manufacturing facilities, we have ownership interests in packaging affiliates located in China, Brazil, Thailand, Taiwan and the Philippines.

        Ball leases warehousing and manufacturing space and certain manufacturing equipment, primarily within the packaging segment, and office space, primarily within the aerospace and technologies segment. We may also incur other incremental costs to discontinue or relocate the business activities associated with these leased assets. These agreements contain certain restrictions relating to dividends, investments and borrowings. Total noncancellable operating leases in effect at December 31, 2001, require rental payments of $30.6 million, $22.7 million, $14.6 million, $5.4 million and $2.3 million for the years 2002 through 2006, respectively, and $2.6 million combined for all years thereafter. Lease expense for all operating leases was $58.1 million, $63.4 million and $44.8 million in 2001, 2000 and 1999, respectively.

Intellectual Property

        In our opinion, none of our active patents is essential to the successful operation of our business as a whole.

Research and Development

        Research and development in the packaging business generally seek to improve manufacturing efficiencies and lower unit costs, principally raw material costs, by reducing the material content of containers while improving or maintaining other physical properties such as material strength. In addition, research and development efforts are directed toward the development of new sizes and types of metal and plastic beverage and food containers, as well as new uses for the current containers.

        In 1996, Schmalbach established a technical center in Bonn as a service department for Schmalbach's beverage container business. In addition to conventional equipment for application technology, Schmalbach has state-of-the-art laboratory equipment, supplemented with filling, sterilization and pasteurization systems as well as 2D and 3D CAD work stations for design and simulation. The specialists at the technical center work on innovations in the area of product and process technology and perform material and surface tests. Research and development efforts are focused on the development of new sizes, shapes, uses and filling technologies.

Employees

        At September 29, 2002, Ball and Schmalbach together had approximately 12,600 employees worldwide, including approximately 8,250 employees in the United States and 4,350 in other countries. Approximately 21% of the North American employees were unionized and approximately 90% of the European employees were unionized.

Environmental Regulation

        Aluminum, steel and PET containers are recyclable, and significant amounts of used containers are being recycled and diverted from the solid waste stream. Using the most recent data available, in 2001 approximately 55% of aluminum containers, 58% of steel cans and 22% of the PET containers sold in the U.S. were recycled.

        Compliance with federal, state and local laws relating to protection of the environment has not had a material adverse effect upon our capital expenditures, earnings or competitive position. As more fully described under "Ball Legal Proceedings" below, the U.S. Environmental Protection Agency and various state environmental agencies have designated Ball as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. However, our information at this time does not indicate that the resolution of these matters will have a material adverse effect upon our liquidity, results of operations or financial condition.

        Legislation which would prohibit, tax or restrict the sale or use of certain types of containers, and would require diversion of solid wastes such as packaging materials from disposal in landfills, has been or may be introduced in the U.S. Congress and the Canadian Parliament, in state and Canadian provincial legislatures and other legislative bodies. While container legislation has been adopted in a few jurisdictions, similar legislation has been defeated in public referenda in several other states, in local elections and in many state and local legislative sessions. Ball anticipates that continuing efforts will be made to consider and adopt such legislation in many jurisdictions in the future. If such legislation were to be widely adopted, it could have a material adverse effect on our business, as well as on the container manufacturing industry generally, in view of our substantial North American sales and investment in metal and PET container manufacture.

Mandatory Deposit Legislation in Germany

        Germany passed packaging legislation in 1991 that exempts one-way beverage containers from a mandatory deposit fee as long as the market share of returnable containers does not drop below 72%. After the market share for returnable containers dropped below this mandated level, regulators imposed a deposit fee on cans and other non-refillable containers effective January 1, 2003, although an effective container return system is not expected to be in place until October 2003, at the earliest. It is too soon to determine the long-term impact the deposit fee will have on sales in Germany, but in the interim, we temporarily reduced production at our German plants in response to lower demand.

Ball Legal Proceedings

        We have been named as a potentially responsible party, or "PRP", by the U.S. Environmental Protection Agency, equivalent state agencies or other PRPs at several sites requiring cleanup under the Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund, or various comparable state laws. We have also been involved in related litigation. These sites include landfills and other sites to which we may have sent waste as well as a few large Superfund sites that may include one of our current or former properties. In general, Superfund imposes liability for costs to investigate and clean contaminated sites, as well as for natural resource damages, on PRPs without regard to fault. Under certain circumstances, such liability may be joint and several resulting in one PRP being held responsible for the entire obligation. At most sites, the liability is allocated among the identified PRPs based on certain responsibility calculations. Based on these liability allocations, to the extent available, and based on known information, we do not believe that our Superfund liability will, in each case and in the aggregate, have a material adverse effect on our liquidity, results of operations or financial condition. Further, with respect to most of these sites, we have begun settlement negotiations and/or entered into a settlement agreement or consent decree that seeks to release, or has released, us from most, if not all, future liability. Based on the information available to us at the present time, we do not believe that these matters will have a material adverse effect upon our liquidity, results of operation or financial condition. See the disclosure in Ball's Annual Report on Form 10-K for the year ended December 31, 2001 and Ball's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002 regarding legal proceedings.

        We previously reported that in March of 1992, William Hallahan, an employee of Ball's metal container plant in Saratoga Springs, New York, filed a workers' compensation claim alleging that he suffers from a form of leukemia that was caused by his exposure to certain chemicals used in the plant. We denied the claim, and hearings on the matter were held before the Workers' Compensation Board of the State of New York. Testimony was concluded in April 1996. On January 14, 1997, the Administrative Law Judge (ALJ) filed his Memorandum of Decision finding in favor of the claimant. The decision was appealed, and the Workers' Compensation Board remanded the case back to the ALJ for further findings. The ALJ made those findings and we again appealed the case. In June 1999, a three-judge panel of the Workers' Compensation Board reversed the decision of the ALJ and found that the claimant failed to show a causal relationship between the claimant's workplace and his disease in order to establish that he developed an occupational disease from an exposure at the plant. The Board then closed the case. The claimant appealed the case to the Full Workers' Compensation Board and alternatively to the Appellate Division of the New York State judicial system. On May 30, 2000, the Full

Workers' Compensation Board denied Mr. Hallahan's appeal. On April 6, 2001, the General Counsel of the New York State Workers' Compensation Board deemed Mr. Hallahan's appeal to have been abandoned. On November 21, 2001, Mr. Hallahan filed a Petition to reopen the workers' compensation case on the basis that ethylene glycol monobutyl ethers (2-Buto-xylthanol) (EGBE) may have been the possible cause of Mr. Hallahan's leukemia. Mr. Hallahan's attorney requested the Board to reopen the case under its continuing jurisdiction. The claimant also claimed that this information supported their expert witness' previous testimony at the hearing regarding the cause of Mr. Hallahan's leukemia. Mr. Hallahan's counsel also argued that the EPA supports the position that EGBE is a possible human carcinogen. We filed a statement in opposition to Mr. Hallahan's petition to reopen the case. On February 4, 2002, the Board denied the request to reopen the case. This decision was not appealed. Based on the information, or lack thereof, available to us at the present time, we do not believe that this matter will have a material adverse effect upon our liquidity, results of operations or financial condition.

        As previously reported, on or about December 31, 1992, William Hallahan and his wife filed suit in the Supreme Court of the State of New York, County of Saratoga, against certain manufacturers of solvents, coatings and equipment, including Somerset Technologies Inc. (Somerset) and Belvac Production Machinery (Belvac), seeking damages in the amount of $15 million for allegedly causing leukemia by exposing him to harmful toxins. Somerset and Belvac filed third-party complaints seeking contribution from Ball for damages that they might be required to pay William Hallahan. The defendants, including Ball, filed a motion for summary judgment against the plaintiff requesting a judgment that the Workers' Compensation Board has determined this case against William Hallahan. On July 3, 2002, the Court entered a decision in favor of the defendants and us. On August 13, 2002, the Court entered judgment on the decision. On August 29, 2002, Mr. Hallahan and his wife filed an appeal in the Appellate Division. Based upon the information available to us at the present time, we believe that this matter will not have a material adverse effect upon our liquidity, results of operations or financial condition.

Schmalbach Legal Proceedings

        Schmalbach, together with other plaintiffs, is contesting the enactment of a mandatory deposit for non-returnable containers based on the German Packaging Regulation (Verpackungsverordnung) in Federal and State Administrative Courts. The proceedings in the Administrative Court in Hessen (Verwaltungsgericht Wiesbaden) and Brandenburg (Verwaltungsgericht Potsdam) were discontinued on September 24 and October 30, 2002, respectively. The Administrative Court in Northrhine Westfalia (Verwaltungsgericht Düsseldorf) has rendered a positive judgment and confirmed that a duty to implement a mandatory deposit fee as of January 1, 2003, does not exist. According to that court, a mandatory deposit fee to protect returnable containers is without legal basis in the current legislation. Other administrative courts have not yet scheduled hearings. The German Administration has filed an appeal against the suspensive effect of the judgment of the Administrative Court in Northrhine Westfalia to the Oberverwaltungsgericht Münster (Higher Administrative Court) and has filed an appeal on the merits of the case to the Bundesverwaltungsgericht in Leipzig (Federal Administrative Court). On November 27, 2002, the Higher Administrative Court in Münster decided to lift the temporary legal protection. On January 16, 2003, the Federal Administrative Court in Leipzig decided that Schmalbach and the other plaintiffs did not have procedural standing in the Administrative Court in Düsseldorf; therefore, it did not reach the issue of whether the imposition of the mandatory deposit is a proper implementation of the current legislation. A proceeding in the Bundesverfassungsgericht in Karlsruhe (Federal Constitutional Court) is still pending; the date of the hearing has not yet been set.

MANAGEMENT

        The following table sets forth the name, age and position of management (including all executive officers) and directors of Ball as of February 6, 2003.

Name	Age	Position
R. David Hoover	57	Chairman, President and Chief Executive Officer and Director
Leon A. Midgett	60	Executive Vice President and Chief Operating Officer, Packaging
Hanno C. Fiedler	57	Executive Vice President and Director
Raymond J. Seabrook	51	Senior Vice President and Chief Financial Officer
David A. Westerlund	52	Senior Vice President, Administration and Corporate Secretary
John A. Hayes	37	Vice President, Corporate Strategy, Marketing and Product Development
Donald C. Lewis	60	Vice President, Assistant Corporate Secretary and General Counsel
Scott C. Morrison	40	Vice President and Treasurer
Harold L. Sohn	57	Vice President, Corporate Relations
Douglas K. Bradford	45	Controller
Frank A. Bracken	68	Director
Howard M. Dean	65	Director
John T. Hackett	70	Director
John F. Lehman	60	Director
Jan Nicholson	57	Director
George A. Sissel	66	Director
Theodore M. Solso	55	Director
William P. Stiritz	68	Director
Stuart A. Taylor II	42	Director

        R. David Hoover has been Chairman, President and Chief Executive Officer since April 2002 and a director since 1996. Mr. Hoover was President and Chief Executive Officer from January 2001 until April 2002, and Vice Chairman, President and Chief Operating Officer from April 2000 to January 2001. He has served in various other capacities at Ball, including Chief Financial Officer; Executive Vice President; Senior Vice President; Vice President; Treasurer; Assistant Treasurer; Vice President, Finance and Administration, Technical Products; and Vice President, Finance and Administration, Management Services Division. Mr. Hoover is also a director of Energizer Holdings, Inc. Mr. Hoover is a member of the executive and finance committees.

        Leon A. Midgett has been Executive Vice President and Chief Operating Officer, Packaging, since April 2000. Mr. Midgett was Chief Operating Officer, Packaging, and President of North American Beer/Beverage, from January 2000 to April 2000. He has also served as President of North American Beer/Beverage.

        Hanno C. Fiedler has been Executive Vice President and a director since December 2002. He is Chairman and Chief Executive Officer of Ball's European packaging business. Mr. Fiedler was Chairman of the Board of Management of Schmalbach–Lubeca AG (now Schmalbach–Lubeca GmbH) from January 1996 until December 2002. Prior to that Mr. Fiedler headed the European activities of TRW Inc.

        Raymond J. Seabrook has been Senior Vice President and Chief Financial Officer since April 2000. Mr. Seabrook was Senior Vice President, Finance from April 1998 to April 2000. He has served in various other capacities at Ball, including Vice President, Planning and Control; Vice President and Treasurer; and Senior Vice President and Chief Financial Officer, Ball Packaging Products Canada, Inc.

        David A. Westerlund has been Senior Vice President, Administration since April 1998 and has been Corporate Secretary since December 2002. Mr. Westerlund was Vice President, Administration, from 1997 to 1998. He has served in various other capacities at Ball, including Vice President, Human Resources; Senior Director, Corporate Human Resources; Vice President, Human Resources and Administration, Ball Glass Container Corporation; and Vice President, Human Resources, Ball-InCon Glass Packaging Corp.

        John A. Hayes has been Vice President, Corporate Strategy, Marketing and Product Development since January 2003. Mr. Hayes also served as Vice President, Corporate Planning and Development from April 2000 to January 2003 and as Senior Director, Corporate Planning and Development from February 1999 to April 2000. Prior to joining Ball, Mr. Hayes was Vice President, Mergers and Acquisitions/Corporate Finance at Lehman Brothers, Chicago, Illinois from April 1993 to February 1999.

        Donald C. Lewis has been Vice President and General Counsel since September 1998 and has been Assistant Corporate Secretary since December 2002. Mr. Lewis was Vice President, Assistant Corporate Secretary and General Counsel, from 1997 to 1998. He has served in various other capacities at Ball, including Associate General Counsel, Assistant General Counsel, Senior Attorney and General Attorney.

        Scott C. Morrison has been Vice President and Treasurer since April 2002, and was Treasurer from September 2000 until April 2002. Prior to joining Ball, Mr. Morrison was Managing Director/Senior Banker of Corporate Banking at Bank One, Indianapolis, Indiana, from 1995 to August 2000.

        Harold L. Sohn has been Vice President, Corporate Relations since March 1993. Mr. Sohn was Director, Industry Affairs, Packaging Products from 1988 to 1993.

        Douglas K. Bradford has been Controller since April 2002. Mr. Bradford was Assistant Controller from May 1998 to April 2002; Senior Director, Tax Administration from January 1995 to May 1998; and Director, Tax Administration, from July 1989 to January 1995.

        Frank A. Bracken has been a director since 1995. Mr. Bracken is President and Director of the George and Frances Ball Foundation in Muncie, Indiana. Mr. Bracken was Of Counsel with the law firm of Bingham Summers Welsh & Spilman of Indianapolis, Indiana from 1994 to 2001. From 1989 to 1993, he was Deputy Secretary, U.S. Department of the Interior, and from 1987 to 1989, he was Chairman of the Board of Ball-InCon Glass Packaging Corp. Mr. Bracken is also a director of First Merchants Corporation. Mr. Bracken is a member of the audit, executive, human resources and nominating committees.

        Howard M. Dean has been a director since 1984. From 1989 to April 2002, Mr. Dean was Chairman of Dean Foods Company, a company engaged in the processing, distribution and sales of dairy, vegetables, pickle and specialty food products. From 1989 to 2001, he was Chairman and Chief Executive Officer of Dean Foods Company and from 1987 to 1989, he was President and Chief Executive Officer of Dean Foods Company. Mr. Dean is also a director of Dean Foods Company and Yellow Corporation. Mr. Dean is a member of the executive, human resources and nominating committees.

        John T. Hackett has been a director since 1994. Mr. Hackett is Chairman of the Board of Wabash National Corp. in Lafayette, Indiana. Mr. Hackett was Managing General Partner, CID Equity Partners, a provider of venture capital and mezzanine financing to high growth companies from 1991 to December 2001. From 1989 to 1991, he served as Vice President of Finance and Administration of

Indiana University. Prior to 1989, he served as Executive Vice President, Chief Financial Officer and Director of Cummins Engine Company. Mr. Hackett is also a director of Irwin Financial Corporation and Wabash National Corp. Mr. Hackett is a member of the executive, human resources and nominating committees.

        John F. Lehman has been a director since 1987. Since 1990, Mr. Lehman has been Chairman of J.F. Lehman & Company, a private equity investment firm that specializes in acquisitions in aerospace, marine and engineering industries. Mr. Lehman has also been Chairman of the Board of OAO Technology Solutions, Inc. since 2001. From 1993 to 1996, he served as Chairman of the Board of Sperry Marine Inc., which was acquired by J.F. Lehman & Company in 1993. He served as Managing Director, Investment Banking Division of PaineWebber Inc. from 1988 to 1990 and as Secretary of the Navy from 1981 to 1987. Mr. Lehman is also a director of OAO Technology Solutions Inc. Mr. Lehman is a member of the finance, human resources and nominating committees.

        Jan Nicholson has been a director since 1994. Ms. Nicholson has been President of The Grable Foundation in Pittsburgh, Pennsylvania since 1990. From 1998 to 2000, Ms. Nicholson was Managing Director, Strategic Risk Assessment of MBIA Insurance Corporation, a company engaged in guaranteeing asset-based securities and municipal bonds. From 1994 to 1998, she was Managing Director, Research and Development of Capital Markets Assurance Corporation, a company engaged in guaranteeing asset-based securities and municipal bonds, and from 1990 to 1994, she was Vice President and Manager, Northeast Department for Citicorp Real Estate. Ms. Nicholson is a member of the audit and finance committees.

        George A. Sissel has been a director since 1995. Mr. Sissel was Chairman of the Board from January 2001 until April 2002; Chairman and Chief Executive Officer from January 1998 to January 2001; and Chairman, President and Chief Executive Officer of Ball from April 1996 to January 1998. He has served in various other capacities at Ball, including as Acting President; Senior Vice President, Corporate Affairs; Corporate Secretary; General Counsel; and Vice President. Mr. Sissel is also a director of CIBER, Inc. and First Merchants Corporation. Mr. Sissel is a member of the executive and finance committees of the board.

        Theodore M. Solso has been a director since 2003. Mr. Solso has been the Chairman and Chief Executive Officer of Cummins Inc., a manufacturer of electrical power generation systems, engines and related technologies, since 2000. He has served in various other capacities at Cummins Inc. since 1971.

        William P. Stiritz has been a director since 1983. Since 2000, Mr. Stiritz has been Chairman of Energizer Holdings, Inc. and since 1994, he has been Chairman of Ralcorp Holdings, Inc. Mr. Stiritz was the Chairman, Chief Executive Officer and President of Agribrands International, Inc., an international supplier of compound animal feed from 1998 to 2001. From 1997 to 2001, he was Chairman of Ralston Purina Company. Ralston Purina is the leading producer of pet foods. From 1982 to 1997, he was Chairman, President and Chief Executive Officer of Ralston Purina Company. Mr. Stiritz is also a director of Energizer Holdings, Inc., Ralcorp Holdings, Inc., May Department Stores Co. and Vail Resorts Inc. Mr. Stiritz is a member of the audit, human resources and nominating committees.

        Stuart A. Taylor II has been a director since 1999. Since June 2001, Mr. Taylor has been Chief Executive Officer of The Taylor Group L.L.C. in Chicago, Illinois. From 1999 to 2001, he was Senior Managing Director of Bear, Stearns & Co. Inc., and from 1997 to 1999, he was Managing Director of CIBC World Markets in Chicago, Illinois. From 1995 to 1997, he was Managing Director of Bankers Trust Company, from 1993 to 1995, he was Vice President of Bankers Trust Company, and from 1991 to 1993 he was Vice President of Morgan Stanley & Co. Incorporated. Mr. Taylor is a member of the audit, finance, human resources and nominating committees.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

        At the close of business on December 31, 2002, there were outstanding 56,745,360 shares of common stock (including the associated preferred stock purchase rights under the Rights Agreement dated as of January 24, 1996, between us and EquiServe Trust Company, N.A.). Each share of common stock is entitled to one vote. Shareholders do not have cumulative voting rights with respect to the election of directors.

        The following table lists the beneficial ownership of our common stock as of December 31, 2002, of (i) the beneficial owners of more than 5% of our outstanding common stock; (ii) directors; (iii) the chief executive officer and the four other most highly compensated executive officers; and (iv) all directors and executive officers, as a group. Unless otherwise noted, the beneficial owner has sole voting and investment power.

Title of Class	Name of Beneficial Owner	Shares Beneficially Owned(1)		Percent of Class(2)
Common	Barclays Global Investors, NA	4,419,240	(3)	7.8
Common	Iridian Asset Management LLC	4,140,142	(4)	7.3
Common	Janus Capital Management LLC	3,724,390	(5)	6.6
Common	Vanguard Fiduciary Trust Company	3,123,651	(6)	5.5
Common	Frank A. Bracken	602,664	(7)	1.1
Common	Howard M. Dean	41,506	(8)	*
Common	Hanno C. Fiedler	25,000		*
Common	John T. Hackett	46,080	(9)	*
Common	R. David Hoover	577,982	(10)	1.0
Common	John F. Lehman	48,328	(11)	*
Common	Donald C. Lewis	78,222	(12)	*
Common	Leon A. Midgett	73,217	(13)	*
Common	Jan Nicholson	89,394	(9)	*
Common	Raymond J. Seabrook	189,032	(14)	*
Common	George A. Sissel	428,003	(15)	*
Common	William P. Stiritz	555,092	(16)	*
Common	Stuart A. Taylor II	22,740	(17)	*
Common	David A. Westerlund	196,304	(18)	*
Common	All of the directors and present executive officers as a group	3,146,152		5.5

(1)
Sole voting and dispositive power, unless otherwise noted.

(2)
* indicates less than 1% ownership.

(3)
Includes: (a) 3,809,721 shares held by Barclays Global Investors, NA, (b) 234,716 shares held by Barclays Global Fund Advisors, (c) 373,575 shares held by Barclays Global Investors, LTD, and (d) 1,228 shares held by Barclays Capital Securities Limited. This information is based on the Schedule 13G filed by Barclays Global Investors, NA, Barclays Global Fund Advisors, Barclays Global Investors, LTD, Barclays Trust and Banking Company (Japan) Limited, Barclays Life Assurance Company Limited, Barclays Bank PLC, Barclays Capital Securities Limited, Barclays Capital Investments, Barclays Private Bank & Trust (Isle of Man) Limited, Barclays Private Bank and Trust (Jersey) Limited and Barclays Private Bank and Trust Limited (Sussie) on February 12, 2003.

(4)
Shared voting and dispositive power. Includes: (a) 3,984,842 shares owned by Iridian Asset Management LLC ("Iridian"), (b) 20,700 shares owned by Iridian Partners Fund, L.P. ("Iridian Partners"), (c) 17,500 shares owned by Iridian Investors, L.P. ("Iridian Investors"), and (d) 117,100

  shares owned by Iridian Private Business Value Equity Fund, L.P. ("Iridian Private Business"). BIAM (US) Inc., is the controlling member of Iridian and an indirect, wholly-owned subsidiary of the Bank of Ireland. This information is based on an amendment to Schedule 13G filed by and on behalf of The Governor and Company of the Bank of Ireland, IBI Interfunding, BankIreland/First Financial, Inc., BIAM (US) Inc., Iridian, COLE Partners LLC, Iridian Partners, Iridian Investors, Iridian Private Business, David L. Cohen and Harold J. Levy on February 10, 2003.

(5)
Includes: (a) 3,285,290 shares with sole voting and dispositive power and (b) 439,100 shares with shared voting and dispositive power. This information is based on the Schedule 13G filed by Janus Capital Management LLC on February 14, 2003.

(6)
Shared voting and dispositive power. In its capacity as Trustee for the 401(k) plan of the Ball Corporation Salary Conversion and Employee Stock Ownership Plan, and as a result of the conversion of the Series B ESOP Convertible Preferred Stock to Common Stock, which Common Stock was distributed to employee participants' accounts in 2002, Vanguard believes it may have beneficial ownership in excess of 5% of the Corporation's Common Stock. This information is based on an amendment to Schedule 13G filed by Vanguard Fiduciary Trust Company on February 10, 2003.

(7)
Includes 12,440 shares owned by Mr. Bracken's wife, as to which he disclaims beneficial ownership, and 20,000 shares that he may acquire during the next 60 days upon the exercise of stock options.

(8)
Includes 500 shares owned by Mr. Dean's wife, as to which he disclaims beneficial ownership, and 20,000 shares that he may acquire during the next 60 days upon the exercise of stock options.

(9)
Includes 20,000 shares that Mr. Hackett and Ms. Nicholson may each acquire during the next 60 days upon the exercise of stock options.

(10)
Includes 134,358 shares held in trust for Mr. Hoover's wife, as to which he disclaims beneficial ownership, and 288,586 shares that he may acquire during the next 60 days upon the exercise of stock options.

(11)
Includes 14,000 shares that Mr. Lehman may acquire during the next 60 days upon the exercise of stock options.

(12)
Includes 24,000 shares that Mr. Lewis may acquire during the next 60 days upon the exercise of stock options.

(13)
Includes 5,000 shares that Mr. Midgett may acquire during the next 60 days upon the exercise of stock options.

(14)
Includes 800 shares owned by Mr. Seabrook's children, as to which he disclaims beneficial ownership, and 69,136 shares that he may acquire during the next 60 days upon the exercise of stock options.

(15)
Includes 19,600 shares owned by Mr. Sissel's wife, as to which he disclaims beneficial ownership, and 280,000 shares that he may acquire during the next 60 days upon the exercise of stock options.

(16)
Includes 100,000 shares owned by Mr. Stiritz's wife, as to which he disclaims beneficial ownership, and 20,000 shares that he may acquire during the next 60 days upon the exercise of stock options.

(17)
Includes 4,000 shares that Mr. Taylor may acquire during the next 60 days upon the exercise of stock options.

(18)
Includes 25,000 shares owned by Mr. Westerlund's wife, as to which he disclaims beneficial ownership, and 95,248 shares that he may acquire during the next 60 days upon the exercise of stock options.

DESCRIPTION OF OTHER INDEBTEDNESS

New Credit Facilities

        On December 19, 2002, Ball Corporation entered into a credit agreement for new credit facilities in the amount of up to the aggregate U.S. dollar equivalent of $1.35 billion in various tranches, referred to as the new credit facilities, with Deutsche Bank AG, New York Branch, as administrative agent, The Bank of Nova Scotia, as Canadian administrative agent, Deutsche Bank Securities Inc. and Banc of America Securities LLC, as joint lead arrangers, joint mandated arrangers and joint book managers, Bank of America, N.A., as syndication agent, Bank One, NA, Lehman Commercial Paper Inc. and BNP Paribas, as co-documentation agents, and various lending institutions, of which $1.053 billion was utilized upon consummation of the transactions. For purposes of this section "Description of Other Indebtedness," amounts converted to U.S. dollars from sterling and euros are converted at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 19, 2002.

        The following is a description of the general terms that are included in the new credit facilities. This information relating to the new credit facilities is qualified in its entirety by reference to the complete text of the documents entered into or to be entered into in connection therewith. A copy of the credit agreement was filed by Ball Corporation with the SEC as Exhibit 10.1 to Ball Corporation's Current Report on Form 8-K dated December 19, 2002, and filed on December 31, 2002 and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

        The new credit facilities are comprised of the following:

  •
  a euro and/or sterling denominated secured term loan facility in the amount of €120 million and £79 million (or a total of $248.9 million) which will mature in 2007, referred to as the Tranche A Euro/Sterling Term Loan Facility;

  •
  a euro denominated secured term loan facility in the U.S. dollar equivalent amount of €294 million (or $300.4 million) which will mature in 2009, referred to as the Tranche B Euro Term Loan Facility;

  •
  a U.S. dollar denominated secured term loan facility in the amount of $350 million which will mature in 2009, referred to as the Tranche B Dollar Term Loan Facility;

  •
  a multicurrency secured revolving credit facility in the U.S. dollar equivalent amount of $415 million which matures in 2007, referred to as the Revolving Credit Facility; and

  •
  a Canadian dollar secured revolving credit facility in the U.S. dollar equivalent amount of $35 million which matures in 2007, referred to as the Canadian Revolving Credit Facility.

Amortization Payments

        The term loans will be amortized quarterly from March 31, 2003 through the date of maturity for each facility according to the following schedule:

	Tranche A Euro/Sterling Term Loan Facility	Tranche B Euro Term Loan Facility	Tranche B Dollar Term Loan Facility
Year 1	20%	1%	1%
Year 2	20%	1%	1%
Year 3	20%	1%	1%
Year 4	20%	1%	1%
Year 5	20%	1%	1%
Year 6		1%	1%
Year 7		94%	94%

Interest

        For purposes of calculating interest, loans under the new credit agreement are designated as Eurocurrency Rate Loans or, in certain circumstances, Base Rate Loans or Canadian Prime Rate Loans.

        Eurocurrency Rate Loans that are U.S. dollar denominated bear interest at the interbank eurocurrency rate plus a borrowing margin, as described below. Eurocurrency Rate Loans that are non-U.S. dollar denominated bear interest at the LIBOR Rate for sterling and EURIBOR Rate for euros plus a borrowing margin as described below. Interest on Eurocurrency Rate Loans shall be payable at the end of the applicable interest period in the case of interest periods of one, two or three months and every three months in the case of interest periods of six months or longer.

        Base Rate Loans bear interest at (a) the greater of (i) the rate most recently announced by Deutsche Bank as its "prime rate" or (ii) the Federal Funds Rate plus 1/2 of 1% per annum; plus (b) a borrowing margin, as described below. Interest on Base Rate Loans shall be payable quarterly in arrears.

        Canadian Prime Rate Loans bear interest at the higher of (a) the annual rate of interest announced publicly by the Canadian administrative agent and in effect as its prime rate on such day for determining interest rates on Canadian dollar-denominated commercial loans made in Canada and (b) 0.75% per annum above the CDOR Rate in effect on such date.

        The credit agreement provides that the initial applicable borrowing margins for the new credit facilities shall be as follows:

	Eurocurrency Rate Loans	Base Rate Loans
Revolving Credit Facility	2.00%	1.00%
Canadian Revolving Credit Facility(1)	2.00%	1.00%
Tranche A Euro/Sterling Term Loan Facility	2.00%	N/A
Tranche B Euro Term Loan Facility	2.50%	N/A
Tranche B Dollar Term Loan Facility	2.25%	1.50%

(1)
The same rates apply to bankers' acceptances for the Canadian Revolving Credit Facility.

        The credit agreement provides that the borrowing margins for the Revolving Credit Facility, the Canadian Revolving Credit Facility and the Tranche A Term Loan Facility will be subject to the following pricing grid commencing six months after the initial funding:

Leverage Ratio	Eurocurrency Rate Loans(1)	Base Rate Loans
Greater than or equal to 3.0x	2.00%	1.00%
Less than 3.0x but greater than or equal to 2.5x	1.75%	0.75%
Less than 2.5x but greater than or equal to 2.0x	1.50%	0.50%
Less than 2.0x	1.25%	0.25%

(1)
The same rates apply to bankers' acceptances for the Canadian Revolving Credit Facility.

Security and Guarantees

        The new credit facilities and any interest rate or other hedging arrangements entered into with any of the lenders are obligations of Ball Corporation and guaranteed by Ball Corporation and all of its present and future material domestic subsidiaries. The new credit facilities are secured by a valid first priority perfected lien or pledge on 100% of the stock of each of Ball Corporation's present and future direct and indirect material domestic subsidiaries and 65% of the stock of a European holding company formed under Luxembourg law (which, in turn, owns the European borrower, a holding company formed under Luxembourg law) and any other present and future material first tier foreign subsidiaries, to the extent owned by Ball Corporation and its domestic subsidiaries, subject to certain exceptions. The obligations under the Canadian Revolving Credit Facility are also guaranteed by the Canadian borrower's parent and any future material Canadian subsidiaries and secured by a lien or pledge on 100% of stock of the Canadian borrower and any future material Canadian subsidiaries. The obligations of the European holding company and the European subsidiary borrowers also are guaranteed and cross guaranteed by the European borrower holding company and certain of the European holding company's direct and indirect material subsidiaries and are secured by a valid first priority perfected lien or pledge on 100% of the stock of certain of the direct and indirect material subsidiaries of the European holding company.

        The only material indebtedness of Ball Corporation's subsidiaries on the closing date of the new credit facilities was Industrial Development Revenue Bonds, or IRBs, in the aggregate principal amount of approximately $27 million, an accounts receivable securitization program with a maximum facility size of $175 million, an accounts receivable securitization facility of Schmalbach with a maximum euro equivalent facility size of €50 million and environmental loans of Schmalbach of approximately €16 million (which shall have a priority right to the assets secured thereby).

Covenants

        The loan documentation contains customary negative covenants and financial covenants. During the term of the new credit facilities, the negative covenants restrict Ball Corporation and its subsidiaries' ability to do certain things, including but not limited to:

  •
  incur additional indebtedness, including guarantees;

  •
  create, incur, assume or permit to exist liens on property and assets;

  •
  enter into sale and lease-back transactions;

  •
  make loans and investments;

  •
  engage in acquisitions and asset dispositions;

  •
  declare or pay dividends and make distributions or restrict the ability of our subsidiaries to pay dividends and make distributions; and

  •
  enter into transactions with affiliates.

        The following financial covenants will be included:

  •
  minimum interest coverage ratio;

  •
  maximum leverage ratio; and

  •
  minimum fixed charge coverage ratio.

Mandatory Prepayment

        Ball Corporation expects to be required to make a mandatory prepayment of the term loans in an amount equal to 50% of excess cash flow as defined in the loan documentation when the total leverage ratio is 3.0x or greater. In addition, Ball Corporation expects to be required to make a mandatory prepayment of the term loans with, among other things:

  •
  100% of the net cash proceeds of any asset sale, subject to certain exceptions; and

  •
  100% of the net cash proceeds of certain debt issuance.

        Except as specified above with respect to the proceeds of senior unsecured or senior subordinated notes, mandatory prepayments shall be made on a pro rata basis; provided that, at our option, the lenders under the Tranche B Euro Term Loan Facility and the Tranche B Dollar Term Loan Facility may be given the option to accept or reject a voluntary prepayment with any declined amounts being then applied first to the Tranche A Term Loan Facility and then to outstanding loans under the Revolving Credit Facility and the Canadian Revolving Credit Facility.

Events of Default

        The loan documentation for the new credit facilities contains customary events of default, including, but not limited to, cross defaults to Ball Corporation's other material debt and certain change of control events.

2006 Notes

General

        The following summary of the 2006 notes does not purport to be complete and is qualified in its entirety by reference to the indenture, dated August 10, 1998, as amended and restated on December 19, 2002, governing the 2006 notes, the 2006 indenture, and filed with the SEC by Ball Corporation on its Current Report on Form 8-K, dated December 19, 2002 and filed on December 31, 2002 and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

        The 2006 notes are unsecured senior obligations of Ball Corporation. They rank senior in right of payment to all of Ball Corporation's existing and future unsecured subordinated debt and equally in right of payment with all of Ball Corporation's existing and future unsecured senior debt, including the notes.

Principal, Maturity and Interest

        The aggregate principal amount of the 2006 notes is $300.0 million and the 2006 notes will mature on August 1, 2006. Interest on the 2006 notes accrues at a rate of 7 3/4% per annum and is payable semiannually in arrears on February 1 and August 1 of each year to holders of record on the immediately preceding January 15 and July 15.

Subsidiary Guarantees

        Ball Corporation's payment obligations under the 2006 notes are fully and unconditionally guaranteed on an unsecured senior basis by certain of Ball Corporation's domestic subsidiaries. The 2006 notes are not guaranteed by Ball Corporation's foreign subsidiaries.

Optional Redemption

        At our option, we may redeem the 2006 notes in whole, but not in part, at any time at a redemption price equal to the sum of (a) an amount equal to 100% of the principal amount thereof and (b) the Senior Make-Whole Premium, together with accrued and unpaid interest, if any, to the date fixed for redemption.

        "Senior Make-Whole Premium" means, with respect to any 2006 note at any redemption date, the excess, if any, of (i) the aggregate discounted present value of the principal and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if the note was not redeemed, discounting such principal and interest at a rate equal to the Treasury Yield plus 0.5% per annum, from the respective dates on which such principal and interest would have been payable if the notes were not redeemed, over (ii) the aggregate principal amount of the 2006 notes being redeemed.

        "Treasury Yield" means, in connection with the calculation of any Senior Make-Whole Premium on any 2006 note, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the date fixed for redemption (or, if such Statistical Release is no longer published, any publicly available source of similar data)) equal to the then remaining maturity of such 2006 note; provided that if no United States Treasury security is available with such a constant maturity and for which a closing yield is given, the Treasury Yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the closing yields of United States Treasury securities for which such yields are given, except that if the remaining maturity of such 2006 note is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Change of Control

        Upon a change of control, as defined in the 2006 indenture, the holders of the 2006 notes have the right to require us to repurchase the 2006 notes at a purchase price equal to 101% of their total principal amount on the date of purchase, plus accrued and unpaid interest to the date of repurchase.

Certain Covenants

        The 2006 indenture contains certain covenants for the benefit of the holders of the 2006 notes which restrict our ability to, among other things:borrow additional money; pay dividends or make certain other restricted payments or investments; sell certain assets; enter into transactions with affiliates; create liens; and merge or consolidate with any other person, or sell all or substantially all of our assets.

        The 2006 indenture also provides that if the ratings assigned to 2006 notes are Investment Grade Ratings and no default or event of default has occurred and is continuing, certain of these restrictions will be suspended.

        Such covenants are also subject to certain other limitations and exceptions.

        "Investment Grade Ratings" means ratings assigned to the 2006 notes by both Standard & Poor's Ratings Group and Moody's Investors Service, Inc. equal to or higher than BBB- and Baa3, or the equivalents thereof, respectively.

2008 Notes

General

        The following summary of the 2008 notes does not purport to be complete and is qualified in its entirety by reference to the indenture, dated August 10, 1998, as amended and restated on December 19, 2002, governing the 2008 notes, the 2008 indenture, and filed with the SEC by Ball Corporation on its Current Report on Form 8-K, dated December 19, 2002 and filed on December 31, 2002, and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

        The 2008 notes are unsecured senior subordinated obligations of Ball Corporation. They are subordinate in right of payment to all of Ball Corporation's existing and future senior debt, including the borrowings under the new credit facilities, the 2006 notes and the notes.

Principal, Maturity and Interest

        The aggregate principal amount of the 2008 notes is $250.0 million and the 2008 notes will mature on August 1, 2008. Interest on the 2008 notes accrues at a rate of 8 1/4% per annum and is payable semiannually in arrears on February 1 and August 1 of each year to holders of record on the immediately preceding January 15 and July 15.

Subsidiary Guarantees

        Our payment obligations under the 2008 notes are fully and unconditionally guaranteed on an unsecured senior subordinated basis by certain of Ball Corporation's domestic subsidiaries. The 2008 notes are not guaranteed by Ball Corporation's foreign subsidiaries.

Optional Redemption

        On or after August 1, 2003, we may redeem all or some of the 2008 notes, upon not less than 30 nor more than 60 days' notice, at the redemption prices expressed as percentages of principal amount set forth below plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the 12 month period beginning on August 1 of the years indicated below:

Year	Percentage
2003	104.125%
2004	102.750%
2005	101.375%
2006 and thereafter	100.000%

        Notwithstanding the foregoing, at any time before August 1, 2001, we may redeem up to 35% of the total initial amount of the 2008 notes at a redemption price of 108.25% of the principal amount of the 2008 notes, plus in such case, accrued and unpaid interest, if any, thereon, with the net proceeds of one or more equity offerings to the public, within 90 days of the closing of such equity offering.

Change of Control

        Upon a change of control, as defined in 2008 indenture, the holders of the 2008 notes have the right to require us to repurchase the 2008 notes at a purchase price equal to 101% of their total principal amount on the date of purchase, plus accrued and unpaid interest to the date of repurchase.

Certain Covenants

        The indenture contains certain covenants for the benefit of the holders of the 2008 notes which restrict our ability to, among other things: borrow additional money; pay dividends or make certain other restricted payments or investments; sell certain assets; enter into transactions with affiliates; create liens; and merge or consolidate with any other person, or sell all or substantially all of our assets.

        The indenture provides that if the ratings assigned to the 2008 notes are Investment Grade Ratings and no default or event of default has occurred and is continuing, certain of these restrictions will be suspended.

        Such covenants are subject to certain other limitations and exceptions.

        "Investment Grade Ratings" means ratings assigned to the 2008 notes by both Standard & Poor's Ratings Group and Moody's Investors Service, Inc. equal to or higher than BBB- and Baa3, or the equivalents thereof, respectively.

Accounts Receivable Securitization Program—Ball

        On December 7, 1999, a previously formed special purpose subsidiary of Ball Corporation, the securitization entity, entered into (1) a receivables purchase agreement with Ball Metal Food Container Corp., Ball Plastic Container Corp., Ball Metal Beverage Container Corp., collectively, the originators, and Ball Corporation, as the originators' agent, and (2) a receivables sale agreement with ABN AMRO Bank N.V., or ABN AMRO, as agent, liquidity provider and enhancer, Amsterdam Funding Corporation, or Amsterdam, as a purchaser, and Ball Corporation, as the initial collection agent. The receivables purchase agreement and the receivables sale agreement established the "receivables facility". Under the receivables purchase agreement, the securitization entity purchases receivables generated by the originators on a revolving basis. Under the receivables sale agreement, the securitization entity, upon satisfaction of certain conditions, is permitted to sell an undivided fractional ownership interest in certain of the receivables up to $175 million. Amsterdam may purchase accounts receivable with proceeds from the issuance of commercial paper, and if Amsterdam does not purchase them, ABN AMRO will purchase the accounts receivable. The receivables facility is secured by, among other things, the receivables that have been sold or contributed by the originators to the securitization entity in which the securitization entity has subsequently sold an undivided fractional ownership interest to the purchasers under the receivables sale agreement. The receivables facility is intended to be treated as a sale of receivables for financial reporting purposes.

        Proceeds from the receivables facility are utilized by the securitization entity to simultaneously purchase accounts receivable from the originators and each originator is permitted to utilize these proceeds for their general corporate purposes.

Term

        The receivables facility will terminate and collections will be applied to wind down the receivables facility on earliest to occur of (1) May 28, 2003, (2) certain bankruptcy events, (3) any date following a termination event and (4) a day designated by the securitization entity following five business days' notice thereof to ABN AMRO. Such date is referred to as the facility termination date. The receivables facility may be renewed, subject to the discretion of ABN AMRO.

Security

        The receivables facility is secured by a first priority security interest in the accounts receivable and certain other related assets owned by the securitization entity and these assets will not be available for use by us or to satisfy any obligation owed to you under the notes.

Guaranty

        At the closing of the receivables facility, Ball Corporation provided a guaranty of all of the performance obligations and certain of the payment obligations, such as indemnities, fees, expenses or similar obligations, of the securitization entity under the receivables facility.

Maturity and Amortization

        To the extent the securitization entity's purchases of accounts receivable from the originators are financed under the receivables facility, these advances shall be repaid out of collections on such accounts receivable unless such collections are reinvested in additional accounts receivable as permitted under the receivables purchase agreement. Any amounts outstanding under the facility on the facility termination date shall be re-paid out of collections or otherwise.

Interest

        Borrowings by the securitization entity under the receivables facility bear interest at a rate based on commercial paper notes or at the prime rate. Upon the occurrence of a termination event under the receivables sale agreement, borrowings by the securitization entity under the receivables facility will bear interest at the applicable rate plus 2%. The securitization entity has agreed to pay program fees, structuring fees and certain other fees and expenses and to provide certain indemnities, all of which we and the securitization entity believe to be customary for financings of this type.

Representations, Warranties and Covenants

        The receivables sale agreement contains representations, warranties and affirmative and negative covenants customary for these financings including, without limitation, representations concerning the quality of the underlying receivables that serve as collateral for the facility, as well as separateness covenants regarding the bankruptcy remoteness of the securitization entity from Ball Corporation and its subsidiaries.

Deemed Collections

        The securitization entity is entitled to an adjustment to the sold interest for any account receivable which it purchases from the originators under the receivables purchase agreement if the outstanding balance of the receivable is reduced or cancelled as a result of certain events or if there is a breach of a representation or warranty relating to eligibility criteria concerning these accounts receivable as of the date of sale of these accounts receivable to the securitization entity.

Servicing

        Ball Corporation is engaged to perform certain administrative and reporting functions on behalf of the securitization entity under the receivables sale agreement. Ball Corporation is compensated with a market rate fee for performing these services.

Termination Events

        Each of the receivables purchase agreement and the receivables sale agreement contains termination events customary for this type of financing, including, but not limited to: any representation, warranty or statement proves to be incorrect in any material respect when made; the failure to make any payment or transfer of funds when due; the failure to observe or perform covenants; the occurrence of certain bankruptcy events; the failure to meet certain ratios or percentages concerning the financial quality of the receivables sold under the receivables facility; the occurrence of an event which disputes the enforceability of the documents evidencing the receivables facility; the failure to pay indebtedness as it becomes due or acceleration of indebtedness; the reduction in Ball Corporation's long-term unsecured, unsubordinated indebtedness rating to less than BB or B1 or less than both BB and Ba3; the occurrence of a change of control; the occurrence of a collection agent replacement event; the occurrence of certain litigation events; the occurrence of an impairment of the collectibility of the receivables; certain prior consents are not obtained when necessary; Ball Corporation's default or failure to observe or perform covenants or agreements contained in the Credit Agreement, dated as of December 19, 2002, among Ball Corporation, certain subsidiaries of Ball Corporation, Deutsche Bank AG, New York Branch, The Bank of Nova Scotia, Deutsche Bank Securities Inc., Banc of America Securities LLC, Bank of America, N.A., Bank One, NA, Lehman Commercial Paper Inc., BNP Paribas and various lending institutions party thereto, as the replacement agreement for the Long-Term Credit Agreement, dated as of August 10, 1998; defaults or failures to perform in connection with the lockbox banks and lockbox agreements; and a disruption of the valid, first-priority, perfected ownership interest in the receivables. Certain of the termination events allow for grace periods and materiality qualifications.

Accounts Receivable Securitization Facility—Schmalbach

        On June 27, 2002, Schmalbach–Lubeca AG (now Schmalbach–Lubeca GmbH) and two of its subsidiaries, Continental Can Company Limited, or CCCL, and Continental Can France S.A.S., or CCF, collectively, the sellers, entered into a receivables financing facility pursuant to the terms of (1) the German receivables purchase agreement among Schmalbach–Lubeca AG, International Preferred Securitization (Interprise) B.V., or purchaser, and Bank One, NA, or agent, (2) the UK receivables purchase agreement among Schmalbach–Lubeca AG, CCCL, purchaser and agent, (3) the French receivables subrogation agreement among Schmalbach–Lubeca AG, CCF, CCCL and agent and (4) the French onward subrogation agreement among Schmalbach–Lubeca AG, CCCL, purchaser and agent, each of which sets forth the terms of and mechanics for the receivables financing facility. Pursuant to the terms of the four above-mentioned documents, hereinafter referred to as the origination agreements, each seller, upon satisfaction of certain conditions, is permitted to make a request that purchaser buy certain of its accounts receivable in an aggregate amount paid therefor of up to €50 million, or such other number agreed to by the parties. Purchaser may, but is under no obligation to, purchase the accounts receivable generated by the sellers on a revolving basis. Similarly, any seller may, but is under no obligation to, make an offer to sell the accounts receivable on a revolving basis. If an offer is made and accepted, the accounts receivable are purchased by purchaser with proceeds from the issuance of commercial paper issued by an affiliate of purchaser. The origination agreements purport to transfer title in the accounts receivable, any replacement of the accounts receivable and all items of security related to the accounts receivable.

Term

        The receivables financing facility will terminate and collections will be applied to wind down the facility on the earliest to occur of any of the following:

  •
  a certain date designated as such by any seller as the facility termination date following 30 local business days' notice to agent of such seller's intent to terminate the facility;

  •
  the date on which a liquidation, reorganization, receivership, wind-up or similar event occurs with respect to any seller;

  •
  a certain date designated as such by agent following the occurrence of a termination event (described below); or

  •
  the earlier of the date falling five years after the closing date of the facility and the date on which the liquidity facility thereunder is not renewed.

Interest, Fees and Indemnity

        Amounts received by the sellers under the receivables facility bear interest at a rate based on the market cost of commercial paper notes, at the EURIBOR rate plus a margin or at agent's base rate. Upon the occurrence of a termination event under the origination agreements, amounts received by the sellers under the receivables facility will bear interest at the agent's base rate plus 2%. The sellers have agreed to pay program fees, structuring fees and certain other fees and expenses to purchaser and to provide certain indemnities to purchaser and agent in connection with their participation in the facility.

Security

        Prior to a termination event, the accounts receivable are sold outright to the relevant purchaser. Following the declaration of a termination event, further purchases cease and receivables are directed to be paid into collection accounts for the benefit of the purchasers.

Guaranty

        Schmalbach–Lubeca AG guarantees all of the payment and performance obligations of CCCL and CCF under the receivables financing facility.

Maturity and Amortization

        The amounts collected with respect to the accounts receivable are initially deposited into a collection account and are paid to the purchaser on a monthly basis. If, however, the purchaser agrees to purchase additional accounts receivable, the collections can be reinvested by Schmalbach–Lubeca AG as payment for the additional accounts. Any amounts outstanding under the facility on the facility termination date shall be repaid out of collections or otherwise.

Representations, Warranties and Covenants

        The origination agreements contain representations, warranties and affirmative and negative covenants, including, without limitation, representations relating to title and other aspects concerning the quality of the underlying receivables sold pursuant to the facility. The sellers are required to take certain actions and refrain from certain actions in connection with the facility, both with respect to their corporate operations and with respect to the receivables.

Deemed Collections

        Purchaser is entitled to an adjustment to purchased interest for any account receivable which is reduced or cancelled as a result of certain events or if there is a breach of a representation or warranty relating to eligibility criteria concerning the accounts receivable. Such adjustment is reflected as a credit to purchaser's account.

Servicing

        Schmalbach–Lubeca AG holds the role of servicer under the receivables financing facility. As servicer, Schmalbach–Lubeca AG is obligated to take certain actions with respect to the receivables on behalf of purchaser. No fee is paid to Schmalbach–Lubeca AG for performing these services.

Termination Events

        Each of the origination agreements contains termination events, including, but not limited to: the failure to make payments as required under the origination agreements; the failure to perform or observe terms, covenants or agreements in the origination agreements or the documents executed in connection therewith; the failure of any representation, warranty, certification or statement to be true when made; the failure of any seller to pay indebtedness when due or any default under any seller's indebtedness documents; a seller ceases to carry on its business; a seller becomes insolvent or certain reorganization, winding-up, or related judicial proceedings occur; certain triggers relating to the collectibility of the receivables occur; a change of control event occurs; the origination agreements shall terminate or cease to be effective; certain servicer defaults occur; and certain financial tests fail to be met. In addition, certain of the termination events allow for grace periods and materiality concepts.

PRC Debt

        Ball Corporation's subsidiary and consolidated affiliates in the PRC have short-term uncommitted non-recourse credit facilities of approximately $82 million, of which $52.1 million was outstanding at September 29, 2002.

Industrial Development Revenue Bonds

        Ball Corporation has issued an aggregate principal amount of industrial development revenue bonds, or IRBs, in the amount of $27.1 million and the different series of bonds will mature at various dates, the first maturity date being April 1, 2005 and the last on November 1, 2011. The interest on the IRBs accrues at a floating rate which was 1.45% in 2001 and 5% in 2000 and is payable on the first day of each month.

Environmental and Other Loans—Schmalbach

        Westdeutsche Landesbank (Ireland) plc or Westdeutsche Landesbank Girocentrale has granted Schmalbach four loans in the aggregate outstanding amount of approximately €16 million, as of September 30, 2002. Interest on the first loan, of which approximately €5.9 million was outstanding as of September 30, 2002, accrues at 3.0% and the final payment is due June 30, 2009. The purpose of the loan is to co-finance the reconstruction of the afterburning unit in the Hassloch plant. Under the terms of the loan, Schmalbach cannot incur priority obligations, encumber current or future assets or sell assets without consent of Westdeutsche Landesbank (Ireland) plc.

        Interest on two of the other loans, of which the aggregate amount outstanding as of September 30, 2002 was approximately €4.0 million, accrues at 5.53% and final payment is due June 30, 2010. Interest on the remaining loan, of which approximately €6.1 million was outstanding as of September 30, 2002, accrues at 6.52% and final payment is due June 30, 2010. These loans are for construction costs and equipment and machinery for environmental protection facilities. Under the terms of these loans, Schmalbach must provide a guaranty and comply with certain financial covenants.

        As of September 30, 2002, Schmalbach had €3.2 million outstanding under a lease which, while classified as an operating lease under IAS, is classified as a capital lease under US GAAP.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        Simultaneously with the sale of the old notes, we entered into a registration rights agreement with the initial purchasers of the old notes—Lehman Brothers, Inc., Deutsche Bank Securities Inc., Banc of America Securities LLC, Banc One Capital Markets, Inc., BNP Paribas Securities Corp., Dresdner Kleinwort Wasserstein-Grantchester, Inc., McDonald Investments Inc., SunTrust Capital Markets, Inc. and Wells Fargo Brokerage Services, LLC. Under the registration rights agreement, we agreed, among other things, to:

  •
  use all commercially reasonable efforts to cause to be filed a registration statement relating to a registered exchange offer for the old notes with the SEC on or prior to the 90th day after the date of the issuance of the old notes;

  •
  use all commercially reasonable efforts to cause the SEC to declare the registration statement effective under the Securities Act no later than the 180th day after the date of the issuance of the old notes; and

  •
  use all commercially reasonable efforts to commence and consummate the exchange offer no later than the 30th business day after the registration statement was declared effective by the SEC.

        We are conducting the exchange offer to satisfy our obligations under the registration rights agreement. The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes will be registered under the Securities Act; will not bear restrictive legends restricting their transfer under the Securities Act; will not be entitled to the registration rights that apply to the old notes; and will not contain provisions relating to liquidated damages in connection with the old notes under circumstances related to the timing of the exchange offer.

        The exchange offer is not extended to old note holders in any jurisdiction where the exchange offer does not comply with the securities or blue sky laws of that jurisdiction.

        In the event that applicable law or SEC policy do not permit us to conduct the exchange offer, or if certain holders of the old notes notify us within 20 days following consummation of the exchange offer that they are prohibited by applicable law or SEC policy from participating in the exchange offer, are not eligible to participate in the exchange offer, or would not receive freely tradeable new notes in exchange for tendered old notes in the exchange offer, we will use all commercially reasonable efforts to file and cause to become effective a shelf registration statement with respect to the resale of the old notes. We also agreed to use our commercially reasonable efforts to keep the shelf registration statement effective for at least two years after its date of effectiveness.

        If we fail to meet certain specified deadlines under the registration rights agreement, we will be obligated to pay liquidated damages to the holders of the old notes.

        A copy of the registration rights agreement has been filed with the SEC as Exhibit 4.1 to Ball Corporation's Current Report on Form 8-K dated December 19, 2002, and filed on December 31, 2002 and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

        We are offering to exchange up to $300 million total principal amount of new notes for a like total principal amount of old notes. The old notes must be tendered properly in accordance with the conditions set forth in this prospectus and the accompanying letter of transmittal on or prior to the expiration date and not withdrawn as permitted below. In exchange for old notes properly tendered and accepted, we will issue a like total principal amount of up to $300 million in new notes. The exchange offer is not conditioned upon holders tendering a minimum principal amount of old notes. As of the date of this prospectus, $300 million aggregate principal amount of old notes are outstanding.

        Old notes tendered in the exchange offer must be in denominations of the principal amount of $1,000 and any integral multiple of $1,000 in excess thereof.

        Holders of the old notes do not have any appraisal or dissenters' rights in connection with the exchange offer. If you do not tender your old notes or if you tender old notes that we do not accept, your old notes will remain outstanding. Any old notes will be entitled to the benefits of the indenture but will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Existing transfer restrictions would continue to apply to such old notes. See "Risk Factors—Consequences of a Failure to Exchange Old Notes" for more information regarding old notes outstanding after the exchange offer.

        After the expiration date, we will return to the holder any tendered old notes that we did not accept for exchange.

        None of us, our board of directors or our management recommends that you tender or not tender old notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender in the exchange offer and, if you decide to tender, the aggregate amount of old notes to tender.

        The expiration date is 5:00 p.m., New York City time, on April 1, 2003, or such later date and time to which we extend the exchange offer.

        We have the right, in accordance with applicable law, at any time:

  •
  to delay the acceptance of the old notes;

  •
  to terminate the exchange offer and not accept any old notes for exchange if we determine that any of the conditions to the exchange offer have not occurred or have not been satisfied;

  •
  to extend the expiration date of the exchange offer and retain all old notes tendered in the exchange offer other than those notes properly withdrawn; and

  •
  to waive any condition or amend the terms of the exchange offer in any manner.

        If we materially amend the exchange offer, we will as promptly as practicable distribute a prospectus supplement to the holders of the old notes disclosing the change and extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

        If we exercise any of the rights listed above, we will as promptly as practicable give oral or written notice of the action to the exchange agent and will make a public announcement of such action. In the case of an extension, an announcement will be made no later than 9:00 a.m., New York City time on the next business day after the previously scheduled expiration date.

        During an extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without cost to the holder that tendered them as promptly as practicable after the expiration or termination of the exchange offer.

Acceptance of Old Notes for Exchange and Issuance of New Notes

        As soon as practicable after the expiration date, we will accept all old notes validly tendered and not withdrawn, and we will issue new notes registered under the Securities Act to the exchange agent.

The exchange agent might not deliver the new notes to all tendering holders at the same time. The timing of delivery depends upon when the exchange agent receives and processes the required documents.

        We will be deemed to have exchanged old notes validly tendered and not withdrawn when we give oral or written notice to the exchange agent of our acceptance of the tendered old notes, with written confirmation of any oral notice to be given promptly thereafter. The exchange agent is our agent for receiving tenders of old notes, letters of transmittal and related documents.

        In tendering old notes, you must warrant in the letter of transmittal or in an agent's message (described below) that (1) you have full power and authority to tender, exchange, sell, assign and transfer old notes, (2) we will acquire good, marketable and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and other encumbrances, and (3) the old notes tendered for exchange are not subject to any adverse claims or proxies. You also must warrant and agree that you will, upon request, execute and deliver any additional documents requested by us or the exchange agent to complete the exchange, sale, assignment and transfer of the old notes.

Procedures for Tendering Old Notes

Valid Tender

        When the holder of old notes tenders, and we accept, old notes for exchange, a binding agreement between us, on the one hand, and the tendering holder, on the other hand, is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of old notes who wishes to tender old notes for exchange must, on or prior to the expiration date:

  •
  transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal (including old notes), to the exchange agent, The Bank of New York, at the address set forth below under the heading "—Exchange Agent";

  •
  if old notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must deliver a completed and duly executed letter of transmittal or arrange with DTC to cause an agent's message to be transmitted with the required information (including a book-entry confirmation), to the exchange agent at the address set forth below under the heading "—Exchange Agent"; or

  •
  comply with the provisions set forth below under "—Guaranteed Delivery."

        In addition, on or prior to the expiration date:

  •
  the exchange agent must receive the certificates for the old notes and the letter of transmittal;

  •
  the exchange agent must receive a timely confirmation of the book-entry transfer of the old notes being tendered into the exchange agent's account at DTC, along with the letter of transmittal or an agent's message; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        The letter of transmittal or agent's message may be delivered by mail, facsimile, hand delivery or overnight carrier, to the exchange agent.

        The term "agent's message" means a message transmitted to the exchange agent by DTC which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder. The agent's message forms a part of a book-entry transfer.

        If you beneficially own old notes and those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your old notes in the exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the old notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

        If you tender fewer than all of your old notes, you should fill in the amount of notes tendered in the appropriate box on the letter of transmittal. If you do not indicate the amount tendered in the appropriate box, we will assume you are tendering all old notes that you hold.

        The method of delivery of the certificates for the old notes, the letter of transmittal and all other required documents is at the election and sole risk of the holders. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured, or overnight delivery service. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or old notes should be sent directly to us. Delivery is complete when the exchange agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the exchange agent.

Signature Guarantees

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

  •
  by a registered holder of old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        An "eligible institution" is a firm or other entity which is identified as an "Eligible Guarantor Institution" in Rule 17Ad-15 under the Exchange Act, including:

  •
  a bank;

  •
  a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

  •
  a credit union;

  •
  a national securities exchange, registered securities association or clearing agency; or

  •
  a savings association.

        If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution.

        If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder's signature guaranteed by an eligible institution.

Book-Entry Transfers

        For tenders by book-entry transfer of old notes cleared through DTC, the exchange agent will make a request to establish an account at DTC for purposes of the exchange offer. Any financial institution that is a DTC participant may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use the Automated Tender Offer Program, or ATOP, procedures to tender old notes. Accordingly, any participant in DTC may make book-entry delivery of old notes by causing DTC to transfer those old notes into the exchange agent's account in accordance with its ATOP procedures for transfer.

        Notwithstanding the ability of holders of old notes to effect delivery of old notes through book-entry transfer at DTC, either:

  •
  the letter of transmittal or a facsimile thereof, or an agent's message in lieu of the letter of transmittal, with any required signature guarantees and any other required documents must be transmitted to and received by the exchange agent prior to the expiration date at the address given below under "—Exchange Agent"; or

  •
  the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery

        If a holder wants to tender old notes in the exchange offer and (1) the certificates for the old notes are not immediately available or all required documents are unlikely to reach the exchange agent on or prior to the expiration date, or (2) a book-entry transfer cannot be completed on a timely basis, the old notes may be tendered if the holder complies with the following guaranteed delivery procedures:

  •
  the tender is made by or through an eligible institution;

  •
  the eligible institution delivers a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided, to the exchange agent on or prior to the expiration date:

  •
  setting forth the name and address of the holder of the old notes being tendered and the amount of the old notes being tendered;

  •
  stating that the tender is being made; and

  •
  guaranteeing that, within three (3) New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal, or an agent's message, with any required signature guarantees and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

  •
  the exchange agent receives the certificates for the old notes, or a confirmation of book-entry transfer, and a properly completed and duly executed letter of transmittal, or an agent's message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal within three (3) New York Stock Exchange trading days after the notice of guaranteed delivery is executed for all such tendered old notes.

        You may deliver the notice of guaranteed delivery by hand, facsimile, mail or overnight delivery to the exchange agent and you must include a guarantee by an eligible institution in the form described above in such notice.

        Our acceptance of properly tendered old notes is a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer.

Determination of Validity

        We, in our sole discretion, will resolve all questions regarding the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered old notes. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal, will be final and binding on all parties. A tender of old notes is invalid until all defects and irregularities have been cured or waived. Holders must cure any defects and irregularities in connection with tenders of old notes for exchange within such reasonable period of time as we will determine, unless we waive the defects or irregularities. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any defects or irregularities in tenders nor will they be liable for failing to give any such notice.

        We reserve the absolute right, in our sole and absolute discretion:

  •
  to reject any tenders determined to be in improper form or unlawful;

  •
  to waive any of the conditions of the exchange offer; and

  •
  to waive any condition or irregularity in the tender of old notes by any holder, whether or not we waive similar conditions or irregularities in the case of other holders.

        If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate such capacity when signing. In addition, unless waived by us, the person must submit proper evidence satisfactory to us, in our sole discretion, of his or her authority to so act.

Resales of New Notes

        Based on interpretive letters issued by the SEC staff to third parties in transactions similar to the exchange offer, we believe that a holder of new notes, other than a broker-dealer, may offer new notes for resale, resell and otherwise transfer the new notes without delivering a prospectus to prospective purchasers, if the holder acquired the new notes in the ordinary course of business, has no intention of engaging in a "distribution" (as defined under the Securities Act) of the new notes and is not an "affiliate" of Ball (as defined under the Securities Act). We will not seek our own interpretive letter. As a result, we cannot assure you that the staff will take the same position on this exchange offer as it did in interpretive letters to other parties in similar transactions.

        By tendering old notes, the holder, other than participating broker-dealers, as defined below, of those old notes will represent to us that, among other things:

  •
  the new notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving the new notes, whether or not that person is the holder;

  •
  neither the holder nor any other person receiving the new notes is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a "distribution" (as defined under the Securities Act) of the new notes; and

  •
  neither the holder nor any other person receiving the new notes is an "affiliate" (as defined under the Securities Act) of Ball.

        If any holder or any such other person is an "affiliate" of Ball or is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a "distribution" of the new notes, such holder or other person:

  •
  may not rely on the applicable interpretations of the staff of the SEC referred to above; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        Each broker-dealer that receives new notes for its own account in exchange for old notes must represent that the old notes to be exchanged for the new notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the new notes. Any such broker-dealer is referred to as a participating broker-dealer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an "underwriter" (as defined under the Securities Act). If a broker-dealer acquired old notes as a result of market-making or other trading activities, it may use this prospectus, as amended or supplemented, in connection with offers to resell, resales or retransfers of new notes received in exchange for the old notes pursuant to the exchange offer. We have agreed that, during the period ending 180 days after the consummation of the exchange offer, subject to extension in limited circumstances, we will use all commercially reasonable efforts to keep the exchange offer registration statement effective and make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution and Selling Restrictions" for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Withdrawal Rights

        You can withdraw tenders of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal to be effective, you must deliver a written notice of withdrawal to the exchange agent. The notice of withdrawal must:

  •
  specify the name of the person tendering the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn, including the total principal amount of old notes to be withdrawn; and

  •
  where certificates for old notes are transmitted, the name of the registered holder of the old notes if different from the person withdrawing the old notes.

        If you delivered or otherwise identified old notes to the exchange agent, you must submit the serial numbers of the old notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of old notes tendered for the account of an eligible institution. If you tendered old notes as a book-entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and you must deliver the notice of withdrawal to the exchange agent. You may not rescind withdrawals of tender; however, old notes properly withdrawn may again be tendered at any time on or prior to the expiration date.

        We will determine all questions regarding the form of withdrawal, validity, eligibility, including time of receipt, and acceptance of withdrawal notices. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal) will be final and binding on all parties. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will they be liable for failing to give any such notice.

        Withdrawn old notes will be returned to the holder after withdrawal. In the case of old notes tendered by book-entry transfer through DTC, the old notes withdrawn or not exchanged will be credited to an account maintained with DTC. The old notes will be returned or credited to the account maintained with DTC as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to the holder.

        Properly withdrawn old notes may again be tendered by following one of the procedures described under "—Procedures for Tendering Old Notes" above at any time prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for, any old notes, and we may terminate or amend the exchange offer, if at any time prior to 5:00 p.m., New York City time, on the expiration date, we determine that the exchange offer violates applicable law or SEC policy.

        The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition, or we may waive the conditions, completely or partially, whenever or as many times as we choose, in our reasonable discretion. The foregoing rights are not deemed waived because we fail to exercise them, but continue in effect, and we may still assert them whenever or as many times as we choose. If we determine that a waiver of conditions materially changes the exchange offer, the prospectus will be amended or supplemented, and the exchange offer extended, if appropriate, as described under "—Terms of the Exchange Offer."

        In addition, at a time when any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, as amended, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes.

        If we terminate or suspend the exchange offer based on a determination that the exchange offer violates applicable law or SEC policy, the registration rights agreement requires that we, as soon as practicable after such determination, use all commercially reasonable efforts to cause a shelf registration statement covering the resale of the old notes to be filed and declared effective by the SEC. See "—Registration Rights and Additional Interest on the Old Notes."

Exchange Agent

        We appointed The Bank of New York as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the address and phone number as follows:

By Registered or Certified Mail or Overnight Delivery: The Bank of New York 101 Barclay Street, 7 East New York, New York 10286 Attention: Kin Lau, Reorganization Area	Facsimile Transmissions: (212) 298-1915 (Eligible Institutions Only) Confirm by Telephone: (212) 815-3750 Kin Lau	By Hand Delivery: The Bank of New York 101 Barclay Street Corporate Trust Services Window Ground Level Attention: Reorganization Area

        If you deliver letters of transmittal and any other required documents to an address or facsimile number other than those listed above, your tender is invalid.

Fees and Expenses

        The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the new notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of old notes and for handling or tendering for such clients.

        We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of old notes pursuant to the exchange offer.

Transfer Taxes

        Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then the holder must pay any such transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

        The new notes will be recorded at the same carrying value as the old notes. Accordingly, we will not recognize any gain or loss for accounting purposes. We intend to amortize the expenses of the exchange offer and issuance of the old notes over the term of the new notes.

Registration Rights and Additional Interest on the Old Notes

        If:

  •
  we are not permitted to consummate the exchange offer as contemplated by this prospectus because the exchange offer is not permitted by applicable law or SEC policy; or

  •
  any holder of transfer restricted securities (as defined below) notifies us prior to the 20th day following consummation of the exchange offer that:

  •
  such holder is prohibited by law or SEC policy from participating in the exchange offer;

  •
  such holder may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or

  •
  it is a broker-dealer and owns old notes acquired directly from us or one of our affiliates,

then, we and the subsidiary guarantors will use all commercially reasonable efforts to file and cause to be effective with the SEC a shelf registration statement to cover resales of the old notes by the holders of the old notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

        If a shelf registration filing is required,

  •
  we will use all commercially reasonable efforts to file such shelf registration statement with the SEC, on or prior to 60 days after the date we determine that we are not permitted to consummate an exchange offer or on or prior to 60 days after the date we receive notice from such holder of transfer restricted securities;

  •
  we will use commercially reasonable efforts to cause such shelf registration statement to become effective on or prior to 90 days after the date we become obligated to file the shelf registration statement;

  •
  we will use commercially reasonable efforts to keep the shelf registration statement continuously effective for at least two years following the date the shelf registration statement first becomes effective; and

  •
  the securities laws require that disclosure regarding selling holders for whom the notes are to be registered be provided in the shelf registration statement.

        For purposes of the preceding, "transfer restricted securities" means each old note until:

  •
  the date on which such old note has been exchanged by a person other than a broker-dealer for a new note in the exchange offer and entitled to be resold to the public by the holder without complying with the prospectus delivery requirements;

  •
  following the exchange by a broker-dealer in the exchange offer of an old note for a new note, the date on which such new note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the exchange offer registration statement;

  •
  the date on which such old note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement;

  •
  the date on which such old note is distributed to the public pursuant to Rule 144 under the Securities Act; or

  •
  the old note ceases to be outstanding.

        If:

  (1)
  we and the subsidiary guarantors fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

  (2)
  any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness, the effectiveness target date;

  (3)
  we and the subsidiary guarantors fail to consummate the exchange offer within 30 business days of the effectiveness target date with respect to the exchange offer registration statement; or

  (4)
  the shelf registration statement or the exchange offer registration statement is filed and declared effective but thereafter ceases to be effective or usable in connection with resales of transfer restricted securities during the periods specified in the registration rights agreement (each such event in clauses (1) through (4) above is referred to as a "registration default"), then we and the subsidiary guarantors will pay liquidated damages to each holder of the old notes, with respect to the first 90-day period immediately following the occurrence of the first registration default in an amount equal to $.05 per week per $1,000 principal amount of old notes held by such holder.

        The amount of liquidated damages will increase by an additional $.05 per week per $1,000 principal amount of old notes with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of liquidated damages for all registration defaults of $.50 per week per $1,000 principal amount of old notes. Following the cure of all registration defaults, the accrual of liquidated damages will cease.

        Holders of old notes will be required (1) to make certain representations to us (as described in the registration rights agreement) in order to participate in the exchange offer, (2) to deliver certain information to be used in connection with the shelf registration statement, and (3) to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their old notes included in the shelf registration statement and benefit from the provisions regarding liquidated damages set forth above. By acquiring transfer restricted securities, a holder will be deemed to have agreed to indemnify us and the subsidiary guarantors against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from us.

        Each participating broker-dealer selling transfer restricted securities pursuant to this prospectus agrees that, upon receipt of notice from us (1) of the existence of any fact or the happening of any event that makes any statement of a material fact made in the exchange offer registration statement, the prospectus, any amendment or supplement thereto or any document incorporated by reference therein untrue or that requires the making of any additions to or changes in the exchange offer registration statement in order to make the statements therein not misleading or that requires the making of any additions to or changes in the prospectus in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (2) of the occurrence of certain other events specified in the registration rights agreement, the participating broker-dealer will suspend the sale of transfer restricted securities until such participating broker-dealer's receipt of the copies of the supplemented or amended prospectus, or until it is advised in writing by us that the use of the prospectus may be resumed. If we give notice suspending the sale of new notes, we will extend the 180-day period by the number of days between the date we give notice of suspension and the date participating broker-dealers receive copies of the supplemented or amended prospectus or the date we give notice resuming the sale of new notes.

DESCRIPTION OF NEW NOTES

        You can find the definitions of certain terms used in this description under the subheading "—Certain Definitions." In this description, the word "Ball" refers only to Ball Corporation and not to any of its subsidiaries, and "the notes" refers to the new notes.

        The old notes were and the new notes will be, issued under an indenture dated December 19, 2002, among Ball, the Guarantors and The Bank of New York, as trustee. A copy of the indenture has been filed with the SEC as Exhibit 4.2 to Ball Corporation's Current Report on Form 8-K dated December 19, 2002, and filed on December 31, 2002 and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The terms of the new notes are the same as the terms of the old notes, except that (1) we registered the new notes under the Securities Act of 1933, as amended, (2) the new notes will not bear restrictive legends restricting their transfer under the Securities Act, (3) holders of the new notes are not entitled to certain rights under the registration rights agreement, and (4) the new notes will not contain provisions relating to liquidated damages in connection with the old notes under circumstances related to the timing of the exchange offer.

        The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture in its entirety because it, and not this description, defines your rights as a holder of the notes. Copies of the indenture are available as set forth below under "—Additional Information." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the indenture.

        The registered holder of a note will be treated as the owner of the note for all purposes. Only registered holders will have rights under the indenture. In this description, the term "holder" refers only to registered holders of notes.

        Schmalbach–Lubeca GmbH and its subsidiaries were acquired as of the date of the indenture and have been treated as such for purposes of all provisions of the indenture and this description of new notes.

Brief Description of the Notes and the Guarantees

The Notes

        The notes will be Ball's senior unsecured obligations and will rank:

  •
  equally in right of payment to all of Ball's existing and future senior unsecured Indebtedness, including the Existing Senior Notes; and

  •
  senior in right of payment to all of Ball's existing and future Indebtedness that expressly provides for its subordination to the notes, including the Existing Subordinated Notes.

        The notes will be effectively subordinated in right of payment to any secured Indebtedness of Ball and its Subsidiaries, including borrowings under the New Credit Facilities, to the extent of the value of the assets serving as security for such secured Indebtedness. The notes will also be effectively subordinated to all liabilities, including trade payables, of Subsidiaries of Ball that are not Guarantors.

The Guarantees

        Ball's payment obligations under the notes will be fully and unconditionally guaranteed, on a joint and several basis, by the Guarantors. Initially, the Guarantors will be the Domestic Subsidiaries of Ball as of the date of the indenture, other than Ball Capital Corp., Ball Asia Pacific and the Excluded Subsidiaries. Additionally, all future Domestic Subsidiaries of Ball, other than those Subsidiaries that are designated as Excluded Subsidiaries or Unrestricted Subsidiaries, are expected to become Guarantors.

        The subsidiary guarantee of each Guarantor will be such Guarantor's senior unsecured obligation and rank:

  •
  equally in right of payment to all of such Guarantor's existing and future senior unsecured debt, including such Guarantor's guarantee of the Existing Senior Notes; and

  •
  senior in right of payment to all of such Guarantor's existing and future debt that expressly provides for its subordination to such Guarantor's subsidiary guarantee, including such Guarantor's guarantee of the Existing Subordinated Notes.

        Although each Domestic Subsidiary of Ball, other than Ball Capital Corp., Ball Asia Pacific and the Excluded Subsidiaries, will guarantee the notes, none of Ball's other Subsidiaries, including its Foreign Subsidiaries, will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt and other liabilities, including trade payables, before they will be able to distribute any of their assets to Ball. On a pro forma basis, Ball Corporation and the guarantor subsidiaries generated 72% of our net sales for the year ended December 31, 2001 and represented 59% of our assets as of September 29, 2002.

        As of the date of the indenture, all of our subsidiaries, other than Ball Capital Corp., Ball Asia Pacific and the Excluded Subsidiaries, will be "Restricted Subsidiaries." However, under the circumstances described below under the subheading "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our Subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries will not be subject to the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

        Ball will issue notes with a maximum aggregate principal amount of $300 million in this offering. Ball may issue additional notes from time to time after this offering. Any offering of additional notes is subject to the covenant described below under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock." The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Ball will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on December 15, 2012.

        Interest on the notes will accrue at the rate of 6 7/8% per annum and will be payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2003. Ball will make each interest payment to persons who were holders of record as of the immediately preceding June 1 and December 1.

        Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        If a holder has given wire transfer instructions to Ball, Ball will pay all principal, interest and premium and Liquidated Damages, if any, on that holder's notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Ball elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

        The trustee will initially act as paying agent and registrar. Ball may change the paying agent or registrar without prior notice to the holders of the notes, and Ball or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Ball is not required to transfer or exchange any note selected for redemption. Also, Ball is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary Guarantees

        Ball's payment obligations under the notes will be fully and unconditionally guaranteed by each of Ball's current and future Domestic Subsidiaries, other than Ball Capital Corp., Ball Asia Pacific, the Excluded Subsidiaries and Subsidiaries designated as Unrestricted Subsidiaries. Ball's payment obligations under the notes will not be guaranteed by any of Ball's Foreign Subsidiaries. The subsidiary guarantees will be joint and several obligations of the Guarantors.

        Each subsidiary guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable Guarantor without rendering the applicable subsidiary guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally or otherwise being void, voidable or unenforceable under any bankruptcy, reorganization, insolvency, liquidation or other similar legislation or legal principals. If a subsidiary guarantee were to be rendered voidable, it could be subordinated by a court to all other Indebtedness, including guarantees and other contingent liabilities, of the applicable Guarantor, and depending on the amount of such Indebtedness, a Guarantor's liability on its subsidiary guarantee could be reduced to zero. See "Risk Factors—The subsidiary guarantees of the notes could be subordinated or voided by a court."

        A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into, whether or not such Guarantor is the surviving Person, another Person, other than Ball or another Guarantor, unless:

  (1)
  immediately after giving effect to that transaction, no Default or Event of Default exists; and

  (2)
  either:

  (a)
  the Person formed by or surviving any such consolidation or merger, if other than the Guarantor, assumes all the obligations of that Guarantor under the indenture, its subsidiary guarantee and the registration rights agreement pursuant to a supplemental indenture in form and substance reasonably satisfactory to the trustee; or

  (b)
  the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

        The subsidiary guarantee of a Guarantor will be released:

  (1)
  in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor, including by way of merger, consolidation or otherwise, to a Person that is not, either before or after giving effect to such transaction, a Subsidiary of Ball, if the sale or other disposition complies with the "Asset Sale" provisions of the indenture;

  (2)
  in connection with any sale or other disposition of all of the Capital Stock of a Guarantor, including by way of a dividend of the Capital Stock of such Guarantor to the stockholders of Ball, to a Person that is not, either before or after giving effect to such transaction, a Subsidiary of Ball, if the sale complies with the "Asset Sale" provisions of the indenture; or

  (3)
  if Ball designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

        See "—Repurchase at the Option of Holders—Asset Sales."

Optional Redemption

        At any time prior to December 15, 2005, Ball may, on any one or more occasions, redeem, in whole or in part, up to 35% of the aggregate principal amount of notes, including additional notes, if any, issued under the indenture at a redemption price of 106.875% of the principal amount of the notes redeemed, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided, that:

  (1)
  at least 65% of the aggregate principal amount of notes, including additional notes, if any, issued under the indenture remains outstanding immediately after the occurrence of such redemption, excluding notes held by Ball and its Subsidiaries; and

  (2)
  the redemption occurs within 90 days of the date of the closing of such Equity Offering.

        Except pursuant to the preceding paragraph, the notes will not be redeemable at Ball's option prior to December 15, 2007.

        On or after December 15, 2007, Ball, at its option, may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices, expressed as percentages of principal amount, set forth below, plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

Year	Percentage
2007	103.438%
2008	102.292%
2009	101.146%
2010 and thereafter	100.000%

Mandatory Redemption

        Ball is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

        If a Change of Control occurs, and Ball does not redeem the notes as described above under "Optional Redemption" within 60 days after the Change of Control, each holder of notes will have the right to require Ball to repurchase all or any part, equal to $1,000 or an integral multiple of $1,000, of that holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Ball will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase. Within 30 days following any Change of Control, Ball will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Ball will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Ball will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

        On the Change of Control Payment Date, Ball will, to the extent lawful:

  (1)
  accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

  (2)
  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

  (3)
  deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by Ball.

        The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided, that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

        Ball will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The provisions described above that require Ball to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Ball repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

        Ball will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Ball and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

        The definition of Change of Control includes a phrase relating to the sale, transfer, conveyance or other disposition of "all or substantially all" of the assets of Ball and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Ball to repurchase its notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of Ball and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

        Ball will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

  (1)
  Ball or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

  (2)
  the fair market value is determined by Ball's Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the trustee with respect to any Asset Sale determined to have a fair market value greater than $25 million; and

  (3)
  at least 75% of the consideration received in the Asset Sale by Ball or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

  (a)
  any liabilities, as shown on Ball's or such Restricted Subsidiary's most recent consolidated balance sheet, of Ball or any Restricted Subsidiary, other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any subsidiary guarantee, that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Ball or such Restricted Subsidiary from further liability;

  (b)
  any securities, notes or other obligations received by Ball or any such Restricted Subsidiary from such transferee that are converted by Ball or such Restricted Subsidiary into cash within 180 days after the consummation of such Asset Sale, to the extent of the cash received in that conversion;

  (c)
  any Designated Noncash Consideration received by Ball or any of its Restricted Subsidiaries in such Asset Sale; provided, that the aggregate fair market value, as determined above, of such Designated Noncash Consideration, taken together with the fair market value at the time of receipt of all other Designated Noncash Consideration received pursuant to this clause (c) less the amount of Net Proceeds previously realized in cash from prior Designated Noncash Consideration is less than 7.5% of Total Assets at the time of the receipt of such Designated Noncash Consideration, with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value; and

  (d)
  Additional Assets received in an exchange-of-assets transaction;

provided, that this clause (3) will not be applicable to any sale or other disposition of all or a portion of the business constituting the aerospace and technologies segment of Ball.

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Ball may, at its option and to the extent Ball elects, apply those Net Proceeds:

  (1)
  to repay Indebtedness and other Obligations under any Credit Facility and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly permanently reduce commitments with respect thereto;

  (2)
  to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business;

  (3)
  to make a capital expenditure in a Permitted Business;

  (4)
  to acquire other long-term assets in a Permitted Business; or

  (5)
  to make an Investment in Additional Assets; provided, that Ball will be deemed to have complied with this clause (5) if, within 365 days of such Asset Sale, Ball shall have entered into a definitive agreement covering such Investment which is thereafter completed within 365 days after the first anniversary of such Asset Sale.

        Pending the final application of any Net Proceeds, Ball may temporarily reduce Indebtedness or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second preceding paragraph will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $20 million, Ball will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Ball may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

        Ball will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Ball will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

        The agreements governing Ball's other Indebtedness, in particular the New Credit Facilities, contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale. In addition, the exercise by the holders of notes of their right to require Ball to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Ball. Finally, Ball's ability to pay cash to the holders of notes upon a repurchase may be limited by Ball's then existing financial resources.

Selection and Notice

        If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

  (1)
  if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

  (2)
  if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

        No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Changes in Covenants when Notes Rated Investment Grade

        If on any date following the date of the indenture:

  (1)
  the notes are rated Baa3 or better by Moody's and BBB- or better by S&P, or the equivalents thereof; and

  (2)
  no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and continuing at all times thereafter regardless of any subsequent changes in the rating of the notes, the covenants specifically listed under the following captions in this description of new notes will no longer be applicable to the notes:

  (1)
  "—Repurchase at the Option of Holders—Asset Sales;"

  (2)
  "—Restricted Payments;"

  (3)
  "—Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock;"

  (4)
  "—Dividend and Other Payment Restrictions Affecting Subsidiaries;"

  (5)
  "—Designation of Restricted and Unrestricted Subsidiaries;"

  (6)
  "—Transactions with Affiliates;" and

  (7)
  clause (4) of the covenant listed under "—Merger, Consolidation or Sale of Assets."

        There can be no assurance that the notes will ever achieve an investment grade rating or that any such rating will be maintained.

Restricted Payments

        Ball will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (1)
  declare or pay any dividend or make any other payment or distribution on account of Ball's Equity Interests, including, without limitation, any payment in connection with any merger or consolidation involving Ball, or to the direct or indirect holders of Ball's Equity Interests in their capacity as such, other than dividends or distributions payable in Equity Interests, other than Disqualified Stock, of Ball;

  (2)
  purchase, redeem or otherwise acquire or retire for value, including, without limitation, in connection with any merger or consolidation involving Ball, any Equity Interests of Ball;

  (3)
  make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes or the subsidiary guarantees, except a payment of interest or principal at the Stated Maturity thereof; or

  (4)
  make any Restricted Investment

all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments," unless, at the time of and after giving effect to such Restricted Payment:

  (1)
  no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

  (2)
  Ball would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock;" and

  (3)
  such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Ball or any of its Restricted Subsidiaries after August 10, 1998, excluding Restricted Payments permitted by clauses (2), (3), (4) and (6) of the next paragraph, is less than the sum, without duplication, of:

  (a)
  50% of the Consolidated Net Income of Ball for the period, taken as one accounting period, from the beginning of the first fiscal quarter commencing August 10, 1998 to the end of Ball's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit, plus

  (b)
  100% of the aggregate net cash proceeds or the fair market value of property other than cash received by Ball since August 10, 1998 as a contribution to its common equity capital or from the issue or sale of Equity Interests of Ball, other than Disqualified Stock, or from the issue or sale of Disqualified Stock or debt securities of Ball that have been converted into or exchanged for such Equity Interests, other than Equity Interests, Disqualified Stock or debt securities sold to a Restricted Subsidiary of Ball, plus

  (c)
  to the extent not already included in Consolidated Net Income of Ball for such period and without duplication, any Restricted Investment that was made by Ball or any of its Restricted Subsidiaries after August 10, 1998 is sold for cash or otherwise liquidated or repaid for cash, or any Unrestricted Subsidiary which is designated as an Unrestricted Subsidiary subsequent to August 10, 1998 is sold for cash or otherwise liquidated or repaid for cash, 100% of the cash return of capital with respect to such Restricted Investment or Unrestricted Subsidiary, less the cost of disposition, if any, and 50% of the excess of the fair market value of Ball's Investment in such Unrestricted Subsidiary as of the date of such redesignation over the amount of the Restricted Investment that reduced this clause (c); provided, that any amounts that increase this clause (c) shall not duplicatively increase amounts available as Permitted Investments.

        As of September 29, 2002, approximately $129.2 million would have been available for Restricted Payments pursuant to clause (3) of the preceding paragraph.

        The preceding provisions will not prohibit:

  (1)
  the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

  (2)
  the making of any Restricted Investment or the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Ball or any Restricted Subsidiary of Ball or of any Equity Interests of Ball in exchange for, or out of the net cash proceeds of the substantially concurrent sale, other than to a Restricted Subsidiary of Ball, of Equity Interests of Ball, other than Disqualified Stock; provided, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

  (3)
  the payment, purchase, defeasance, retirement, redemption, repurchase or other acquisition (a) of subordinated Indebtedness of Ball or any Restricted Subsidiary of Ball with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or (b) of any Disqualified Stock of Ball in exchange for, or out of the net cash proceeds of the substantially concurrent sale of, Disqualified Stock of Ball that is not prohibited by the terms of the indenture to be issued;

  (4)
  the payment of dividends on Ball's common stock up to a combined amount of $30 million per annum; provided, that up to $10 million of such amount that is not utilized by Ball to pay dividends in any calendar year may be carried forward to any subsequent year;

  (5)
  (a) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Ball that are held by any member of Ball's, or any of its Restricted Subsidiaries', management pursuant to any management equity subscription agreement or stock option agreement or (b) the repurchase of Equity Interests of Ball or any Restricted Subsidiary of Ball held by employee benefits plans, whether directly or for employees, directors or former directors, pursuant to the terms of agreements, other than management equity subscription agreements or stock option agreements, approved by Ball's Board of Directors; provided that, in the case of foregoing clause (a), the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $25 million in the aggregate since the date of the indenture and, in the case of foregoing clause (b), the aggregate purchase price paid for all such repurchased Equity Interests shall not exceed $15 million in any twelve-month period;

  (6)
  repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

  (7)
  the repurchase, redemption or other acquisition or retirement for value of the Existing Subordinated Notes pursuant to Section 3.07, 4.10 or Section 4.15 of the Existing Subordinated Notes Indenture;

  (8)
  the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to Ball or a Restricted Subsidiary of Ball by, Unrestricted Subsidiaries;

  (9)
  other Restricted Payments in an aggregate amount since the date of the indenture not to exceed $100 million under this clause (9);

provided, that, with respect to clauses (4), (7), and (9) above, no Default or Event of Default shall have occurred and be continuing immediately after such transaction or as a consequence thereof.

        The amount of all Restricted Payments, other than cash, will be the fair market value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued by Ball or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Ball whose resolution with respect thereto will be delivered to the trustee.

        If any Restricted Investment is sold or otherwise liquidated or repaid or any dividend or payment is received by Ball or a Restricted Subsidiary of Ball and such amounts may be credited to clause (c) above, then such amounts will be credited only to the extent of amounts not otherwise included in Consolidated Net Income and that do not otherwise increase the amount available as a Permitted Investment.

Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock

        Ball will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to, collectively, "incur", any Indebtedness, including Acquired Debt, and Ball will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Ball may incur Indebtedness, including Acquired Debt, or issue Disqualified Stock, and any of Ball's Restricted Subsidiaries may incur Indebtedness, if the Fixed Charge Coverage Ratio for Ball's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1, determined on a pro forma basis, including a pro forma application of the net proceeds therefrom, as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of preferred stock, as applicable, collectively, "Permitted Debt":

  (1)
  the incurrence by Ball or any of its Restricted Subsidiaries of additional Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1), with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Ball and its Restricted Subsidiaries thereunder, not to exceed $1,350 million less the aggregate amount of all Net Proceeds of Asset Sales applied by Ball or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under any credit facility or to repay any revolving credit Indebtedness under any credit facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales";

  (2)
  the incurrence by Ball and its Restricted Subsidiaries of the Existing Indebtedness;

  (3)
  the incurrence by Ball and the Guarantors of Indebtedness represented by the notes and the subsidiary guarantees to be issued on the date of the indenture and the exchange notes and the subsidiary guarantees to be issued pursuant to the registration rights agreement;

  (4)
  the incurrence by Ball or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Ball or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed 7.5% of Total Assets at any time outstanding;

  (5)
  the incurrence by Ball or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness;

  (6)
  the incurrence by Ball or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Ball and any of its Restricted Subsidiaries; provided, however, that:

  (a)
  if Ball or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of Ball, or any such Guarantor's subsidiary guarantee, in the case of a Guarantor; and

  (b)
  (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Ball or a Restricted Subsidiary of Ball and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Ball or a Restricted Subsidiary of Ball will be deemed, in each case, to constitute an incurrence of such Indebtedness by Ball or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

  (7)
  the incurrence by Ball or any of its Restricted Subsidiaries of Hedging Obligations that are incurred in the normal course of business and not for speculative purposes;

  (8)
  the incurrence by Ball or any of its Restricted Subsidiaries of Indebtedness in the ordinary course of business solely in respect of performance, bid, surety, appeal and similar bonds, completion or performance guarantees or standby letters of credit issued for the purpose of supporting workers' compensation liabilities of Ball or any of its Restricted Subsidiaries, to the extent that such incurrence does not result in the incurrence of any obligation for the payment of borrowed money to others;

  (9)
  the incurrence of Indebtedness arising from agreements of Ball or a Restricted Subsidiary of Ball providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary;

  (10)
  the incurrence by a Restricted Subsidiary of Ball of Indebtedness in connection with, and in contemplation of, the concurrent disposition of such Restricted Subsidiary to the stockholders of Ball; provided, that such disposition occurs concurrently with such incurrence and, following such disposition, neither Ball nor any of its Restricted Subsidiaries has any liability with respect to such Indebtedness;

  (11)
  the incurrence by a Securitization Entity of Indebtedness in a Qualified Securitization Transaction that is Non-Recourse Debt with respect to Ball and its Restricted Subsidiaries (other than Securitization Entities), except for Standard Securitization Undertakings and Limited Originator Recourse;

  (12)
  the guarantee by Ball or any Restricted Subsidiary of Indebtedness of Ball or a Restricted Subsidiary of Ball that was permitted to be incurred by another provision of this covenant;

  (13)
  Indebtedness of Ball or a Restricted Subsidiary owed to, including obligations in respect of letters of credit for the benefit of, any Person in connection with workers' compensation, health, disability or other employee benefits or property, casualty or liability insurance provided by such Person to Ball or a Restricted Subsidiary of Ball, pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the ordinary course of business;

  (14)
  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two business days of its incurrence;

  (15)
  the issuance of shares of preferred stock by a Restricted Subsidiary to Ball or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred stock (except to Ball or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of preferred stock that was not permitted by this clause (15); and

  (16)
  the incurrence by Ball or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount, or accreted value, as applicable, at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (16), not to exceed $150 million.

        Ball will not incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Ball unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness of Ball will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Ball solely by virtue of being unsecured.

        For purposes of determining compliance with this covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Ball, in its sole discretion, will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify such item of Indebtedness, in any manner that complies with this covenant.

        The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant. Indebtedness includes the Guarantee by the specified Person of (i) any Indebtedness of any other Person or (ii) any liability of any other Person, whether or not contingent and whether or not it appears on the balance sheet of such Person, but only to the extent not otherwise included in determining compliance with this covenant.

Liens

        Ball will not, and will not permit any of its Restricted Subsidiaries to create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness, Attributable Debt or trade payables, other than Permitted Liens, upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        Ball will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

  (1)
  pay dividends or make any other distributions on its Capital Stock to Ball or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Ball or any of its Restricted Subsidiaries;

  (2)
  make loans or advances to Ball or any of its Restricted Subsidiaries; or

  (3)
  transfer any of its properties or assets to Ball or any of its Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

  (1)
  agreements governing Existing Indebtedness as in effect on the date of the indenture;

  (2)
  other encumbrances and restrictions in effect on the date of the indenture;

  (3)
  any Credit Facilities, including the New Credit Facilities, as in effect on the date of the indenture, and any extensions, amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof and other Credit Facilities not prohibited under the indenture, provided, that the extensions, amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings and other Credit Facilities are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the New Credit Facilities on the date of the indenture;

  (4)
  the several indentures governing the notes and the Existing Notes, the notes, the Existing Notes and the related subsidiary guarantees;

  (5)
  applicable law or any rule, regulation or order;

  (6)
  existing with respect to any Person or the property or assets of such person acquired by Ball or any of its Restricted Subsidiaries as in effect at the time of such acquisition, and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided, that in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

  (7)
  customary non-assignment provisions in leases or other contracts entered into in the ordinary course of business;

  (8)
  purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

  (9)
  Indebtedness of Restricted Subsidiaries; provided, that such Indebtedness was not prohibited under the indenture;

  (10)
  Permitted Refinancing Indebtedness; provided, that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

  (11)
  Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption "—Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

  (12)
  provisions with respect to the disposition or distribution of assets or property in joint venture agreements, assets sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

  (13)
  any Purchase Money Note, or other Indebtedness or other contractual requirements of a Securitization Entity in connection with a Qualified Securitization Transaction; provided, that such restrictions may only apply to such Securitization Entity;

  (14)
  any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

  (15)
  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

  (16)
  any encumbrance or restriction of the type referred to in clauses (1) through (3) of the first paragraph of this covenant above imposed by any extension, amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing of an agreement, contract, instrument or obligation referred to in clauses (1) through (15) above that is not materially more restrictive, taken as a whole, than the encumbrance or restriction imposed by the applicable predecessor agreement, contract, instrument or obligation.

Merger, Consolidation or Sale of Assets

        Ball may not, directly or indirectly: (1) consolidate or merge with or into another Person, whether or not Ball is the surviving corporation; or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Ball and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

  (1)
  either: (a) Ball is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger, if other than Ball, or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

  (2)
  the Person formed by or surviving any such consolidation or merger, if other than Ball, or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Ball under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

  (3)
  immediately after such transaction, no Default or Event of Default exists; and

  (4)
  either:

  (a)
  except in the case of a merger of the Company with or into a Subsidiary, Ball or the Person formed by or surviving any such consolidation or merger, if other than Ball, or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock"; or

  (b)
  the Fixed Charge Coverage Ratio for Ball or the entity or Person formed by or surviving any such consolidation or merger, if other than Ball, or to which such sale, assignment, transfer, conveyance or other disposition shall have been made would, immediately after giving pro forma effect thereto and any related financing transactions as if same had occurred at the beginning of the applicable four-quarter period, not be less than such Fixed Charge Coverage Ratio for Ball and its Restricted Subsidiaries immediately prior to such transaction, provided, however, that clause (4) above does not apply if, in the good faith determination of the Board of Directors of Ball, whose determination shall be evidenced by a board resolution, the purpose of such transaction is to change the state of incorporation of Ball.

        In addition, Ball may not, directly or indirectly, lease all or substantially all of the properties or assets of Ball and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to any other Person. This "Merger, Consolidation or Sale of Assets" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Ball and its Restricted Subsidiaries.

Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Ball and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted

Payments under the first paragraph of the covenant described above under the caption "—Restricted Payments" or Permitted Investments, as determined by Ball. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may at any time redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default. See "Certain Definitions—Unrestricted Subsidiary."

Transactions with Affiliates

        Ball will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate, each, an "Affiliate Transaction", unless:

  (1)
  such Affiliate Transaction is on terms that are no less favorable to Ball or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Ball or such Restricted Subsidiary with an unrelated Person; and

  (2)
  Ball delivers to the trustee:

  (a)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10 million, a resolution of the Board of Directors of Ball set forth in an officers' certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Ball; and

  (b)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50 million, an opinion as to the fairness to Ball of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

  (1)
  any employment, service or termination agreement entered into by Ball or any of its Restricted Subsidiaries in the ordinary course of business;

  (2)
  transactions between or among Ball and/or its Restricted Subsidiaries;

  (3)
  transactions between or among Ball and/or its Restricted Subsidiaries with Ball Asia Pacific and Permitted Joint Ventures on terms that are no less favorable to Ball and/or such Subsidiary than those that would have been obtained in a comparable transaction by Ball and/or such Subsidiary with an unrelated Person;

  (4)
  any sale or other issuance of Equity Interests, other than Disqualified Stock, to Affiliates of Ball;

  (5)
  Restricted Payments that are permitted by and Investments that are not prohibited by the provisions of the indenture described above under the caption "—Restricted Payments";

  (6)
  fees and compensation paid to members of the Board of Directors of Ball and its Restricted Subsidiaries in their capacity as such;

  (7)
  advances to employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business;

  (8)
  fees and compensation paid to, and indemnity provided on behalf of, officers, directors or employees of Ball or any of its Restricted Subsidiaries, as determined by the Board of Directors of Ball or of any such Restricted Subsidiary, to the extent such fees and compensation are reasonable and customary;

  (9)
  transactions effected as part of a Qualified Securitization Transaction;

  (10)
  the grant of stock options or similar rights to officers, employees, consultants and directors of Ball and, to the extent otherwise permitted under the indenture, to any Restricted Subsidiary, pursuant to plans approved by the Board of Directors of Ball and the issuance of securities pursuant thereto; and

  (11)
  transactions pursuant to any arrangement, contract or agreement in existence on the date of the indenture, as such arrangement may be amended or restated, renewed, extended, refinanced, refunded or replaced from time to time, provided that any such amendment or restatement, renewal, extension, refinancing, refund or replacement is on terms and conditions not materially less favorable to Ball or its Restricted Subsidiaries taken as a whole than the arrangement, contract or agreement in existence on the date of the indenture.

Sale and Leaseback Transactions

        Ball will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided, that Ball or a Restricted Subsidiary may enter into a sale and leaseback transaction if:

  (1)
  Ball or such Restricted Subsidiary, as applicable, could have incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock";

  (2)
  the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors and set forth in an officers' certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

  (3)
  the transfer of assets in that sale and leaseback transaction is permitted by, and Ball applies the proceeds of such transaction in compliance with, the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales."

Additional Subsidiary Guarantees

        If Ball or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture to the trustee within 20 business days of the date on which it was acquired or created; provided, that this covenant does not apply to any Subsidiary that has properly been designated as an Unrestricted Subsidiary in accordance with the indenture for so long as it continues to constitute an Unrestricted Subsidiary or to any Excluded Subsidiary for so long as it continues to constitute an Excluded Subsidiary.

No Amendment to Subordination Provisions

        Ball will not amend, modify or alter the Existing Subordinated Note Indenture in any way to amend the provisions of Article 10 of the Existing Subordinated Note Indenture (which relate to subordination).

Payments for Consent

        Ball will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

        Whether or not required by the SEC, so long as any notes are outstanding, Ball will furnish to the holders of notes, within the time periods specified in the SEC's rules and regulations:

  (1)
  all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Ball were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by Ball's certified independent accountants; and

  (2)
  all current reports that would be required to be filed with the SEC on Form 8-K if Ball were required to file such reports.

        In addition, whether or not required by the SEC, Ball will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC's rules and regulations, unless the SEC will not accept such a filing, and make such information available to securities analysts and prospective investors upon request. In addition, for so long as any notes remain outstanding, Ball and the Guarantors will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

        Each of the following is an Event of Default:

  (1)
  default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes;

  (2)
  default in payment when due of the principal of, or premium, if any, on the notes;

  (3)
  failure by Ball or any of its Restricted Subsidiaries to comply with the provisions described under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets";

  (4)
  failure by Ball or any of its Restricted Subsidiaries for 30 days after notice to comply with the provisions described under the captions "—Repurchase at the Option of Holders—Change of Control," "—Repurchase at the Option of Holders—Asset Sales," "—Certain Covenants—Restricted Payments" or "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock";

  (5)
  failure by Ball or any of its Restricted Subsidiaries for 60 days after notice to comply with any of the other agreements in the indenture or the notes;

  (6)
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Ball or any of its Restricted Subsidiaries (other than a Securitization Entity) (or the payment of which is guaranteed by Ball or any of its Restricted Subsidiaries (other than a Securitization

    Entity) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

    (a)
    is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness on or before the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

    (b)
    results in the acceleration of such Indebtedness prior to its express maturity,

  and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50 million or more or its foreign currency equivalent;

  (7)
  failure by Ball or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $50 million or its foreign currency equivalent, excluding amounts covered by insurance, which judgments are not paid, discharged or stayed for a period of 60 days;

  (8)
  except as permitted by the indenture, any subsidiary guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its subsidiary guarantee; and

  (9)
  certain events of bankruptcy or insolvency described in the indenture with respect to Ball or any of its Significant Subsidiaries.

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Ball or any Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. Under certain circumstances, holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

        Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages.

        The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes.

        In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Ball with the intention of avoiding payment of the premium that Ball would have had to pay if Ball then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to December 15, 2007, by reason of any willful action or inaction taken or not taken by or on behalf of Ball with the intention of avoiding the prohibition on redemption of the notes prior to December 15, 2007, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

        Ball is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Ball is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of Ball or any Guarantor, as such, will have any liability for any obligations of Ball or the Guarantors under the notes, the indenture, the subsidiary guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        Ball may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their subsidiary guarantees, "Legal Defeasance", except for:

  (1)
  the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

  (2)
  Ball's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  (3)
  the rights, powers, trusts, duties and immunities of the trustee, and Ball's and the Guarantors' obligations in connection therewith; and

  (4)
  the Legal Defeasance provisions of the indenture.

        In addition, Ball may, at its option and at any time, elect to have the obligations of Ball and its Restricted Subsidiaries released with respect to certain covenants that are described in the indenture, "Covenant Defeasance", and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events, not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events, described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes. If Ball exercises its Legal Defeasance option, each Guarantor will be released from all of its obligations with respect to its Guarantee. Ball may exercise its Legal Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

  (1)
  Ball must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable U.S. government securities, or a combination of cash in U.S. dollars and non-callable U.S. government securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Ball must specify whether the notes are being defeased to maturity or to a particular redemption date;

  (2)
  in the case of Legal Defeasance, Ball has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Ball has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (3)
  in the case of Covenant Defeasance, Ball has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (4)
  no Default or Event of Default has occurred and is continuing on the date of such deposit, other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit;

  (5)
  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument, other than the indenture, to which Ball or any of its Subsidiaries is a party or by which Ball or any of its Subsidiaries is bound;

  (6)
  Ball must deliver to the trustee an officers' certificate stating that the deposit was not made by Ball with the intent of preferring the holders of notes over the other creditors of Ball with the intent of defeating, hindering, delaying or defrauding creditors of Ball or others; and

  (7)
  Ball must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes.

        Without the consent of each holder affected, an amendment or waiver may not with respect to any notes held by a non-consenting holder:

  (1)
  reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

  (2)
  reduce the principal of or change the fixed maturity of any note or alter or waive the provisions with respect to the redemption of the notes, other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders";

  (3)
  reduce the rate of or change the time for payment of interest on any note;

  (4)
  waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, on, the notes, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration;

  (5)
  make any note payable in money other than that stated in the notes;

  (6)
  make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium, or Liquidated Damages, on the notes;

  (7)
  release any Guarantor from any of its obligations under its subsidiary guarantee or the indenture, except in accordance with the terms of the indenture; or

  (8)
  make any change in the preceding amendment and waiver provisions.

        Notwithstanding the preceding, without the consent of any holder of notes, Ball, the Guarantors and the trustee may amend or supplement the indenture, the notes or a subsidiary guarantee:

  (1)
  to cure any ambiguity, defect or inconsistency;

  (2)
  to provide for uncertificated notes in addition to or in place of certificated notes;

  (3)
  to provide for the assumption of Ball's obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of Ball's assets;

  (4)
  to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

  (5)
  to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act, to provide for the issuance of additional notes in accordance with the indenture or to allow any Guarantor to execute a supplemental indenture and/or a subsidiary guarantee with respect to the notes;

  (6)
  to evidence and provide for the acceptance of appointment by a successor trustee;

  (7)
  to add guarantees with respect to the notes; and

  (8)
  to secure the notes.

        The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

        After an amendment under the indenture becomes effective, Ball is required to mail to holders a notice briefly describing such amendment. However, the failure to give such notice to all holders, or any defect therein, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder when:

  (1)
  either:

  (a)
  all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Ball, have been delivered to the trustee for cancellation; or

  (b)
  all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Ball or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. government securities, or a combination of cash in U.S. dollars and non-callable U.S. government securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

  (2)
  no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Ball or any Guarantor is a party or by which Ball or any Guarantor is bound;

  (3)
  Ball or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

  (4)
  Ball has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

        In addition, Ball must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        If the trustee becomes a creditor of Ball or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to Ball Corporation, 10 Longs Peak Drive, Broomfield, Colorado 80021-2510, Attention: Chief Financial Officer.

Book-Entry, Delivery and Form

        Except as set forth below, the new notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. New notes will be issued at the closing of the exchange offer only against surrender of old notes.

        The new notes initially will be represented by one or more notes in registered, global form without interest coupons attached (the "Global Note"). On the date of closing of the exchange offer, the Global Note will be deposited with DTC in New York, New York, and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee.

        Unless definitive new notes are issued, the Global Note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Note may not be exchanged for notes in certificated form except in the limited circumstances described below. See "—Exchange of Global Note for Certificated Notes."

        Ownership of interests in the Global Note ("Book-Entry Interests") will be limited to persons that have accounts with DTC, or persons that hold interests through such Participants (as defined below). Except under the limited circumstances described below, beneficial owners of Book-Entry Interests will not be entitled to physical delivery of new notes in definitive form.

        Book-Entry Interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by DTC or DTC's nominees and Participants. In addition while the new notes are in global form, holders of Book-Entry Interests will not be considered the owners or "holders" of new notes for any purpose. So long as the new notes are held in global form, DTC or its nominees will be considered the sole holders of the Global Note for all purposes under the indenture. In addition, Participants must rely on the procedures of DTC and Indirect Participants (as defined below) must rely on the procedures of DTC and the Participants through which they own Book-Entry Interests to transfer their interests or to exercise any rights of holders under the indenture. Transfers of beneficial interests in the Global Note will be subject to the applicable rules and procedures of DTC and its Participants or Indirect Participants, which may change from time to time.

Depository Procedures

        The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by DTC. Neither we nor the trustee take responsibility for or are liable for these operations and procedures, including the records relating to Book-Entry Interests, and we urge investors to contact DTC or its Participants directly to discuss these matters.

        DTC has advised Ball that DTC is (1) a limited-purpose trust company organized under the banking laws of the State of New York, (2) a "banking organization" within the meaning of the New York Banking Law, (3) a member of the Federal Reserve System, (4) a "clearing corporation" within the meaning of the New York Uniform Commercial Code, as amended and (5) a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised Ball that, pursuant to procedures established by it:

  (1)
  upon deposit of the Global Note, DTC will credit the accounts of Participants pursuant to the corresponding letters of transmittal with portions of the principal amount of the Global Notes; and

  (2)
  ownership of these interests in the Global Note will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to Indirect Participants).

        We understand that under existing industry practice, in the event that we request any action of holders of new notes, or an owner of a beneficial interest in the Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the Participants to take the action and the Participants would authorize beneficial owners owning through the Participants to take the action or would otherwise act upon the instruction of the beneficial owners. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

        All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some jurisdictions, including certain states of the United States, require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of themselves and Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge or transfer such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of interests in the Global Note will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "holders" thereof under the indenture for any purpose.

        Payments in respect of the principal of, and interest and premium on a Global Note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered holder of the Global Note under the indenture. Under the terms of the indenture, Ball and the trustee will treat the Persons in whose names the notes, including the Global Note, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither Ball, the trustee nor any agent of Ball or the trustee has or will have any responsibility or liability for:

  (1)
  any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Note or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Note; or

  (2)
  any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised Ball that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary industry practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Ball. Neither Ball nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and Ball and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

        Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

        DTC has advised Ball that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Note and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Note for legended notes in certificated form, and to distribute such notes to its Participants.

        Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Note among participants in DTC, DTC is under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Ball nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing DTC's operations.

Exchange of Global Notes for Certificated Notes

        A Global Note is exchangeable for definitive notes in registered certificated form ("Certificated Notes") if:

  (1)
  DTC (a) notifies Ball that it is unwilling or unable to continue as depositary or clearing system for the Global Note or (b) has ceased to be a clearing agency registered and in good standing under the Exchange Act and, in either case, Ball fails to appoint a successor depositary within 90 days after we have received notice or become aware of this condition;

  (2)
  Ball, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

  (3)
  there has occurred and is continuing a Default or Event of Default with respect to the notes.

        In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in the Global Note will be registered in the names of the person or persons or the nominee of any of these persons, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and the trustee will cause the same to be delivered to these persons.

Exchange of Certificated Notes for Global Notes

        Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Redemption of the Global Note

        In the event the Global Note, or any portion thereof, is redeemed, DTC will redeem an equal amount of the Book-Entry Interests in such Global Note from the amount received by it in respect of the redemption of such Global Note. The redemption price payable in connection with the redemption of such Book-Entry Interests will be equal to the amount received by DTC in connection with the redemption of such Global Note or any portion thereof. We understand that, under existing practices of

DTC, if fewer than all of the new notes are to be redeemed at any time, DTC will credit its Participants' accounts on a proportionate basis, with adjustments to prevent fractions, or by lot or on such other basis as DTC deems fair and appropriate; provided, however, that no Book-Entry Interest of $1,000 principal amount or less may be redeemed in part.

Same Day Settlement and Payment

        Ball will make payments in respect of the notes represented by the Global Note (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. Ball will make all payments of principal, interest and premium with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the Global Notes are expected to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Ball expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person, Indebtedness, including Disqualified Stock, of any other Person existing at the time such other Person is merged with or into, becomes a Restricted Subsidiary of such specified Person or is otherwise assumed by such specified Person in connection with an acquisition of assets from such Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person or the acquisition of assets from such person.

        "Additional Assets" means:

  (1)
  any property or assets, other than Capital Stock, Indebtedness or rights to receive payments over a period greater than 180 days, that are usable by Ball or a Restricted Subsidiary in a Permitted Business; or

  (2)
  the Capital Stock of a Person that is at the time, or becomes, a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Ball or another Restricted Subsidiary.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be in control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

        "Asset Sale" means:

  (1)
  the sale, lease, conveyance or other disposition of any assets or rights other than in the ordinary course of business consistent with past practices; provided, that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Ball and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

  (2)
  the issuance or sale of Equity Interests in any of Ball's Restricted Subsidiaries, and in the case of either clause (1) or (2), whether in a single transaction or series of related transactions (a) that have a fair market value in excess of $10 million or (b) for Net Proceeds in excess of $10 million.

        Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

  (1)
  a transfer of assets or rights by Ball to a Restricted Subsidiary of Ball or by a Restricted Subsidiary of Ball to Ball or another Restricted Subsidiary of Ball;

  (2)
  an issuance or sale of Equity Interests by a Restricted Subsidiary of Ball to Ball or to another Restricted Subsidiary of Ball;

  (3)
  the sale or lease of equipment, inventory, accounts receivable or other current assets in the ordinary course of business;

  (4)
  the sale or other disposition of cash or Cash Equivalents;

  (5)
  a Restricted Payment that is not prohibited by the covenant described above under the caption "—Certain Covenants—Restricted Payments" or a Permitted Investment;

  (6)
  sales, conveyances or other transfers of receivables and related assets (A) to a Securitization Entity or to another Person as contemplated by the definition of "Qualified Securitization Transaction" in a Qualified Securitization Transaction or (B) in connection with the Schmalbach Receivables Facility;

  (7)
  the sale or disposition of obsolete, uneconomical, worn out or surplus property or equipment;

  (8)
  the surrender or waiver of contract rights or settlement, release or surrender of a contract, tort or other litigation claim in the ordinary course of business;

  (9)
  the granting of Liens not prohibited by the indenture;

  (10)
  any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Permitted Business;

  (11)
  the lease, assignment or sublease of any real or personal property in the ordinary course of business; and

  (12)
  any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary.

        "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person", as that term is used in Section 13(d)(3) of the Exchange Act, such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

        "Ball Asia Pacific" means Ball Asia Pacific Limited and its affiliates and joint ventures.

        "Board of Directors" means:

  (1)
  with respect to a corporation, the board of directors of the corporation;

  (2)
  with respect to a partnership, the Board of Directors of the general partner of the partnership; and

  (3)
  with respect to any other Person, the board or committee of such Person serving a similar function.

        "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

        "Capital Stock" means:

  (1)
  in the case of a corporation, corporate stock;

  (2)
  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents, however designated, of corporate stock;

  (3)
  in the case of a partnership or limited liability company, partnership or membership interests, whether general or limited; and

  (4)
  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Cash Equivalents" means:

  (1)
  United States dollars;

  (2)
  securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government having maturities of not more than one year from the date of acquisition;

  (3)
  certificates of deposit and eurodollar time deposits with maturities of not more than one year from the date of acquisition, bankers' acceptances with maturities of not more than one year from the date of acquisition and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500 million and a Thomson Bank Watch Rating of "B" or better;

  (4)
  repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

  (5)
  commercial paper having the highest rating obtainable from Moody's, or one of the two highest ratings from S&P and in each case maturing within six months after the date of acquisition;

  (6)
  money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition; and

  (7)
  in the case of any Foreign Subsidiary;

  (a)
  direct obligations of the sovereign nation, or any agency thereof, in which such Foreign Subsidiary is organized and is conducting business or in obligations fully and unconditionally guaranteed by such sovereign nation, or any agency thereof;

  (b)
  investments of the type and maturity described in clauses (1) through (6) above of foreign obligors, which investments or obligors have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies; or

  (c)
  investments of the type and maturity described in clauses (1) through (6) above of foreign obligors which investments or obligors are not rated as provided in such clauses or in clause (b) above but which are, in the reasonable judgment of Ball, comparable in investment quality to such investments and obligors, or the direct or indirect parent of such obligors.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the sale, transfer, conveyance or other disposition, other than by way of merger or consolidation, in one or a series of related transactions, of all or substantially all of the assets of Ball and its Restricted Subsidiaries taken as a whole to any "person", as that term is used in Section 13(d)(3) of the Exchange Act;

  (2)
  the adoption of a plan relating to the liquidation or dissolution of Ball;

  (3)
  the consummation of any transaction, including, without limitation, any merger or consolidation, the result of which is that any "person," as defined above, becomes the ultimate Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Ball, measured by voting power rather than number of shares;

  (4)
  the first day on which a majority of the members of the Board of Directors of Ball are not Continuing Directors; or

  (5)
  Ball consolidates with, or merges with or into, any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, Ball, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Ball is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Ball outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

        "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

  (1)
  an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

  (2)
  provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income; plus

  (3)
  consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings and receivables financings, and net payments, if any, pursuant to Hedging Obligations, to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

  (4)
  depreciation, amortization, including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period, and other non-cash expenses, excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period, of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

  (5)
  non-cash items increasing such Consolidated Net Income for such period, other than items that were accrued in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that:

  (1)
  the Net Income (but not loss) of any Person (other than Ball) that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

  (2)
  the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval, that has not been obtained or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

  (3)
  the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded; and

  (4)
  the cumulative effect of a change in accounting principles will be excluded.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of Ball who:

  (1)
  was a member of such Board of Directors on the date of the indenture; or

  (2)
  was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

        "Credit Facilities" means one or more debt facilities, including, without limitation, the New Credit Facilities, or commercial paper facilities, in each case with banks, investment funds or other lenders providing for revolving credit loans, term loans, receivables financings, including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Noncash Consideration" means the fair market value of noncash consideration received by Ball or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an officers' certificate, setting forth the basis of such valuation, executed by the principal executive officer and the principal financial officer of Ball, less the amount of cash or Cash Equivalents received in connection with a sale of such Designated Noncash Consideration.

        "Disqualified Stock" means any Capital Stock that, by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable, in each case at the option of the holder of the security, or upon the happening of any event, matures, excluding any maturity as the result of the optional redemption thereof, or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder, in whole or in part, on or prior to the date on which the notes mature, except to the extent that such Capital Stock is solely redeemable with, or solely exchangeable for, any Equity Interests of Ball that are not Disqualified Stock; provided, however, that only the portion of the Capital Stock or other security which so matures, is mandatorily redeemable or is so redeemable at the option of the holder prior to such date shall be deemed to be Disqualified Stock; provided further that if such Capital Stock or other security is issued to any employee or to any plan for the benefit of employees of Ball or its Subsidiaries or by any such plan to such employees, such Capital Stock or other security shall not constitute Disqualified Stock solely because it may be required to be repurchased by Ball or any of its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee's termination, death or disability. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Ball to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Ball may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments."

        "Domestic Subsidiary" means a Subsidiary that is formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of Ball or its Domestic Subsidiaries.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

        "Equity Offering" means:

  (1)
  an offering or sale of Capital Stock, other than Disqualified Stock, of Ball; or

  (2)
  the contribution of cash to Ball as an equity capital contribution, other than in respect of Disqualified Stock.

        "Excluded Subsidiary" means each of the following Subsidiaries of Ball: Ball Corporation, a Nevada corporation; Ball Glass Containers, Inc.; Ball Metal Container Corporation; Ball Technology Licensing Corporation; Heekin Can, Inc.; Muncie & Western Railroad Company; BG Holdings I, Inc., BG Holdings II, Inc., Ball Asia Services Limited, Ball Glass Container Corporation, Ball Holdings Corp., Ball Technology Services Corporation, Efratom Holding, Inc., Laser Communications International L.L.C. and Space Operations International, L.L.C., together with such other Subsidiaries of Ball as may from time to time be designated by Ball as "Excluded Subsidiaries" pursuant to an officers' certificate delivered to the trustee; provided, that each such Subsidiary shall be an Excluded Subsidiary only if and only for so long as:

  (1)
  the aggregate of the net sales of all such Subsidiaries shall not exceed $10 million in any twelve-month period; and

  (2)
  the aggregate of the assets, including capitalization, of all such Subsidiaries as of any date shall not exceed $10 million.

        "Existing Indebtedness" means Indebtedness of Ball, Ball's Restricted Subsidiaries and Schmalbach–Lubeca GmbH and its Subsidiaries, other than Indebtedness under the New Credit Facilities, in existence on the date of the indenture.

        "Existing Senior Notes" means up to $300 million of Ball's 7 3/4% Senior Notes due 2006.

        "Existing Subordinated Notes" means up to $250 million of Ball's 8 1/4% Senior Subordinated Notes due 2008.

        "Existing Subordinated Notes Indenture" means the indenture governing Ball's Existing Subordinated Notes.

        "Existing Notes" means the Existing Senior Notes and the Existing Subordinated Notes.

        "Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

  (1)
  the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, to the extent properly characterized as interest expense in accordance with GAAP, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments, if any, pursuant to Hedging Obligations;

  (2)
  the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period;

  (3)
  any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; and

  (4)
  all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Ball, other than Disqualified Stock, or to Ball or a Restricted Subsidiary of Ball.

        "Fixed Charge Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

        In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

  (1)
  acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

  (2)
  the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

  (3)
  the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

        "Foreign Subsidiaries" means Subsidiaries of Ball that are not Domestic Subsidiaries.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board and such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are applicable as of the date of the indenture.

        "Guarantee" means a guarantee, other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

        "Guarantors" means:

  (1)
  each Domestic Subsidiary of Ball as of the date of the indenture (other than Ball Capital Corp., Ball Asia Pacific and the Excluded Subsidiaries); and

  (2)
  any other Subsidiary of Ball that executes a Subsidiary Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns.

        "Hedging Counterparty" means, with respect to any Hedging Obligations, any counterparty thereto, at the time such Hedging Obligations are initially incurred, that is a holder, or an Affiliate thereof, of Indebtedness under any Credit Facilities. For clarification, such counterparty (and its successors and assigns) shall be deemed a Hedging Counterparty even if it or its Affiliate ceases to be a holder of Indebtedness under any Credit Facilities for any reason.

        "Hedging Obligations" means, with respect to any specified Person, the net payment obligations of such Person under:

  (1)
  interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

  (2)
  other agreements or arrangements in respect of such Person's exposure to fluctuations in commodity prices, currency exchange rates or interest rates and, in each case, not entered into for speculative purposes.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

  (1)
  in respect of borrowed money;

  (2)
  evidenced by bonds, notes, debentures or similar instruments or letters of credit, or reimbursement agreements in respect thereof;

  (3)
  in respect of banker's acceptances;

  (4)
  representing Capital Lease Obligations;

  (5)
  representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

  (6)
  representing any Hedging Obligations,

if and to the extent any of the preceding items, other than letters of credit and Hedging Obligations, would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person, whether or not such Indebtedness is assumed by the specified Person, and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person or any liability of any person, whether or not contingent and whether or not it appears on the balance sheet of such Person.

        The amount of any Indebtedness outstanding as of any date will be:

  (1)
  the accreted value of the Indebtedness, in the case of any Indebtedness that does not require the current payment of interest; and

  (2)
  the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

        "Investments" means, with respect to any Person, all investments by such Person in other Persons, including Affiliates, in the form of loans, including Guarantees of Indebtedness or other Obligations, advances or capital contributions, excluding commission, travel, entertainment, moving and similar advances to officers and employees made in the ordinary course of business, prepaid expenses and accounts receivable, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Ball or any Restricted Subsidiary of Ball sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Ball such that, after giving effect to any such sale or disposition, such Person is no longer a direct or indirect Restricted Subsidiary of Ball, Ball or such Restricted Subsidiary, as the case may be, will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments."

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement or any lease in the nature thereof; provided that in no event shall an operating lease be deemed to constitute a Lien.

        "Limited Originator Recourse" means a reimbursement obligation to Ball or a Restricted Subsidiary in connection with a drawing on a letter of credit, revolving loan commitment, cash collateral account or other such credit enhancement issued to support Indebtedness of a Securitization Entity under a facility for the financing of trade receivables; provided, that the available amount of any such form of credit enhancement at any time shall not exceed 10% of the principal amount of such Indebtedness at such time.

        "Liquidated Damages" means the liquidated damages then owing under the registration rights agreement.

        "Moody's" means Moody's Investors Service, Inc.

        "Net Income" means, with respect to any specified Person, the net income or loss of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

  (1)
  any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

  (2)
  any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss; and

  (3)
  any one-time noncash charges (including legal, accounting and debt issuance costs) resulting from the Transactions.

        "Net Proceeds" means the aggregate cash proceeds or Cash Equivalents received by Ball or any of its Restricted Subsidiaries in respect of any Asset Sale, including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, net of all costs relating to such Asset Sale, including, without limitation, legal, accounting, investment banking and brokers fees, and sales and underwriting commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), and amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

        "New Credit Facilities" means that certain credit facility, to be entered into in connection with the transactions.

        "Non-Recourse Debt" means Indebtedness:

  (1)
  as to which neither Ball nor any of its Restricted Subsidiaries, other than a Securitization Entity, if applicable, (a) provides credit support of any kind, including any undertaking, agreement or instrument that would constitute Indebtedness, (b) is directly or indirectly liable as a guarantor or otherwise or (c) constitutes the lender;

  (2)
  no default with respect to which, including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary, would permit upon notice, lapse of time or both any holder of any other Indebtedness, other than the notes, of Ball or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

  (3)
  as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Ball or any of its Restricted Subsidiaries, other than a Securitization Entity, if applicable.

        "Obligations" means any principal, premium, if any, interest, (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Ball or its Restricted Subsidiaries whether or not a claim for post-filing interest is allowed in such proceeding, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, including liquidated damages, guarantees and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereof.

        "Permitted Business" means the lines of business conducted by Ball and its Restricted Subsidiaries on the date hereof and businesses substantially similar, related or incidental thereto or reasonable extensions thereof.

        "Permitted Investments" means:

  (1)
  any Investment in Ball or in a Restricted Subsidiary of Ball;

  (2)
  any Investment in Cash Equivalents;

  (3)
  any Investment by Ball or any Restricted Subsidiary of Ball in a Person engaged in a Permitted Business, if as a result of such Investment:

  (a)
  such Person becomes a Restricted Subsidiary of Ball; or

  (b)
  such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Ball or a Restricted Subsidiary of Ball;

  (4)
  any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales" (including, without limitation, any sale or other disposition of all or a portion of the business constituting the aerospace and technologies segment of Ball) or any other disposition of assets not constituting an Asset Sale;

  (5)
  any Investment made in exchange for the issuance of Equity Interests, other than Disqualified Stock, of Ball;

  (6)
  other Investments in any Person having an aggregate fair market value, measured on the date each such Investment was made and without giving effect to subsequent changes in value, when taken together with all other Investments made pursuant to this clause (6) since the date of the indenture not to exceed 2.5% of Total Assets.

  (7)
  Hedging Obligations;

  (8)
  (1) any Investment by Ball or a Restricted Subsidiary of Ball in a Securitization Entity or any Investment by a Securitization Entity in any other Person in connection with a Qualified Securitization Transaction; provided, that any Investment in a Securitization Entity is in the form of a Purchase Money Note or an Equity Interest; or (2) any sale or transfer of receivables in connection with the Schmalbach Receivables Facility;

  (9)
  any Investment existing on the date of the indenture and any amendment, modification, restatement, supplement, extension, renewal, refunding, replacement, or refinancing, in whole or in part, thereof;

  (10)
  any Investments received in satisfaction of judgments, settlements of debt or compromises of obligations incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

  (11)
  any Investment in Ball Asia Pacific, the proceeds of which are used to permanently repay Indebtedness of Ball Asia Pacific in an amount up to the amount that was outstanding on August 10, 1998 plus any interest, prepayment penalty and reasonable costs associated with such repayment;

  (12)
  Investments in Permitted Joint Ventures of up to $50 million outstanding at any time;

  (13)
  receivables owing to Ball or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided that such trade terms may include such concessionary trade terms as Ball or any such Restricted Subsidiary deems reasonable under the circumstances;

  (14)
  Investments deemed to have been made as a result of the acquisition of a Person that at the time of such acquisition held instruments constituting Investments that were not acquired in contemplation of the acquisition of such Person;

  (15)
  Investments in prepaid expenses and lease, utility and workers' compensation performance and other similar deposits;

  (16)
  commission, payroll, travel and similar advances to employees in the ordinary course of business;

  (17)
  Investments consisting of intercompany indebtedness not prohibited under the indenture;

  (18)
  Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons; and

  (19)
  Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business.

        "Permitted Joint Venture" means an entity characterized as a joint venture, however structured, engaged in a Permitted Business and in which Ball or a Restricted Subsidiary (a) owns at least 40% of the ownership interest or (b) has a right to receive at least 40% of the profits or distributions; provided that such joint venture is not a Subsidiary of Ball.

        "Permitted Liens" means:

  (1)
  Liens on assets, including, without limitation, the capital stock of a Subsidiary, of Ball or any of its Restricted Subsidiaries to secure Indebtedness under any Credit Facilities that is permitted by the terms of the indenture to be incurred, whether pursuant to the terms of the first or second paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock" or otherwise;

  (2)
  Liens on the assets, including, but not limited to, the capital stock of a subsidiary, of Ball or any of its Restricted Subsidiaries to secure Indebtedness in respect of any Hedging Obligations to any Hedging Counterparty, but only to the extent that such Hedging Obligations relate to Indebtedness that is permitted by the terms of the indenture to be incurred;

  (3)
  Liens on property or assets of a Person existing at the time such Person is acquired by, or merged into or consolidated with, Ball or any Restricted Subsidiary of Ball; provided, that such Liens were not put in place in contemplation thereof and do not extend to any property or assets other than those of the Person acquired by, or merged into or consolidated with, Ball or any Restricted Subsidiary of Ball;

  (4)
  Liens on property or assets existing at the time of acquisition thereof by Ball or any Restricted Subsidiary of Ball, provided, that such Liens were not put in place in contemplation thereof and only extend to the property or assets so acquired;

  (5)
  Liens existing on the date of the indenture;

  (6)
  Liens to secure any Permitted Refinancing Indebtedness incurred to refinance any Indebtedness secured by any Lien referred to in the foregoing clauses (1) through (5), as the case may be, at the time the original Lien became a Permitted Lien;

  (7)
  Liens in favor of Ball or any Restricted Subsidiary of Ball;

  (8)
  Liens to secure Indebtedness permitted by clause (16) of the second paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock";

  (9)
  Liens incurred in the ordinary course of business of Ball or any Restricted Subsidiary of Ball with respect to obligations that do not exceed $50 million in the aggregate at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit, other than trade credit in the ordinary course of business, and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by Ball or such Restricted Subsidiary;

  (10)
  Liens incurred or deposits made to secure the performance of statutory or regulatory obligations, bankers' acceptances, surety or appeal bonds, performance bonds, deposits to secure the performance of tenders, bids, trade contracts, government contracts, import duties, payment of rent, performance, letters of credit and return-of-money bonds, leases or licenses or other obligations of a like nature incurred in the ordinary course of business, including, without limitation, landlord Liens on leased properties;

  (11)
  Liens for taxes, assessments or governmental charges or claims that are not yet delinquent, that are not subject to penalties or interest for non-payment or that are being contested in good faith by appropriate proceedings; provided, that any reserve or other appropriate provision as shall be required to conform with GAAP shall have been made therefor;

  (12)
  Liens to secure Indebtedness, including Capital Lease Obligations, permitted by clause (4) of the second paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock" covering only the assets acquired with such Indebtedness;

  (13)
  carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's, suppliers' or other like Liens arising in the ordinary course of business and deposits made to obtain the release of such liens and with respect of obligations not overdue for a period in excess of 60 days or which are being contested in good faith by appropriate proceedings; provided, that any reserve or other appropriate provision as shall be required to conform with GAAP shall have been made therefor;

  (14)
  easements, rights-of-way, zoning ordinances and similar charges, restrictions, exceptions or other irregularities, reservations of, or rights of others for: licenses, sewers, electric lines, telegraph and telephone lines, and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in any case materially detract from the value of the property subject thereto or do not materially interfere with the ordinary conduct of the business of Ball and its Restricted Subsidiaries taken as a whole;

  (15)
  Liens in favor of customs and revenue authorities to secure payment of customs duties in connection with the importation of goods in the ordinary course of business and other similar Liens arising in the ordinary course of business;

  (16)
  leases or subleases granted to third Persons not materially interfering with the ordinary course of business of Ball and its Restricted Subsidiaries taken as a whole;

  (17)
  Liens, other than any Lien imposed by ERISA or any rule or regulation promulgated thereunder, incurred or pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

  (18)
  deposits made in the ordinary course of business to secure liability to insurance carriers;

  (19)
  Liens for purchase money obligations, including refinancings thereof permitted under the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock", provided, that (a) the Indebtedness secured by any such Lien is permitted under the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock" and (b) any such Lien encumbers only the asset so purchased;

  (20)
  any attachment or judgment Lien not constituting an Event of Default under clause (i) of the first paragraph of the section described above under the caption "—Events of Default and Remedies" and Liens arising from the rendering of a judgment that is not a final judgment or order against Ball or any Restricted Subsidiary with respect to which Ball or such Restricted Subsidiary is then proceeding with an appeal or other proceeding for review or in connection with surety or appeal bonds in connection with such attachment or judgment;

  (21)
  any interest or title of a lessor or sublessor under any operating lease or capital lease;

  (22)
  Liens (A) on assets transferred to a Securitization Entity or on assets of a Securitization Entity, in either case incurred in connection with a Qualified Securitization Transaction or (B) incurred pursuant to the Schmalbach Receivables Facility;

  (23)
  Liens under licensing agreements for use of intellectual property entered into in the ordinary course of business;

  (24)
  Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Ball and its Restricted Subsidiaries in the ordinary course of business; and

  (25)
  Rights of set-off of banks and other Persons.

        "Permitted Refinancing Indebtedness" means any Indebtedness of Ball or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Ball or any of its Restricted Subsidiaries, other than intercompany Indebtedness; provided, that:

  (1)
  the principal amount, or accreted value, if applicable, of such Permitted Refinancing Indebtedness does not exceed the principal amount, or accreted value, if applicable, of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded, plus all accrued interest and premiums on the Indebtedness and the amount of all fees, expenses, prepayment penalties and premiums incurred in connection therewith;

  (2)
  such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

  (3)
  if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

  (4)
  such Indebtedness is incurred either by Ball or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or any agency or political subdivision thereof or any other entity.

        "Purchase Money Note" means a promissory note of a Securitization Entity evidencing a line of credit, which may be irrevocable, from Ball or any Restricted Subsidiary of Ball in connection with a Qualified Securitization Transaction, which note shall be repaid from cash available to the Securitization Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.

        "Qualified Securitization Transaction" means any transaction or series of transactions pursuant to which Ball or any of its Restricted Subsidiaries may sell, convey or otherwise transfer to (a) a Securitization Entity, in the case of a transfer by Ball or any of its Restricted Subsidiaries, and (b) any other Person, in case of a transfer by a Securitization Entity, or may grant a security interest in, any receivables, whether now existing or arising or acquired in the future, of Ball or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such receivables, all contracts and contract rights and all Guarantees or other obligations in respect of such receivables, proceeds of such receivables and other assets, including contract rights, which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving receivables, collectively, "transferred assets"; provided, that, in the case of any such transfer by Ball or any of its Restricted Subsidiaries, the transferor receives cash or Purchase Money Notes in an amount which, when aggregated with the cash and Purchase Money Notes received by Ball and its Restricted Subsidiaries upon all other such transfers of transferred assets during the ninety days preceding such transfer, is at least equal to 75% of the aggregate face amount of all receivables so transferred during such day and the ninety preceding days.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary; provided, that, on the date of the indenture, all Subsidiaries of Ball other than Ball Asia Pacific, Ball Capital Corp. and the Excluded Subsidiaries shall be Restricted Subsidiaries of Ball.

        "S&P" means Standard & Poor's Ratings Group.

        "Schmalbach Receivables Facility" means the existing accounts receivable securitization program of Schmalbach–Lubeca GmbH and its Subsidiaries as amended, restated, modified, renewed, refunded, replaced, increased or refinanced, in whole or in part, from time to time by one or more of Schmalbach–Lubeca GmbH and its existing and future European subsidiaries, the Company's European affiliates that are Restricted Subsidiaries and Ball Capital Corp.; provided that, the principal or capital amount outstanding under any such facility shall not exceed €100 million in the aggregate.

        "Securitization Entity" means a Wholly-Owned Subsidiary of Ball, or another Person in which Ball or any Restricted Subsidiary of Ball makes an Investment and to which Ball or any Restricted Subsidiary of Ball transfers receivables and related assets, that engages in no activities other than in connection with the financing of receivables and that is designated by the Board of the Directors of Ball, as provided below, as a Securitization Entity (a) no portion of the Indebtedness or any other Obligations, contingent or otherwise, of which (1) is guaranteed by Ball or any Restricted Subsidiary of Ball, other than the Securitization Entity, other than pursuant to Standard Securitization Undertakings or Limited Originator Recourse, (2) is recourse to or obligates Ball or any Restricted Subsidiary of Ball, other than the Securitization Entity, in any way other than pursuant to Standard Securitization Undertakings or Limited Originator Recourse or (3) subjects any property or asset of Ball or any Restricted Subsidiary of Ball, other than the Securitization Entity, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings or Limited Originator Recourse, (b) with which neither Ball nor any Restricted Subsidiary of Ball has any material contract, agreement, arrangement or understanding other than on terms no less favorable to Ball or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Ball, other than fees payable in the ordinary course of business in connection with servicing receivables of such entity and (c) to which neither Ball nor any Restricted Subsidiary of Ball has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of Ball shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors of Ball giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing conditions.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

        "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by Ball or any Subsidiary of Ball that are reasonably customary in receivables securitization transactions.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subsidiary" means, with respect to any specified Person:

  (1)
  any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person; and

  (2)
  any partnership (a) the sole general partner or the managing general partner of which is such Person or an entity described in clause (1) and related to such Person or (b) the only general partners of which are such Person or one or more entities described in clause (1) and related to such Person, or any combination thereof.

        "Total Assets" means the total assets of Ball and its Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP, as shown on the most recently available consolidated balance sheet of Ball and its Restricted Subsidiaries.

        "Transactions" has the meaning assigned to the term "transactions" in this prospectus.

        "Unrestricted Subsidiary" means (a) each of Ball Asia Pacific, Ball Capital Corp., and the Excluded Subsidiaries and (b) any Subsidiary of Ball that is designated by the Board of Directors of Ball as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that such Subsidiary:

  (1)
  has no Indebtedness other than Non-Recourse Debt;

  (2)
  is not party to any agreement, contract, arrangement or understanding with Ball or any Restricted Subsidiary of Ball unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Ball or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Ball;

  (3)
  is a Person with respect to which neither Ball nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's net worth; and

  (4)
  has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Ball or any of its Restricted Subsidiaries; provided, however, that Ball and its Restricted Subsidiaries may guarantee the performance of Unrestricted Subsidiaries in the ordinary course of business except for guarantees of Obligations in respect of borrowed money.

        Any designation of a Subsidiary of Ball as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Ball as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock," Ball will be in default of such covenant. The Board of Directors of Ball may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Ball of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

  (1)
  the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years, calculated to the nearest one-twelfth, that will elapse between such date and the making of such payment; by

  (2)
  the then outstanding principal amount of such Indebtedness.

        "Wholly-Owned Subsidiary" means a Restricted Subsidiary, 100% of the outstanding Capital Stock and other Equity Interests of which are directly or indirectly owned by Ball.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

        The following is a general discussion of material U.S. federal income tax considerations of the exchange offer to a holder of old notes that acquired its old notes in their original issuance for cash at the initial offering price. The discussion is based on the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (IRS) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to persons who hold their notes as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This summary does not address all of the tax consequences that may be relevant to a particular holder or to holders that may be subject to special treatment under U.S. federal income tax laws. No ruling has been or will be sought from the IRS regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. Holders of the notes must consult their own tax advisors as to the U.S. federal income tax consequences of the exchange offer, as well as the effects of state, local and non-U.S. tax laws.

        The exchange of new notes for old notes pursuant to the exchange offer will not be treated as a taxable event for U.S. federal income tax purposes. Rather, the new notes received by a holder will be treated as a continuation of the old notes in the hands of such holder. Accordingly, such a holder will have the same tax basis and holding period in the new notes as it had in the old notes immediately prior to the exchange.

MATERIAL ERISA CONSIDERATIONS

        The following is a summary of material considerations associated with the acquisition and holding of the notes by employee benefit plans that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (referred to as the Code), or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (referred to collectively as similar laws), and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements (each referred to as a plan).

General Fiduciary Matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a plan subject to Title I of ERISA or Section 4975 of the Code and prohibit certain transactions involving the assets of such plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a plan or the management or disposition of the assets of such a plan, or who renders investment advice for a fee or other compensation to such a plan, is generally considered to be a fiduciary of the plan.

        In considering an investment in the notes, a plan fiduciary should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Code or any similar law relating to a fiduciary's duties to the plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code or any other applicable similar laws.

        Any insurance company proposing to invest assets of its general account in the notes should consider the extent that each investment would be subject to the requirements of ERISA in light of the U.S. Supreme Court's decision in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank and under any subsequent legislation or other guidance that has or may become available relating to that decision, including the enactment of Section 401(c) of ERISA by the Small Business Job Protection Act of 1996 and the regulations promulgated thereunder.

Prohibited Transaction Issues

        Section 406 of ERISA and Section 4975 of the Code prohibit plans subject to Title I of ERISA or Section 4975 of the Code from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by a plan with respect to which the issuer is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment trust partnerships, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

        Because of the foregoing, the notes should not be acquired or held by any person investing "plan assets" of any plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable similar laws.

Representations

        Accordingly, by acquiring a note, each acquiring person and each subsequent transferee of a note will be deemed to have represented and warranted that either (i) no portion of the assets used by such acquiring person or transferee to acquire the notes constitutes assets of any plan or (ii) the acquisition and holding of the notes by such acquiror or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable similar laws.

        The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons acquiring notes on behalf of, or with the assets of, any plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any similar laws to the acquisition or holding of the notes and whether an exemption would be applicable to such acquisition or holding.

PLAN OF DISTRIBUTION AND SELLING RESTRICTIONS

        The exchange offer is not being made to, nor will we accept surrenders of old notes for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

        This communication is directed solely at persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments, or (iii) are persons falling within Article 49(2)(a) to (d) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together are referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

        The distribution of this prospectus and the offer and sale of the new notes may be restricted by law in certain jurisdictions. Persons who come into possession of this prospectus or any of the new notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the new notes or possess or distribute this prospectus and, in connection with any purchase, offer or sale by you of the new notes, must obtain any consent, approval or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale.

        In reliance on interpretations of the staff of the SEC set forth in no-action letters issued to third parties in similar transactions, we believe that the new notes issued in the exchange offer in exchange for the old notes may be offered for resale, resold and otherwise transferred by holders without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes are acquired in the ordinary course of such holders' business and the holders are not engaged in and do not intend to engage in and have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of new notes. This position does not apply to any holder that is

  •
  an "affiliate" of Ball (as defined under the Securities Act); or

  •
  a broker-dealer.

        All broker-dealers receiving new notes in the exchange offer are subject to a prospectus delivery requirement with respect to resales of the new notes. Each broker-dealer receiving new notes for its own account in the exchange offer must represent that the old notes to be exchanged for the new notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the new notes. Any such broker-dealer is referred to as a participating broker-dealer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an "underwriter" (as defined under the Securities Act). If a broker-dealer acquired old notes as a result of market-making or other trading activities, it may use this prospectus, as amended or supplemented, in connection with offers to resell, resales or retransfers of new notes received in exchange for the old notes pursuant to the exchange offer. We have agreed that, for a period of 180 days after the consummation of the exchange offer, subject to extension under limited circumstances, we will use all commercially reasonable efforts to keep the exchange offer registration statement effective and make this prospectus available to any broker-dealer for use in connection with such resales. To date, the SEC has taken the position that broker-dealers may use a prospectus such as this one to fulfill their prospectus delivery requirements with respect to resales of new notes received in an exchange such as the exchange pursuant to the exchange offer, if the old notes for which the new notes were received in the exchange were acquired for their own accounts as a result of market-making or other trading activities.

        A broker-dealer intending to use this prospectus in the resale of new notes must so notify us on or prior to the expiration date. This notice may be given in the space provided in the letter of transmittal or may be delivered to the exchange agent.

        We may, in certain cases, issue a notice suspending use of the registration statement of which this prospectus forms a part. If we do so, the period during which the registration statement must remain effective will be extended for a number of days equal to the number of days the registration statement was in suspense.

        We will not receive any proceeds from any sale of the new notes by broker-dealers. Broker-dealers acquiring new notes for their own accounts may sell the notes in one or more transactions in the over-the-counter market, in negotiated transactions, through writing options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of such new notes.

        Any broker-dealer that held old notes acquired for its own account as a result of market-making activities or other trading activities, that received new notes in the exchange offer, and that participates in a distribution of new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes. Any profit on these resales of new notes and any commissions or concessions received by a broker-dealer in connection with these resales may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to our participation in the exchange offer, including the reasonable fees and expenses (not to exceed $25,000 without our prior written consent) of not more than one counsel for the holders of old notes and the initial purchasers, other than underwriting discounts and commissions and transfer taxes if any, of holders and will indemnify holders of the old notes, including any broker-dealers, against specified types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Certain legal matters as to the validity of the new notes are being passed upon for us by Donald C. Lewis, Vice President, General Counsel and Assistant Corporate Secretary of Ball Corporation, and Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois. Donald C. Lewis owns shares of Ball Corporation's common stock. See "—Voting Securities and Principal Shareholders."

EXPERTS

        The consolidated financial statements of Ball as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The combined financial statements of Schmalbach–Lubeca Beverage Cans as of December 31, 2001 and 2000 and for the 12 months ended December 31, 2001, the four months ended December 31, 2000, the eight months ended August 31, 2000 and the 12 months ended December 31, 1999, included in this prospectus have been so included in reliance on the report of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The following documents filed by Ball Corporation with the SEC under the Exchange Act are incorporated by reference in this prospectus to the extent they have been filed with the SEC:

  •
  Ball's Annual Report on Form 10-K for the year ended December 31, 2001;

  •
  Ball's Quarterly Reports on Form 10-Q for the quarters ended September 29, 2002, June 30, 2002 and March 31, 2002;

  •
  Ball's Proxy Statement on Schedule 14A filed with the SEC on March 14, 2002; and

  •
  Ball's Current Reports on Form 8-K filed with the SEC on December 31, 2002 (as amended by Form 8-K/A filed with the SEC on January 28, 2003), November 27, 2002, November 20, 2002, November 14, 2002, August 30, 2002, August 15, 2002, August 12, 2002 and January 25, 2002.

        To the extent they are filed with the SEC, documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering shall also be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or supersedes, to constitute a part of this prospectus.

        We will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon request of such person, a copy of any documents incorporated into this prospectus by reference other than exhibits thereto unless such exhibits are specifically incorporated by reference in the document that this prospectus incorporates. Requests for such copies should be directed to us at Ball Corporate Headquarters, 10 Longs Peak Drive, Broomfield, Colorado 80021-2510, Attention: Scott C. Morrison, Vice President and Treasurer, telephone number: (303) 469-3131.

WHERE YOU CAN FIND MORE INFORMATION

        Ball Corporation has filed a registration statement on Form S-4 with the SEC, of which this document forms a part, to register the new notes to be issued to holders whose old notes are accepted for exchange pursuant to the exchange offer. This prospectus does not contain all of the information included in the registration statement.

        We are subject to the reporting and other information requirements of the Exchange Act. We file reports and other information with the SEC. Such reports and other information filed by us pursuant to the Exchange Act may be inspected and copied at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a site on the World Wide Web containing reports, proxy materials, information statements and other items. The address is http://www.sec.gov. Our reports, proxy statements and other information can also be inspected and copied at the offices of the New York Stock Exchange, on which our common stock is listed (symbol: BLL).

        Schmalbach–Lubeca GmbH is subject to reporting and other information requirements under German corporate law. Schmalbach–Lubeca GmbH files reports and other information with the German Commercial Register at the District Court Ratingen. Other publications are made through the Federal

Gazette. Printed versions of certain reports, information statements and other items filed pursuant to the above mentioned laws and regulations may be received through the Federal Gazette, Bundesanzeiger Verlagsgesellschaft mbH, Amsterdamer Strasse 192, 50735 Cologne, Germany, phone: +49(0)221/97668-0 (online information available through http://www.gbi.de/bundesanzeiger.html; information is not free of charge). Relevant reports and other items may also be inspected and copied at the Commercial Register at the District Court Ratingen, Düsseldorfer Strasse 54, 40878 Ratingen, Germany, phone: +49(0)2102/1009-0.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Ball Corporation and Subsidiaries
Report of Independent Accountants
Consolidated Financial Statements as of December 31, 2001 and 2000 and for the three years in the period ended December 31, 2001:
Consolidated Statements of Earnings
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Statements of Shareholders' Equity and Comprehensive Earnings
Notes to Consolidated Financial Statements
Unaudited Condensed Consolidated Financial Statements as of September 29, 2002 and December 31, 2001, for the nine months ended September 29, 2002 and September 30, 2001 and, with respect to the Unaudited Condensed Consolidated Statements of Earnings, for the three months ended September 29, 2002 and September 30, 2001:
Unaudited Condensed Consolidated Statements of Earnings
Unaudited Condensed Consolidated Balance Sheets
Unaudited Condensed Consolidated Statements of Cash Flows
Notes to Unaudited Condensed Consolidated Financial Statements
Combined Financial Statements of Schmalbach–Lubeca Beverage Cans
Report of Independent Accountants
Combined Financial Statements as of December 31, 2001 and 2000 and for the 12 months ended December 31, 2001, for the four months ended December 31, 2000, for the eight months ended August 31, 2000 and for the 12 months ended December 31, 1999:
Combined Statements of Income
Combined Balance Sheet
Development of Divisional Equity
Combined Statements of Cash Flows
Notes to the Combined Financial Statements
Unaudited Combined Financial Statements for the nine months ended September 30, 2002 and September 30, 2001:
Unaudited Combined Statements of Income
Unaudited Combined Balance Sheet
Unaudited Development of Divisional Equity
Unaudited Condensed Combined Statements of Cash Flows
Notes to the Unaudited Combined Financial Statements

Report of Independent Accountants
To the Board of Directors and Shareholders
Ball Corporation

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareholders' equity and comprehensive earnings present fairly, in all material respects, the financial position of Ball Corporation and its subsidiaries at December 31, 2001, and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Denver, Colorado
January 22, 2002, except for Note 14 as to which the date is February 22, 2002

Consolidated Statements of Earnings
Ball Corporation and Subsidiaries

	Years ended December 31,
($ in millions, except per share amounts)	2001	2000	1999

Net sales	$3,686.1	$3,664.7	$3,707.2

Costs and expenses
Cost of sales (excluding depreciation and amortization)	3,142.2	3,067.1	3,111.0
Depreciation and amortization (Notes 7 and 8)	152.5	159.1	162.9
Business consolidation costs and other (Note 3)	271.2	76.4	–
Selling and administrative	135.6	138.9	140.9
Receivable securitization fees and product development (Note 5)	10.0	14.1	13.6

	3,711.5	3,455.6	3,428.4

Earnings (loss) before interest and taxes	(25.4)	209.1	278.8

Interest expense (Note 9)	88.3	95.2	107.6

Earnings (loss) before taxes	(113.7)	113.9	171.2
Tax provision (Note 11)	9.7	(42.8)	(64.9)
Minority interests	0.8	1.0	(1.9)
Equity in results of affiliates	4.0	(3.9)	(0.2)

Net earnings (loss)	(99.2)	68.2	104.2
Preferred dividends, net of tax	(2.0)	(2.6)	(2.7)

Earnings (loss) attributable to common shareholders	$(101.2)	$65.6	$101.5

Basic earnings (loss) per share (Note 15) (a)	$(1.85)	$1.13	$1.68

Diluted earnings (loss) per share (Note 15) (a)	$(1.85)	$1.07	$1.58

(a)
Per share amounts have been retroactively restated for the two-for-one stock split discussed in Note 14.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets
Ball Corporation and Subsidiaries

	December 31,
($ in millions)	2001	2000

Assets
Current assets
Cash and cash equivalents	$83.1	$25.6
Receivables, net (Note 5)	172.0	230.2
Inventories, net (Note 6)	449.3	627.5
Deferred taxes and prepaid expenses (Note 11)	89.1	86.0
Total current assets	793.5	969.3
Property, plant and equipment, net (Note 7)	904.4	1,003.7
Goodwill and other assets (Notes 3 and 8)	615.7	676.8

Total Assets	$2,313.6	$2,649.8

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt and current portion of long-term debt (Note 9)	$115.0	$125.7
Accounts payable	258.5	332.1
Accrued employee costs and other current liabilities	201.2	201.3
Total current liabilities	574.7	659.1
Long-term debt (Note 9)	949.1	1,011.6
Employee benefit obligations, deferred taxes and other liabilities (Notes 11 and 12)	276.0	281.8
Total liabilities	1,799.8	1,952.5
Contingencies (Note 19)
Minority interests	9.7	14.9
Shareholders' Equity (Note 13)
Series B ESOP Convertible Preferred Stock	–	53.4
Unearned compensation – ESOP	–	(10.6)
Preferred shareholder's equity	–	42.8
Common stock (75,707,774 shares issued – 2001; 73,546,762 shares issued – 2000) (a)	478.9	443.9
Retained earnings	410.0	529.3
Accumulated other comprehensive loss	(43.7)	(29.7)
Treasury stock, at cost (17,890,596 shares – 2001; 17,448,760 shares – 2000) (a)	(341.1)	(303.9)
Common shareholders' equity	504.1	639.6

Total shareholders' equity	504.1	682.4

Total Liabilities and Shareholders' Equity	$2,313.6	$2,649.8

(a)
Share amounts have been retroactively restated for the two-for-one stock split discussed in Note 14.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
Ball Corporation and Subsidiaries

	Years ended December 31,
($ in millions)	2001	2000	1999
Cash Flows from Operating Activities
Net earnings	$(99.2)	$68.2	$104.2
Noncash charges to net earnings:
Depreciation and amortization	152.5	159.1	162.9
Business consolidation costs net of related equity and minority interest effects	268.7	81.3	–
Deferred taxes	2.5	9.8	34.3
Other, net	(46.6)	(11.8)	6.1
Working capital changes, excluding effects of acquisitions and dispositions:
Receivables	33.9	(9.8)	53.5
Inventories	155.8	(73.8)	(49.1)
Accounts payable	(71.8)	(12.5)	(5.1)
Accrued salaries and wages	(37.9)	15.1	19.3
Other, net	(37.1)	(49.1)	(20.1)

Net cash provided by operating activities	320.8	176.5	306.0

Cash Flows from Investing Activities
Additions to property, plant and equipment	(68.5)	(98.7)	(107.0)
Acquisitions of previously leased assets and a PET manufacturing business	(77.9)	–	–
Incentive loan receipts and other, net	23.5	46.2	14.3

Net cash used in investing activities	(122.9)	(52.5)	(92.7)

Cash Flows from Financing Activities
Long-term borrowings	–	–	23.1
Repayments of long-term borrowings	(52.0)	(50.9)	(161.0)
Change in short-term borrowings	(10.3)	2.9	(13.2)
Common and preferred dividends	(20.4)	(21.6)	(22.5)
Proceeds from issuance of common stock under various employee and shareholder plans	32.1	30.7	36.8
Acquisitions of treasury stock	(85.9)	(91.6)	(72.3)
Other, net	(3.9)	(3.7)	(2.4)

Net cash provided by (used in) financing activities	(140.4)	(134.2)	(211.5)

Net Change in Cash and Temporary Investments	57.5	(10.2)	1.8
Cash and temporary investments – Beginning of Year	25.6	35.8	34.0

Cash and Temporary Investments – End of Year	$83.1	$25.6	$35.8

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Earnings
Ball Corporation and Subsidiaries

	Number of Shares (in thousands)			Years ended December 31, ($ in millions)
	2001	2000	1999	2001	2000	1999
Series B ESOP Convertible Preferred Stock
Balance, beginning of year	1,454	1,530	1,587	$53.4	$56.2	$57.2
Shares converted or retired	(1,454)	(76)	(57)	(53.4)	(2.8)	(1.0)

Balance, end of year	–	1,454	1,530	$–	$53.4	$56.2

Unearned Compensation – ESOP
Balance, beginning of year				$(10.6)	$(20.5)	$(29.5)
Amortization				10.6	9.9	9.0

Balance, end of year				$–	$(10.6)	$(20.5)

Common Stock (a)
Balance, beginning of year	73,546	71,700	69,720	$443.9	$413.0	$368.4
Shares issued for stock options and other employee and shareholder stock plans less shares exchanged, and other	2,162	1,846	1,980	35.0	30.9	44.6

Balance, end of year	75,708	73,546	71,700	$478.9	$443.9	$413.0

Retained Earnings
Balance, beginning of year				$529.3	$481.2	$397.9
Net earnings (loss)				(99.2)	68.2	104.2
Common dividends				(16.5)	(17.5)	(18.2)
Preferred dividends, net of tax				(2.0)	(2.6)	(2.7)
ESOP/treasury stock conversion				(1.6)	–	–

Balance, end of year				$410.0	$529.3	$481.2

Treasury Stock (a)
Balance, beginning of year	(17,448)	(12,066)	(8,810)	$(303.9)	$(212.3)	$(140.0)
Shares reacquired	(3,566)	(5,382)	(3,256)	(85.9)	(91.6)	(72.3)
ESOP/treasury stock conversion	3,124	–	–	48.7	–	–

Balance, end of year	(17,890)	(17,448)	(12,066)	$(341.1)	$(303.9)	$(212.3)

(a)
Share amounts have been retroactively restated for the two-for-one stock split discussed in Note 14.

	Years ended December 31,
($ in millions)	2001		2000		1999
	Comprehensive Earnings	Accumulated Other Comprehensive Loss	Comprehensive Earnings	Accumulated Other Comprehensive Loss	Comprehensive Earnings	Accumulated Other Comprehensive Loss
Comprehensive Earnings (Loss)
Balance, beginning of year		$(29.7)		$(26.7)		$(31.7)
Net earnings (loss)	$(99.2)		$68.2		$104.2

Foreign currency translation adjustment	(2.1)		(3.2)		4.0
Minimum pension liability adjustment, net of tax	(3.8)		0.2		1.0
Effective financial derivatives (Note 16)	(8.1)		–		–

Other comprehensive earnings (loss)	(14.0)	(14.0)	(3.0)	(3.0)	5.0	5.0

Comprehensive earnings (loss)	$(113.2)		$65.2		$109.2

Balance, end of year		$(43.7)		$(29.7)		$(26.7)

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Ball Corporation and Subsidiaries

1.    Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

        The consolidated financial statements include the accounts of Ball Corporation and its controlled affiliates (collectively, Ball, the company, we or our). Investments in 20 percent through 50 percent-owned affiliates are accounted for by the equity method where Ball does not control, but exercises significant influence over, operating and financial affairs. Otherwise, investments are included at cost. Differences between the carrying amounts of equity investments and the company's interest in underlying net assets are amortized over periods benefited. Significant intercompany transactions are eliminated. The results of subsidiaries and equity affiliates in Asia are reflected in the consolidated financial statements on a one-month lag.

Subsequent Event

        On January 23, 2002, the company declared a two-for-one stock split of its common stock. See Note 14 for additional information.

Reclassifications

        Certain prior year amounts have been reclassified in order to conform with the current year presentation.

Use of Estimates

        Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies and reported amounts of revenues and expenses. These estimates are based on historical experience and various other assumptions believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

Foreign Currency Translation

        Assets and liabilities of foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and revenues and expenses are translated using average exchange rates during each period. Translation gains and losses are reported in accumulated other comprehensive loss as a component of common shareholders' equity.

Revenue Recognition

        Sales of products in the packaging segment are recognized upon the transfer of title. In the case of long-term contracts within the aerospace and technologies segment, sales are recognized under the cost-to-cost, percentage-of-completion method. Certain U.S. government contracts contain profit incentives based upon technical and cost performance relative to predetermined targets. Profit incentives are recorded when there is sufficient information to assess anticipated contract performance. Provision for estimated contract losses, if any, is made in the period that such losses are determined.

Temporary Investments

        Temporary investments are considered cash equivalents if original maturities are three months or less.

Derivative Financial Instruments

        The company uses derivative financial instruments for the purpose of hedging exposures to fluctuations in interest rates, foreign currency exchange rates, raw materials purchasing and the common share repurchase program. As required under the guidelines of Statement of Financial Accounting Standards (SFAS) No. 133, all of the company's derivative instruments are recorded in the consolidated balance sheet at fair value. For a derivative designated as a fair value hedge of a recognized asset or liability, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive loss and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss associated with a cash flow hedge is reported in earnings immediately.

Inventories

        Inventories are stated at the lower of cost or market. The cost of the aluminum component of U.S. metal beverage container inventories and substantially all inventories within the U.S. metal food container business is determined using the last-in, first-out (LIFO) method of accounting. The cost of remaining inventories is determined using the first-in, first-out (FIFO) method.

Depreciation and Amortization

        Depreciation is provided using the straight-line method in amounts sufficient to amortize the cost of the properties over their estimated useful lives (buildings and improvements – 15 to 40 years; machinery and equipment – 5 to 15 years). Through the end of 2001, goodwill was amortized using the straight-line method over 40 years. However, in accordance with SFAS No. 142 (discussed further in the "New Accounting Pronouncements" section) beginning on January 1, 2002, goodwill will no longer be amortized. The company evaluates long-lived assets, including goodwill and other intangibles, when events suggest that they may be impaired or may not be fully recoverable or the depreciation or amortization period should be reconsidered. Beginning in 2002, impairment will be evaluated in accordance with the guidelines to be considered under SFAS No. 142.

Taxes on Income

        Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date, based upon enacted income tax laws and tax rates. Income tax expense or benefit is provided based on earnings reported in the financial statements. The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities. Deferred tax assets and operating loss and tax credit carryforwards are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that any portion of these tax attributes will not be realized.

Employee Stock Ownership Plan

        On December 14, 2001, Ball's Employee Stock Ownership Plan (ESOP) trust paid the remaining balance of the ESOP loan. At that time, the company discontinued matching the ESOP participants' contributions to the 401(k). All of the preferred shares were converted into the company's common shares and distributed to the participants. Prior to that date, the cost of the ESOP was recorded using the shares allocated transitional method under which the annual pretax cost of the ESOP, including preferred dividends, approximated program funding. Compensation and interest components of ESOP cost were included in net earnings and preferred dividends, net of related tax benefits, were shown as a reduction from net earnings.

Earnings Per Share

        Basic earnings per share are computed by dividing the net earnings attributable to common shareholders by the weighted average number of common shares outstanding for the period. Shares converted under the ESOP plan are included after December 14, 2001. Diluted earnings per share reflect the potential dilution that could occur if outstanding dilutive stock options were exercised, and prior to final repayment of the ESOP loan by the trust, also included the assumed conversion of the Series B ESOP Convertible Preferred Stock into additional outstanding common shares as well as the related earnings adjustment.

New Accounting Pronouncements

        In August 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement is effective for Ball beginning January 1, 2002. The company believes there will be no impact upon adoption of this standard.

        The FASB recently issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method be used for business combinations. Its provisions became effective for acquisitions after June 30, 2001. SFAS No. 142 establishes accounting guidelines for intangible assets acquired outside of a business combination. It also addresses how goodwill and other intangible assets are to be accounted for after initial recognition in the financial statements. In general goodwill and certain intangible assets will no longer be amortized but will be tested periodically for impairment. Resulting write-downs, if any, will be recognized in the statement of earnings. This statement became effective for Ball beginning January 1, 2002. We have evaluated the impact on the company's results from adopting SFAS No. 142 and have included a summary of the results in Note 8. At this time, we do not anticipate impairment charges upon its adoption and 2000 net earnings are expected to improve by $8 million with the cessation of amortization.

        SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, an amendment of SFAS 133, essentially require all derivatives to be recorded on the balance sheet at fair value and establish new accounting practices for hedge instruments. The adoption of these statements, which became effective for Ball on January 1, 2001, has not had a significant impact on the company's earnings or financial condition.

        Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation – an Interpretation of Accounting Principles Board Opinion No. 25," clarifies certain issues related to the accounting for stock compensation and was effective for Ball as of the beginning of the third quarter of 2000. This interpretation did not have an effect on our reported results in 2001 or 2000.

        Staff Accounting Bulletin (SAB) No. 101, which was issued by the U.S. Securities and Exchange Commission, provides guidance on the recognition, presentation and disclosure of revenue in the financial statements and became effective for Ball in the fourth quarter of 2000. The adoption of this guidance had an insignificant effect on our results in 2001 and 2000.

        The Emerging Issues Task Force (EITF) reached a consensus in September on a portion of Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires companies to report shipping and handling fees and costs as a component of cost of sales. The effect of this guidance resulted in offsetting increases in net sales and cost of sales in the consolidated statement of earnings and accompanying notes. Reclassifications of $126.9 million and $123 million for 2000 and 1999, respectively, were reflected in those periods for comparative purposes.

2.    Business Segment Information

        Ball's operations are organized along its product lines and include two segments – the packaging segment and the aerospace and technologies segment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. See Notes 3 and 4 for information regarding transactions affecting segment results.

Packaging

        The packaging segment includes the manufacture and sale of metal and PET (polyethylene terephthalate) plastic containers, primarily for use in beverage and food packaging. Our consolidated packaging operations are located in and serve North America (the U.S. and Canada) and Asia, primarily the People's Republic of China (PRC). We also have investments in packaging companies in the PRC, Brazil and Thailand, which are accounted for under the equity method, and, accordingly, those results are not included in segment earnings or assets.

Aerospace and Technologies

        The aerospace and technologies segment includes defense systems, civil space systems and commercial space operations.

Major Customers

        Packaging segment sales to Miller Brewing Company represented approximately 16 percent of net sales in 2001 and 15 percent in both 2000 and 1999. Sales to PepsiCo, Inc., and affiliates represented approximately 13 percent, 14 percent and 13 percent of consolidated net sales in 2001, 2000 and 1999, respectively. Sales to the Coca-Cola Company and affiliates represented 7 percent of consolidated net sales in 2001 and 11 percent in 2000 and 1999. Sales to all bottlers of Pepsi-Cola and Coca-Cola branded beverages comprised approximately 31 percent of consolidated net sales in 2001 and 35 percent of consolidated net sales in 2000 and 1999. Sales to various U.S. government agencies by the aerospace and technologies segment, either as a prime contractor or as a subcontractor, represented approximately 10 percent of consolidated net sales in 2001 and 9 percent of consolidated net sales in 2000 and 1999.

        Financial data segmented by geographic area is provided below.

Summary of Net Sales by Geographic Area

($ in millions)	U.S.	Other (a)	Consolidated
2001	$3,264.3	$421.8	$3,686.1
2000	3,195.9	468.8	3,664.7
1999	3,237.1	470.1	3,707.2

Summary of Long-Lived Assets (b) by Geographic Area

($ in millions)	U.S.	PRC	Other (c)	Consolidated
2001	$1,351.9	$123.0	$45.2	$1,520.1
2000	1,565.5	301.8	(186.8)	1,680.5
1999	1,701.6	352.0	(217.3)	1,836.3
(a)
Includes the company's net sales in the PRC and Canada, neither of which are significant, intercompany eliminations and other.
(b)
Long-lived assets primarily consist of property, plant and equipment, goodwill and other intangible assets.
(c)
Includes the company's long-lived assets in Canada, which are not significant, intercompany eliminations and other.

Summary of Business by Segment

($ in millions)	2001	2000	1999
Net Sales
North American metal beverage	$2,178.6	$2,245.5	$2,326.4
North American metal food	625.3	576.4	524.1
North American plastic containers	292.7	265.7	255.4
International (Note 3)	170.6	214.1	218.3

Total packaging	3,267.2	3,301.7	3,324.2
Aerospace and technologies	418.9	363.0	383.0

Consolidated net sales	$3,686.1	$3,664.7	$3,707.2

Consolidated Earnings
Packaging	$241.3	$278.4	$276.7
Business consolidation costs and other (Note 3)	(257.4)	(83.4)	–

Total packaging	(16.1)	195.0	276.7

Aerospace and technologies	31.5	29.0	24.9
Business consolidation costs in 2001 and ESOP settlement in 2000 (Note 3)	(13.8)	7.0	–

Total aerospace and technologies	17.7	36.0	24.9

Segment earnings before interest and taxes	1.6	231.0	301.6
Corporate undistributed expenses	(27.0)	(21.9)	(22.8)

Earnings (loss) before interest and taxes	(25.4)	209.1	278.8
Interest expense	(88.3)	(95.2)	(107.6)
Provision for taxes	9.7	(42.8)	(64.9)
Minority interests	0.8	1.0	(1.9)
Equity in net results of affiliates	4.0	(3.9)	(0.2)

Consolidated earnings (loss)	$(99.2)	$68.2	$104.2

Depreciation and Amortization
Packaging	$138.1	$143.9	$146.4
Aerospace and technologies	12.4	13.0	13.5

Segment depreciation and amortization	150.5	156.9	159.9
Corporate	2.0	2.2	3.0

Consolidated depreciation and amortization	$152.5	$159.1	$162.9

Net Investment
Packaging	$1,504.4	$1,410.9	$1,319.7
Aerospace and technologies	190.5	181.8	161.6

Segment net investment	1,694.9	1,592.7	1,481.3
Corporate net investment and eliminations	(1,190.8)	(910.3)	(790.4)

Consolidated net investment	$504.1	$682.4	$690.9

Investments in Equity Affiliates
Packaging	$53.7	$65.6	$79.0
Aerospace and technologies	15.1	15.6	2.3

Consolidated investments in equity affiliates	$68.8	$81.2	$81.3

Property, Plant and Equipment Additions
Packaging	$53.5	$85.9	$95.8
Aerospace and technologies	11.8	12.0	10.1

Segment property, plant and equipment additions	65.3	97.9	105.9
Corporate	3.2	0.8	1.1

Consolidated property, plant and equipment additions	$68.5	$98.7	$107.0

3.    Business Consolidation Costs and Other

        In June 2001 Ball announced the reorganization of its PRC packaging business. As a part of the reorganization plan, we have exited the general line metal can business and have closed one PRC beverage can plant. We are in the process of closing another PRC beverage can plant and relocating production equipment. The remaining actions are expected to be completed during 2002. A $237.7 million pretax charge ($185 million after tax and minority interest impact) was recorded in connection with this reorganization. The charge was comprised of: (1) $90.3 million to write-down fixed assets and related spare parts held for sale to net realizable value, including estimated cost to sell; (2) $64.4 million of goodwill to estimated recoverable amounts; (3) $28.8 million for the acquisition of minority partner interests and write off of unrecoverable equity investments; (4) $24 million of accounts receivable deemed uncollectible and inventories deemed unsalable, both as a direct result of the exit plan; (5) $13 million of severance cost and other employee benefits; and (6) $17.2 million of decommissioning costs, miscellaneous taxes and other exit costs. Based on current estimates, positive cash flow of approximately $29 million, including tax recoveries, is expected upon the completion of the reorganization plan. Revenues from the general line metal can business were approximately $20.4 million through August 2001, $45 million for the year 2000 and $41.2 million in 1999.

        Also in the second quarter of 2001, we ceased operations in two commercial developmental product lines in our aerospace and technologies business. A pretax charge of $16 million ($9.7 million after tax) was recorded in the second quarter of 2001. The charge was comprised of: (1) $10 million of accounts receivable deemed uncollectible and inventories deemed unsalable, both as a direct result of the exit plan; (2) $2 million to write-down fixed assets held for sale to net realizable value, including estimated costs to sell; (3) $3.6 million of decommissioning and other exit costs; and (4) $0.4 million of severance and other employee benefit costs.

        In November 2001 Ball announced the closure of its Moultrie, Georgia, plant to address overcapacity in the aluminum beverage can industry in North America. The plant was closed in December and the company recorded a charge of $24.7 million ($15 million after tax). The charge included: (1) $15.8 million for the write-down of fixed assets held for sale and related machinery spare parts inventory to estimated net realizable value, including estimated costs to sell; (2) $4.7 million for severance and other employee benefit costs; (3) $3.2 million for other assets and decommissioning costs; and (4) $1 million for contractual pension and retirement obligations which have been included in the appropriate liability accounts. Based on current estimates, positive cash flow of approximately $4 million, including tax recoveries, is expected upon completion of the plant closure. This charge was offset in part by the reversal of $7.2 million ($4.5 million after tax) of the June 2001 restructuring charge, primarily due to original estimates exceeding net actual costs as activities are concluded.

        The 2001 charges are comprised of:

($ in millions)	Fixed Assets/ Spare Parts	Goodwill	Acquisition of Minority Partner Interests	Pension/ Employee Costs	Other Assets/ Costs	Total
Charge to earnings in second quarter 2001:
PRC	$90.3	$64.4	$28.8	$13.0	$41.2	$237.7
Aerospace and technologies	2.0	–	–	0.4	13.6	16.0
Charge/reversal to earnings in fourth quarter 2001:
North America packaging	15.8	–	–	5.7	3.2	24.7
PRC	(7.2)	–	(0.9)	(3.5)	6.6	(5.0)
Aerospace and technologies	(0.1)	–	–	(0.3)	(1.8)	(2.2)

	100.8	64.4	27.9	15.3	62.8	271.2
Payments	–	–	(10.4)	(5.6)	(3.6)	(19.6)
Transfers to assets to reflect estimated realizable values	(100.8)	(64.4)	(19.4)	–	(40.3)	(224.9)
Transfers to liabilities	–	–	1.9	(1.0)	(2.3)	(1.4)

Balance at December 31, 2001	$–	$–	$–	$8.7	$16.6	$25.3

        Severance and other benefit costs are associated with the termination of 1,592 employees, primarily manufacturing and administrative personnel. The carrying value of fixed assets remaining for sale in connection with the 2001 charges is $1.1 million.

        In the second quarter of 2000, the company recorded an $83.4 million pretax charge ($55 million after tax, minority interests and equity earnings impacts) for packaging business consolidation and investment exit activities in North America and the PRC. The consolidation plan is complete and one plant and a portion of the equipment remain for sale. The $83.4 million charge included: (1) $43.9 million for the write-down to estimated net realizable value of fixed assets held for sale and related spare parts inventory; (2) $9 million for severance, supplemental unemployment and other related benefits; (3) $14.3 million for contractual pension and retirement obligations which have been included in the appropriate liability accounts; (4) $5.4 million for the write-down of goodwill associated with the closed PRC plant; (5) $8.2 million for the write-down of equity investments; and (6) $2.6 million for other assets and consolidation costs.

        The carrying value of fixed assets remaining for sale in connection with the 2000 business exit activities, as well as the remaining integration activities related to a 1998 acquisition, was approximately $6.1 million at December 31, 2001. Of the $14.2 million of severance and other estimated liabilities accrued as exit costs at December 31, 2000, $9.2 million has been paid and $4.1 million has been reclassified as a reduction of goodwill. The remaining accrued employee severance and other exit costs at December 31, 2001, were less than $1 million.

        Subsequent changes to the estimated costs of the 2001 and 2000 business consolidation activities, if any, will be included in current-period earnings.

        During the third quarter of 2000, the company recognized cost recovery of approximately $7 million (approximately $4.3 million after tax) related to the Armed Services Board of Contract Appeals upholding the company's claim to recoverability of costs associated with Ball's ESOP for fiscal years beginning in 1989.

4.    Acquisition

        On December 28, 2001, Ball acquired substantially all of the assets of Wis-Pak Plastics, Inc. (Wis-Pak) for approximately $27.5 million. Additional payments of up to $10 million in total, including interest, are contingent upon the future performance of the acquired business through 2006. The contingent purchase price component will be recognized as the performance levels are achieved. Under the acquisition agreement, Ball entered into a ten-year agreement to supply 100 percent of Wis-Pak's annual PET container requirements, which are currently 550 million containers annually. The acquisition is not significant to the packaging segment's financial statements.

        Subsequent increases in actual costs, if any, associated with the company's acquisitions will be included in current-period earnings while subsequent decreases, if any, will result in a reduction in goodwill.

5.    Accounts Receivable

        Accounts receivable are net of an allowance for doubtful accounts of $13.5 million at December 31, 2001, and $15.1 million at December 31, 2000.

        A trade accounts receivable securitization agreement provides for the ongoing, revolving sale of a designated pool of U.S. packaging trade accounts receivable, up to $125 million. Net funds received from the sale of the accounts receivable totaled $122.5 million at both December 31, 2001 and 2000, and are reflected as a reduction in accounts receivable in the consolidated balance sheet. Fees incurred in connection with the sale of accounts receivable totaled $5.5 million in 2001, $8.4 million in 2000 and $7 million in 1999.

        Net accounts receivable under long-term contracts, due primarily from agencies of the U.S. government, were $60.7 million and $100.1 million at December 31, 2001 and 2000, respectively, and include unbilled amounts representing revenue earned but contractually not yet billable of $19.9 million and $47.2 million, respectively. The average length of the long-term contracts is approximately three years and the average length remaining on those contracts at December 31, 2001, was approximately 13 months. Approximately $3.6 million of unbilled receivables at December 31, 2001, is expected to be collected after one year and is related to fees and cost withholds that will be paid upon completion of milestones or other contract terms, as well as final overhead rate settlements.

6.    Inventories

	December 31,
($ in millions)	2001	2000
Raw materials and supplies	$148.9	$214.9
Work in process and finished goods	300.4	412.6

	$449.3	$627.5

        Approximately 40 percent and 41 percent of total inventories at December 31, 2001 and 2000, respectively, were valued using the LIFO method of accounting. Inventories at December 31, 2001 and 2000 would have been $3.5 million and $5.7 million higher, respectively, than the reported amounts if the FIFO method of accounting, which approximates replacement cost, had been used for those inventories.

7.    Property, Plant and Equipment

	December 31,
($ in millions)	2001	2000
Land	$49.5	$52.1
Buildings	456.8	438.9
Machinery and equipment	1,398.5	1,410.2

	1,904.8	1,901.2
Accumulated depreciation	(1,000.4)	(897.5)

	$904.4	$1,003.7

        Depreciation expense amounted to $137.9 million, $142.2 million and $143.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. The significant reduction in property, plant and equipment during 2001 as a result of reorganization activities in the PRC and North America (discussed in Note 3) was offset by the acquisition of previously leased assets and the assets obtained in the acquisition of Wis-Pak (discussed in Note 4).

8.    Goodwill and Other Assets

	December 31,
($ in millions)	2001	2000
Goodwill (net of accumulated amortization of $65.2 and $54.5 at December 31, 2001, and 2000, respectively)	$357.8	$436.8
Investments in affiliates	68.8	81.2
Prepaid pension	101.0	67.1
Other	88.1	91.7

	$615.7	$676.8

        Total amortization expense, including that in connection with goodwill, amounted to $14.6 million, $16.9 million and $19.1 million for the years ended December 31, 2001, 2000 and 1999, respectively, of which $10.7 million, $12.6 million and $13.4 million related to the amortization of goodwill. Goodwill of $64.4 million was written off in connection with the business consolidation in the PRC as discussed in Note 3. The remaining reduction in goodwill since December 31, 2000, is the result of cost allocation adjustments related to past acquisitions as required in accordance with generally accepted accounting principles, offset in large part by the initial estimate of goodwill in connection with the Wis-Pak acquisition (discussed in Note 4).

        In accordance with SFAS No. 142, which Ball adopted on January 1, 2002, goodwill is no longer amortized but rather tested periodically for impairment. The following table summarizes the pro forma earnings and per share impact if goodwill had not been amortized during 2001, 2000 and 1999:

($ in millions, except per share amounts)	2001	2000	1999
Net earnings (loss), as reported	$(99.2)	$68.2	$104.2
Add back goodwill amortization, net of tax	9.1	10.7	11.0

Adjusted net earnings (loss)	$(90.1)	$78.9	$115.2

Basic Earnings per Share:
Basic earnings (loss) per share, as reported	$(1.85)	$1.13	$1.68
Add back goodwill amortization, net of tax	0.17	0.18	0.18

Adjusted basic earnings (loss) per share	$(1.68)	$1.31	$1.86

Diluted Earnings per Share:
Diluted earnings (loss) per share, as reported	$(1.85)	$1.07	$1.58
Add back goodwill amortization, net of tax	0.15	0.17	0.17

	$(1.70)	$1.24	$1.75

9.    Debt and Interest Costs

        Short-term debt consisted of non-recourse Asian bank facilities of which $48 million and $58.5 million were outstanding at December 31, 2001 and 2000, respectively. The weighted average interest rate of the outstanding facilities was 5.7 percent at December 31, 2001, and 6.5 percent at December 31, 2000.

        Long-term debt at December 31 consisted of the following:

($ in millions)	2001	2000
Notes Payable
7.75% Senior Notes due August 2006	$300.0	$300.0
8.25% Senior Subordinated Notes due August 2008	250.0	250.0
Senior Credit Facility:
Term Loan A due August 2004 (2001 – 2.8125%; 2000 – 7.5%)	245.0	295.0
Term Loan B due March 2006 (2001 – 3.8125%; 2000 – 8.5%)	194.0	196.0
Industrial Development Revenue Bonds
Floating rates due through 2011 (2001 – 1.45%; 2000 – 5%)	27.1	27.1
ESOP Debt Guarantee
9.60% installment note due through 2001	–	10.7

	1,016.1	1,078.8
Less: Current portion of long-term debt	(67.0)	(67.2)

	$949.1	$1,011.6

        The company's Senior Credit Facility bears interest at variable rates and is comprised of the following: (1) Term Loan A due in installments through August 2004; (2) Term Loan B due in installments through March 2006; (3) a revolving credit facility which provides us with up to $575 million revolving credit facility, comprised of a $125 million, 364-day annually renewable facility and a $450 million long-term committed facility expiring in August 2004; and (4) a $50 million long-term committed Canadian facility expiring in November 2002. At December 31, 2001, $596 million was available under the revolving credit facilities, after allowing for outstanding letters of credit.

        The Senior Notes, Senior Subordinated Notes and Senior Credit Facility agreements are guaranteed on a full, unconditional and joint and several basis by certain of the company's domestic wholly-owned subsidiaries. All amounts outstanding under the Senior Credit Facility are secured by: (1) a pledge of 100 percent of the stock owned by the company in its direct and indirect majority-owned domestic subsidiaries and (2) a pledge of the company's stock, owned directly or indirectly, of certain foreign subsidiaries, which equals 65 percent of the stock of each such foreign subsidiary. Separate financial statements for the guarantor subsidiaries and the non-guarantor subsidiaries are not presented because management has determined that such financial statements would not be material to investors. Condensed, consolidating financial information for the company, segregating the guarantor subsidiaries and non-guarantor subsidiaries, will be provided in an exhibit to our Form 10-K for the year ended December 31, 2001.

        Ball's subsidiary and its consolidated affiliates in the PRC had short-term uncommitted credit facilities of approximately $87 million, of which $48 million was outstanding at December 31, 2001.

        Maturities of all fixed long-term debt obligations outstanding at December 31, 2001, are $67 million, $87 million, $100.1 million, $10 million and $486 million for the years ending December 31, 2002 through 2006, respectively, and $266 million thereafter.

        Ball issues letters of credit in the ordinary course of business to secure liabilities recorded in connection with industrial development revenue bonds and insurance arrangements, of which $28.6 million were outstanding at December 31, 2001. Ball also has provided a completion guarantee representing 50 percent of the $30.5 million of debt issued by our Brazilian joint venture to fund the construction of facilities.

        The company was not in default of any loan agreement at December 31, 2001, and has met all payment obligations. The U.S. note agreements, bank credit agreement and industrial development revenue bond agreements contain certain restrictions relating to dividends, share repurchases, investments, financial ratios, guarantees and the incurrence of additional indebtedness.

        A summary of total interest cost paid and accrued follows:

($ in millions)	2001	2000	1999
Interest costs	$89.7	$98.5	$109.6
Amounts capitalized	(1.4)	(3.3)	(2.0)

Interest expense	$88.3	$95.2	$107.6

Interest paid during the year	$89.0	$96.8	$111.2

Subsidiary Guarantees of Debt

        The company's Senior Notes, Senior Subordinated Notes and Senior Credit Facility agreements are guaranteed on a full, unconditional, and joint and several basis by certain of the company's wholly-owned domestic subsidiaries. The following is condensed, consolidating financial information for the company, segregating the guarantor subsidiaries and non-guarantor subsidiaries, as of December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999 (in millions of dollars). Certain prior-year amounts have been reclassified in order to conform with the current year presentation. Separate financial statements for the guarantor subsidiaries and the non-guarantor subsidiaries are not presented because management has determined that such financial statements would not be material to investors.

	CONSOLIDATED BALANCE SHEET
	December 31, 2001
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
ASSETS
Current assets
Cash and cash equivalents	$52.7	$0.4	$30.0	$–	$83.1
Accounts receivable, net	1.6	142.6	27.8	–	172.0
Inventories, net	–	375.5	73.8	–	449.3
Deferred income tax benefits and prepaid expenses	183.3	126.2	1.6	(222.0)	89.1

Total current assets	237.6	644.7	133.2	(222.0)	793.5

Property, plant and equipment, at cost	25.9	1,620.2	258.7	–	1,904.8
Accumulated depreciation	(13.8)	(870.8)	(115.8)	–	(1,000.4)

	12.1	749.4	142.9	–	904.4

Investment in subsidiaries	1,637.8	57.9	9.8	(1,705.5)	–
Investment in affiliates	7.4	15.3	46.1	–	68.8
Goodwill, net	–	326.6	31.2	–	357.8
Other assets	106.2	65.5	17.4	–	189.1

	$2,001.1	$1,859.4	$380.6	$(1,927.5)	$2,313.6

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	$67.0	$–	$48.0	$–	$115.0
Accounts payable	4.1	215.7	38.7	–	258.5
Salaries and wages	8.9	76.5	5.6	–	91.0
Other current liabilities	45.5	248.4	38.3	(222.0)	110.2

Total current liabilities	125.5	540.6	130.6	(222.0)	574.7
Long-term debt	939.0	10.1	–	–	949.1
Intercompany borrowings	308.2	291.7	98.9	(698.8)	–
Employee benefit obligations, deferred income taxes and other	124.3	95.4	56.3	–	276.0

Total liabilities	1,497.0	937.8	285.8	(920.8)	1,799.8

Contingencies
Minority interests	–	–	9.7	–	9.7

Shareholders' equity
Convertible preferred stock	–	–	179.6	(179.6)	–

Preferred shareholders' equity	–	–	179.6	(179.6)	–

Common stock	478.9	724.5	239.2	(963.7)	478.9
Retained earnings	410.0	207.8	(304.7)	96.9	410.0
Accumulated other comprehensive loss	(43.7)	(10.7)	(29.0)	39.7	(43.7)
Treasury stock, at cost	(341.1)	–	–	–	(341.1)

Common shareholders' equity	504.1	921.6	(94.5)	(827.1)	504.1

Total shareholders' equity	504.1	921.6	85.1	(1,006.7)	504.1

	$2,001.1	$1,859.4	$380.6	$(1,927.5)	$2,313.6

	CONSOLIDATED BALANCE SHEET
	December 31, 2000
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
ASSETS
Current assets
Cash and cash equivalents	$12.3	$0.2	$13.1	$–	$25.6
Accounts receivable, net	3.0	171.4	55.8	–	230.2
Inventories, net	–	498.8	128.7	–	627.5
Deferred income tax benefits and prepaid expenses	197.5	114.7	6.2	(232.4)	86.0

Total current assets	212.8	785.1	203.8	(232.4)	969.3

Property, plant and equipment, at cost	25.8	1,534.8	340.6	–	1,901.2
Accumulated depreciation	(15.2)	(768.2)	(114.1)	–	(897.5)

	10.6	766.6	226.5	–	1,003.7

Investment in subsidiaries	1,476.5	340.0	9.8	(1,826.3)	–
Investment in affiliates	7.8	15.7	57.7	–	81.2
Goodwill, net	–	338.8	98.0	–	436.8
Other assets	81.0	43.9	33.9	–	158.8

	$1,788.7	$2,290.1	$629.7	$(2,058.7)	$2,649.8

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	$67.2	$–	$58.5	$–	$125.7
Accounts payable	7.4	262.8	61.9	–	332.1
Salaries and wages	10.6	100.6	7.4	–	118.6
Other current liabilities	34.9	248.9	31.3	(232.4)	82.7

Total current liabilities	120.1	612.3	159.1	(232.4)	659.1
Long-term debt	1,001.5	10.1	–	–	1,011.6
Intercompany borrowings	(142.1)	59.8	82.3	–	–
Employee benefit obligations, deferred income taxes and other	126.8	98.5	56.5	–	281.8

Total liabilities	1,106.3	780.7	297.9	(232.4)	1,952.5

Contingencies
Minority interests	–	–	14.9	–	14.9

Shareholders' equity
Series B ESOP Convertible Preferred Stock	53.4	–	–	–	53.4
Convertible preferred stock	–	–	179.6	(179.6)	–
Unearned compensation – ESOP	(10.6)	–	–	–	(10.6)

Preferred shareholders' equity	42.8	–	179.6	(179.6)	42.8

Common stock	443.9	1,155.7	239.7	(1,395.4)	443.9
Retained earnings	529.3	355.7	(78.6)	(277.1)	529.3
Accumulated other comprehensive loss	(29.7)	(2.0)	(23.8)	25.8	(29.7)
Treasury stock, at cost	(303.9)	–	–	–	(303.9)

Common shareholders' equity	639.6	1,509.4	137.3	(1,646.7)	639.6

Total shareholders' equity	682.4	1,509.4	316.9	(1,826.3)	682.4

	$1,788.7	$2,290.1	$629.7	$(2,058.7)	$2,649.8

	CONSOLIDATED STATEMENT OF EARNINGS
	For the Year Ended December 31, 2001
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
Net sales	$–	$3,523.2	$415.1	$(252.2)	$3,686.1
Costs and expenses
Cost of sales (excluding depreciation and amortization)	–	3,037.3	357.1	(252.2)	3,142.2
Depreciation and amortization	2.0	128.3	22.2	–	152.5
Business consolidation costs and other	–	38.7	232.5	–	271.2
Selling and administrative	20.8	90.2	24.6	–	135.6
Receivable securitization fees and product development	–	10.3	(0.3)	–	10.0
Interest expense	42.8	39.9	5.6	–	88.3
Equity in earnings of subsidiaries	106.6	–	–	(106.6)	–
Corporate allocations	(59.9)	59.9	–	–	–

	112.3	3,404.6	641.7	(358.8)	3,799.8

Earnings (loss) before taxes	(112.3)	118.6	(226.6)	106.6	(113.7)
Provision for taxes	13.4	1.1	(4.8)	–	9.7
Minority interests	–	–	0.8	–	0.8
Equity in earnings (losses) of affiliates	(0.3)	(0.2)	4.5	–	4.0

Net earnings (loss)	(99.2)	119.5	(226.1)	106.6	(99.2)
Preferred dividends, net of tax	(2.0)	–	–	–	(2.0)

Earnings (loss) attributable to common shareholders	$(101.2)	$119.5	$(226.1)	$106.6	$(101.2)

	CONSOLIDATED STATEMENT OF EARNINGS
	For the Year Ended December 31, 2000
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
Net sales	$–	$3,460.4	$454.2	$(249.9)	$3,664.7
Costs and expenses
Cost of sales (excluding depreciation and amortization)	–	2,936.5	380.5	(249.9)	3,067.1
Depreciation and amortization	2.2	128.1	28.8	–	159.1
Business consolidation costs and other	2.3	15.1	59.0	–	76.4
Selling and administrative	30.4	97.9	10.6	–	138.9
Receivable securitization fees and product development	–	13.9	0.2	–	14.1
Interest expense	82.1	7.8	5.3	–	95.2
Equity in earnings of subsidiaries	(90.8)	–	–	90.8	–
Corporate allocations	(60.2)	60.2	–	–	–

	(34.0)	3,259.5	484.4	(159.1)	3,550.8

Earnings (loss) before taxes	34.0	200.9	(30.2)	(90.8)	113.9
Provision for taxes	34.5	(75.1)	(2.2)	–	(42.8)
Minority interests	–	–	1.0	–	1.0
Equity in earnings (losses) of affiliates	(0.3)	(1.3)	(2.3)	–	(3.9)

Net earnings (loss)	68.2	124.5	(33.7)	(90.8)	68.2
Preferred dividends, net of tax	(2.6)	–	–	–	(2.6)

Earnings (loss) attributable to common shareholders	$65.6	$124.5	$(33.7)	$(90.8)	$65.6

	CONSOLIDATED STATEMENT OF EARNINGS
	For the Year Ended December 31, 1999
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
Net sales	$–	$3,498.6	$456.9	$(248.3)	$3,707.2
Costs and expenses
Cost of sales (excluding depreciation and amortization)	–	2,980.6	378.7	(248.3)	3,111.0
Depreciation and amortization	3.0	130.1	29.8	–	162.9
Selling and administrative	15.3	97.5	28.1	–	140.9
Receivable securitization fees and product development	–	13.5	0.1	–	13.6
Interest expense	60.8	37.3	9.5	–	107.6
Equity in earnings of subsidiaries	(119.4)	–	–	119.4	–
Corporate allocations	(49.7)	49.7	–	–	–

	(90.0)	3,308.7	446.2	(128.9)	3,536.0

Earnings (loss) before taxes	90.0	189.9	10.7	(119.4)	171.2
Provision for taxes	13.9	(72.7)	(6.1)	–	(64.9)
Minority interests	–	–	(1.9)	–	(1.9)
Equity in earnings (losses) of affiliates	0.3	(0.2)	(0.3)	–	(0.2)

Net earnings (loss)	104.2	117.0	2.4	(119.4)	104.2
Preferred dividends, net of tax	(2.7)	–	–	–	(2.7)

Earnings (loss) attributable to common shareholders	$101.5	$117.0	$2.4	$(119.4)	$101.5

	CONSOLIDATED STATEMENT OF CASH FLOWS
	For the Year Ended December 31, 2001
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
Cash flows from operating activities
Net earnings (loss)	$(99.2)	$119.5	$(226.1)	$106.6	$(99.2)
Noncash charges to net earnings:
Depreciation and amortization	2.0	128.3	22.2	–	152.5
Business consolidation costs, net of related equity and minority interest effects	–	38.7	230.0	–	268.7
Deferred income taxes	(71.0)	69.6	3.9	–	2.5
Equity earnings of subsidiaries	106.6	–	–	(106.6)	–
Other, net	10.4	(55.0)	(2.0)	–	(46.6)
Changes in working capital components	54.4	(4.0)	(7.5)	–	42.9

Net cash (used in) provided by operating activities	3.2	297.1	20.5	–	320.8

Cash flows from investing activities
Additions to property, plant and equipment	(3.2)	(52.7)	(12.6)	–	(68.5)
Acquisitions of previously leased assets and a PET manufacturing business	–	(77.9)	–	–	(77.9)
Investments in and advances to affiliates	168.2	(184.8)	16.6	–	–
Other, net	2.1	18.5	2.9	–	23.5

Net cash provided by (used in) investing activities	167.1	(296.9)	6.9	–	(122.9)

Cash flows from financing activities
Repayments of long-term borrowings	(52.0)	–	–	–	(52.0)
Change in short-term borrowings	–	–	(10.3)	–	(10.3)
Common and preferred dividends	(20.4)	–	–	–	(20.4)
Proceeds from issuance of common stock under various employee and shareholder plans	32.1	–	–	–	32.1
Acquisitions of treasury stock	(85.9)	–	–	–	(85.9)
Other, net	(3.7)	–	(0.2)	–	(3.9)

Net cash (used in) provided by financing activities	(129.9)	–	(10.5)	–	(140.4)

Net change in cash and cash equivalents	40.4	0.2	16.9	–	57.5
Cash and cash equivalents – beginning of year	12.3	0.2	13.1	–	25.6

Cash and cash equivalents – end of year	$52.7	$0.4	$30.0	$–	$83.1

	CONSOLIDATED STATEMENT OF CASH FLOWS
	For the Year Ended December 31, 2000
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
Cash flows from operating activities
Net earnings (loss)	$68.2	$124.5	$(33.7)	$(90.8)	$68.2
Noncash charges to net earnings:
Depreciation and amortization	2.2	128.1	28.8	–	159.1
Business consolidation costs, net of related equity and minority interest effects	2.3	22.1	56.9	–	81.3
Deferred income taxes	(28.2)	42.1	(4.1)	–	9.8
Equity earnings of subsidiaries	(90.8)	–	–	90.8	–
Other, net	10.4	(21.0)	(1.2)	–	(11.8)
Changes in working capital components	(13.8)	(91.6)	(24.7)	–	(130.1)

Net cash (used in) provided by operating activities	(49.7)	204.2	22.0	–	176.5

Cash flows from investing activities
Additions to property, plant and equipment	(0.8)	(85.4)	(12.5)	–	(98.7)
Investments in and advances to affiliates	153.6	(141.4)	(12.2)	–	–
Other, net	17.9	36.5	(8.2)	–	46.2

Net cash provided by (used in) investing activities	170.7	(190.3)	(32.9)	–	(52.5)

Cash flows from financing activities
Repayments of long-term borrowings	(37.0)	(13.9)	–	–	(50.9)
Change in short-term borrowings	–	–	2.9	–	2.9
Common and preferred dividends	(21.6)	–	–	–	(21.6)
Proceeds from issuance of common stock under various employee and shareholder plans	30.7	–	–	–	30.7
Acquisitions of treasury stock	(91.6)	–	–	–	(91.6)
Other, net	(2.8)	–	(0.9)	–	(3.7)

Net cash (used in) provided by financing activities	(122.3)	(13.9)	2.0	–	(134.2)

Net change in cash and cash equivalents	(1.3)	–	(8.9)	–	(10.2)
Cash and cash equivalents – beginning of year	13.6	0.2	22.0	–	35.8

Cash and cash equivalents – end of year	$12.3	$0.2	$13.1	$–	$25.6

	CONSOLIDATED STATEMENT OF CASH FLOWS
	For the Year Ended December 31, 1999
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
Cash flows from operating activities
Net earnings (loss)	$104.2	$117.0	$2.4	$(119.4)	$104.2
Noncash charges to net earnings:
Depreciation and amortization	3.0	130.1	29.8	–	162.9
Deferred income taxes	8.0	24.6	1.7	–	34.3
Equity earnings of subsidiaries	(119.4)	–	–	119.4	–
Other, net	21.4	(15.3)	–	–	6.1
Changes in working capital components	(94.7)	94.8	(1.6)	–	(1.5)

Net cash (used in) provided by operating activities	(77.5)	351.2	32.3	–	306.0

Cash flows from investing activities
Additions to property, plant and equipment	(1.1)	(95.1)	(10.8)	–	(107.0)
Investments in and advances to affiliates	238.5	(275.0)	36.5	–	–
Other, net	4.6	5.4	4.3	–	14.3

Net cash provided by (used in) investing activities	242.0	(364.7)	30.0	–	(92.7)

Cash flows from financing activities
Long-term borrowings	–	13.9	9.2	–	23.1
Repayments of long-term borrowings	(102.0)	(0.4)	(58.6)	–	(161.0)
Change in short-term borrowings	–	–	(13.2)	–	(13.2)
Common and preferred dividends	(22.5)	–	–	–	(22.5)
Proceeds from issuance of common stock under various employee and shareholder plans	36.8	–	–	–	36.8
Acquisitions of treasury stock	(72.3)	–	–	–	(72.3)
Other, net	(2.5)	(0.3)	0.4	–	(2.4)

Net cash (used in) provided by financing activities	(162.5)	13.2	(62.2)	–	(211.5)

Net change in cash and cash equivalents	2.0	(0.3)	0.1	–	1.8
Cash and cash equivalents – beginning of year	11.6	0.5	21.9	–	34.0

Cash and cash equivalents – end of year	$13.6	$0.2	$22.0	$–	$35.8

10.  Leases

        The company leases warehousing and manufacturing space and certain manufacturing equipment, primarily within the packaging segment, and office space, primarily within the aerospace and technologies segment. Under certain of these lease arrangements, we have the option to purchase the leased facilities and equipment for a total purchase price at the end of the lease term of approximately $40.6 million. If we elect not to purchase the facilities and equipment and do not enter into a new lease arrangement, Ball will be required to compensate the lessors for the difference between a guaranteed minimum residual value of approximately $30.9 million and the fair market value of the assets, if less. Ball may also incur other incremental costs to discontinue or relocate the business activities associated with these leased assets. These agreements contain certain restrictions relating to dividends, investments and borrowings. Total noncancellable operating leases in effect at December 31, 2001, require rental payments of $30.6 million, $22.7 million, $14.6 million, $5.4 million and $2.3 million for the years 2002 through 2006, respectively, and $2.6 million combined for all years thereafter. Lease expense for all operating leases was $58.1 million, $63.4 million and $44.8 million in 2001, 2000 and 1999, respectively.

11.  Taxes on Income

        The amounts of earnings (losses) before income taxes by national jurisdiction follow:

($ in millions)	2001	2000	1999
U.S.	$112.8	$144.0	$161.5
Foreign	(226.5)	(30.1)	9.7

	$(113.7)	$113.9	$171.2

        The provision for income tax expense (benefit) was as follows:

($ in millions)	2001	2000	1999
Current
U.S.	$(5.3)	$28.5	$23.5
State and local	(7.7)	0.9	2.2
Foreign	0.8	3.6	4.9

Total current	(12.2)	33.0	30.6

Deferred
U.S.	(8.2)	12.8	28.7
State and local	6.9	2.5	4.6
Foreign	3.8	(5.5)	1.0

Total deferred	2.5	9.8	34.3

Provision for income taxes	$(9.7)	$42.8	$64.9

        The current and deferred U.S. benefits above include the offsetting effects of a $34 million minimum tax credit reclassified from current to deferred since full realization is expected in 2002 and beyond.

        The income tax benefit or expense recorded within the consolidated statement of earnings differs from the amount of benefit or expense determined by applying the U.S. statutory tax rate to pretax earnings as a result of the following:

($ in millions)	2001	2000	1999
Statutory U.S. federal income tax	$(39.8)	$39.8	$59.9
Increase (decrease) due to:
Company-owned life insurance	(2.9)	(3.1)	(2.1)
Research and development tax credits	(1.3)	(3.1)	(3.0)
Foreign operations and royalty income	1.0	3.2	2.9
U.S. tax effects of China restructuring and nondeductible goodwill	28.6	1.3	–
State and local taxes, net	2.8	1.9	4.4
Other, net	1.9	2.8	2.8

Provision for taxes	$(9.7)	$42.8	$64.9

Effective tax rate expressed as a percentage of pretax earnings	(8.6)%	37.6%	37.9%

        At December 31, 2001, the company had capital loss carryforwards, expiring in 2004, of $23.7 million with a related tax benefit of $9.3 million. That benefit has been fully offset by a valuation allowance as the company currently does not anticipate capital gains in the carryforward period to allow realization of the tax benefit.

        Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of controlled foreign corporations where such earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might become payable upon the eventual remittance of the foreign earnings for which no provision has been made.

        Net income tax payments were $0.2 million, $28.8 million and $29.6 million for 2001, 2000 and 1999, respectively.

        The significant components of deferred tax assets and liabilities at December 31 were:

($ in millions)	2001	2000
Deferred tax assets:
Deferred compensation	$(37.8)	$(35.2)
Accrued employee benefits	(62.1)	(63.3)
Plant closure costs	(49.3)	(38.4)
Minimum tax credits	(34.0)	–
Other	(45.5)	(43.6)

Total deferred tax assets	(228.7)	(180.5)

Deferred tax liabilities:
Depreciation	161.6	139.5
Other	59.7	36.6

Total deferred tax liabilities	221.3	176.1

Net deferred tax asset	$(7.4)	$(4.4)

12.  Pension and Other Postemployment Benefits

        The company's noncontributory pension plans cover substantially all U.S. and Canadian employees meeting certain eligibility requirements. The defined benefit plans for salaried employees provide pension benefits based on employee compensation and years of service. In addition, the plan covering salaried employees in Canada includes a defined contribution feature. Plans for hourly employees provide benefits based on fixed rates for each year of service. Our policy is to fund the plans on a current basis to the extent deductible under existing tax laws and regulations and in amounts sufficient to satisfy statutory funding requirements. Plan assets consist primarily of common stocks and fixed income securities.

        The company sponsors defined benefit and defined contribution postretirement health care and life insurance plans for substantially all U.S. and Canadian employees. Employees may also qualify for long-term disability, medical and life insurance continuation and other postemployment benefits upon termination of active employment prior to retirement. All of the Ball-sponsored plans are unfunded and, with the exception of life insurance benefits, are self-insured.

        In Canada, the company provides supplemental medical and other benefits in conjunction with Canadian provincial health care plans. Most U.S. salaried employees who retired prior to 1993 are covered by noncontributory defined benefit medical plans with capped lifetime benefits. Ball provides a fixed subsidy toward each retiree's future purchase of medical insurance for U.S. salaried and substantially all nonunion hourly employees retiring after January 1, 1993. Life insurance benefits are noncontributory. Ball has no commitments to increase benefits provided by any of the postemployment benefit plans.

        An analysis of the change in benefit accruals for 2001 and 2000 follows:

	Pension Benefits		Other Postemployment Benefits
($ in millions)	2001	2000	2001	2000
Change in benefit obligation:
Benefit obligation at beginning of year	$455.7	$418.3	$99.4	$97.3
Service cost	13.1	12.4	2.4	1.9
Interest cost	34.4	32.0	7.6	7.6
Benefits paid	(29.0)	(18.7)	(5.1)	(3.9)
Net actuarial (gain) loss	25.5	(1.8)	7.9	(6.1)
Special termination	–	11.4	–	1.7
Other, net	10.7	2.1	(0.9)	0.9

Benefit obligation at end of year	510.4	455.7	111.3	99.4

Change in plan assets:
Fair value of assets at beginning of year	466.7	435.4	–	–
Actual return on plan assets	(44.4)	30.8	–	–
Employer contributions	26.9	21.9	5.1	3.8
Benefits paid	(29.0)	(18.7)	(5.1)	(3.9)
Other, net	(4.3)	(2.1)	–	0.1

Fair value of assets at the measurement date	415.9	467.3	–	–
Additional contributions	32.2	–	1.3	1.3

Funded status	(62.3)	11.6	(110.0)	(98.1)
Unrecognized net actuarial loss (gain)	130.5	16.5	(3.2)	(11.9)
Unrecognized prior service cost	28.0	14.9	3.6	4.0
Unrecognized transition asset	–	(0.6)	–	–

Prepaid (accrued) benefit cost	$96.2	$42.4	$(109.6)	$(106.0)

        Amounts recognized in the balance sheet consist of:

	Pension Benefits		Other Postemployment Benefits
($ in millions)	2001	2000	2001	2000
Prepaid benefit cost	$105.7	$56.2	$–	$–
Accrued benefit liability	(31.5)	(30.0)	(109.6)	(106.0)
Intangible asset	13.2	12.9	–	–
Accumulated other comprehensive loss	8.8	3.3	–	–

Net amount recognized	$96.2	$42.4	$(109.6)	$(106.0)

        Components of net periodic benefit cost were:

	Pension Benefits			Other Postemployment Benefits
($ in millions)	2001	2000	1999	2001	2000	1999
Service cost	$13.1	$12.4	$14.2	$2.4	$1.9	$1.7
Interest cost	34.4	32.0	29.1	7.6	7.6	6.5
Expected return on plan assets	(45.1)	(42.3)	(37.6)	–	–	–
Amortization of prior service cost	1.4	1.4	1.1	0.4	0.3	–
Amortization of transition asset	(0.6)	(3.1)	(3.2)	–	–	–
Curtailment loss	0.4	7.9	0.5	–	–	–
Recognized net actuarial loss (gain)	0.4	0.7	1.7	(0.9)	(0.7)	(0.3)

Net periodic benefit cost	4.0	9.0	5.8	9.5	9.1	7.9
Expense of defined contribution plans	0.6	0.7	0.7	–	–	–

Net periodic benefit cost	$4.6	$9.7	$6.5	$9.5	$9.1	$7.9

        Weighted average assumptions at the measurement date were:

	Pension Benefits			Other Postemployment Benefits
	2001	2000	1999	2001	2000	1999
Discount rate	7.39%	7.84%	7.84%	7.43%	7.85%	7.82%
Rate of compensation increase	3.30%	3.30%	3.33%	N/A	N/A	N/A
Expected long-term rates of return on assets	9.62%	9.81%	9.82%	N/A	N/A	N/A

        The expected long-term rates of return on assets are calculated by applying the expected rate of return to a market related value of plan assets at the beginning of the year, adjusted for the weighted average expected contributions and benefit payments. The market related value of plan assets used to calculate expected return was $479.8 million at September 30, 2001, $433.9 million at September 30, 2000, and $382.8 million at December 31, 1999. The measurement date for determining the market related value of plan assets was changed during 2000 from December 31 to September 30 in order to utilize more timely and accurate data in determining pension estimates. This change had an insignificant impact on the 2000 financial statements.

        For pension plans, accumulated gains and losses in excess of a 10 percent corridor, the prior service cost and the transition asset are being amortized on a straight-line basis from the date recognized over the average remaining service period of active participants. For other postemployment benefits, the 10 percent corridor is not used for accumulated actuarial gains and losses, and they are amortized over 10 years.

        The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $94.1 million, $92.9 million and $60.7 million, respectively, as of December 31, 2001.

        For the U.S. health care plans at December 31, 2001, a 5.5 percent health care cost trend rate was used for pre-65 and post-65 benefits, and trend rates were assumed to remain level for 2002 and subsequent years. For the Canadian plans, a 6.5 percent health care cost trend rate was used, which was assumed to decrease to 4.5 percent by 2006 and remain at that level in subsequent years.

        Health care cost trend rates can have an effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would increase or decrease the total of service and interest cost by approximately $0.3 million and the postemployment benefit obligation by approximately $3.6 million.

        The additional minimum pension liability, less related intangible asset, was recognized net of tax benefits as a component of shareholders' equity within accumulated other comprehensive loss.

Other Benefit Plans

        Substantially all employees within the company's aerospace and technologies segment who participate in Ball's 401(k) salary conversion plan receive a performance-based matching cash contribution of up to 4 percent of base salary. The company was required to contribute $1.9 million of additional compensation related to this program for the year 2000. In addition, prior to the payment of the ESOP loan by the trust on December 14, 2001 (discussed in Note 13), substantially all U.S. salaried employees and certain U.S. nonunion hourly employees who participate in Ball's 401(k) salary conversion plan automatically participated in the company's ESOP through an employer matching contribution. Cash contributions to the ESOP trust, including preferred dividends, were used to service the ESOP debt and were $11.4 million in 2001, $11.5 million in 2000 and $11.6 million in 1999. Interest paid by the ESOP trust for its borrowings was $0.7 million, $1.7 million and $2.6 million for 2001, 2000 and 1999, respectively. Subsequent to the payment of the ESOP loan by the trust on December 14, 2001, the company began matching employee contributions to the company's 401(k) with shares of Ball common stock beginning on January 1, 2002. Matching contributions are limited to 50 percent of up to 6 percent of a participant's annual salary.

13.  Shareholders' Equity

        At December 31, 2001, the company had 120 million shares of common stock and 15 million shares of preferred stock authorized, both without par value. Preferred stock includes 600,000 authorized but unissued shares designated as Series A Junior Participating Preferred Stock. In accordance with plan provisions, effective December 14, 2001, the ESOP loan was paid by the trust and each related preferred share was converted into 1.1552 common shares, which were issued out of treasury stock. These common shares have been transferred to the company's 401(k) plan under which the employees have the option to convert them to other investments.

        Under the company's successor Shareholder Rights Plan, one Preferred Stock Purchase Right (Right) is attached to each outstanding share of Ball Corporation common stock. Subject to adjustment, each Right entitles the registered holder to purchase from the company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the company at an exercise price of $130 per Right. If a person or group acquires 15 percent or more of the company's outstanding common stock (or upon occurrence of certain other events), the Rights (other than those held by the acquiring person) become exercisable and generally entitle the holder to purchase shares of Ball Corporation common stock at a 50 percent discount. The Rights, which expire in 2006, are redeemable by the company at a redemption price of one cent per Right and trade with the common stock. Exercise of such Rights would cause substantial dilution to a person or group attempting to acquire control of the company without the approval of Ball's board of directors. The Rights would not interfere with any merger or other business combinations approved by the board of directors.

        Common shares were reserved at December 31, 2001, for future issuance under the employee stock purchase, stock option, dividend reinvestment and restricted stock plans.

        In connection with the employee stock purchase plan, the company contributes 20 percent of up to $500 of each participating employee's monthly payroll deduction toward the purchase of Ball Corporation common stock. Company contributions for this plan were approximately $1.8 million in 2001, $1.9 million in 2000 and $1.8 million in 1999.

Accumulated Other Comprehensive Loss

        The activity related to accumulated other comprehensive loss was as follows:

($ in millions)	Foreign Currency Translation	Minimum Pension Liability (net of tax)	Effective Financial Derivatives (a)	Accumulated Other Comprehensive Loss
December 31, 1998	$(28.6)	$(3.1)	$–	$(31.7)
1999 change	4.0	1.0	–	5.0

December 31, 1999	(24.6)	(2.1)	–	(26.7)
2000 change	(3.2)	0.2	–	(3.0)

December 31, 2000	(27.8)	(1.9)	–	(29.7)
2001 change	(2.1)	(3.8)	(8.1)	(14.0)

December 31, 2001	$29.9	$(5.7)	$(8.1)	$(43.7)

(a)
Please refer to Note 16 for a discussion of the company's use of derivative financial instruments.

        The minimum pension liability component of other comprehensive earnings (loss) is presented net of related tax expense of $2.1 million, $1.4 million and $0.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. No tax benefit has been provided on the foreign currency translation loss component for any period, as the undistributed earnings of the company's foreign investments will continue to be reinvested.

  Stock Options and Restricted Shares

        The company has several stock option plans under which options to purchase shares of common stock have been granted to officers and key employees at the market value of the stock at the date of grant. Payment must be made at the time of exercise in cash or with shares of stock owned by the option holder, which are valued at fair market value on the date exercised. Options terminate 10 years from date of grant. Tier A options are exercisable in four equal installments commencing one year from date of grant, with the exception of certain Tier A options granted in 1998, which became exercisable in October 2001 after the company's common stock price reached $30 or greater for 10 consecutive days. Tier B options vested in April 1999 when the company's stock price closed at specified levels. Approximately $4.7 million was recorded as compensation expense at the time the Tier B options became exercisable, and common stock was increased accordingly.

        Ball adopted a Deposit Share Program in March 2001 that, by matching purchased shares with restricted shares, encourages certain senior management employees and outside directors to invest in Ball stock. Participants have until March 2003 to acquire shares in order to receive the matching restricted shares grants. Restrictions on the matching shares lapse at the end of four years from date of grant, or earlier if established share ownership guidelines are met and if the qualifying purchased shares are not sold or transferred prior to that time. There are a total of 548,000 shares available for grant under this program, of which 325,534 were granted as of December 31, 2001. This plan is accounted for as a variable plan where expense is recorded based upon the current market price of the company's common stock until restrictions lapse. The effect of this program has not been significant to earnings or financial position during the year.

        The company also granted 260,000 shares of restricted stock to certain management employees during 1998 at a price of $17.50 per share. Restrictions on these shares lapsed in tranches during 2000, 2001 and early 2002 based on the company achieving certain standards of performance.

        A summary of stock option activity for the years ended December 31 follows (retroactively restated for the two-for-one stock split discussed in Note 14):

	2001		2000		1999
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	4,308,510	$17.297	3,853,590	$17.329	4,326,792	$15.442
Tier A options exercised	(1,186,986)	15.513	(184,584)	13.352	(788,566)	14.813
Tier B options exercised	(215,000)	12.188	–	–	(111,000)	12.188
Tier A options granted	976,684	21.960	760,750	16.531	602,200	26.930
Tier A options canceled	(99,670)	20.857	(121,246)	19.506	(175,836)	18.317

Outstanding at end of year	3,783,538	19.252	4,308,510	17.297	3,853,590	17.329

Exercisable at end of year	1,951,746	17.567	2,516,980	15.863	2,174,090	14.978

Reserved for future grants	2,315,876		3,566,978		4,256,260

        Additional information regarding options outstanding at December 31, 2001, follows (retroactively restated for the two-for-one stock split discussed in Note 14):

	Exercise Price Range
	$12.188 - $16.531	$17.500 - $17.969	$21.225 - $27.563
Number of options outstanding	1,190,570	991,198	1,601,770	3,783,538
Weighted average exercise price	14.900	17.724	23.432	19.252
Weighted average remaining contractual life	6.57 years	6.08 years	8.39 years	7.22 years
Number of shares exercisable	721,692	882,548	347,506	1,951,746
Weighted average exercise price	13.840	17.694	24.985	17.567

        These options cannot be traded in any equity market. However, based on the Black-Scholes option pricing model, adapted for use in valuing compensatory stock options in accordance with SFAS No. 123, Tier A options granted in 2001, 2000 and 1999 have estimated weighted average fair values at the date of grant of $7.80 per share $6.08 per share and $8.66 per share, respectively. Under the same methodology, Tier B options granted during 1997 have an estimated weighted average fair value at the date of grant of $4.27 per share. The actual value an employee may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, there is no assurance that the value realized by an employee will be at or near the value estimated. The fair values were estimated using the following weighted average assumptions:

	2001 Grants	2000 Grants	1999 Grants
Expected dividend yield	0.91%	1.30%	1.52%
Expected stock price volatility	33.75%	32.43%	29.80%
Risk-free interest rate	4.84%	6.36%	5.34%
Expected life of options	5.25 years	5.5 years	5.5 years

        Ball accounts for its stock-based employee compensation programs using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." If we had elected to recognize compensation based upon the calculated fair value of the options granted after 1994, pro forma net earnings and earnings per share would have been:

	Years ended December 31,
($ in millions, except per share amounts)	2001	2000	1999
As reported:
Net earnings (loss)	$(99.2)	$68.2	$104.2
Basic earnings (loss) per share	(1.85)	1.13	1.68
Diluted earnings (loss) per share	(1.85)	1.07	1.58
Pro forma results:
Net earnings (loss)	$(102.8)	$65.6	$100.6
Basic earnings (loss) per share	(1.92)	1.09	1.62
Diluted earnings (loss) per share	(1.92)	1.03	1.52

14.  Subsequent Event – Two-for-One Stock Split

        On January 23, 2002, the company's board of directors declared a two-for-one split of our stock, increased the next quarterly dividend and authorized the repurchase of additional common shares. The stock split was effective February 22, 2002, for all shareholders of record on February 1, 2002. As a result of the stock split, all amounts related to earnings, options and outstanding shares have been retroactively restated as if the split had occurred as of January 1, 1999.

15.  Earnings per Share

        The following table provides additional information on the computation of earnings per share amounts. Share and per share information have been retroactively restated for the two-for-one stock split discussed in Note 14.

	Years ended December 31,
($ in millions, except per share amounts)	2001	2000	1999
Basic Earnings per Share
Net earnings (loss)	$(99.2)	$68.2	$104.2
Preferred dividends, net of tax	(2.0)	(2.6)	(2.7)

Earnings (loss) attributable to common shareholders	$(101.2)	$65.6	$101.5

Weighted average common shares (000s)	54,880	58,080	60,340

Basic earnings (loss) per share	$(1.85)	$1.13	$1.68

Diluted Earnings per Share
Net earnings (loss)	$(99.2)	$68.2	$104.2
Adjustments for deemed ESOP cash contribution in lieu of the ESOP Preferred dividend	(1.4)	(2.0)	(2.0)

Adjusted earnings (loss) attributable to common shareholders	$(100.6)	$66.2	$102.2

Weighted average common shares (000s)	54,880	58,080	60,340
Effect of dilutive securities:
Dilutive effect of stock options and restricted shares	896	512	952
Common shares issuable upon conversion of the ESOP Preferred stock	3,082	3,442	3,608

Weighted average shares applicable to diluted earnings per share	58,858	62,034	64,900

Diluted earnings (loss) per share	$(1.85)	$1.07	$1.58

        The following options have been excluded for the respective years from the computation of the diluted earnings per share calculation since they were anti-dilutive (i.e., the exercise price exceeded the average closing market price of common stock for the year):

Exercise Price	Expiration	2001	2000	1999
$17.500	2008	–	490,000	–
17.813	2005	–	257,700	–
17.969	2008	–	561,100	–
22.156	2008	–	197,500	–
27.563	2009	403,470	484,676	519,300
Various	Various	–	71,892	–

Total		403,470	2,062,868	519,300

16.  Financial Instruments and Risk Management

Policies and Procedures

        In the ordinary course of business we employ established risk management policies and procedures to reduce our exposure to commodity price changes, changes in interest rates, fluctuations in foreign currencies and the company's common share repurchase program.

        Unrealized gains and losses on outstanding derivative contracts are recorded in the balance sheet as other current assets or other current liabilities. The effective portion of cash flow hedges is recorded in other comprehensive earnings and the ineffective portion, if any, is charged directly against earnings. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item. Realized gains and losses from hedges are classified in the income statement consistent with the accounting treatment of the item being hedged. Gains and losses upon the early termination of effective derivative contracts are deferred in other comprehensive earnings and amortized to earnings in the same period as the originally hedged item affects earnings.

Commodity Price Risk

        Our objective in managing our exposure to commodity price changes is to limit the impact of raw material price changes on earnings and cash flow through arrangements with customers and suppliers, and, at times, through the use of certain derivative instruments such as options and forward contracts designated as hedges. We manage our commodity price risk in connection with market price fluctuations of aluminum primarily by entering into can and end sales contracts, which include aluminum-based pricing terms that consider price fluctuations under our commercial supply contracts for aluminum purchases. The terms include "band" pricing where there is an upper and lower limit, a fixed price or only an upper limit to the aluminum component pricing. This matched pricing affects substantially all of our North American metal beverage packaging net sales.

        At December 31, 2001, the company had aluminum forward contracts with notional amounts of $249 million hedging its aluminum purchase contracts. These forward contract agreements expire in less than one year and up to three years. Included in shareholders' equity at December 31, 2001, within accumulated other comprehensive loss, is a net loss of $5 million associated with these contracts, $6 million of which is expected to be recognized in the consolidated statement of earnings during 2002 and will be offset by higher revenue from fixed price sales contracts. At December 31, 2000, the company had aluminum forward contracts with notional amounts of $124 million hedging the aluminum in the aluminum purchase contracts.

        The company's equity joint ventures also had aluminum forward contracts with notional amounts of $29 million and $20 million hedging aluminum purchase contracts at December 31, 2001 and 2000, respectively. The forward contract agreements at December 31, 2001, expire at various times up to two years.

Interest Rate Risk

        Our objective in managing our exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. We manage this primarily through the use of cash flow hedges and, at times, derivatives that limit the cash flow impact but not necessarily the earnings impact in cases where they do not qualify for favorable accounting treatment. To achieve these objectives, we use a variety of interest rate swaps, collars and options to manage our mix of floating and fixed-rate debt. Interest rate instruments held by the company at December 31, 2001, included pay-floating and pay-fixed interest rate swaps and swaption contracts. Pay-fixed swaps convert floating rate obligations to fixed rate instruments. Pay-floating swaps convert fixed-rate obligations to variable rate instruments. Swap agreements expire at various times up to five years. Although these instruments involve varying degrees of credit and interest risk, the counter parties to the agreements involve financial institutions, which are expected to perform fully under the terms of the agreements.

        Interest rate swap agreements outstanding at December 31, 2001, had notional amounts of $210 million at a floating rate and $442 million at a fixed rate, or a net fixed position of $232 million. Approximately $3 million of loss associated with these contracts is included in other accumulated comprehensive loss at December 31, 2001. Of this amount approximately $1 million is expected to be recognized in the consolidated statement of earnings during 2002. At December 31, 2000, the agreements had notional amounts of $10 million at a floating rate and $154 million at a fixed rate, or a net fixed position of $144 million.

        The fair value of all non-derivative financial instruments approximates their carrying amounts with the exception of long-term debt. Rates currently available to the company for loans with similar terms and maturities are used to estimate the fair value of long-term debt based on discounted cash flows. The fair value of derivatives generally reflects the estimated amounts that we would pay or receive upon termination of the contracts at December 31, 2001 and 2000, taking into account any unrealized gains and losses on open contracts.

	2001		2000
($ in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$1,016.1	$1,042.2	$1,078.8	$1,059.4
Unrealized net gain (loss) on derivative contracts relating to debt	–	(6.1)	–	1.3

Exchange Rate Risk

        Our objective in managing exposure to foreign currency fluctuations is to protect foreign cash flow and reduce earnings volatility associated with foreign exchange rate changes through the use of cash flow hedges. Our primary foreign currency risk exposures result from the strengthening of the U.S. dollar against the Hong Kong dollar, Canadian dollar, Chinese renminbi, Thai baht and Brazilian real. We face currency exposures in our global operations as a result of maintaining U.S. dollar debt and payables in these foreign countries. We use forward contracts to manage our foreign currency exposures and, as a result, gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets and liabilities.

Shareholders' Equity

        In connection with the company's ongoing share repurchase program, from time to time we sell put options which give the purchaser of those options the right to sell shares of the company's common stock to the company on specified dates at specified prices upon the exercise of those options. The put option contracts allow us to determine the method of settlement, either in cash or shares. As such, the contracts are considered equity instruments and changes in the fair value are not recognized in our financial statements. Our objective in selling put options is to lower the average purchase price of acquired shares in connection with the share repurchase program. At December 31, 2001, there were put option contracts outstanding for 250,000 shares at an average price of $29.04 per share. During 2001 we received $0.6 million in premiums for option contracts of which all are still outstanding. The premiums received are shown as a reduction in treasury stock.

        Also in connection with the ongoing share repurchase program, in 2001 we entered into a forward share repurchase agreement to purchase shares of the company's common stock. In January 2002, we purchased 736,800 shares under this agreement at an average price of $33.58 per share. We also entered into a share repurchase agreement during 2000 under which we purchased 1,160,600 shares during the year at an average price of $17.25, and the remainder of 1,021,000 shares in January 2001 at an average price of $17.58 per share.

New Accounting Pronouncement

        Effective January 1, 2001, we adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, an amendment of SFAS No. 133. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivative instruments, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. The effective portions of changes in the fair value of derivative instruments designated as cash flow hedges are recorded in other comprehensive earnings and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in current period earnings. The adoption of this standard did not have a significant impact on the company's earnings or financial position.

17.  Quarterly Results of Operations (Unaudited)

        The company's fiscal quarters end on the Sunday nearest the calendar quarter end. The fiscal years end on December 31.

2001 Quarterly Information

        During the second quarter of 2001, the company recorded a $237.7 million pretax charge ($185 million after tax and minority interest impact) for the reorganization of its business in the PRC as well as a $16 million pretax charge associated with the cessation of operations in two commercial aerospace and technologies segment developmental product lines. A fourth quarter pretax charge of $24.7 million was recorded in connection with the closure of a comparatively high cost beverage can manufacturing facility, which was partially offset by a $7.2 million reversal of the charges taken in the second quarter for the PRC and aerospace and technologies business consolidation activities.

2000 Quarterly Information

        The company recorded an $83.4 million pretax charge ($55 million after tax, minority interests and equity earnings impacts) in the second quarter for packaging business consolidation and investment exit activities. Additional details about the charge, credits and related activities are provided in Note 3.

($ in millions, except per share amounts)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
					Total
2001
Net sales (a)	$850.0	$992.6	$1,000.5	$843.0	$3,686.1

Gross profit(b)	95.1	107.0	116.1	94.9	413.1

Net earnings (loss)	18.5	(162.1)	36.3	8.1	(99.2)
Preferred dividends, net of tax	(0.6)	(0.6)	(0.6)	(0.2)	(2.0)

Earnings (loss) attributable to common shareholders	$17.9	$(162.7)	$35.7	$7.9	$(101.2)

Basic earnings (loss) per share (c)	$0.33	$(2.96)	$0.65	$0.14	$(1.85)

Diluted earnings (loss) per share (c)	$0.31	$(2.96)	$0.61	$0.14	$(1.85)

2000
Net sales (a)	$846.0	$995.0	$996.0	$827.7	$3,664.7

Gross profit(b)	102.6	127.0	134.1	103.1	466.8

Net earnings	20.0	(15.4)	44.5	19.1	68.2
Preferred dividends, net of tax	(0.6)	(0.7)	(0.6)	(0.7)	(2.6)

Earnings attributable to common shareholders	$19.4	$(16.1)	$43.9	$18.4	$65.6

Basic earnings (loss) per share (c)	$0.33	$(0.27)	$0.76	$0.33	$1.13

Diluted earnings (loss) per share (c)	$0.31	$(0.27)	$0.71	$0.31	$1.07

(a)
EITF No. 00-10, which requires that shipping and handling fees be reported as a component of cost of sales, was adopted in the fourth quarter of 2000. The effect of this guidance resulted in offsetting increases in sales and cost of sales for both years. See Note 1 for more details.
(b)
Gross profit is shown after depreciation and amortization of $130.8 million and $133.8 million for the years ended December 31, 2001, and 2000, respectively.
(c)
Amounts have been retroactively restated for the two-for-one stock split discussed in Note 14.

        Earnings per share calculations for each quarter are based on the weighted average shares outstanding for that period. As a result, the sum of the quarterly amounts may not equal the annual earnings per share amount. The diluted loss per share for the year 2001 and the second quarters of 2001 and 2000 is the same as the net loss per basic share because the assumed exercise of dilutive securities would have been antidilutive, in effect reducing losses per share.

18.  Research and Development

        Research and development costs are expensed as incurred in connection with the company's internal programs for the development of products and processes. Costs incurred in connection with these programs, a portion of which is included in cost of sales, amounted to $14.9 million, $14.4 million and $14 million for the years 2001, 2000 and 1999, respectively. The majority of these costs were incurred in the company's aerospace and technologies segment.

19.  Contingencies

        The company is subject to various risks and uncertainties in the ordinary course of business due, in part, to the competitive nature of the industries in which we participate, our operations in developing markets outside the U.S., changing commodity prices for the materials used in the manufacture of our products and changing capital markets. Where practicable, we attempt to reduce these risks and uncertainties through the establishment of risk management policies and procedures, including, at times, the use of certain derivative financial instruments.

        From time to time, the company is subject to routine litigation incident to its business. Additionally, the U.S. Environmental Protection Agency has designated Ball as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. Our information at this time does not indicate that these matters will have a material adverse effect upon the liquidity, results of operations or financial condition of the company.

Unaudited Condensed Consolidated Statements of Earnings
Ball Corporation and Subsidiaries

	Three Months Ended		Nine Months Ended
($ in millions)	September 29, 2002	September 30, 2001	September 29, 2002	September 30, 2001

Net sales	$1,038.6	$1,000.5	$2,948.7	$2,843.1

Costs and expenses
Cost of sales (excluding depreciation and amortization)	866.8	853.0	2,475.4	2,426.7
Depreciation and amortization (Notes 8 and 9)	36.2	37.6	109.0	114.7
Business consolidation costs (Note 5)	–	–	–	253.7
Selling and administrative expenses	41.3	30.7	117.0	91.6
Receivable securitization fees and other (Note 6)	0.9	1.7	2.8	8.7

	945.2	923.0	2,704.2	2,895.4

Earnings (loss) before interest and taxes	93.4	77.5	244.5	(52.3)

Interest expense	18.8	21.6	55.1	68.5

Earnings (loss) before taxes	74.6	55.9	189.4	(120.8)
Provision for taxes	(26.1)	(19.6)	(66.3)	11.3
Minority interests	(0.6)	(0.5)	(1.4)	0.7
Equity in earnings of affiliates	2.1	0.5	5.7	1.5

Net earnings (loss)	50.0	36.3	127.4	(107.3)
Preferred dividends, net of tax	–	(0.6)	–	(1.8)

Earnings (loss) attributable to common shareholders	$50.0	$35.7	$127.4	$(109.1)

Basic earnings (loss) per share (Note 12)(a)	$0.89	$0.65	$2.26	$(1.99)

Diluted earnings (loss) per share (Note 12)(a)	$0.87	$0.61	$2.21	$(1.99)

Cash dividends declared per common share(a)	$0.09	$0.075	$0.27	$0.225

See accompanying notes to unaudited condensed consolidated financial statements.

(a)
Share amounts have been retroactively restated for the two-for-one stock split discussed in Note 14.

Unaudited Condensed Consolidated Balance Sheets
Ball Corporation and Subsidiaries

($ in millions)	September 29, 2002	December 31, 2001
ASSETS
Current assets
Cash and cash equivalents	$58.2	$83.1
Accounts receivable, net (Note 6)	299.4	172.0
Inventories, net (Note 7)	397.6	449.3
Deferred income tax benefits and prepaid expenses	64.5	89.1

Total current assets	819.7	793.5
Property, plant and equipment, net (Note 8)	931.3	904.4
Goodwill (Note 9)	355.8	357.8
Intangibles and other assets (Note 9)	275.3	257.9

Total Assets	$2,382.1	$2,313.6

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt (Note 10)	$134.1	$115.0
Accounts payable	287.1	258.5
Accrued employee costs and other current liabilities	242.7	201.2

Total current liabilities	663.9	574.7
Long-term debt (Note 10)	888.9	949.1
Employee benefit obligations, deferred income taxes and other noncurrent liabilities	282.2	276.0

Total liabilities	1,835.0	1,799.8

Contingencies (Note 13)
Minority interests	5.5	9.7

Shareholders equity
Common stock (77,059,607 shares issued – 2002; 75,707,774 shares issued – 2001)(a)	508.8	478.9
Retained earnings	522.2	410.0
Accumulated other comprehensive loss	(54.0)	(43.7)
Treasury stock, at cost (20,233,981 shares – 2002; 17,890,596 shares – 2001)(a)	(435.4)	(341.1)

Total shareholders' equity	541.6	504.1

Total Liabilities and Shareholders' Equity	$2,382.1	$2,313.6

See accompanying notes to unaudited condensed consolidated financial statements.

(a)
Share amounts have been retroactively restated for the two-for-one stock split discussed in Note 14.

Unaudited Condensed Consolidated Statements of Cash Flows
Ball Corporation and Subsidiaries

	Nine Months Ended
($ in millions)	September 29, 2002	September 30, 2001
Cash flows from operating activities
Net earnings (loss)	$127.4	$(107.3)
Noncash charges to net earnings:
Depreciation and amortization	109.0	114.7
Business consolidation costs, net of related earnings in equity affiliates and minority interests	–	251.2
Deferred income taxes	8.1	22.6
Other, net	(4.0)	(23.8)
Changes in working capital components	10.9	(152.9)

Net cash provided by operating activities	251.4	104.5

Cash flows from investing activities
Additions to property, plant and equipment	(87.7)	(49.5)
Acquisitions of previously leased assets	(43.1)	–
Investments and other, net	(18.9)	19.0

Net cash used in investing activities	(149.7)	(30.5)

Cash flows from financing activities
Repayments of long-term borrowings	(50.2)	(39.0)
Change in short-term borrowings	3.9	28.6
Common dividends	(15.3)	(14.4)
Net proceeds from issuance of common stock under various employee and shareholder plans	29.3	23.4
Acquisitions of treasury stock	(94.3)	(58.1)
Other, net	–	(3.7)

Net cash used in financing activities	(126.6)	(63.2)

Net Change in Cash and Cash Equivalents	(24.9)	10.8
Cash and Cash Equivalents – Beginning of Period	83.1	25.6

Cash and Cash Equivalents – End of Period	$58.2	$36.4

See accompanying notes to unaudited condensed consolidated financial statements.

Ball Corporation and Subsidiaries
September 29, 2002

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    General

        The accompanying condensed consolidated financial statements include the accounts of Ball Corporation and its controlled affiliates (collectively Ball, the company, we or our) and have been prepared by the company without audit. Certain information and footnote disclosures, including significant accounting policies, normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. These estimates are based on historical experience and various other assumptions believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions and conditions. However, we believe that the financial statements reflect all adjustments, which are of a normal recurring nature and are necessary for a fair statement of the results for the interim period.

        Results of operations for the periods shown are not necessarily indicative of results for the year, particularly in view of the seasonality in the packaging segment. We suggest that these unaudited condensed consolidated financial statements and accompanying notes be read in conjunction with the consolidated financial statements and the notes thereto included in our company's latest annual report.

        Certain prior-year amounts have been reclassified in order to conform to the current-year presentation.

2.    New Accounting Standards

        In June 2002 the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for Ball in 2003 on a prospective basis. The statement supersedes Emerging Issues Task Force Issue No. 94-3 and revises the definition of the incurrence and timing of a liability associated with an exit or disposal activity not related to a newly acquired entity.

        In May 2002 the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." This statement affects Ball primarily in its rescission of SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," which required all such gains and losses be reported as extraordinary items. Under SFAS No. 145, these items are to be reported as extraordinary items only if they meet the requirements established under Accounting Principles Board (APB) Opinion No. 30. This statement is not effective for Ball until 2003; however, it requires that amounts previously reported as extraordinary items be reevaluated in accordance with APB No. 30 and reclassified as appropriate. The effect of adopting this standard has not yet been determined.

        In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement was effective for Ball beginning January 1, 2002. There was no financial impact upon adoption of this standard.

        The FASB recently issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method be used for business combinations. Its provisions became effective for acquisitions after June 30, 2001. SFAS No. 142 establishes accounting guidelines for intangible assets acquired outside of a business combination. It also addresses how goodwill and other intangible assets are to be accounted for after initial recognition in the financial statements. In general, goodwill and certain intangible assets will no longer be amortized but will be tested periodically for impairment. Resulting write-downs, if any, will be recognized in the statement of earnings. This statement became effective for Ball beginning January 1, 2002. We have performed the required impairment tests for the adoption of SFAS No. 142 and have determined that no impairment exists at this time. The impact of not amortizing goodwill in the first nine months of 2002 increased diluted earnings per share by 12 cents. Full-year earnings are expected to increase by approximately $8 million after tax, or fifteen cents per diluted share, due to this accounting change.

3.    Business Segment Information

        Ball's operations are organized along its product lines and include two segments – the packaging segment and the aerospace and technologies segment. The accounting policies of the segments are the same as those in the unaudited condensed consolidated financial statements. A discussion of the company's accounting policies can be found in Ball's 2001 annual report.

Packaging

        The packaging segment includes the manufacture and sale of metal container products used primarily in beverage and food packaging and PET (polyethylene terephthalate) plastic container products used principally in beverage packaging. Our consolidated packaging operations are located in and serve North America and Asia, primarily the People's Republic of China (PRC). We also have investments in packaging companies in the U.S., the PRC, Brazil and Thailand, which are accounted for using the equity method of accounting, and, accordingly, those results are not included in segment earnings or assets.

Aerospace and Technologies

        The aerospace and technologies segment includes the manufacture and sale of aerospace and other related products and services used primarily in the defense, civil space and commercial space industries.

	Three Months Ended		Nine Months Ended
Summary of Business by Segment ($ in millions)	September 29, 2002	September 30, 2001	September 29, 2002	September 30, 2001
Net Sales
North American metal beverage	$594.4	$572.8	$1,730.6	$1,685.4
North American metal food	192.0	189.2	477.0	479.2
North American plastic containers	96.3	77.8	276.2	224.6
International packaging	28.4	44.0	93.8	134.3

Total packaging	911.1	883.8	2,577.6	2,523.5
Aerospace and technologies	127.5	116.7	371.1	319.6

Consolidated net sales	$1,038.6	$1,000.5	$2,948.7	$2,843.1

Consolidated Net Earnings
Packaging	$91.1	$73.7	$236.3	$193.2
Business consolidation costs (Note 5)	–	–	–	(237.7)

Total packaging	91.1	73.7	236.3	(44.5)

Aerospace and technologies	9.6	9.2	31.1	22.7
Business consolidation costs (Note 5)	–	–	–	(16.0)

Total aerospace and technologies	9.6	9.2	31.1	6.7

Segment earnings (loss) before interest and taxes	100.7	82.9	267.4	(37.8)
Corporate undistributed expenses, net	(7.3)	(5.4)	(22.9)	(14.5)

Earnings (loss) before interest and taxes	93.4	77.5	244.5	(52.3)
Interest expense	(18.8)	(21.6)	(55.1)	(68.5)
Provision for taxes	(26.1)	(19.6)	(66.3)	11.3
Minority interests	(0.6)	(0.5)	(1.4)	0.7
Equity in earnings of affiliates	2.1	0.5	5.7	1.5

Consolidated net earnings (loss)	$50.0	$36.3	$127.4	$(107.3)

($ in millions)	September 29, 2002	December 31, 2001
Segment Assets
Packaging	$2,647.1	$2,579.0
Aerospace and technologies	205.1	179.8

Total segment assets	2,852.2	2,758.8
Corporate net investment and eliminations	(470.1)	(445.2)

Total consolidated assets	$2,382.1	$2,313.6

4.    Acquisitions

        On August 29, 2002, we agreed to acquire 100% of the capital stock of Schmalbach–Lubeca AG (Schmalbach) for an estimated cash purchase price of €900 and the assumption of certain liabilities. The final purchase price will be subject to working capital and other adjustments. Schmalbach is the second largest metal beverage can manufacturer in Europe with operations consisting of 12 plants in five European countries, a headquarters office in Ratingen, Germany, and a research and development facility located in Bonn, Germany. The acquisition is expected to be finalized by the end of 2002 or early 2003 and will be financed through new borrowings, which will also be used to refinance a portion of our existing bank debt.

        On December 28, 2001, Ball acquired substantially all of the assets of Wis-Pak Plastics, Inc. (Wis-Pak) for approximately $27.5 million. Additional payments of up to $10 million in total, including interest, are contingent upon the future performance of the acquired business through 2006. The contingent purchase price component is being recognized as the performance levels are achieved. Under the acquisition agreement, Ball entered into a ten-year agreement to supply 100 percent of Wis-Pak's annual PET container requirements, which are currently 550 million containers. The company announced in July 2002 that it will close one of the two acquired plants before the end of 2002. The after-tax cash costs associated with this closure are estimated to be less than $1 million.

5.    Business Consolidation Costs

        In June 2001 Ball announced the reorganization of its PRC packaging business. As a part of the reorganization plan, we have exited the general line metal can business and have closed one PRC beverage can plant. We are in the process of closing another PRC beverage can plant and relocating production equipment. These remaining actions are expected to be completed by the end of 2002. A $237.7 million pretax charge ($185 million after tax and minority interest impact) was recorded in connection with this reorganization. The charge was comprised of: (1) $90.3 million to write-down fixed assets and related spare parts held for sale to net realizable value, including estimated costs to sell them; (2) $64.4 million of goodwill to estimated recoverable amounts; (3) $28.8 million for the acquisition of minority partner interests and write-off of unrecoverable equity investments; (4) $24 million of accounts receivable deemed uncollectible and inventories deemed unsalable, both as a direct result of the exit plan; (5) $13 million of severance cost and other employee benefits and (6) $17.2 million of decommissioning costs, miscellaneous taxes and other exit costs. Based on current estimates, positive cash flow of approximately $29 million, including tax recoveries, is expected upon the completion of the reorganization plan.

        Also in the second quarter of 2001, we ceased operations in two commercial developmental product lines in our aerospace and technologies segment. A pretax charge of $16 million ($9.7 million after tax) was recorded in the second quarter of 2001. The charge was comprised of: (1) $10 million of accounts receivable deemed uncollectible and inventories deemed unsalable, both as a direct result of the exit plan; (2) $2 million to write-down fixed assets held for sale to net realizable value, including estimated costs to sell; (3) $3.6 million of decommissioning and other exit costs and (4) $0.4 million of severance and other employee benefit costs.

        In November 2001 Ball announced the closure of its Moultrie, Georgia, plant to address overcapacity in the aluminum beverage can industry in North America. The plant was closed in December and the company recorded a pre-tax charge of $24.7 million ($15 million after tax). The charge included: (1) $15.8 million for the write-down of fixed assets held for sale and related machinery spare parts inventory to estimated net realizable value, including estimated costs to sell; (2) $4.7 million for severance and other employee benefit costs; (3) $3.2 million for other assets and decommissioning costs; and (4) $1 million for contractual pension and retirement obligations which have been included in the appropriate liability accounts. This charge was offset in part by the reversal of $7.2 million

($4.5 million after tax) of the June 2001 restructuring charge, primarily due to original estimates exceeding net actual costs as activities were concluded.

        Severance and other benefit costs related to the above actions in the PRC and the U.S. are associated with 1,592 former employees, primarily manufacturing and administrative personnel. The carrying value of fixed assets remaining for sale in connection with the 2001 charges is less than $1 million.

        The following table summarizes the activity related to the 2001 restructuring and plant closing costs during 2002:

($ in millions)	Pension/ Employee Costs	Other Assets/ Costs	Total
Balance at December 31, 2001	$8.7	$16.6	$25.3
Payments	(3.8)	(5.2)	(9.0)

Balance at September 29, 2002	$4.9	$11.4	$16.3

        In the second quarter of 2000, the company recorded an $83.4 million pre-tax charge ($55 million after tax, minority interests and equity earnings impact) for packaging business consolidation and investment exit activities in North America and the PRC. The carrying value of fixed assets remaining for sale in connection with the 2000 business exit activities, as well as the remaining integration activities related to a 1998 acquisition, was approximately $5.7 million at September 29, 2002. The remaining accrued employee severance and other exit costs at September 29, 2002, were less than $1 million.

        Subsequent changes to the estimated costs of the 2001 and 2000 business consolidation activities, if any, will be included in current-period earnings.

6.    Receivables Sales Agreement

        A receivables sales agreement provides for the ongoing, revolving sale of a designated pool of trade accounts receivable of Ball's U.S. packaging operations. In June 2002 the designated pool of receivables was increased to provide for sales of up to $175 million from the previous amount of $125 million. Net funds received from the sale of the accounts receivable totaled $157.5 million at September 29, 2002, and $122.5 million at September 30, 2001. Fees incurred in connection with the sale of accounts receivable, which were lower in 2002 due to a decrease in interest rates, totaled $0.9 million and $2.3 million for the third quarter and first nine months of 2002, respectively, and $1.2 million and $4.6 million for the same periods in 2001.

7.    Inventories

($ in millions)	September 29, 2002	December 31, 2001
Raw materials and supplies	$127.5	$148.9
Work in process and finished goods	270.1	300.4

	$397.6	$449.3

8.    Property, Plant and Equipment

($ in millions)	September 29, 2002	December 31, 2001
Land	$49.6	$49.5
Buildings	495.3	456.8
Machinery and equipment	1,455.7	1,398.5

	2,000.6	1,904.8
Accumulated depreciation	(1,069.3)	(1,000.4)

	$931.3	$904.4

        Depreciation expense amounted to $35.3 million and $106.3 million for the three- and nine-month periods ended September 29, 2002, respectively, and $34.3 million and $103.3 million for the comparable periods ended September 30, 2001, respectively.

9.    Goodwill, Intangibles and Other Assets

($ in millions)	September 29, 2002	December 31, 2001
Goodwill (net of accumulated amortization of $65.2 at September 29, 2002, and December 31, 2001)	$355.8	$357.8

Prepaid pension	110.4	101.0
Investments in affiliates	79.0	68.8
Intangibles (net of accumulated amortization of $15.5 at September 29, 2002, and $12.7 at December 31, 2001)	13.6	11.1
Other	72.3	77.0

	275.3	257.9

	$631.1	$615.7

        Total amortization expense amounted to $0.9 million and $2.7 million for the third quarter and first nine months of 2002, respectively, and $3.3 million and $11.4 million for the same periods in 2001, respectively, of which $2.4 million and $8.2 million related to the amortization of goodwill in the 2001 periods. Based on intangible assets as of September 29, 2002, total annual intangible asset amortization expense is expected to be between $3 million and $4 million in each of the next five years. The change in goodwill from December 31, 2001, is a combination of the reclassification of certain items to other intangible assets as valuations related to the Wis-Pak acquisition were finalized, the buyout of certain minority interest partners in the PRC and the effects of currency translation.

        The following table summarizes the pro forma earnings and per share impact of not amortizing goodwill during 2001:

	Three Months Ended		Nine Months Ended
($ in millions, except per share amounts)	September 29, 2002	September 30, 2001	September 29, 2002	September 30, 2001
Net earnings (loss), as reported	$50.0	$36.3	$127.4	$(107.3)
Add back goodwill amortization, net of tax	–	2.1	–	7.0

Adjusted net earnings	$50.0	$38.4	$127.4	$(100.3)

Basic Earnings per Share
Basic earnings (loss) per share, as reported	$0.89	$0.65	$2.26	$(1.99)
Add back goodwill amortization, net of tax	–	0.03	–	0.12

Adjusted basic earnings (loss) per share	$0.89	$0.68	$2.26	$(1.87)

Diluted Earnings per Share
Diluted earnings (loss) per share, as reported	$0.87	$0.61	$2.21	$(1.99)
Add back goodwill amortization, net of tax	–	0.03	–	0.12

Adjusted diluted earnings (loss) per share	$0.87	$0.64	$2.21	$(1.87)

10.  Debt

        Debt includes $300 million of 7.75% Senior Notes due in 2006, $250 million of 8.25% Senior Subordinated Notes due in 2008 and borrowings under a Senior Credit Facility, which bear interest at variable rates. At September 29, 2002, approximately $459 million was available under the revolving credit facility portion of the Senior Credit Facility.

        Ball has provided a completion guarantee representing 50 percent of the $27.1 million of debt issued by our Brazilian joint venture that was used to fund the previous construction of facilities.

        The company was not in default of any loan agreement at September 29, 2002, and has met all debt payment obligations.

Subsidiary Guarantees of Debt

        The company's Senior Notes, Senior Subordinated Notes and Senior Credit Facility agreements are guaranteed on a full, unconditional and joint and several basis by certain of the company's wholly owned domestic subsidiaries. The following is condensed, consolidating financial information for the company, segregating the guarantor subsidiaries and non-guarantor subsidiaries, as of September 29, 2002, and December 31, 2001 (in millions of dollars). The presentation of certain prior-year amounts has been changed in order to conform to the current-year presentation. Separate financial statements for the guarantor subsidiaries and the non-guarantor subsidiaries are not presented because management has determined that such financial statements would not be material to investors.

	CONSOLIDATED BALANCE SHEET
	September 29, 2002
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
ASSETS
Current assets
Cash and cash equivalents	$44.1	$0.7	$13.4	$–	$58.2
Accounts receivable, net	0.2	273.9	25.3	–	299.4
Inventories, net	–	330.9	66.7	–	397.6
Deferred income tax benefits and prepaid expenses	217.1	121.8	0.6	(275.0)	64.5

Total current assets	261.4	727.3	106.0	(275.0)	819.7

Property, plant and equipment, at cost	26.8	1,718.6	255.2	–	2,000.6
Accumulated depreciation	(14.4)	(935.2)	(119.7)	–	(1,069.3)

	12.4	783.4	135.5	–	931.3

Investments in subsidiaries	1,775.1	45.4	9.8	(1,830.3)	–
Investments in affiliates	7.2	22.4	49.4	–	79.0
Goodwill, net	–	318.9	36.9	–	355.8
Other assets	112.6	65.4	18.3	–	196.3

Total Assets	$2,168.7	$1,962.8	$355.9	$(2,105.3)	$2,382.1

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	$82.0	$–	$52.1	$–	$134.1
Accounts payable	12.0	236.2	38.9	–	287.1
Accrued employee costs and other current liabilities	38.5	431.7	47.5	(275.0)	242.7

Total current liabilities	132.5	667.9	138.5	(275.0)	663.9
Long-term debt	878.8	10.1	–	–	888.9
Intercompany borrowings	473.9	165.4	59.6	(698.9)	–
Employee benefit obligations, deferred income taxes and other	141.9	83.7	56.6	–	282.2

Total liabilities	1,627.1	927.1	254.7	(973.9)	1,835.0

Contingencies
Minority interests	–	–	5.5	–	5.5

Shareholders' Equity:
Convertible preferred stock	–	–	179.6	(179.6)	–

Preferred shareholders' equity	–	–	179.6	(179.6)	–

Common stock	508.8	724.6	239.2	(963.8)	508.8
Retained earnings (deficit)	522.2	334.5	(296.0)	(38.5)	522.2
Accumulated other comprehensive loss	(54.0)	(23.4)	(27.1)	50.5	(54.0)
Treasury stock, at cost	(435.4)	–	–	–	(435.4)

Common shareholders' equity (deficit)	541.6	1,035.7	(83.9)	(951.8)	541.6

Total shareholders' equity	541.6	1,035.7	95.7	(1,131.4)	541.6

Total Liabilities and Shareholders' Equity	$2,168.7	$1,962.8	$355.9	$(2,105.3)	$2,382.1

	CONSOLIDATED BALANCE SHEET
	December 31, 2001
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
ASSETS
Current assets
Cash and cash equivalents	$52.7	$0.4	$30.0	$–	$83.1
Accounts receivable, net	1.6	142.6	27.8	–	172.0
Inventories, net	–	375.5	73.8	–	449.3
Deferred income tax benefits and prepaid expenses	183.3	126.2	1.6	(222.0)	89.1

Total current assets	237.6	644.7	133.2	(222.0)	793.5

Property, plant and equipment, at cost	25.9	1,620.2	258.7	–	1,904.8
Accumulated depreciation	(13.8)	(870.8)	(115.8)	–	(1,000.4)

	12.1	749.4	142.9	–	904.4

Investments in subsidiaries	1,637.8	57.9	9.8	(1,705.5)	–
Investments in affiliates	7.4	15.3	46.1	–	68.8
Goodwill, net	–	326.6	31.2	–	357.8
Other assets	106.2	65.5	17.4	–	189.1

Total Assets	$2,001.1	$1,859.4	$380.6	$(1,927.5)	$2,313.6

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	$67.0	$–	$48.0	$–	$115.0
Accounts payable	4.1	215.7	38.7	–	258.5
Accrued employee costs and other current liabilities	54.4	324.9	43.9	(222.0)	201.2

Total current liabilities	125.5	540.6	130.6	(222.0)	574.7
Long-term debt	939.0	10.1	–	–	949.1
Intercompany borrowings	308.2	291.7	98.9	(698.8)	–
Employee benefit obligations, deferred income taxes and other	124.3	95.4	56.3	–	276.0

Total liabilities	1,497.0	937.8	285.8	(920.8)	1,799.8

Contingencies
Minority interests	–	–	9.7	–	9.7

Shareholders' Equity:
Convertible preferred stock	–	–	179.6	(179.6)	–

Preferred shareholders' equity	–	–	179.6	(179.6)	–

Common stock	478.9	724.5	239.2	(963.7)	478.9
Retained earnings (deficit)	410.0	207.8	(304.7)	96.9	410.0
Accumulated other comprehensive loss	(43.7)	(10.7)	(29.0)	39.7	(43.7)
Treasury stock, at cost	(341.1)	–	–	–	(341.1)

Common shareholders' equity	504.1	921.6	(94.5)	(827.1)	504.1

Total shareholders' equity	504.1	921.6	85.1	(1,006.7)	504.1

Total Liabilities and Shareholders' Equity	$2,001.1	$1,859.4	$380.6	$(1,927.5)	$2,313.6

	CONSOLIDATED STATEMENT OF EARNINGS
	For the Nine months Ended September 29, 2002
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
Net sales	$–	$2,854.9	$281.3	$(187.5)	$2,948.7
Costs and expenses
Cost of sales (excluding depreciation and amortization)	–	2,425.2	237.7	(187.5)	2,475.4
Depreciation and amortization	1.5	94.9	12.6	–	109.0
Selling and administrative	19.2	83.0	14.8	–	117.0
Receivable securitization fees and other	–	3.0	(0.2)	–	2.8
Interest expense	40.9	7.7	6.5	–	55.1
Equity in net results of subsidiaries	(135.4)	–	–	135.4	–
Corporate allocations	(40.6)	40.6	–	–	–

	(114.4)	2,654.4	271.4	(52.1)	2,759.3

Earnings (loss) before taxes	114.4	200.5	9.9	(135.4)	189.4
Provision for taxes	13.2	(76.2)	(3.3)	–	(66.3)
Minority interests	–	–	(1.4)	–	(1.4)
Equity in net results of affiliates	(0.2)	2.4	3.5	–	5.7

Earnings (loss) attributable to common shareholders	$127.4	$126.7	$8.7	$(135.4)	$127.4

	CONSOLIDATED STATEMENT OF EARNINGS
	For the Nine months Ended September 30, 2001
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
Net sales	$–	$2,708.8	$331.2	$(196.9)	$2,843.1
Costs and expenses
Cost of sales (excluding depreciation and amortization)	–	2,339.7	283.9	(196.9)	2,426.7
Depreciation and amortization	1.5	95.6	17.6	–	114.7
Business consolidation costs	–	16.0	237.7	–	253.7
Selling and administrative	8.7	63.7	19.2	–	91.6
Receivable securitization fees and other	–	9.0	(0.3)	–	8.7
Interest expense	46.0	18.2	4.3	–	68.5
Equity in net results of subsidiaries	151.1	–	–	(151.1)	–
Corporate allocations	(39.4)	39.4	–	–	–

	167.9	2,581.6	562.4	(348.0)	2,963.9

Earnings (loss) before taxes	(167.9)	127.2	(231.2)	151.1	(120.8)
Provision for taxes	60.7	(45.6)	(3.8)	–	11.3
Minority interests	–	–	0.7	–	0.7
Equity in net results of affiliates	(0.1)	(0.4)	2.0	–	1.5

Net earnings (loss)	(107.3)	81.2	(232.3)	151.1	(107.3)
Preferred dividends, net of tax	(1.8)	–	–	–	(1.8)

Earnings (loss) attributable to common shareholders	$(109.1)	$81.2	$(232.3)	$151.1	$(109.1)

	CONSOLIDATED STATEMENT OF CASH FLOWS
	For the Nine months Ended September 29, 2002
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
Cash Flows from Operating Activities
Net earnings (loss)	$127.4	$126.7	$8.7	$(135.4)	$127.4
Noncash charges to net earnings:
Depreciation and amortization	1.5	94.9	12.6	–	109.0
Deferred income taxes	(15.4)	23.4	0.1	–	8.1
Equity in net results of subsidiaries	(135.4)	–		135.4
Other, net	14.7	(16.0)	(2.7)	–	(4.0)
Changes in working capital components	(16.4)	11.9	15.4	–	10.9

Net cash provided by (used in) operating activities	(23.6)	240.9	34.1	–	251.4

Cash Flows from Investing Activities
Additions to property, plant and equipment	(2.1)	(80.3)	(5.3)	–	(87.7)
Acquisitions of previously leased assets	–	(43.1)	–	–	(43.1)
Investments in and advances to affiliates, net of dividends	152.8	(128.5)	(24.3)	–	–
Miscellaneous investments and other, net	(5.2)	11.3	(25.0)	–	(18.9)

Net cash provided by (used in) investing activities	145.5	(240.6)	(54.6)	–	(149.7)

Cash Flows from Financing Activities
Repayments of long-term borrowings	(50.2)	–	–	–	(50.2)
Change in short-term borrowings	–	–	3.9	–	3.9
Common dividends	(15.3)	–	–	–	(15.3)
Proceeds from issuance of common stock under various employee and shareholder plans	29.3	–	–	–	29.3
Acquisitions of treasury stock	(94.3)	–	–	–	(94.3)

Net cash provided by (used in) financing activities	(130.5)	–	3.9	–	(126.6)

Net Change in Cash and Cash Equivalents	(8.6)	0.3	(16.6)	–	(24.9)
Cash and Cash Equivalents – Beginning of Period	52.7	0.4	30.0	–	83.1

Cash and Cash Equivalents – End of Period	$44.1	$0.7	$13.4	$–	$58.2

	CONSOLIDATED STATEMENT OF CASH FLOWS
	For the Nine months Ended September 30, 2001
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
Cash Flows from Operating Activities
Net earnings (loss)	$(107.3)	$81.2	$(232.3)	$151.1	$(107.3)
Noncash charges to net earnings:
Depreciation and amortization	1.5	95.6	17.6	–	114.7
Business consolidation costs	–	16.0	235.2	–	251.2
Deferred income taxes	(25.6)	46.1	2.1	–	22.6
Equity in net results of subsidiaries	151.1	–	–	(151.1)	–
Other, net	9.7	(31.8)	(1.7)	–	(23.8)
Changes in working capital components	(50.5)	(104.7)	2.3	–	(152.9)

Net cash provided by (used in) operating activities	(21.1)	102.4	23.2	–	104.5

Cash Flows from Investing Activities
Additions to property, plant and equipment	(2.2)	(36.2)	(11.1)	–	(49.5)
Investments in and advances to affiliates, net of dividends	114.1	(83.1)	(31.0)	–	–
Incentive loan receipts and other, net	(0.8)	17.2	2.6	–	19.0

Net cash provided by (used in) investing activities	111.1	(102.1)	(39.5)	–	(30.5)

Cash Flows from Financing Activities
Repayments of long-term borrowings	(39.0)	–	–	–	(39.0)
Change in short-term borrowings	3.5	–	25.1	–	28.6
Common and preferred dividends	(14.4)	–	–	–	(14.4)
Proceeds from issuance of common stock under various employee and shareholder plans	23.4	–	–	–	23.4
Acquisitions of treasury stock	(58.1)	–	–	–	(58.1)
Other, net	(3.7)	–		–	(3.7)

Net cash provided by (used in) financing activities	(88.3)	–	25.1	–	(63.2)

Net Change in Cash and Cash Equivalents	1.7	0.3	8.8	–	10.8
Cash and Cash Equivalents – Beginning of Period	12.3	0.2	13.1	–	25.6

Cash and Cash Equivalents – End of Period	$14.0	$0.5	$21.9	$–	$36.4

11.  Shareholders' Equity

        The company has several stock option plans under which options to purchase shares of common stock have been granted to officers and employees at the market value of the stock at the date of grant. In general options are exercisable in four equal installments commencing one year from the date of grant and terminate 10 years from the date of grant. At September 29, 2002, there were 3,260,267 options outstanding under these plans at a weighted average exercise price of $24.51 per share, of which 1,622,525 were exercisable at a weighted average exercise price of $19.07 per share.

        The company adopted a deposit share program in March 2001 that, by matching purchased shares with restricted shares, encourages certain senior management employees and outside directors to invest in Ball stock. Participants have until March 2003 to acquire shares in order to receive the matching restricted share grants. Restrictions on the matching shares lapse at the end of four years from date of grant, or earlier if established share ownership guidelines are met, assuming the qualifying purchased shares are not sold or transferred prior to that time. As of September 29, 2002, a total of 556,643 shares are available for grant under this program, of which 466,576 shares have been granted. This plan is accounted for as a variable plan where compensation expense is recorded based upon the current market price of the company's common stock until restrictions lapse. The company recorded $4.5 million and $0.6 million of expense in connection with this program in the first nine months of 2002 and 2001, respectively. The increase in 2002 compared to 2001 is the result of the timing of the share grants as well as the higher price of Ball stock.

        Accumulated other comprehensive loss includes the cumulative effect of foreign currency translation, additional minimum pension liability and unrealized gains and losses on derivative instruments receiving cash flow hedge accounting treatment.

($ in millions)	Foreign Currency Translation	Minimum Pension Liability (net of tax)	Effective Financial Derivatives(a)	Accumulated Other Comprehensive Loss
December 31, 2001	$(29.9)	$(5.7)	$(8.1)	$(43.7)
Change	2.1	–	(12.4)	(10.3)

September 29, 2002	$(27.8)	$(5.7)	$(20.5)	$(54.0)

(a)
Refer to Item 3, "Quantitative and Qualitative Disclosures About Market Risk," for a discussion of the company's use of derivative financial instruments.

        The following table summarizes total comprehensive earnings for the third quarter and nine-month periods of 2002 and 2001:

	Three Months Ended		Nine Months Ended
($ in millions)	September 29, 2002	September 30, 2001	September 29, 2002	September 30, 2001
Comprehensive Earnings
Net earnings (loss)	$50.0	$36.3	$127.4	$(107.3)
Foreign currency translation adjustment	(6.3)	(3.8)	2.1	(1.3)
Effect of derivative instruments	(21.1)	(8.9)	(12.4)	(9.9)
Minimum pension liability (net of tax)	–	–	–	(0.2)

Comprehensive earnings (loss)	$22.6	$23.6	$117.1	$(118.7)

12.  Earnings Per Share

        The following table provides additional information on the computation of earnings per share amounts:

	Three Months Ended		Nine Months Ended
($ in millions, except per share amounts)	September 29, 2002	September 30, 2001	September 29, 2002	September 30, 2001
Basic Earnings per Share
Net earnings (loss)	$50.0	$36.3	$127.4	$(107.3)
Preferred dividends, net of tax	–	(0.6)	–	(1.8)

Earnings (loss) attributable to common shareholders	$50.0	$35.7	$127.4	$(109.1)

Weighted average common shares (000s)	56,188	54,920	56,347	54,858

Basic earnings (loss) per share	$0.89	$0.65	$2.26	$(1.99)

Diluted Earnings per Share
Net earnings (loss)	$50.0	$36.3	$127.4	$(107.3)
Adjustment for deemed ESOP cash contribution in lieu of the ESOP Preferred dividend	–	(0.4)	–	(1.3)

Earnings (loss) attributable to common shareholders	$50.0	$35.9	$127.4	$(108.6)

Weighted average common shares (000s)	56,188	54,920	56,347	54,858
Effect of dilutive stock options	1,217	906	1,265	794
Common shares issuable upon conversion of the ESOP Preferred stock	–	3,204	–	3,272

Weighted average shares applicable to diluted earnings per share	57,405	59,030	57,612	58,924

Diluted earnings (loss) per share	$0.87	$0.61	$2.21	$(1.99	)(1)

(1)
The diluted loss per share in the first nine months of 2001 is the same as the net loss per common share because the assumed exercise of stock options and conversion of the ESOP Preferred stock would have been antidilutive.

        For the 2002 and 2001 periods, stock options to purchase 460,950 and 448,476 shares of common stock, respectively, were not included in the computation of diluted earnings per share since they were anti-dilutive (i.e., their exercise price exceeded the average closing market price of Ball common stock for the periods).

13.  Contingencies

        The company is subject to various risks and uncertainties in the ordinary course of business due, in part, to the competitive nature of the industries in which we participate, our operations in developing markets outside the U.S., changing commodity prices for the materials used in the manufacture of our products and changing capital markets. Where practicable, we attempt to reduce these risks and uncertainties through the establishment of risk management policies and procedures, including, at times, the use of certain derivative financial instruments.

        From time to time, the company is subject to routine litigation incident to its business. Additionally, the U.S. Environmental Protection Agency has designated Ball as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. Our information at this time does not indicate that these matters will have a material adverse effect upon the liquidity, results of operations or financial condition of the company.

14.  Stock Split

        On January 23, 2002, the company's Board of Directors declared a two-for-one stock split, increased the quarterly dividend and authorized the repurchase of additional common shares. The stock split was effective February 22, 2002, for all shareholders of record on February 1, 2002. As a result of the stock split, all amounts related to earnings, options and outstanding shares have been retroactively restated as if the split had occurred as of January 1, 2001.

Report of Independent Accountants

To the Supervisory Board and Shareholders of Schmalbach–Lubeca AG

        In our opinion, the accompanying combined balance sheets as of December 31, 2001 and December 31, 2000 and the related combined statements of income, cash flows and division equity for the 12 months ended December 31, 2001, the 4 months ended December 31, 2000, the 8 months ended August 31, 2000 and the 12 months ended December 31, 1999 present fairly, in all material respects, the financial position of the Beverage Can Division of Schmalbach–Lubeca AG as defined in Note 1 in conformity with International Accounting Standards. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The Beverage Can Division of Schmalbach–Lubeca AG has not operated as a separate entity. Accordingly, the basis of presentation as explained in the notes to the financial statements include the allocation of certain costs, that have been deemed to be incurred by the parent company on behalf of the beverage division. There can be no assurance that such cost allocations will be indicative of future results or indicative of costs that would have been incurred if it had been a separate stand alone entity.

        International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of combined net income expressed in Euros for the year ended December 31, 2001, four months ended December 31, 2000, eight months ended August 31, 2000, and year ended December 31, 1999 and the determination of combined divisional equity and combined financial position at December 31, 2001 and 2000. The extent of this impact as of and for the year ended December 31 2001, four months ended December 31, 2000, and eight months ended August 31, 2000 is summarised in Note 35 to the combined financial statements.

Düsseldorf, October 30, 2002
PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Schwarzhof	ppa. Schmidt
Wirtschaftsprüfer	Wirtschaftsprüfer

Schmalbach–Lubeca

Beverage Cans

Combined Statements of Income

(in thousands of Euros)

	Note	For the 12 months ended 31/12/01	For the 12 months ended 31/12/00	For the 4 months ended 31/12/00	For the 8 months ended 31/08/00	For the 12 months ended 31/12/99
Sales		953,101	869,184	289,825	579,359	764,271

Cost of Sales	2	(777,935)	(735,531)	(260,166)	(475,365)	(624,184)

Gross profit		175,166	133,653	29,659	103,994	140,087
Selling expenses	3	(26,955)	(19,036)	(6,573)	(12,463)	(20,861)

General and administrative expenses	4	(46,201)	(45,518)	(11,174)	(34,344)	(42,150)

Other operating income	5	44,560	30,573	895	29,678	85,899

Other operating expenses	6	(32,465)	(44,792)	(27,814)	(16,978)	(41,437)

Income from operating activities		114,105	54,880	(15,007)	69,887	121,538
Interest expense	7	(29,692)	(28,421)	(12,672)	(15,749)	(21,168)

Income/(loss) before income taxes and minority interests		84,413	26,459	(27,679)	54,138	100,370
Taxes on income	8	(23,158)	(8,948)	9,598	(18,546)	(16,495)

Income/(loss) before minority interests		61,255	17,511	(18,081)	35,592	83,875
Minority interests share of loss/(income)	9	276	(3,385)	(1,837)	(1,548)	(3,423)

Net income/(loss)		61,531	14,126	(19,918)	34,044	80,452

The accompanying notes are an integral part of these combined financial statements.

Schmalbach–Lubeca

Beverage Cans

Combined Balance Sheet

(in thousands of Euros)

	Note	31/12/01	31/12/00
Assets
Non-current assets
Property, plant and equipment	14	367,613	320,430

Goodwill and intangible assets	14	101,408	113,078

Shares in associated companies	17	6,825	6,852

Other financial assets	18	64,850	64,940

Deferred taxes	26	13,081	—

		553,777	505,300
Current assets
Other prepaid expenses	22	942	685

Inventories	19	97,498	92,081

Other receivables and assets	20	24,442	29,894

Accounts receivable, trade	20	73,891	63,531

Cash and cash equivalents	21	5,131	2,075

		201,904	188,266

Total Assets		755,681	693,566
Liabilities and Divisional Equity
Divisional equity
S-L AG investment in Beverage Can Product Group	23	4,742	(63,678)
Minority interests	9	20,555	23,450
Non-current liabilities
Liabilities due to banks	28	15,806	16,488

Deferred taxes	24/26	23,130	14,275

Pension reserves and accruals for similar obligations	24/25	248,321	247,658

Provisions	24/27	10,826	9,166

		298,083	287,587
Current liabilities
Accounts payable, trade	28	118,665	121,310

Accrued taxes	24/26	18,453	20,472

Liabilities due to banks	28	51,159	73,207

Liabilities due parent	28	173,950	157,428

Provisions	24/27	14,605	25,607

Other liabilities	28	54,628	40,267

Deferred income		841	7,916

		432,301	446,207

Total Liabilities and Divisional Equity		755,681	693,566

The accompanying notes are an integral part of these combined financial statements.

Schmalbach–Lubeca

Beverage Cans

Development of Divisional Equity

(in thousands of Euros)

Divisional Equity
As at December 31, 1998	(179,408)

Currency adjustments (Note 15)	6,646

Net income	80,452

As at December 31, 1999	(92,310)

Cumulative effect of adoption of IAS 39 on January 1, 2000	9,266

Currency adjustments (Note 15)	5,863

Net income	34,044

As at August 31, 2000	(43,137)

Currency adjustments (Note 15)	(623)

Net loss	(19,918)

As at December 31, 2000	(63,678)

Currency adjustments (Note 15)	6,889

Net income	61,531

As at December 31, 2001	4,742

The accompanying notes are an integral part of these combined financial statements.

Schmalbach–Lubeca

Beverage Cans

Combined Statements of Cash Flows

(in thousands of Euros)

			Note (34)	For the 12 months ended 31/12/01	For the 12 months ended 31/12/00	For the 4 months ended 31/12/00	For the 8 months ended 31/08/00	For the 12 months ended 31/12/099
	Operations
	Net income/(loss)			61,531	14,126	(19,918)	34,044	80,452

	+	Depreciation and amortization		58,015	68,170	31,949	36,221	59,536

	–	(Reduction)/increase in accruals		(10,184)	(8,732)	51,649	(60,381)	(39,715)

	–	Other (income)/expense not affecting cash		(27,964)	9,752	(30,895)	40,647	1,199

	+	Reduction/(increase) in inventories, trade accounts receivable and other assets		22,373	(22,861)	41,782	(64,643)	37,689

	–	(Reduction)/increase in trade accounts payable and other liabilities		(29,441)	31,225	(22,151)	53,376	(20,067)

I.	Cash flow from operations			74,330	91,680	52,416	39,264	119,094
	Investing activities
	+	Proceeds from the disposal of fixed assets		—	2,465	2,465	—	—

	–	Expenditure on fixed assets		(30,139)	(47,886)	(15,737)	(32,149)	(52,094)

	–	Expenditure on intangible assets		—	(5,372)	—	(5,372)	(4,587)

	+	Proceeds from disposal of financial assets		—	11,393	5,595	5,798	—

	–	Expenditure on financial assets		—	—	—	—	(5,263)

	+	Proceeds from the sale of consolidated companies and other business units		26,108	—	—	—	—

	–	Expenditure for the acquisition of consolidated companies and other business units		(59,986)	(9,827)	(1,120)	(8,707)	(339)

	–	Other		1,028	579	(82)	661	292

II.	Cash flow from investing activities			(62,989)	(48,648)	(8,879)	(39,769)	(61,991)
	Financing activities
	–	Dividend payments to minority shareholders		(3,269)	(6,840)	(3,577)	(3,263)	—
	+	Increase/(decrease) in borrowing		(5,565)	(53,014)	(59,808)	6,794	(45,411)

III.	Cash flow from financing activities			(8,834)	(59,854)	(63,385)	3,531	(45,411)
	Funds available
	Changes in funds affecting payments			2,507	(16,822)	(19,848)	3,026	11,692

	+	Changes in funds resulting from exchange rates and valuations		549	1,227	194	1,033	867

	+	Funds at the beginning of the period		2,075	17,670	21,729	17,670	5,111

IV.	Funds at the end of the period			5,131	2,075	2,075	21,729	17,670

The accompanying notes are an integral part of these combined financial statements.

Schmalbach–Lubeca

Beverage Cans

Notes to the Combined Financial Statements

(1) Schmalbach–Lubeca Beverage Cans – Background

Schmalbach–Lubeca AG

        Schmalbach–Lubeca ("S-L AG") is established in the legal form of a German Aktiengesellschaft (AG) and is located in Ratingen, Germany. The company is registered in the commercial register of Dusseldorf, Germany. S-L AG is a subsidiary of AV Packaging GmbH, Munich ("AVP"), which holds 97.6% of the shares in S-L AG, with the remaining 2.4% of the shares held by external shareholders. Substantially all the shares in AVP are held by E.ON AG and Allianz Capital Partners GmbH, a subsidiary of Allianz AG. At December 31, 2001, S-L AG consisted of 8 German and 70 non-German fully consolidated companies, one associated company included at equity and one investment included at cost. S-L AG was comprised of three operating segments, PET containers, White Cap closures and Beverage cans. PET containers manufactures returnable and one-way PET bottles, preforms and tooling and moulds for injection moulding and stretch-blow moulding machines. White Cap closures manufactures plastic and composite closures for oxygen-sensitive, vacuum-packaged and aseptically vacuum-packaged food products and beverages. Beverage cans manufactures two-piece tinplate and aluminium beverage cans and ends ("Beverage Can Operations").

Divestments

        On May 8, 2002, S-L AG announced agreement for the sale of both the PET container and White Cap closures operations to the Australian packaging company Amcor Limited ("Amcor Transaction"). The transaction closed on July 1, 2002.

        On August 29, 2002, S-L AG announced agreement for the sale of the stock of S-L AG (the "Ball Transaction") to the American based packaging company Ball Corporation ("Ball"). Ball will be acquiring the German-based company for approximately EUR 922.3 million in cash plus assumption of S-L AG's pension liabilities, which, for purposes of establishing the purchase price, were valued at December 31, 2001 at approximately EUR 245 million, less the assumption of approximately EUR 16 million of debt. The final purchase price is subject to working capital and other post-closing adjustments. The transaction is expected to close in late 2002 or early 2003.

        Proceeds from the Amcor Transaction will be used to liquidate all debt, except the EUR 16 million of debt to be assumed by Ball. Any remaining proceeds will be distributed to AVP prior to the closing of the Ball Transaction. In addition, a reorganization of S-L AG will occur prior to the close of the Ball Transaction in order to remove certain other assets and liabilities that Ball is not acquiring, primarily a share investment in Impress Metal Packaging Holdings B.V, which is accounted for at cost.

        At the closing of the Ball Transaction, S-L AG will primarily consist of the Beverage Can Operations, the S-L AG corporate headquarters function and certain acquired assets and liabilities of S-L AG. At the closing, the Beverage Can Operations will consist of 10 can plants, 2 end facilities, and a technical center. These facilities are located in Germany, the United Kingdom, France, Netherlands, and Poland. An investment in China was sold in June 2002.

Basis of combination and presentation

        These combined financial statements include substantially all of the assets, liabilities, results of operations and cash flows attributable to the historical Beverage Can Operations of S-L AG in addition to the S-L AG corporate headquarters function allocated to the Beverage Can Operations and certain acquired assets and liabilities to be acquired of S-L AG (hereinafter referred to collectively as "Beverage Cans"). The Beverage Can Operations constitute a single business segment based primarily in Europe. As such, no segment reporting is included in the Beverage Cans combined financial statements. Beverage Cans is not a separate legal entity and has not been separately financed. The combined financial statements are prepared on a historical cost basis, except as disclosed in the accounting policies below, from the books and records of the Beverage Can Operations and S-L AG. An eight-month and four-month stub period have been presented for 2000 because of the acquisition of S-L AG by AV Packaging more fully described in Note 35.

        The Beverage Cans combined financial statements have been prepared on the basis of established accounting methods, practices, procedures and policies and the accounting judgments and estimation methodologies used by Beverage Cans and S-L AG as explained below. Beverage Cans combined financial statements are prepared in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Board (IASB), taking into account the interpretations of the Standing Interpretations Committee (SIC). IAS differs in certain respects from generally accepted accounting principles (US GAAP) in the United States and certain other countries. Material differences between IAS and US GAAP that effect the Beverage Cans combined financial statements are discussed in Note 35 to the combined financial statements.

        The combined statement of income includes all items of revenue and income generated by the Beverage Can Operations and all items of expense directly incurred by it and expenses charged or allocated to it by S-L AG in the normal course of business. Certain S-L AG corporate expenses were allocated to the combined financial statements of Beverage Cans for the sole purpose of preparing the combined financial statements. The basis of allocation of S-L AG expenses, assets and liabilities is discussed in Summary of Significant Accounting Policies.

Summary of Significant Accounting Policies

Allocation of S-L AG Corporate assets, liabilities and expenses

        The Beverage Cans combined financial statements include an allocation of selected corporate assets and liabilities and expenses of S-L AG's corporate headquarters, including certain expenses recorded in S-L AG consolidation entries (referred to collectively as "Corporate").

Expense Allocations

        The Beverage Can Operations, as a part of Beverage Cans, receive the benefit of certain services rendered by S-L AG (the allocation of Interest and Taxes are discussed separately below). Costs incurred primarily include the costs of the headquarter function such as personnel costs, supplies, outside services and other costs related to the corporate, accounting, legal, treasury, tax, information services and purchasing functions. Where it is possible to specifically identify these costs as relating to the Beverage Can Operations, the costs are charged directly to Beverage Cans, at cost. Where it is possible to specifically identify costs related to the PET containers and White-Cap closure operations, the costs are charged directly to those operations and are therefore excluded from the Beverage Cans combined financial statements. Where it is not possible to specifically identify the costs as relating to Beverage Cans or the PET container and White-Cap closure operations, a portion of the total costs for these services are allocated, at cost, to Beverage Cans. The allocation process for these costs differs based on whether the costs relate to S-L AG operations within Germany, S-L AG operations outside Germany or S-L AG costs not specifically related to or specifically identifiable as German or non-German operations.

        The costs specifically identified as relating to the operations within Germany are allocated to all operating units (i.e., Beverage Can Operations, PET containers and White-Cap closures) based on their respective revenues within Germany relative to total consolidated S-L AG revenues within Germany.

The costs specifically identified as relating to the operations outside of Germany are allocated to all operating units based upon their respective revenues outside of Germany relative to total consolidated S-L AG revenues outside of Germany. Finally, the costs that cannot be specifically identified as relating to German or non-German operations are allocated to all operating units based upon their respective revenues relative to total consolidated S-L AG revenues.

        These allocated costs are included in the appropriate line on the Beverage Cans combined statement of income according to the nature of the costs.

Interest Expense

        Interest expense is determined for the Beverage Cans combined financial statements based upon the level of debt assigned to Beverage Cans relative to the overall debt of consolidated S-L AG. The allocation of debt is discussed below. Interest related to debt held by, or directly-attributable to, the fully included subsidiaries that contain the Beverage Can Operations is retained in the Beverage Cans combined financial statements.

Taxes

        Beverage Cans' results have been historically included in the S-L AG, and subsidiary, applicable country and local tax returns that in some cases were filed in combined group returns, including the PET container and White Cap closure operations. The provision for income taxes, the related assets and liabilities and the disclosures in the footnotes for the Beverage Cans combined financial statements are presented and based upon a calculation of a standalone Beverage Cans tax provision on a separate return basis for each company in the Beverage Can Operations. There is also a tax provision based on the allocation of the Corporate costs assigned to Beverage Cans and the net income before taxes of the German beverage can plants and technical center owned by S-L AG.

Balance Sheet Allocations

        The assets and liabilities of Corporate are allocated to Beverage Cans in a manner consistent with the allocation of expenses. However, the pension obligations of S-L AG, excluding obligations for active participants related to the PET containers and White-Cap closure operations, have been included in the Beverage Cans combined financial statements consistent with the Share Sale and Transfer Agreement between Ball and AVP. The debt reflected in the combined financial statements of Beverage Cans consists of all debt directly attributable to the Beverage Can Operations and advances from S-L AG ("Advances"). Advances are provided or repaid for all periods based upon the net cash inflow or outflow of Beverage Cans in excess of the debt directly attributable to the Beverage Can Operations. Interest on Advances is recorded in Beverage Cans at a rate consistent with the average cost of third party debt, including in some periods related party debt, obtained by S-L AG.

        Management believes that the accounting judgments, estimations and allocations made in preparing these combined financial statements are reasonable under the circumstances; however, the costs allocated are not necessarily indicative of the costs that would have been incurred if Beverage Cans had incurred these costs and performed these functions as a standalone entity. There can be no assurances that such allocations will necessarily be indicative of future results or what the financial position and results of the operations of Beverage Cans would have been had it been a separate, standalone entity during the periods presented.

Principles of Combination

        These combined financial statements include the accounts of Beverage Cans after eliminating profits and losses on transactions within the Beverage Cans group. Fully combined in the balance sheet for Beverage Cans at December 31, 2001, are 4 German and 11 non-German subsidiaries, along with three operating plants and the technical center owned by S-L AG. The following table provides the consolidated subsidiaries included in the Beverage Cans combined financial statements, along with the ownership percentage and country of incorporation of each:

Name of Entity	Ownership Percentage	Country of Incorporation
Continental Can Europe Beteiligungsgesellschaft GmbH	100%	Germany
Schmalbach–Lubeca Getrankedosen GmbH	100%	Germany
Schmalbach–Lubeca Unterstutzungskasse GmbH	100%	Germany
Continental Can UK Holding Company Ltd.	100%	United Kingdom
Continental Can Company Ltd.	100%	United Kingdom
Continental Can Benelux B.V.	100%	Netherlands
Continental Can France S.A.S.	100%	France
Continental Can La Ciotat S.A.S.	100%	France
Continental Can Handelsgesellschaft GmbH	100%	Austria
Continental Can Polska Sp. z.o.o	100%	Poland
Continental Can Trading Sp. z.o.o	100%	Poland
Continental Can Europe Espana S.A. i.L	100%	Spain
Schmalbach–Lubeca South East Europe d.o.o	100%	Yugoslavia
Schmalbach–Lubeca Nederland B.V.	99.75%	Netherlands
Pacific Can Enterprises Company Limited	51%	British Virgin Islands

        The combined financial statements also fully include three dormant companies and four insignificant companies whose assets and liabilities are allocated to Beverage Cans. These seven companies will be transferred to an affiliate of AVP prior to closing of the Ball Transaction. Recal Organizacja Odzysku S.A. (Poland), a 50%-owned subsidiary, and North Pacific Can Co. (Dalian) Ltd. (China), a 25.5%-owned associate investment, are included in the Beverage Cans financial statements under the equity method of accounting.

        The combined financial statements include the consolidation of the subsidiaries specified above. Significant intercompany transactions are eliminated. The associate investments included under the equity method of accounting are 50% or less owned investments and Beverage Cans does not control, but exercises significant influence over, operating and financial affairs. Other investments that are less than 20% owned are carried at fair value, or historical cost if they are not traded on an active market and an alternative method of reasonably estimating fair value is inappropriate or unworkable.

        Subsidiaries are eliminated from the combined balance sheet when control ceases. Goodwill relating to the divested subsidiaries or parts of subsidiaries is taken into account as a disposal affecting net earnings.

        The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of an acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill.

Use of Estimates

        International accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. These estimates are based on historical experience and various other assumptions believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

Revenue Recognition

        Sales of beverage cans and ends are recorded only when delivery has occurred and there is a transfer of risk and rewards of ownership, when persuasive evidence of a contract or arrangement exists and collectibility is reasonably assured. Reported sales result from the sale of goods to customers.

Inventories

        Inventories are valued at average acquisition or production cost. In the case of raw materials, lower replacement costs do not lead to devaluation if the contributions made as a result of further processing are large enough to guarantee net realizable values. Production cost includes not only the directly attributable costs (material and personnel) and special individual production costs (e.g. tooling and moulds) but also material and production overheads and depreciation on a pro rata basis on the assumption of normal capacity utilization levels. Costs of non-utilized capacities, administration costs, superannuating costs, fringe benefit costs and interest charges are recorded as a period cost. Finished goods are stated at lower of cost or net realizable value.

Foreign currency transactions and translation

        Receivables and liabilities to be settled in a currency other than a location's measurement currency are valued at the historical rate in the individual balance sheets. At year-end the valuation is carried out using the mean rate on the balance sheet date. Profits and losses from changes in the exchange rate between the date on which they are earned or incurred and the balance sheet date are taken into account affecting net earnings.

        In the profit and loss accounts, earnings and expenses in foreign currency are valued at the exchange rates applicable at the dates on which they are earned or incurred. The differences due to the translation of the equity capital at changed reporting date exchange rates are shown in the earned surplus and/or minority interests. In the profit and loss account, the earnings, the expenses, the net income/loss for the year and its appropriation are translated at the annual average market rate. The difference between translation at annual average market rates and the mean rate prevailing on the balance sheet date is charged to the earned surplus with no effect on net income. The subsidiaries included in Beverage Cans financial statements as a rule use the Euro as the measurement currency with the exception of subsidiaries in the United Kingdom, Czech Republic, China and Poland which use the British pound sterling, the Czech Koruna, Hong Kong dollar/China Reminbi and Polish Zloty, respectively, as the measurement currency.

        The main exchange rates on which combined financial statements are based are listed in the following table:

        Main exchange rates:

Currencies	For the 12 months ended 31/12/01	For the 4 months ended 31/12/00	For the 8 months ended 31/08/00	For the 12 months ended 31/12/99
Mean rate on the balance sheet date:
1 EUR = GBP	0.6118	0.6241	0.6145	0.6218

1 EUR = PLN	3.5190	3.8498	3.9109	4.1587

1 EUR = USD	0.8904	0.9305	0.8936	1.0045

1 EUR = HKD	6.9432	7.2578	6.9695	7.8004

1 EUR = CZK	N/A	35.0470	35.3655	36.1031

Average annual rate:
1 EUR = GBP	0.6219	0.6109	0.6153	0.6587

1 EUR = PLN	3.6696	4.0216	4.0764	4.2258

1 EUR = USD	0.8960	0.9207	0.9463	1.0657

1 EUR = HKD	6.9881	7.2235	7.4446	8.2685

1 EUR = CZK	34.0685	35.7209	36.0590	36.9059

Research and development expenses

        Research costs are expensed as incurred. Development costs are reviewed to determine whether the conditions for capitalization required by IAS 38 are satisfied with regard to the uncertainty of the success until the product is launched on the market. Development efforts that are not carried out on the basis of an order placed by a customer do not as a rule meet these conditions and are expensed in the period incurred. No development costs have been capitalized in the periods presented in any of these combined financial statements.

Property, plant and equipment

        Property, plant and equipment is stated at acquisition or production cost less scheduled depreciation. The production costs of internally manufactured assets by the company itself include directly attributable individual costs and appropriate overheads excluding any financing costs.

        Property, plant and equipment are depreciated by the straight-line method. At each balance sheet date the management assesses whether there is any indication of impairment. When carrying amount of an asset is greater than its estimated recoverable amount the asset is written down immediately to its recoverable amount. Write-ups are made as the reasons for these unscheduled depreciation charges no longer apply. Fixed assets which are no longer used for operating purposes are posted as disposals in the fixed assets development schedule when sold or scrapped. The scheduled depreciable lives for tangible assets are based on the following estimates of their commercially useful lives:

Buildings	20 to 33 years
Machinery	6 to 12 years
Customer service equipment	6 to 10 years
Operational and office equipment	3 to 10 years
Motor vehicles	3 to 5 years

Goodwill and Intangibles

        Trademarks, patents, licenses and similar rights, and licenses to such rights, are recorded in the financial statements at acquisition or production cost and subsequently depreciated by the straight-line method over their commercially useful life. Goodwill is depreciated over 30 years on a straight-line basis. A useful life of 30 years has been assigned to goodwill due to the stability of the market for Beverage Cans' products, the slow rate of technological change in the industry and the fact that we expect the demand for Beverage Cans' existing products to continue to be strong. Intangibles and goodwill are annually evaluated for impairment or when events suggest that they may be impaired or may not be fully recoverable. Negative goodwill is being amortized over a period of 5 years.

Taxes on Income

        The positive and negative effects of taxes on income are taken into account in the combination affecting net income, and deferred taxes are included at the tax rate expected for the applicable company included in the combined financial statements. Deferred taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted income tax laws and tax rates. Deferred tax assets and operating tax loss carryforwards are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Derivative Financial Instruments

        Beverage Cans uses derivative financial instruments for the purpose of managing exposures to fluctuations in interest rates, foreign currency exchange rates and raw materials purchasing. The company uses mark-to-market accounting for all derivatives for the periods presented, as a clear assessment of the derivative to the hedged transaction has not been documented according to IAS 39.

Leases

        Beverage Cans has entered into various operating leases the payments under which are treated as rentals and charged to the profit and loss account on a straight-line basis over the lease terms.

Provisions

        Provisions are recognized when Beverage Cans has a present legal or constructive obligation as a result of past events when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. Where Beverage Cans expects a provision to be reimbursed, the reimbursement is recognized as an asset only when the reimbursement is virtually certain. Beverage Cans recognizes the estimated liability to replace products still under warranty at the balance sheet date. The provision is calculated based on historical experience of the level of replacements.

Employee Benefits

        Subsidiaries of Beverage Cans have various pension schemes in accordance with the local conditions and practices in the countries in which they operate. The schemes are generally funded through payments to insurance companies or trustee-administered funds as determined by periodic actuarial calculations.

        A defined benefit pension plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. The liability in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for actuarial gains/losses and past service cost. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by the estimated future cash outflows using interest rates of government securities that have terms to maturity approximating the terms of the related liability. Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans, if they exceed 10% of the total benefit obligations, are charged or credited to income over the average remaining service lives of the related employees. The transition obligation arising from the adoption of IAS is being amortized over five years.

Liabilities due to Banks

        Liabilities due to banks are recognized initially at the proceeds received, net of transactions costs incurred. Liabilites due to banks are subsequently stated at amortized costs using the effective yield method, any difference between proceeds (net of transactions costs) and the redemption value is recognized in the income statement over the period of the liability.

Explanatory notes to the profit and loss account

(2) Cost of sales

        The cost of sales comprises the costs of the products sold and the acquisition costs of trading stock. In accordance with IAS 2, it includes overheads, e.g. the costs of production management, planning, administration, plant security, environmental protection, utility supplies and waste disposal, in addition to the material and personnel costs which can be directly allocated, and impairment charges.

	For the 12 months Ended 31/12/01	For the 12 months ended 31/12/00	For the 4 months ended 31/12/00	For the 8 months ended 31/08/00	For the 12 months ended 31/12/99
	(in thousands of Euros)
Material costs	511,213	451,792	159,870	291,922	349,592

Personnel expenses	86,839	82,513	28,664	53,849	79,367

Depreciation	47,759	48,437	17,337	31,100	51,803

Maintenance	52,176	53,477	19,066	34,411	44,075

Freight	37,162	35,782	10,152	25,630	29,057

Other expenses	42,786	63,530	25,077	38,453	70,290

	777,935	735,531	260,166	475,365	624,184

(3) Selling expenses

        The selling expenses include advertising costs, allowance for doubtful accounts receivable and logistics costs as well as the costs of the sales departments.

(4) General and administrative expenses

        The costs of management and initial and further training and administration costs such as data processing, purchasing, training and accounting, are included in the general and administrative expenses.

(5) Other operating income

	For the 12 months ended 31/12/01	For the 12 months ended 31/12/00	For the 4 months ended 31/12/00	For the 8 months ended 31/08/00	For the 12 months ended 31/12/99
	(in thousands of Euros)
Reversal of Accruals	3,383	5,467	486	4,981	6,905

Disposal of fixed assets	3,048	7,086	374	6,712	41,346

Write-ups	20,000	—	—	—	—

Business interruption insurance payment	—	—	—	—	13,000

Exchange rate earnings	5,441	5,517	—	5,517	9,325

Others	12,688	12,503	35	12,468	15,323

	44,560	30,573	895	29,678	85,899

(6) Other operating expenses

	For the 12 months ended 31/12/01	For the 12 months ended 31/12/00	For the 4 months ended 31/12/00	For the 8 months ended 31/08/00	For the 12 months ended 31/12/99
	(in thousands of Euros)
Restructuring expenses	(152)	(567)	(401)	(166)	(3,333)

Amortization of goodwill and intangibles	(5,453)	(15,950)	(12,497)	(3,453)	(5,024)

Loss on disposal of fixed assets	(60)	(145)	(145)	—	—

Research and development	(13,725)	(3,659)	(3,659)	(9,175)	(13,001)

Exchange rate losses	(8,480)	(7,697)	(7,697)	(1,906)	(12,226)

Others	(4,595)	(3,415)	(3,415)	(2,278)	(7,853)

	(32,465)	(27,814)	(27,814)	(16,978)	(41,437)

        The EUR 12.5 million of goodwill amortization for the four months ended December 31, 2000, includes the write-off of EUR 10.8 million related to the China investment. An impairment charge on the China goodwill was taken as the expected future discounted cash flows indicated that the goodwill had been impaired.

(7) Interest expense

	For the 12 months ended 31/12/01	For the 12 months ended 31/12/00	For the 4 months ended 31/12/00	For the 8 months ended 31/08/00	For the 12 months ended 31/12/99
	(in thousands of Euros)
Interest income	1,771	1,346	449	897	1,267

(thereof from affiliated companies)	—	—	—	—	—

Interest expense	(18,083)	(16,387)	(8,661)	(7,726)	(9,437)

(thereof from affiliated companies)	(14,429)	(14,784)	(7,280)	(7,504)	(9,018)

Non cash income and expenses:
Interest included in the allocation to pension reserves	(13,380)	(13,380)	(4,460)	(8,920)	(12,998)

	(29,692)	(28,421)	(12,672)	(15,749)	(21,168)

(8) Taxes on income

	For the 12 months ended 31/12/01	For the 12 months ended 31/12/00	For the 4 months ended 31/12/00	For the 8 months ended 31/08/00	For the 12 months ended 31/12/99
	(in thousands of Euros)
Actual taxes on income	(20,106)	(18,980)	6,254	(25,234)	(18,719)

Deferred taxes on income	(3,052)	10,032	3,344	6,688	2,224

	(23,158)	(8,948)	9,598	(18,546)	(16,495)

        Deferred taxes are calculated by applying the applicable country tax rates expected at the time when the taxes will be paid. The tax rate assumptions are based on the legal regulations in force or adopted on the balance sheet date.

        Deferred tax assets resulting from tax loss carry forwards are only recognized to the extent that it is probable future taxable profit will be available to offset the tax loss carry forwards.

	2001 EUR m	2001%	2000 EUR m	2000%	1999 EUR m	1999%
Income (loss) before income taxes and minority interests	84.4		26.5		100.4

Anticipated tax rate		39.0		39.0		43.0

Anticipated tax expenditure	32.9	100.0	10.3	100.0	43.2	100.0

Increase (decrease) in tax due to change in deferred tax assets not recognized	(7.8)	(23.7)	8.6	75.4	—	—

Reduction in tax due to tax holiday and tax-free income	(2.2)	(6.7)	(3.9)	(34.2)	(9.3)	(21.5)

Changes in tax due to non-tax-deductible expenses and (non-taxable income)	2.9	8.8	8.3	72.8	(17.4)	(40.3)

Decrease in tax due to subsidiary stock loss writedowns	—	—	(19.0)	(166.7)	—	—

Other tax effects	(2.6)	(7.9)	4.6	44.7	—	—

Actual tax expenditure	23.2	70.5	8.9	78.1	16.5	38.2

Actual tax rate in %		27.5%		33.6%		16.4%

        During the year ended December 31, 1999, Beverage Cans sold a portion of its share investment in one of its subsidiaries and recognized a capital gain. This capital gain was a non-taxable transaction in the province within which it was recorded, thus lowering income tax expense for the year ended December 31, 1999 by EUR 17.4 million.

(9) Profit/loss due to minority shareholders and development of minority interests

        Dividends to minority shareholders in 2001 and 2000 were annually EUR 3.3 million to minority shareholders (10% ownership) in a subsidiary (CCUK) of a Beverage Can subsidiary via a preferential dividend. These minority shareholders have a call option to purchase an additional 41% of CCUK at fair value (determined by discounted cash flow method) which is exercisable if CCUK does not make the preferential dividend payment for two consecutive years and there is no purchaser for the shares (10%) currently held by the minority shareholders at a purchase price equal to or greater than an agreed minimum sum. The Beverage Can subsidiary also has a call option, exercisable upon the exercise of the minority shareholders call option to repurchase at fair value, but no less than an agreed minimum sum, the shares (10%) currently held by the minority shareholders.

        The minority interest share of net income after taxes were comprised of minority interest in Beverage Cans operations in the United Kingdom and China.

        Minority interests on the balance sheet for 2000 and 2001 developed as follows (in thousands of Euros):

As at December 31, 1999	23,058

Accrued dividends	(2,216)

Currency adjustments	853

Net income	1,548

As at August 31, 2000	23,243

Accrued dividends	(1,108)

Currency adjustments	(522)

Net income	1,837

As at December 31, 2000	23,450

Accrued dividends	(3,324)

Currency adjustments	705

Net income	(276)

As at December 31, 2001	20,555

(10) Personnel expenses

        Total personnel expenses included in cost of sales, selling and general and administrative expenses were as follows:

	For the 12 months ended 31/12/01	For the 12 months ended 31/12/00	For the 4 months ended 31/12/00	For the 8 months ended 31/08/00	For the 12 months ended 31/12/99
	(in thousands of Euros)
Wages and salaries	99,666	93,262	32,257	61,005	88,151

Social security and similar expenses	18,631	16,941	5,863	11,078	17,959

Pension expenses	5,495	3,719	1,324	2,395	2,903

	123,792	113,922	39,444	74,478	109,013

(11) Employees

        The average number of employees in 2001 was 2,566 (previous year 2,494).

(12) Total remuneration paid to members of the Supervisory Board and the Board of Management

        The total remuneration paid to the members of the Supervisory Board amounts to EUR 88,000, EUR 192,000 and EUR 177,418 and that to the members of the Board of Management of Schmalbach–Lubeca AG totals EUR 2,180,000, EUR 1,755,000 and EUR 1,661,700, in 2001, 2000 and 1999, respectively. Total provisions of EUR 16,425,000, EUR 16,509,000 and EUR 16,133,308, in 2001, 2000 and 1999, respectively, were recorded to cover pension commitments to former board members or directors and their surviving dependants. Pension payments totaled EUR 1,635,000, EUR 1,650,000 and EUR 1,580,404 in 2001, 2000 and 1999, respectively.

(13) Related Party Transactions

        All debt included in the accounts of Beverage Cans that has not been obtained from third party lenders has been provided by S-L AG, the owner of the Beverage Can Operations. S-L AG also provides various services to Beverage Cans, which are included in the results of operations of Beverage Cans as discussed in the Notes to the Financial Statements "Allocation of S-L AG Corporate assets, liabilities, and expenses." Additionally, Beverage Cans, through S-L AG, has entered into several insurance contracts with Allianz Versicherung and a power supply contract with E.ON Benelux, a subsidiary of E.ON. Both E.ON and Allianz are direct or indirect significant shareholders of AVP, the parent company of S-L AG. These contracts were concluded based on arm's length terms and normal conditions. There were no other business relations with affiliated companies and persons in the Beverage Cans group, significant shareholders or other related parties.

Explanatory notes to the balance sheet

(14) Fixed asset, goodwill and intangible assets

        The development of fixed assets, goodwill and intangible assets is shown below:

			2001 Opening Balance	Additions	Change in Consolidation— Additions	Disposals	Reclass and Transfers	Change in Consolidation— Disposals	Currency Diffs	2001 Ending Balance
			(in thousands of Euros)
I.	Intangible Assets Acquisition/manufacturing cost
	1.	Trademarks, patents, licenses, and similar rights and licenses to such rights	20,007	132	407	(38)	444	(116)	292	21,128

	2.	Goodwill	168,489	—	—	—	(28)	—	374	168,835

	3.	Negative Goodwill	—	(4,954)	—	—	—	—	—	(4,954)

	4.	Development costs/self-manufactured intangible assets	—	—	—	—	—	—	—	—

	5.	Advances paid on intangible assets	74	289	—	—	(57)	(15)	1	292

	Subtotal		188,570	(4,822)	407	(38)	359	(131)	667	185,301
	Provision for depreciation and write-downs
	1.	Trademarks, patents, licenses, and similar rights and licenses to such rights	11,779	2,009	374	(11)	52	(62)	209	14,350

	2.	Goodwill	63,713	6,015	—	—	—	—	61	69,789

	3.	Negative Goodwill	—	(246)	—	—	—	—	—	(246)

	4.	Development costs/self-manufactured intangible assets	—	—	—	—	—	—	—	—
	5.	Advances paid on intangible assets	—	—	—	—	—	—	—	—

	Subtotal		75,492	7,778	374	(11)	52	(62)	270	83,893
	Net book value
	1.	Trademarks, patents, licenses, and similar rights and licenses to such rights	8,228	(1,877)	33	(27)	392	(54)	83	6,778

	2.	Goodwill	104,776	(6,015)	—	—	(28)	—	313	99,046

	3.	Negative Goodwill	—	(4,708)	—	—	—	—	—	(4,708)

	4.	Development costs/self-manufactured intangible assets	—	—	—	—	—	—	—	—

	5.	Advances paid on intangible assets	74	289	—	—	(57)	(15)	1	292

	Total intangible assets		113,078	(12,311)	33	(27)	307	(69)	397	101,408

II.	Property, plant and equipment Acquisition/manufacturing cost
	1.	Land, leasehold rights and buildings including buildings on non-owned land	115,238	3,085	32,183	(142)	2,178	(8,654)	1,824	145,712

	2.	Technical equipment, plant and machinery	635,844	10,443	72,407	(1,350)	10,965	(16,420)	8,902	720,791

	3.	Other equipment, operational and office equipment	52,648	1,786	2,661	(757)	4,351	(1,007)	615	60,297

	4.	Advance payments and construction in progress	18,516	14,825	342	(117)	(17,643)	(176)	318	16,065

	Subtotal		822,246	30,139	107,593	(2,366)	(149)	(26,257)	11,659	942,865
	Provision for depreciation and write-downs
	1.	Land, leasehold rights and buildings including buildings on non-owned land	48,399	3,207	7,568	—	(1,096)	(2,884)	423	55,617

	2.	Technical equipment, plant and machinery	409,141	41,789	36,976	(1,271)	(13,194)	(4,025)	4,340	473,756

	3.	Other equipment, operational and office office equipment	40,571	6,356	2,205	(748)	(1,981)	(962)	438	45,879

	4.	Advance payments and construction in progress	3,705	(1,115)	—	—	(2,590)	—	—	—

	Subtotal		501,816	50,237	46,749	(2,019)	(18,861)	(7,871)	5,201	575,252
	Net book value
	1.	Land, leasehold rights and buildings including buildings on non-owed land	66,839	(122)	24,615	(142)	3,274	(5,770)	1,401	90,095

	2.	Technical equipment, plant and machinery	226,703	(31,346)	35,431	(79)	24,159	(12,395)	4,562	247,035

	3.	Other equipment, operational and office equipment	12,077	(4,570)	456	(9)	6,332	(45)	177	14,418

	4.	Advance payments and construction in progress	14,811	15,940	342	(117)	(15,053)	(176)	318	16,065

	Total property, plant and equipment		320,430	(20,098)	60,844	(347)	18,712	(18,386)	6,458	367,613

			2000 Opening Balance	Additions	Change in Consolidation— Additions	Disposals	Reclass and Transfers	Change in Consolidation— Disposals	Currency Diffs	2000 Ending Balance
			(in thousands of Euros)
I.	Intangible Assets Acquisition/manufacturing cost
	1.	Trademarks, patents, licenses, and similar rights and licenses to such rights	12,737	3,205	1,164	(36)	2,955	(94)	76	20,007

	2.	Goodwill	173,740	(2)	6,448	(5,778)	(5,873)	—	(46)	168,489

	3.	Negative Goodwill	(14)	—	—	—	14	—	—	—

	4.	Development costs/self-manufactured intangible assets	18	—	—	—	(18)	—	—	—

	5.	Advances paid on intangible assets	168	129	—	(166)	(57)	—	—	74

	Subtotal		186,649	3,332	7,612	(5,980)	(2,979)	(94)	30	188,570
	Provision for depreciation and write-downs
	1.	Trademarks, patents, licenses, and similar rights and licenses to such Rights	10,149	735	291	(2)	608	(97)	95	11,779

	2.	Goodwill	58,935	16,039	—	(5,325)	(5,901)	—	(35)	63,713

	3.	Negative Goodwill	—	—	—	—	—	—	—	—

	4.	Development costs/self-manufactured intangible assets	8	—	—	28	(37)	—	1	—

	5.	Advances paid on intangible assets	—	—	—	—	—	—	—	—

	Subtotal		69,092	16,774	291	(5,299)	(5,330)	(97)	61	75,492
	Net book value
	1.	Trademarks, patents, licenses, and similar rights and licenses to such Rights	2,588	2,470	873	(34)	2,347	3	(19)	8,228

	2.	Goodwill	114,805	(16,041)	6,448	(453)	28	—	(11)	104,776

	3.	Negative Goodwill	(14)	—	—	—	14	—	—	—

	4.	Development costs/self-manufactured intangible assets	10	—	—	(28)	19	—	(1)	—

	5.	Advances paid on intangible assets	168	129	—	(166)	(57)	—	—	74

	Total intangible assets		117,557	(13,442)	7,321	(681)	2,351	3	(31)	113,078

II.	Property, plant and equipment Acquisition/manufacturing cost
	1.	Land, leasehold rights and buildings including buildings on non-owned land	110,577	212	5,339	(931)	(497)	(23)	561	115,238

	2.	Technical equipment, plant and machinery	595,794	20,617	17,533	(4,782)	22,170	(17,397)	1,909	635,844

	3.	Other equipment, operational and office equipment	49,753	2,551	1,204	(1,899)	1,676	(682)	45	52,648

	4.	Advance payments and construction in Progress	13,912	24,506	—	943	(26,439)	5,561	33	18,516

	Subtotal		770,036	47,886	24,076	(6,669)	(3,090)	(12,541)	2,548	822,246
	Provision for depreciation and write-downs
	1.	Land, leasehold rights and buildings including buildings on non-owned land	43,229	4,126	991	(187)	243	(21)	18	48,399

	2.	Technical equipment, plant and machinery	363,160	42,648	6,818	(3,523)	11,840	(11,907)	108	409,144

	3.	Other equipment, operational and office equipment	33,727	4,609	946	(1,631)	3,593	(697)	21	40,568

	4.	Advance payments and construction in progress	(1,136)	13	—	1,137	3,691	—	—	3,705

	Subtotal		438,980	51,396	8,755	(4,204)	19,367	(12,625)	147	501,816
	Net book value
	1.	Land, leasehold rights and buildings Including buildings on non-owned land	67,348	(3,914)	4,348	(744)	(740)	(2)	543	66,839

	2.	Technical equipment, plant and machinery	232,634	(22,031)	10,715	(1,259)	10,330	(5,490)	1,801	226,700

	3.	Other equipment, operational and office equipment	16,026	(2,058)	258	(268)	(1,917)	15	24	12,080

	4.	Advance payments and construction in progress	15,048	24,493	—	(194)	(30,130)	5,561	33	14,811

	Total property, plant and equipment		331,056	(3,510)	15,321	(2,465)	(22,457)	84	2,401	320,430

        In December 2000, it was determined that an impairment charge of EUR 20 million was required for certain operating assets with a carrying value of EUR 23.1 million as the discounted cash flows for the respective assets indicated an impairment had been incurred. The impairment loss is included in cost of sales in the income statement. The recoverable amount of the assets, primarily plant, equipment and machinery, was determined on the basis of its value using a discount rate of approximately 6.0%.

        In the fourth quarter of 2001, events occurred, primarily related to the disposition of the Czech plant described in Note 16, which increased the expected future cash flows of these operating assets such that a restoration of the full amount of EUR 20 million impairment loss was required and recorded in December 2001. The reversal of the impairment loss is included in other operating income in the income statement.

        Intangibles include trademark, patents, licenses and similar rights and data processing software. The additions are primarily due to the installation of the SAP R/3 software at the Beverage Cans facilities.

(15) Currency adjustments in divisional equity

Currency adjustments (in thousands of Euros)	For the 12 months ended 31/12/01	For the 12 months ended 31/12/00	For the 4 months ended 31/12/00	For the 8 months ended 31/08/00
Changes from the translation of foreign financial statements into EUR	6,889	5,240	(623)	5,863

(16) Acquisitions and divestitures

        In 2000, Rexam PLC ("Rexam"), a competitor in Europe, purchased the beverage can business of American National Can including operations in Europe. Antitrust considerations in Europe mandated Rexam to divest itself of certain of its plants, including some of the acquired plants. Effective October 1, 2001, Beverage Cans acquired for approximately EUR 34.5 million 100% of the shares in Continental Can La Ciotat S.A.S., France. Liquid funds of EUR 4.1 million were acquired in this transaction. The fair market value of the La Ciotat assets exceeded the purchase price resulting in negative goodwill of EUR 4.9 million. The net assets of La Ciotat S.A.S. at the date of acquisition amounted to EUR 39.4 million comprising of EUR 79.7 million assets and EUR 40.3 million liabilities. Beverage Cans also acquired from Rexam for approximately EUR 25.6 million the net assets of a plant located in Runcorn, United Kingdom. The net assets of the plant in Runcorn at the date of acquisition amounted to EUR 25.6 million. Both of these transactions were accounted for as purchase business combinations. Concurrently, the shares in Schmalbach–Lubeca Czech Republic s.r.o. were sold to Rexam for approximately EUR 25.6 million and resulted in a loss of EUR 0.2 million. The net assets of Schmalbach–Lubeca Czech Republic s.r.o. were EUR 25.8 million at the date of the disposal and were comprised of EUR 26.1 million in assets and EUR 0.3 million in liabilities. Due to the sale of Schmalbach–Lubeca Czech Republic s.r.o., significant production volumes have been allocated to Beverage Cans' Netherlands operations, leading to improved, positive cash flows for that operation. These acquisition activities resulted in assets of EUR 100.3 million and liabilities of EUR 42.1 million at December 31, 2001 and revenues and net income of EUR 38.6 million and EUR 0.9 million, respectively, for the twelve months ended December 31, 2001.

(17) Shares in associated companies

        The shares in associated companies relate to the 25.5% interest in Dalian North Pacific Can Co. Ltd. Dalian, China, which are accounted for using the equity method and a 50% investment in Recal Organizacja Odzysku S.A., over which the Company does exercise a significant level of influence, both of which are included in the Beverage Cans financial statements under the equity method of accounting.

(18) Other financial assets

        The main non-consolidated holding is Impress Metal Packaging Holdings B.V., Deventer ("Impress"), at EUR 27.7 million which is accounted for at cost. Fair value cannot be reliably measured, as there is no quoted market price and there are no other methods of reasonably estimating the fair value. The loans to companies in which an interest is held contain a subordinate non-terminable loan to Impress totaling EUR 35.8 million, which will be paid out upon the sale of the majority shareholding in Impress, upon liquidation of the company or at the latest after ten years. Annual interest rate amounts to 6%. In the event that Impress is offered or traded on the stock exchange, the loan can be converted into a shareholding. The option to convert the loan to Impress into a shareholding has been assigned no value in the Beverage Cans financial statements as the chance of a public offering of Impress is considered remote before the end of the ten-year period (four years remaining).

        The holding in Impress and the holdings of S-L AG and its subsidiaries in certain recycling companies are carried at fair value, or historical cost if they are not traded on an active market and an alternative method of reasonably estimating fair value is inappropriate or unworkable. The same applies to the loan made to Impress B.V.

        The other loans fundamentally concern loans to customers and staff, for which no market values can be readily determined. These loans are therefore valued at acquisition cost, and in the case of low-interest or interest-free loans, at net present value.

        The financial assets declared are fundamentally to be classified as available for sale.

(19) Inventories

        Inventories are valued at average acquisition or production cost. In the case of raw materials, lower replacement costs do not lead to devaluation if the contributions made as a result of further processing are large enough to guarantee net realizable values.

        Inventories were comprised of:

	31/12/01 EUR 000s	31/12/00 EUR 000s
Raw materials and supplies	41,875	49,329

Work in progress	843	1,119

Finished goods	54,776	41,629

Advance payments	4	4

	97,498	92,081

        Neither in the current year nor in the previous year were there security for debt restrictions on the right of disposal/assignment of inventories.

        EUR 6.8 million of the inventories declared as at 31.12.2001 are carried at their lower realizable values rather than at their acquisition or production cost (previous year EUR 4.1 million). There was no income from write-ups of inventory recognized in 2001, 2000 or 1999.

(20) Trade Accounts Receivable and Other Receivables and Assets

        Receivables and other assets are valued at historical cost which approximates market value because of their short-term nature. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written-off when identified.

        The receivables amounted to:

	31/12/01 Total EUR 000s	31/12/00 Total EUR 000s
Trade accounts receivable	73,891	63,531

Receivables from affiliated companies	55	—

Interest receivables	11,013	8,364

Other assets	13,374	21,530

Total other receivables and assets	24,442	29,894

Total	98,333	93,425

        Interest receivables fundamentally comprise interest due from the loan to Impress Metal Packaging Holdings B.V., Deventer.

        The other assets are essentially composed of other receivables totaling EUR 13.4 million (previous year EUR 21.3 million) from customers and suppliers resulting from projects and suppliers. Furthermore, capitalized premiums on derivatives (options) of EUR 0.7 million (previous year EUR 1.3 million) are also reported here. The status of the cumulative allowance for bad debts was EUR 6.1 million (previous year EUR 4.3 million). The status of the cumulative allowance for other assets was EUR 1.1 million (previous year EUR 1.2 million).

        Beverage Cans sells a portion of its trade accounts receivable to special purpose entities as part of an ABS (asset backed securitization) programme, which does not qualify as an off-balance sheet financing. As a result, the receivables sold under this program are included in trade accounts receivable and the related liability to the special purpose entity is included in liabilities due to banks. The outstanding amount of accounts receivable sold under this programme and included in trade accounts receivable were EUR 33.1 million at December 31, 2001 (previous year EUR 17.3 million).

        Details of the exchange rate risk are presented in Note 30.

(21) Cash and cash equivalents

	31/12/01 EUR 000s	31/12/00 EUR 000s
Securities	388	—

Cash at banks, cheques, cash in hand	4,743	2,075

	5,131	2,075

(22) Other prepaid expenses

	31/12/01 EUR 000s	31/12/00 EUR 000s
Other prepaid expenses	942	685

        Information on deferred taxes is presented in Note 26.

(23) Divisional equity

        The individual components of the divisional equity and its development in the years 2000 and 2001 are shown in the Development of Divisional Equity.

(24) Development of provisions

Provisions/accruals in EUR 000's	12/2000	Additions	Interest	Utilization	Reversal	Change in Consolidated Companies	Exchange rate diff.	12/2001
Pensions	(247,658)	(18,819)	—	17,520	5	636	(5)	(248,321)

Taxes, actual	(20,472)	(20,106)	—	22,125	—	—	—	(18,453)
Taxes, deferred	(14,275)	(8,855)	—	—	—	—	—	(23,130)

Total taxes	(34,747)	(28,961)	—	22,125	—	—	—	(41,583)
Warranty obligations	(1,223)	(1,533)	—	868	—	4	—	(1,884)

Contract losses <1 year	(3,692)	(1,172)	—	2,040	1,049	—	(2)	(1,777)
Contract losses >1 year	28	(326)	—	—	—	—	(5)	(303)

Restructuring programmes <1 year	(2,445)	(1,463)	—	1,579	269	607	(11)	(1,464)
Restructuring programmes >1 year	(259)	(1,496)	—	279	—	(19)	—	(1,495)

Others <1 year	(18,247)	(540)	—	6,068	1,372	1,936	(69)	(9,480)
Others >1 year	(8,935)	(554)	—	110	555	(204)	—	(9,028)

Total other provisions	(34,773)	(7,084)	—	10,944	3,245	2,324	(87)	(25,431)

Total provisions/accruals	(317,178)	(54,864)	—	50,589	3,250	2,960	(92)	(315,335)
Provisions/accruals in EUR 000's	12/1999	Additions	Interest	Utilization	Reversal	Change in Consolidated Companies	Exchange Rate diff.	12/2000
Pensions	(248,770)	(13,773)	—	14,850	44	—	(9)	(247,658)

Taxes, actual	(8,378)	(18,980)	—	6,886	—	—	—	(20,472)
Taxes, deferred	(28,214)	13,939	—	—	—	—	—	(14,275)

Total taxes	(36,592)	(5,041)	—	6,886	—	—	—	(34,747)
Warranty obligations	(1,385)	(5,134)	—	5,284	12	—	—	(1,223)

Contract losses <1 year	(6,747)	(8,237)	—	8,751	2,553	—	(12)	(3,692)
Contract losses >1 year	(6)	(1,714)	—	348	1,401	—	(1)	28

Restructuring programmes <1 year	(3,615)	(860)	—	1,995	3	38	(6)	(2,445)
Restructuring programmes >1 year	(933)	(167)	—	876	5	(40)	—	(259)

Others <1 year	(26,418)	(1,645)	—	9,011	897	(29)	(63)	(18,247)
Others >1 year	(9,024)	(467)	—	542	—	15	(1)	(8,935)

Total other provisions	(48,128)	(18,224)	—	26,807	4,871	(16)	(83)	(34,773)

Total provisions/accruals	(333,490)	(37,038)	—	48,543	4,915	(16)	(92)	(317,178)

(25) Pension liabilities and other employee benefits

        The pensions and similar obligations can be broken down as follows:

	31/12/01 EUR 000s	31/12/00 EUR 000s
Pension liabilities	245,744	246,845

Accruals for other similar obligations	2,577	813

	248,321	247,658

        The pension liabilities are calculated in accordance with IAS 19 (revised in 2000) on the basis of the projected unit credit method for acquired pension rights, taking future changes in wage, salary and pension payments to pensioners.

        S-L AG and the British subsidiaries have different pension schemes that can be summarized as follows:

  (a)
  All employees have a pension entitlement from the date on which they join the company, once they have completed a minimum period of service of 5 to 10 years (in other cases, no minimum service period is stipulated).

  (b)
  The employee is generally entitled to a pension when he or she retires. In Germany the pension is determined by calculating 0.3 to 0.5% of the assessment basis, which corresponds to the salary/wage that is subject to social security contributions. A rate of 0.66 to 1.0% applies in the case of remuneration that exceeds the assessment basis.

  (c)
  In Germany, there is a contractual promise to increase the pension payments by 1% each year, with the statutory inflation compensation being offset against the increase.

  (d)
  There are also rules for retirement before the age of 63 or in the case of disability as well as for widows' and surviving dependants' pensions and for specific limited groups of people, some of them relating to closed pension schemes that no longer accept new members.

  (e)
  The UK pension scheme is based on the system that they are fed by contributions from the employee and the company amounting to 4% and 9.7% of pensionable earnings and that pension entitlements are granted which amount to 1.67% of the final pensionable earnings for each year of participation in the scheme. From his or her fortieth birthday onwards, the beneficiary has the right to increase this to 2% by increasing his/her contribution to 5%.

        The net periodic pension cost, which consists of the current service cost and the interest costs incurred to increase the pension liability, are determined from the scheduled development of the liabilities for pension entitlements. Differences from the defined benefit obligation (DBO) of these liabilities that exceed 10% of the net present value are distributed over the average remaining service time of the beneficiaries.

        The defined benefit plans are financed mainly by the scheduled accumulation of pension accruals at S-L AG. Payments are made to capital funds in the United Kingdom and the Netherlands. Provision is therefore only made for obligations in the balance sheet if the current value of the capital fund is lower than the pension obligations.

        The actuarial assumptions on which the pension accrual calculation was based were:

	2001		2000		1999
Percent
	D	GB	D	GB	D	GB
Interest rate	6.0	5.75	6.25	5.75	6.0	5.75

Wage/salary trend (including promotion effects)	3.0	4.0	2.75	4.0	3.00	4.0

Expected yield on the money invested in the funds	—	7.0	—	7.0	—	7.0

Cost trend for medical care	—	—	—	—	—	—

        The Heubeck mortality tables of 1998 were used as the biometric basis for the German companies both for the 2001 annual accounts and the previous year's figures.

        The pension reserves developed as follows on the basis of the planning assumptions:

	2001 Funds with a deficit EUR 000s	2000 Funds with a deficit EUR 000s
Pension obligations—unfunded	(245,247)	(246,899)

Pension obligations—funded	(74,672)	(69,070)

Plan assets	59,347	64,126

	(15,325)	(4,944)
Unrealized actuarial gains	14,828	4,998
Less:
Prepaid expenses	—	54

Additional pension obligation	(497)	—

Pension liabilities in the balance sheet	(245,744)	(246,845)
Factors influencing the Pension liabilities (without accruals for similar obligations)	For the 12 months ended 31/12/01 EUR 000s	For the 12 months ended 31/12/00 EUR 000s	For the 4 months ended 31/12/00 EUR 000s	For the 8 months ended 31/08/00 EUR 000s
Liabilities as at beginning of period	(246,845)	(248,227)	(248,127)	(248,227)

Exchange rate changes	(5)	9	19	(10)

Net periodic pension cost	(18,863)	(17,099)	(5,784)	(11,315)

Payments into the funds and to retirees	19,969	18,472	7,047	11,425

Liabilities as at end of period	(245,744)	(246,845)	(246,845)	(248,127)

        The expenditure for the pension schemes was as follows:

	For the 12 months ended 31/12/01	For the 12 months ended 31/12/00	For the 4 months ended 31/12/00	For the 8 months ended 31/08/00	For the 12 months ended 31/12/99
	(in thousands of Euros)
Current service cost	9,845	8,682	3,132	5,550	7,210

Interest expenses	13,395	13,380	4,460	8,920	12,998

Expected return on plan assets	(4,569)	(5,157)	(1,873)	(3,284)	(4,488)

Actuarial amortization amounts:
Amortization of transition obligation	192	194	65	129	181

Past service cost	—	—	—	—	—

Total expenditure for the pension schemes	18,863	17,099	5,784	11,315	15,901

        The actual return on plan assets amounted to a loss of EUR 4.0 million (previous year loss of EUR 4.7 million) as a result of declining stock exchange prices.

        There were no expenses or income due to changes in the planned commitments. These entitlements are secured exclusively by the formation of accruals rather than by payments into funds.

        The direct pension commitments and the other obligations similar to pensions are determined by independent experts on an actuarial basis.

(26) Accruals for taxes

        The accruals for actual taxes relate primarily to commitments from 2001 and earlier business years. The actual tax expenses determined are modified by making adjustments for deferred taxes in accordance with IAS 12. Taxable temporary differences are differences which result in amounts that are taxable in determining taxable profit in future periods when the carrying amount of the asset or liability is recovered or settled. Deferred tax items are also created for tax-deductible losses which will probably be able to be carried forward, and for consolidations affecting net income. The allocations are made on the basis of the future tax charges or relief. Tax charges and tax relief are offset against each other on a country by country basis if the relevant receivables and payables can also be offset against each other. A tax rate of 39% applied to German companies in the current business year (previous year 39%), and the relevant tax rates in the countries concerned (between 28% and 40%) continued to be applied to foreign companies.

        The movement on the deferred income tax accounts is as follows:

	For 12 Months ended 31/12/01 EUR 000s	For 12 Months ended 31/12/00 EUR 000s	For 4 Months ended 31/12/00 EUR 000s	For 8 Months ended 30/8/00 EUR 000's
Balance at beginning of year	(14,275)	(25,185)	(18,497)	(25,185)

Acquisitions	6,765	878	878	—

Deferred tax expense/(benefit) in income statement	(3,052)	10,032	3,344	6,688

Deferred tax charged to equity	513	—	—	—

Balance at end of year	(10,049)	(14,275)	(14,275)	(18,497)

        The deferred tax adjustments are causally attributable to the following items in the balance sheet:

	31/12/01 EUR 000s	31/12/00 EUR 000s
Accrual for deferred taxes
Tax free reserves	(296)	(282)

Intangible assets	—	—

Property, plant and equipment	(46,072)	(45,865)

Financial assets	—	(431)

Inventories	(528)	(264)

Other items	—	—

Netting miscellaneous deferred taxes (assets/liabilities)	23,766	32,567

	(23,130)	(14,275)
Deferred tax assets
Pension reserves	11,957	14,002

Other accruals	4,430	4,669

Other items	8,883	422

Financial assets	4,120	—

Tax credits	—	—

Credit from tax-deductible losses carried forward	7,457	13,474

Netting of miscellaneous deferred taxes (assets/liabilities)	(23,766)	(32,567)

	13,081	—

Total deferred taxes	(10,049)	(14,275)

        Deferred tax assets on tax-deductible losses carried forward or other tax credits are only recorded if utilization is probable. Tax-deductible losses carried forward were EUR 21.3 million for the year ended December 31, 2001 (previous year EUR 35.9 million).

        At December 31, 2001, there are offsetting options from tax-deductible losses carried forward amounting to EUR 6.3 million (previous year EUR 5.6 million) for which no deferred tax credits were stated due to the related uncertainties. These loss carry forwards have an unlimited carry forward period.

        No deferred tax accruals for future charges in the form of withholding or other taxes have been made in relation to the undistributed profits of foreign subsidiaries, because these amounts will be reinvested permanently. It is not practicable to estimate the additional taxes that might become payable upon the eventual remittance of the foreign earnings for which no provision has been made.

(27) Other provisions

        Accruals were formed for individual warranty obligations. For the other sales, an accrual was formed at an average percentage rate to cover the general warranty risk based on experience from previous years. There are no major individual risks.

        The accruals for contract losses include EUR 2.1 million for other contractual risks including derivatives (EUR 2.0 million in prior year). The accruals for restructuring programs include EUR 3.6 million for personnel programs and early retirement programs (EUR 2.7 million in prior year). The other accruals cover a large number of different risks. The major individual items included are accruals for personnel costs of EUR 1.1 million (prior year of EUR 1.1 million), accruals for various contractual risks of EUR 1.9 million (EUR 6.1 million in prior year) and a EUR 6.5 million accrual for risks associated with a previously owned company (EUR 6.5 million in prior year).

(28) Liabilities due to banks and other

        The liabilities are declared at repayment value which represents the fair value. Non-interest bearing liabilities due in more than one year are reduced to their net present value by deducting interest. The liabilities can be broken down as follows:

		Total EUR 000s	31/12/01 thereof due in more than one Year EUR 000s	Total EUR 000s	31/12/00 thereof due in more than one Year EUR 000s
1.	Liabilities due to banks	66,965	15,806	89,695	16,488

2.	Liabilities due to parent	173,950	—	157,428	—

3.	Trade accounts payable	118,665	—	121,310	—

4.	Accounts due to affiliated companies	2,017	—	346	—

5.	Other liabilities	52,611	—	39,921	—

Total		414,208	15,806	408,700	16,488

        The other liabilities contain not only the social security costs, but also liabilities of EUR 8.5 million for wages and salaries (EUR 6.3 million in prior year), EUR 11.4 million for liabilities from aluminum hedges, EUR 12.5 million in liabilities to customers (EUR 6.7 million in prior year) and EUR 4.6 million for accrued dividend to minority shareholder (EUR 4.6 million in prior year).

        Liabilities due to banks totaling EUR 37.6 million (EUR 22.8 million in the prior year) were secured by Beverage Cans trade accounts receivable in Great Britain, France and Germany.

(29) Contingent liabilities and other financial commitments

        There were no contingent liabilities at December 31, 2001 and 2000.

        Commitments resulting from the purchase orders already placed on the balance sheet date but not yet fulfilled (relating essentially to investment projects) amounted to EUR 1 million and EUR 5 million for the periods ended December 31, 2001 and 2002, respectively.

(30) Financial assets and liabilities

        Financial assets and liabilities are understood to comprise all receivables and payables including financial assets that are not created by trading but rather serve to procure funds for the company or lead to an outflow of funds. As the financial assets at "Beverage Cans" are not intended for sale and do not therefore produce any short-term returns, they are declared in total in the section "Financial assets" of the balance sheet. The remaining financial assets with a term of more than one year are valued at cash value. Adjustments relating to collectibility and valuation are applied to individual trade and other receivables where appropriate. A uniform risk deduction of 2% is applied to the remaining receivables. No risk deduction is applied to the financial liabilities.

        Unrealized losses of EUR 5.0 million (prior year 0.4 million) and profits of EUR 1.7 million (prior year 1.9 million) from the adjustment of payables and receivables to market value in 2001, the greater part of which is due to the translation of loans raised in foreign currencies were posted with affect on net income.

        The following tables provide an insight into the structure of the financial assets and liabilities and the associated exchange rate and other risks.

Trade accounts receivable and other receivables	2001 EUR m	2000 EUR m	Payables (excl. financial liabilities)	2001 EUR m	2000 EUR m
The returns are in
EUR	59.0	66.0	EUR	118.1	94.7

USD	6.5	2.6	USD	9.2	10.3

GBP	15.1	9.4	GBP	33.6	35.8

Rmb/HKD	11.4	7.1	Rmb/HKD	11.0	13.6

PLN	6.3	7.4	PLN	1.4	3.8

CZK	0.0	0.9	CZK	0.0	3.4

	98.3	93.4		173.3	161.6

        The loans from banks and advances from S-L AG are in the following currencies as at the balance sheet date:

Currency	2001 EUR m	2000 EUR m
EUR	200.7	227.4

USD	—	—

GBP	29.7	9.2

Rmb/HKD	10.5	10.5

Total	240.9	247.1

(31) Financial liabilities

        The financial liabilities have the following maturity periods and interest rates (breakdown by liability items):

	31/12/01 EUR m	Average interest rate in percent	31/12/00 EUR m	Average interest rate in percent
Advances from S-L AG
Term up to 1 year	174.0	6.94%	157.4	7.35%
Liabilities due to banks:
With variable interest rates
up to 1 year	49.8	8.9%	72.8	9.50%

1 - 2 years	—	0.00%	—	0.00%

over 2 years	—	0.00%	—	0.00%

With fixed interest rates
up to 1 year	1.3	5.34%	0.4	3.00%

1 - 2 years	1.7	5.37%	1.5	5.31%

over 2 years	14.1	4.85%	15.0	4.90%

Total	240.9		247.1

        An average interest rate of 7.4% was payable on the financial liabilities taken up from banks and S-L AG globally in 2001 (6.2% in prior year).

(32) Derivative instruments

        As part of its risk management strategy, Schmalbach–Lubeca uses derivatives as instruments to manage transactions and control risk levels. The company uses mark-to-market accounting for all derivatives for the periods presented, as a clear assessment of the derivative to the hedged transaction has not been documented.

        All these transactions are performed with a specific group of partners of first class credit standing. The conclusion, posting and monitoring of the transactions are organized separately. Derivatives are subject to constant direct supervision by the treasurer and are the subject of monthly risk reports to the Board of Management.

        The nominal amount is the total of all the buying and selling amounts on which the business transactions are based. The market values relate to the redemption values of the financial derivatives on the balance sheet date. The nominal amounts and market values of the derivative instruments developed as follows:

	Nominal	Market value	Nominal	Market value
	31/12/01		31/12/00
	EUR m	EUR m	EUR m	EUR m
Aluminum hedging	48.0	(0.4)	20.4	(0.3)

Exchange rate hedging	41.1	(0.6)	178.3	0.6

Interest rate hedging	121.6	0.5	113.4	1.0

Total	210.7	(0.5)	312.1	1.3

        In the course of the 2001 business year, 65,100 tonnes of aluminum were purchased in a futures transaction for 2002. These forward purchases were hedged by identical counter-transactions at the end of 2001, simultaneous with the establishment of contractual purchase commitments for sheet aluminum for the year 2002. The losses on these transactions were recognized in the 2001 income statement under mark-to-market accounting. The open aluminum hedging transactions shown in the table for 2001 represent expected transactions hedging 2003 and 2004 expected purchases while the open aluminum hedging transactions shown in the table for 2000 are hedges for expected 2001 purchases.

        The exchange rate hedging transactions primarily relate to hedging the aluminum purchases in USD by the European subsidiaries of S-L AG.

        There were four interest rate hedging instruments deployed by the Group as at 31.12.2001. Interest caps amounting to EUR 50 million secure S-L AG against a rise in money market interest rates above 4.5% until August 2005. A cross currency swap eliminates all the foreign currency risks to a British company resulting from a loan denominated as EUR 6.2 million. Quanto swaps make the short-term EUR interest rates the determining factor for GBP 20 million in place of the short-term GBP interest rates from November 2004 to 2009, without any exchange rate risk. A sold interest option contains the contingent liability of GBP 20 million in funding having to be taken up at a fixed rate of 5.5% between September 2004 and 2009. The premium received has been posted as a liability.

        The valuation of the interest rate derivatives is positive, as no fixed interest rates have been agreed. With this structure, as forecast in the annual report for the previous year, Schmalbach–Lubeca has been able to benefit from falling money market interest rates.

(33) Leasing

        Beverage Cans is a party to leasing agreements for buildings with original terms of between 15 and 25 years. The rents paid by Schmalbach–Lubeca in 2001 totaled EUR 10.1 million, EUR 3.3 million for the four months ended December 31, 2000, EUR 6.5 million for the eight months ended August 31, 2000, and EUR 9.5 million in 1999.

        The agreed future rental and leasing payments from the non-terminable rental and leasing contracts entered into by the balance sheet date were as follows (nominal values):

	31/12/01 EUR m	31/12/00 EUR m
Rental and leasing contracts:
up to 1 year	4.8	5.1

between 1 and 5 years	13.0	14.6

over 5 years	10.7	8.8

Less income from subletting:
up to 1 year	—	0.1

between 1 and 5 years	—	0.3

over 5 years	—	—

Others	—	—

(34) Supplemental Cash Flow Information

	For 12 months ended 31/12/01 EUR m	For 12 months ended 31/12/00 EUR m	For 4 months ended 31/12/00 EUR m	For 8 months ended 08/31/00 EUR m	For 12 months ended 31/21/99 EUR m
Cash flow from interest and dividends received	1.8	2.7	0.4	1.8	1.3

Cash flow from interest and dividends paid	20.0	34.4	13.4	20.0	9.4

Cash paid/(received) for income taxes	20.1	45.3	25.2	20.1	18.7

(35) Reconciliation of significant differences between IAS and United States Generally Accepted Accounting Principles (US GAAP)

        The combined financial statements have been prepared in accordance with IAS, which as applied by Beverage Cans, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below:

	Notes	For the 12 Months Ended 31/12/01	For the 12 Months Ended 31/12/00	For the 4 Months Ended 31/12/00	For the 8 Months Ended 31/08/00
		(in thousands of Euros)
Net income (loss) reported under IAS		61,531	14,126	(19,918)	34,044

US GAAP adjustments:
Capital leases	a	(100)	(103)	(34)	(69)

Capitalized interest	b	341	851	425	426

Fixed asset impairment charges	c	(20,000)	—	—	—

Depreciation adjustment on impaired assets	c	118	—	—	—

Negative goodwill—amortization adjustment	e	(246)	—	—	—

Negative goodwill—depreciation adjustment	e	156	—	—	—

Deferred taxes on reconciling items	f	6,638	(148)	(50)	(98)

New basis of accounting	g	(12,479)	(9,907)	(9,907)	—

Goodwill impairment	h	—	(5,900)	(5,900)

Net income (loss) reported under US GAAP		35,959	(1,081)	(35,384)	34,303

	Notes	For the 12 months ended 31/12/01	For the 12 months ended 31/12/00	For the 4 months ended 31/12/00	For the 8 months ended 31/08/00
		(in thousands of Euros)
Divisional equity reported under IAS		4,742	(110,909)	(63,678)	(47,231)

US GAAP adjustments:
Capital vs. operating leases—fixed assets	a	2,691	5,741	2,845	2,896

Capital vs. operating leases—debt	a	(3,221)	(6,566)	(3,275)	(3,291)

Capitalized interest—fixed assets	b	1,191	1,277	851	426

Fixed asset impairment charges—fixed assets	c	(19,881)	—	—	—

Negative goodwill	e	4,708	—	—	—

Negative goodwill—fixed assets	e	(7,349)	—	—	—

Deferred taxes on reconciling items	f	8,912	(501)	(275)	(226)

New basis of accounting	g	569,228	581,707	581,707	—

Divisional equity reported under US GAAP		561,021	470,749	518,175	(47,426)
(a)
Capital leases

        Under IAS, lease costs are accounted for in accordance with IAS 17, "Leases." For purposes of US GAAP, leases are accounted for in accordance with SFAS No. 13 "Accounting for Leases." SFAS No. 13 is more prescriptive than IAS; for example, in order to qualify as an operating lease rather than a finance lease, under US GAAP, the lease payments cannot exceed 90% of the original cost of the asset. Therefore, certain costs permitted to be expensed as lease expense under IAS must be capitalized under US GAAP. The reconciliation reflects the impact of capitalization of certain operating leases under US GAAP.

(b)
Capitalized interest

        IAS 23 "Borrowing Costs" provides the option to companies of capitalizing financing costs. Beverage Cans does not capitalize financing costs. US GAAP requires the capitalization of borrowing costs attributable to the acquisition, construction or production of a qualifying asset. Therefore, certain costs permitted to be accounted for as interest expense under IAS must be capitalized under US GAAP. The effects of the capitalization and depreciation of financing costs related to significant plant and equipment construction projects is reflected in the reconciliation.

(c)
Impairment Losses

        Under IAS 36 "Impairment of Assets" impairment losses are recognized whenever the carrying amount of an asset exceeds its recoverable amount. Under US GAAP, an impairment loss should be recognized under similar circumstances and provisions to IAS 36. However, under US GAAP, after an impairment loss is recognized, the reduced carrying value of the asset shall be accounted for as its new cost and restoration of previously recognized impairment losses is not permitted. In December 2000, it was determined in accordance with IAS and US GAAP that an impairment charge of EUR 20 million was required for certain operating assets. In the fourth quarter of 2001, events occurred, primarily related to the transactions described in Note 16, which impacted the future expected cash flows of these operating assets such that a restoration of the 2000 impairment loss was required under IAS 36. However, under US GAAP, the restoration of the impairment loss to the carrying value of the property is not permitted. Therefore, the effect of reversing the impairment loss in the IAS statements and the resulting impact on the carrying value and depreciation expense under US GAAP is reflected in the reconciliation.

(d)
Pensions

        Based upon a review by independent appraisors and the provisions of the Beverage Cans pension plans, there were no significant differences in determining the pension expense and related assets and liabilities under IAS and US GAAP. Therefore, the impact on net investment and net income would be the same. Under IAS, Beverage Cans reflects the interest cost element as interest expense, rather than cost of sales. Under US GAAP, the interest cost is included as pension expense and therefore reflected in cost of sales. The reclassification of pension expense to cost of sales from interest expense under US GAAP was EUR 13.4 million for the year ended December 31, 2001, EUR 4.5 million for the four months ended December 31, 2000 and EUR 8.9 million for the eight months ended August 31, 2000. There was no impact on net income.

(e)
Negative goodwill

        Under IAS, when the fair market value of the acquired assets less liabilities exceeds the purchase price, the purchase price allocation results in negative goodwill, and the negative goodwill is amortized over the appropriate period. Under US GAAP, the excess is allocated as a reduction of non-current assets. The reconciliation reflects the reduction of the carrying value of plant machinery and equipment to eliminate the negative goodwill recorded under IAS and reflects the impact on net income due to the difference in depreciation of the plant and machinery versus the amortization under IAS of the negative goodwill.

(f)
Deferred Taxes

        Deferred taxes have been provided on all adjustments at the applicable local country rate to which the adjustment applies.

(g)
New Basis of Accounting

        Prior to June 19, 2000, S-L AG was owned 59.8% by VIAG. On June 19, 2000, VIAG merged with VEBA to form what is now E.ON AG. In preparation for a potential investment by Allianz in S-L AG, E.ON AG contributed its investment in S-L AG to AVP. On September 4, 2000, Allianz acquired 51% of AVP through an investment in newly issued capital. Also on September 4, 2000, all but the remaining 2.7% external shareholders S-L AG at that time tendered their S-L AG shares to AVP. As a result of these transactions, AVP owned 97.3% of S-L AG.

        Under rules and regulations promulgated by the Securities and Exchange Commission, because the cumulative percentage of S-L AG acquired by AVP after the September 4, 2000, acquisition exceeded 95%, the Beverage Cans combined financial statements should be reflected as of the end of August 2000 on a "push down" accounting basis. Therefore, a new basis of accounting was established for periods subsequent to August 31, 2000, reflecting the fair values of acquired assets and liabilities.

        The consideration allocated to the beverage can operations from the consideration for the acquisition of 97.3% of S-L AG was EUR 591.6 million. This purchase price was allocated to the assets and liabilities of Beverage Cans based on the respective fair market values as follows:

	Historical Cost (EUR 000's)	Fair Value (EUR 000's)	Useful Life (years)
Intangible assets	6,100	35,562	5 - 7.3
Goodwill	110,646	602,846
Property, plant and equipment	335,596	452,800	2 - 26
Shares in associated companies	18,776	18,776
Other financial assets	65,178	65,178
Inventories	83,892	90,165
Accounts receivable, trade	98,969	98,969
Other receivables and assets	31,255	31,255
Liquid funds	21,730	21,730
Other prepaid assets	1,002	1,002
Pension reserves and accruals for similar obligations	(248,996)	(248,996)
Current and deferred taxes	172	(53,353)
Other reserves and accrued liabilities	(58,919)	(58,919)
Liabilities due to banks and bonds	(154,542)	(154,542)
Related party loans	(139,965)	(139,965)
Other liabilities	(64,918)	(64,918)
Accounts payable, trade	(115,116)	(115,116)
Deferred income	(10,777)	(10,777)
Minority interests	(23,243)	(23,243)

	(43,160)	548,454

        As a result of the new basis of accounting, net assets were increased and additional charges are reflected in the reconciliation from IAS to US GAAP. The new basis of accounting is reflected in all periods subsequent to August 31, 2000. The pro forma impact on net income as if the transaction had occurred on January 1, 1999 related to the new basis of accounting for the eight-month period ended August 31, 2000 and December 31, 1999 consisted of the effects of depreciation of fixed assets and the amortization of goodwill and intangible assets. The impact related to depreciation and amortization resulted in a reduction of net income, after applicable taxes, of EUR 8.6 million and EUR 12.8 million, for the period ended August 31, 2000 and December 31, 1999, respectively. There was no other impact to the income statement as a result of the new basis of accounting.

(h)
Goodwill impairment

        In the four months ended December 31, 2000, an impairment charge under IAS 36 was recorded for EUR 10.8 million to write-off the goodwill related to Beverage Can's China investment. A charge for US GAAP under FASB 121 was also appropriate. However, under IAS 22, prior to amendment in 1995, there was additional goodwill related to China that was offset against equity. Under US GAAP, goodwill cannot be offset against equity, so this goodwill would also have been impaired in 2000 under US GAAP. Therefore, an additional charge of EUR 5.9 million is required for US GAAP purposes for the four months ended December 31, 2000.

(i)
New US accounting standards

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("FAS No. 141"). FAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, provides specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and requires that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. The statement supercedes APB No 16 "Business Combinations."

        In July 2001, the FASB issued FAS No. 142, "Goodwill and other intangible assets" ("FAS No. 142"). The statement will be effective for the years beginning after December 15, 2001, and may not be retroactively applied to the financial statements of prior periods. FAS No. 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite lives will no longer be amortized but should be tested for impairment annually. Goodwill and intangible assets with indefinite lives will no longer be tested for impairment under FAS No. 121. Beverage Cans is in the process of assessing the impact of this statement on its operating results and the financial position. No transition adjustment has been provided as the required impairment tests for the adoption of FAS No. 142 have been performed and we have determined that no impairment exists at this time.

        In July 2001, the FASB issued FAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." This standard will be effective for Beverage Cans for the year ending December 31, 2003. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. We have not yet quantified the impact that adoption of SFAS No. 143 will have on our results of operations and financial position.

        In October 2001, the FASB issued FAS No. 144, "Accounting for the impairment or disposal of long lived assets" ("FAS No. 144"). This standard will be effective for Beverage Cans for the years beginning after December 15, 2001. FAS No. 144 supercedes FAS No. 121 and APB 30. FAS No. 144 applies to all long-lived assets, including discontinued operations. The standard develops one accounting model for long-lived assets that are to be disposed of by sale. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. Beverage Cans is in the process of assessing the impact of this statement on the operating results and the financial position.

        In April 2002, the FASB issued FAS No. 145, "Rescission of FASB Statement Nos. 4, 44 and 64, amendment of FASB Statement No. 12, and "Technical Corrections" ("FAS No. 145"). FAS No. 145 is effective for fiscal years beginning and certain transactions entered into after May 15, 2002. The issues and amendments addressed by FAS No. 145 are not expected to have a material effect on the financial position or results of operations of the Beverage Cans.

        In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS No. 146"). FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities (excluding an entity newly acquired in a business combination), often referred to as "restructuring costs", and nullifies prior accounting guidance with respect to such costs. This Statement will spread out the reporting of expenses related to restructurings initiated after 2002, because a commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a liability for the anticipated costs. The provisions of FAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002, with no retroactive restatement allowed. Beverage Cans is unable to determine at this time whether these costs will be incurred or whether they will be material to its results of operations or financial position.

(36) Subsequent events

        On September 30, 2002, one of our subsidiaries in Poland received a tax assessment relating to corporate income tax for the year 1996. Beverage Cans was granted a tax holiday by the Polish authorities in 1995, provided that it met certain conditions which included complying with environmental regulations and achieving certain export sales ratios. The tax assessment challenges many aspects of the subsidiary's business, including whether it had met the environmental requirements contained in the tax holiday. The assessment also questioned the appropriateness of transfer pricing policies between the subsidiary and related companies within the group, which could impact export sales ratios contained in the tax holiday. If the challenge by the tax authority is successful, we may be liable for corporate income tax on profits generated in Poland for the period from 1996 onwards together with late payment interest. We presently estimate that the potential liability amounts to EUR 15 million to EUR 27 million for which no provision has been made. We have submitted an appeal against the tax assessment, which is currently being considered by the authorities. At this time, Beverage Cans believes that it is not probable that the liability will be incurred.

Schmalbach–Lubeca

Beverage Cans

Unaudited Combined Statements of Income

(in thousands of Euros)

	For the 9 months ended 30/09/02	For the 9 months ended 30/09/01
Sales	888,375	716,247

Cost of Sales	(663,111)	(574,569)

Gross Profit	225,264	141,678

Selling expenses	(27,142)	(17,424)

General and administrative expenses	(34,300)	(37,007)

Other operating income	25,619	13,064

Other operating expenses	(41,869)	(20,675)

Income from operating activities	147,572	79,636
Interest expense	(13,980)	(21,415)
Income before income taxes and minority interests	133,592	58,221
Taxes on income	(41,368)	(17,619)

Income before minority interests	92,224	40,602

Minority interests share of income	—	1,365

Net income	92,224	41,967

The accompanying notes are an integral part of these combined financial statements.

Schmalbach–Lubeca

Beverage Cans

Unaudited Combined Balance Sheet

(in thousands of Euros)

	30/09/2002	31/12/2001
Assets
Non-current assets
Property, plant and equipment	320,570	367,613

Goodwill and intangible assets	127,723	101,408

Shares in associated companies	73	6,825

Other financial assets	64,291	64,850

Deferred taxes	5,541	13,081

	518,198	553,777
Current assets
Other prepaid expenses	—	942

Inventories	97,860	97,498

Other receivables and assets	34,231	24,442

Accounts receivable, trade	122,513	73,891

Cash and cash equivalents	40,368	5,131

	294,972	201,904

Total assets	813,170	755,681
Liabilities and Divisional Equity
Divisional equity
SL-AG investment in Beverage Can Product Group	173,748	4,742
Minority interests	—	20,555
Non-current liabilities
Liabilities due to banks	14,976	15,806

Deferred taxes	23,250	23,130

Pension reserves and accruals for similar obligations	251,153	248,321

Provisions	9,731	10,826

	299,110	298,083
Current liabilities
Accounts payable, trade	136,643	118,665

Accrued taxes	61,662	18,453

Liabilities due to banks	78,054	51,159

Liabilities due to parent	—	173,950

Provisions	23,040	14,605

Other liabilities	40,270	54,628

Deferred income	643	841

	340,312	432,301

Total Liabilities and Divisional Equity	813,170	755,681

The accompanying notes are an integral part of these combined financial statements.

Schmalbach–Lubeca

Beverage Cans

Unaudited Development of the Divisional Equity

(in thousands of Euros)

Divisional Equity
As at 31 December 2000	(63,678)

Currency adjustments	554

Net income	41,967

As at 30 September 2001	(21,157)

Currency adjustments	6,335

Net income	19,564

As at 31 December 2001	4,742

Conversion of S-L AG advances to equity	87,426

Currency adjustments	(10,644)

Net income	92,224

As at 30 September 2002	173,748

The accompanying notes are an integral part of these combined financial statements.

Schmalbach–Lubeca

Beverage Cans

Unaudited Condensed Combined Statements of Cash Flows

(in thousands of Euros)

		For the 9 months ended 30/09/02	For the 9 months ended 30/09/01
I.	Cash flow from operations	139,000	16,973
II.	Cash flow from investing activities	(64,316)	(12,243)
	Subtotal of cumulated cash flow	74,684	4,730
III.	Cash flow from financing activities	(37,170)	28,582
	Funds available
	Changes in funds affecting payments	37,514	33,312

	+Changes in funds resulting from exchange rates and valuations	(2,277)	(554)

	+Funds at the beginning of the period	5,131	2,075

IV.	Funds at the end of the period	40,368	34,833

The accompanying notes are an integral part of these combined financial statements.

Schmalbach–Lubeca

Beverage Cans

Notes to the Unaudited Combined Financial Statements

Schmalbach–Lubeca AG

        Schmalbach–Lubeca ("S-L AG") is established in the legal form of a German Aktiengesellschaft (AG) and is located in Ratingen, Germany. The company is registered in the commercial register of Dusseldorf, Germany. S-L AG is a subsidiary of AV Packaging GmbH, Munich ("AVP"), which holds 97.6% of the shares in S-L AG, with the remaining 2.4% of the shares held by external shareholders. Substantially all the shares in AVP are held by E.ON AG and Allianz Capital Partners GmbH, a subsidiary of Allianz AG. At December 31, 2001, S-L AG consisted of 8 German and 70 non-German fully consolidated companies, one associated company included at equity and one investment included at cost. S-L AG was comprised of three operating segments, PET containers, White Cap closures and Beverage cans. PET containers manufactures returnable and one-way PET bottles, preforms and tooling and moulds for injection molding and stretch-blow molding machines. White Cap closures manufactures plastic and composite closures for oxygen-sensitive, vacuum-packaged and aseptically vacuum-packaged food products and beverages. Beverage cans manufactures two-piece tinplate and aluminum beverage cans and ends ("Beverage Can Operations").

Divestments

        On May 8, 2002, S-L AG announced agreement for the sale of both the PET container and White Cap closures operations to the Australian packaging company Amcor Limited ("Amcor Transaction"). The transaction closed on July 1, 2002.

        On August 29, 2002, S-L AG announced agreement for the sale of the stock of S-L AG (the "Ball Transaction") to the American based packaging company Ball Corporation ("Ball"). Ball will be acquiring the German-based company for approximately EUR 922.3 million in cash plus assumption of S-L AG's pension liabilities, which, for purposes of establishing the purchase price, were valued at December 31, 2001 at approximately EUR 245 million, less the assumption of approximately EUR 16 million of debt. The final purchase price is subject to working capital and other post-closing adjustments. The transaction is expected to close in late 2002 or early 2003.

        Proceeds from the Amcor Transaction were used to liquidate the debt of S-L AG, except the EUR 16 million of debt to be assumed by Ball and minor amounts related to specific tax positions in certain countries, which will be liquidated prior to closing of the Ball Transaction. Any remaining proceeds will be distributed to AVP prior to the closing of the Ball Transaction. In addition, a reorganization of S-L AG will occur prior to the close of the Ball Transaction in order to remove certain other assets and liabilities that Ball is not acquiring, primarily a share investment in Impress Metal Packaging Holdings B.V, which is accounted for at cost.

        At the closing of the Ball Transaction, S-L AG will primarily consist of the Beverage Can Operations, the S-L AG corporate headquarters function and certain acquired assets and liabilities of S-L AG. At the closing, the Beverage Can Operations will consist of 10 can plants, 2 end facilities, and a technical center. These facilities are located in Germany, England, France, Netherlands, and Poland. An investment in China was sold in June 2002.

Basis of combination and presentation

        These combined financial statements include substantially all of the assets, liabilities, results of operations and cash flows attributable to the historical Beverage Can Operations of S-L AG in addition to the S-L AG corporate headquarters function allocated to the Beverage Can Operations and certain acquired assets and liabilities of S-L AG to be acquired (hereinafter referred to collectively as "Beverage Cans"). The Beverage Can Operations constitute a single business segment based primarily in Europe. As such, no segment reporting is included in the Beverage Cans combined financial statements. Beverage Cans is not a separate legal entity and has not been separately financed. The combined financial statements are prepared on a historical cost basis, except as disclosed in the accounting policies below, from the books and records of the Beverage Can Operations and S-L AG.

        The Beverage Cans combined financial statements have been prepared on the basis of established accounting methods, practices, procedures and policies and the accounting judgments and estimation methodologies used by Beverage Cans and S-L AG as explained below. Beverage Cans combined financial statements are prepared in accordance with the International Accounting Standards ("IAS") of the International Accounting Board ("IAB"), taking into account the interpretations of the Standing Interpretations Committee ("SIC"). IAS differs in certain respects from generally accepted accounting principles ("GAAP") in the United States and certain other countries. Material differences between IAS and GAAP that effect the Beverage Cans combined financial statements are discussed in the notes to these combined financial statements.

        The combined statement of income includes all items of revenue and income generated by the Beverage Can Operations and all items of expense directly incurred by it and expenses charged or allocated to it by S-L AG in the normal course of business. Certain S-L AG corporate expenses were allocated to the combined financial statements of Beverage Cans as representative of costs related to the Beverage Can Operations. The basis of allocation of S-L AG expenses, assets and liabilities is discussed in Summary of Significant Accounting Policies.

Summary of Significant Accounting Policies

Allocation of S-L AG Corporate assets, liabilities and expenses

        The Beverage Cans combined financial statements include an allocation of selected corporate assets and liabilities and expenses of S-L AG's corporate headquarters, including certain expenses recorded in S-L AG consolidation entries (referred to collectively as "Corporate").

Expense Allocations

        The Beverage Can Operations, as a part of Beverage Cans, receive the benefit of certain services rendered by S-L AG (the allocation of Interest and Taxes are discussed separately below). Costs incurred primarily include the costs of the headquarter function such as personnel costs, supplies, outside services and other costs related to the corporate, accounting, legal, treasury, tax, information services and purchasing functions. Where it is possible to specifically identify these costs as relating to the Beverage Can Operations, the costs are charged directly to Beverage Cans, at cost. Where it is possible to specifically identify costs related to the PET containers and White Cap closure operations, the costs are charged directly to those operations and are therefore excluded from the Beverage Cans combined financial statements. Where it is not possible to specifically identify the costs as relating to Beverage Cans or the PET container and White Cap closure operations, a portion of the total costs for these services are allocated, at cost, to Beverage Cans. The allocation process for these costs differs based on whether the costs relate to S-L AG operations within Germany, S-L AG operations outside Germany or S-L AG costs not specifically related to or specifically identifiable as German or non-German operations.

        The costs specifically identified as relating to the operations within Germany are allocated to all operating units (i.e., Beverage Can Operations, PET containers and White Cap closures) based on their respective revenues within Germany relative to total consolidated S-L AG revenues within Germany. The costs specifically identified as relating to the operations outside of Germany are allocated to all operating units based upon their respective revenues outside of Germany relative to total consolidated

S-L AG revenues outside of Germany. Finally, the costs that cannot be specifically identified as relating to German or non-German operations are allocated to all operating units based upon their respective revenues relative to total consolidated S-L AG revenues.

        These allocated costs are included in the appropriate line on the Beverage Cans combined statement of income according to the nature of the costs.

Interest Expense

        Interest expense is determined for the Beverage Cans combined financial statements based upon the level of debt assigned to Beverage Cans relative to the overall debt of consolidated S-L AG. The allocation of debt is discussed below. Interest related to debt held by, or directly attributable to, the fully included subsidiaries that contain the Beverage Can Operations is retained in the Beverage Cans combined financial statements.

Taxes

        Beverage Cans' results have been historically included in the S-L AG, and subsidiary, applicable country and local tax returns that in some cases were filed in combined group returns, including the PET container and White Cap closure operations. The provision for income taxes, the related assets and liabilities and the disclosures in the footnotes for the Beverage Cans combined financial statements are presented and based upon a calculation of a standalone Beverage Cans tax provision on a separate return basis for each company in the Beverage Can Operations. There is also a tax provision based on the allocation of the Corporate costs assigned to Beverage Cans and the net income before taxes of the German beverage can plants and technical center owned by S-L AG.

Balance Sheet Allocations

        The assets and liabilities of Corporate are allocated to Beverage Cans in a manner consistent with the allocation of expenses. However, the pension obligations of S-L AG, excluding obligations for active participants related to the PET containers and White Cap closure operations, have been included in the Beverage Cans combined financial statements consistent with the Share Sale and Transfer Agreement between Ball and AVP. The debt reflected in the combined financial statements of Beverage Cans consists of all debt directly attributable to the Beverage Can Operations and advances from S-L AG ("Advances"). Advances are provided or repaid for all periods based upon the net cash inflow or outflow of Beverage Cans in excess of the debt directly attributable to the Beverage Can Operations. Interest on Advances is recorded in Beverage Cans at a rate consistent with the average cost of third party debt, including in some periods related party debt, obtained by S-L AG.

        Management believes that the accounting judgments, estimations and allocations made in preparing these combined financial statements are reasonable under the circumstances; however, the costs allocated are not necessarily indicative of the costs that would have been incurred if Beverage Cans had incurred these costs and performed these functions as a standalone entity. In addition, there can be no assurances that such allocations will necessarily be indicative of future results or what the financial position and results of the operations of Beverage Cans would have been had it been a separate, standalone entity during the periods presented.

Principles of Combination

        These combined financial statements include the accounts of Beverage Cans after eliminating profits and losses on transactions within the Beverage Cans group. Fully combined in the balance sheet for Beverage Cans at December 31, 2001, are 4 German and 11 non-German subsidiaries, along with 3 operating plants and the technical center owned by S-L AG. The following table provides the consolidated subsidiaries included in the Beverage Cans combined financial statements, along with the ownership percentage and country of incorporation of each:

Name of Entity	Ownership Percentage	Country of Incorporation
Continental Can Europe Beteiligungsgesellschaft GmbH	100%	Germany
Schmalbach–Lubeca Getrankedosen GmbH	100%	Germany
Schmalbach–Lubeca Unterstutzungskasse GmbH	100%	Germany
Continental Can UK Holding Company Ltd.	100%	United Kingdom
Continental Can Company Ltd.	100%	United Kingdom
Continental Can Benelux B.V.	100%	Netherlands
Continental Can France S.A.S.	100%	France
Continental Can La Ciotat S.A.S.	100%	France
Continental Can Handelsgesellschaft GmbH	100%	Austria
Continental Can Polska Sp. z.o.o	100%	Poland
Continental Can Trading Sp. z.o.o	100%	Poland
Continental Can Europe Espana S.A. i.L	100%	Spain
Schmalbach–Lubeca South East Europe d.o.o	100%	Yugoslavia
Schmalbach–Lubeca Nederland B.V.	99.75%	Netherlands
Pacific Can Enterprises Company Limited	51%	British Virgin Islands

        The combined financial statements also fully include three dormant companies and four insignificant companies whose assets and liabilities are allocated to Beverage Cans. These seven companies will be transferred to an affiliate of AVP prior to closing of the Ball Transaction. Recal Organizacja Odzysku S.A. (Poland), a 50%-owned subsidiary, and North Pacific Can Co. (Dalian) Ltd. (China), a 25.5%-owned associate investment, are included in the Beverage Cans financial statements under the equity method of accounting.

        The combined financial statements include the consolidation of the subsidiaries specified above. Significant intercompany transactions are eliminated. The associate investments included under the equity method of accounting are 50% or less owned investments and Beverage Cans does not control, but exercises significant influence over, operating and financial affairs. Other investments that are less than 20% owned are carried at fair value, or historical cost if they are not traded on an active market and an alternative method of reasonably estimating fair value is inappropriate or unworkable.

        Subsidiaries are eliminated from the combined balance sheet when control ceases. Goodwill relating to the divested subsidiaries or parts of subsidiaries is taken into account as a disposal affecting net earnings.

        The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill.

General

        The accompanying condensed interim combined financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting" by Beverage Cans without audit. The same accounting policies and methods of computation are followed in the interim financial statements as compared with the most recently prepared Beverage Cans combined annual financial statements. Certain information and footnote disclosures, included in the Beverage Cans combined annual financial statements prepared in accordance with IAS of the IAB, taking into account the interpretations of the SIC, have been condensed or omitted. IAS differs in certain respects from US GAAP and GAAP in certain other countries. Material differences between IAS and US GAAP that effect the Beverage Cans' financial statements are discussed below.

        The preparation of financial statements in conformity with IAS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. These estimates are based on historical experience and various other assumptions believed to be reasonable under the circumstances. However, management of Beverage Cans believes that the financial statements reflect all adjustments of a normal recurring nature and are necessary for a fair statement of the results for the interim period. Actual results could differ from these estimates under different assumptions or conditions.

        Results of operations for the periods shown are not necessarily indicative of results for the year, particularly in view of some seasonality in packaging operations. It is suggested that these unaudited condensed combined financial statements and accompanying notes be read in conjunction with Beverage Can's combined financial statements and the accompanying notes thereto.

Significant Events

        In the first nine months of 2002, Beverage Cans sales increased 24% to EUR 888 million (previous interim period EUR 716 million). Earnings before interest and taxes for the first nine months rose to EUR 147.6 million (previous interim period EUR 79.6 million). Increases in volumes in France and the United Kingdom following the acquisition of plants in La Ciotat and Runcorn were significant factors in these increases. In addition, operating margins increased for the nine-month period ended September 30, 2002, as compared to the comparable prior year period, primarily due to a decrease in aluminum prices.

        Capital expenditures in the first nine months of 2002 were higher than the comparable prior year interim period. The largest individual projects were the installation of an additional can end press at the Braunschweig plant and the modernization of a can production line at the plant in Oss, the Netherlands.

        In the nine months ended September 30, 2002, Beverage Cans acquired the minority shareholding in its British company previously held by a financial investor. The total purchase price was EUR 51 million and resulted in additional goodwill of EUR 31 million.

        In June 2002, Beverage Cans sold its investment in China for EUR 12 million. The transaction resulted in a loss of EUR 1.4 million.

        On September 30, 2002, one of our subsidiaries in Poland received a tax assessment relating to corporate income tax for the year 1996. Beverage Cans was granted a tax holiday by the Polish authorities in 1995, provided that it met certain conditions which included complying with environmental regulations and achieving certain export sales ratios. The tax assessment challenges many aspects of the subsidiary's business, including whether it had met the environmental requirements contained in the tax holiday. The assessment also questioned the appropriateness of transfer pricing policies between the subsidiary and related companies within the group, which could impact export sales ratios contained in the tax holiday. If the challenge by the tax authority is successful, we may be liable for corporate income tax on profits generated in Poland for the period from 1996 onwards together with late payment interest. We presently estimate that the potential liability amounts to EUR 15 to 27 million for which no provision has been made. We have submitted an appeal against the tax assessment, which is currently being considered by the authorities. At this time, Beverage Cans believes that it is not probable that the liability will be incurred.

Significant differences between IAS and United States Generally Accepted Accounting Principles (US GAAP)

        The Operation's consolidated financial statements have been prepared in accordance with IAS, which as applied by the Operation, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below:

	Notes	For the 9 Months Ended 30/09/02	For the 9 Months Ended 30/09/01
Net income reported under IAS		92,224	41,967

US GAAP adjustments:
Capital leases	a	(73)	(75)

Capitalized interest	b	(80)	367

Depreciation adjustment on impaired assets	c	2,516	—

Negative goodwill — amortization adjustment	d	(743)	—

Negative goodwill — depreciation adjustment	d	469	—

Deferred taxes on above adjustments	e	(1,058)	(198)

Goodwill — amortization adjustment	f	5,826	—

New basis of accounting	g	4,217	(8,835)

Basis adjustment	j	5,900	—

Net income reported under US GAAP		109,198	33,226
	Notes	For the 9 Months Ended 30/09/02	For the 9 Months Ended 30/09/01
Equity reported under IAS		173,748	(21,157)
US GAAP adjustments:
Capital vs. operating leases — fixed assets	a	2,575	2,729

Capital vs. operating leases — debt	a	(3,179)	(3,235)

Capitalized interest — fixed assets	b	1,112	1,218

Fixed asset impairment charges — fixed assets	c	(17,366)	—

Negative goodwill	d	3,965	—

Negative goodwill — fixed assets	d	(6,880)	—

Deferred taxes on above adjustments	e	7,855	(474)

Goodwill — amortization adjustment	f	5,826	—

New basis of accounting	g	573,446	572,872

		741,102	551,953

        (a)  Capital leases

        Under IAS, lease costs are accounted for in accordance with IAS 17, "Leases." For purposes of US GAAP, leases are accounted for in accordance with SFAS No. 13 "Accounting for Leases." SFAS No. 13 is more prescriptive than IAS; for example, in order to qualify as a finance lease rather than an operating lease, under US GAAP, the lease payments cannot exceed 90% of the original cost of the asset. Therefore, certain costs permitted to be expensed as lease expense under IAS must be capitalized under US GAAP. The reconciliation reflects the impact of capitalization of certain operating leases under US GAAP.

        (b)  Capitalized interest

        IAS 23 "Borrowing Costs" provides the option to companies of capitalizing financing costs. Beverage Cans does not capitalize financing costs. US GAAP requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. Therefore, certain costs permitted to be accounted for as interest expense under IAS must be capitalized under US GAAP. The effects of the capitalization and depreciation of financing costs related to significant plant and equipment construction projects is reflected in the reconciliation.

        (c)  Impairment Losses

        Under IAS 36 "Impairment Assets" impairment losses are recognized whenever the carrying amount of an asset exceeds its recoverable amount. Under US GAAP, an impairment loss should be recognized under similar circumstances and provisions to IAS 36. However, under US GAAP, after an impairment loss is recognized, the reduced carrying value of the asset shall be accounted for as its new cost and restoration of previously recognized impairment losses is not permitted. In December 2000, it was determined in accordance with IAS and US GAAP that an impairment charge of EUR 20 million was required for certain operating assets. In the fourth quarter of 2001, events occurred, primarily related to the transactions described in Note 15, which impacted the future expected cash flows of these operating assets such that a restoration of the 2000 impairment loss was permitted under IAS 36. However, under US GAAP, the restoration of the impairment loss to the carrying value of the property is not permitted. Therefore, the effect of reversing the impairment loss in the IAS statements and the resulting impact on the carrying value and depreciation expense under US GAAP is reflected in the reconciliation.

        (d)  Negative goodwill

        Under IAS, when the fair market value of the acquired assets less liabilities exceeds the purchase price, the purchase price allocation results in negative goodwill, and the negative goodwill is amortized over the appropriate period. Under US GAAP, the excess is allocated as a reduction of non-current assets. The reconciliation reflects the reduction of the carrying value of plant machinery and equipment to eliminate the negative goodwill recorded under IAS and reflects the impact on net income due to the difference in depreciation of the plant and machinery versus the amortization under IAS of the negative goodwill.

        (e)  Deferred Taxes

        Deferred taxes have been provided on all adjustments at the applicable local country rate to which the adjustment applies.

        (f)    Goodwill

        Under IAS 22 "Business Combinations" Goodwill is amortized on a systematic basis over its useful life. Under US GAAP FAS No. 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite lives will no longer be amortized but should be tested for impairment annually. The reconciliation reflects the elimination of the amortization of goodwill. No transition adjustment was required as the impairment tests required upon adoption in January 1, 2002, have been performed and no impairment exists at this time.

        (g)  New Basis of Accounting

        Prior to June 19, 2000, S-L AG was owned 60% by VIAG. On June 19, 2000, VIAG merged with VEBA to form what is now E.ON AG. In preparation for a potential investment by Allianz in S-L AG, E.ON AG contributed its investment in S-L AG to AVP. On September 4, 2000, Allianz acquired 51% of AVP through an investment in newly issued capital. Also on September 4, 2000, all but the remaining 2.7% external shareholders of S-L AG at that time tendered their S-L AG shares to AVP. As a result of these transactions, AVP owned 97.3% of S-L AG.

        Under rules and regulations promulgated by the Securities and Exchange Commission, because the cumulative percentage of S-L AG acquired by AVP after the September 4, 2000, acquisition exceeded 95%, the Beverage Cans combined financial statements should be reflected as of the end of August 2000 on a "push down" accounting basis. Therefore, a new basis of accounting was established effective for August 31, 2000, reflecting the fair values of acquired assets and liabilities. The consideration allocated to the beverage can operations from the consideration for the acquisition of 97.3% of S-L AG was EUR 591.6 million. This purchase price was allocated to the assets and liabilities of Beverage Cans based on the respective fair market values as follows:

	Historical Cost (EUR 000's)	Fair Value (EUR 000's)	Useful Life (years)
Intangible assets	6,100	35,562	5-7.3
Goodwill	110,646	602,846
Property, plant and equipment	335,596	452,800	2-26
Shares in associated companies	18,776	18,776
Other financial assets	65,178	65,178
Inventories	83,892	90,165
Accounts receivable, trade	98,969	98,969
Other receivables and assets	31,255	31,255
Liquid funds	21,730	21,730
Other prepaid assets	1,002	1,002
Pension reserves and accruals for similar obligations	(248,996)	(248,996)
Current and deferred taxes	172	(53,353)
Other reserves and accrued liabilities	(58,919)	(58,919)
Liabilities due to banks and bonds	(154,542)	(154,542)
Related party loans	(139,965)	(139,965)
Other liabilities	(64,918)	(64,918)
Accounts payable, trade	(115,116)	(115,116)
Deferred income	(10,777)	(10,777)
Minority interests	(23,243)	(23,243)

	(43,160)	548,454

        As a result of the new basis of accounting, net assets were increased and additional charges are reflected in the reconciliation from IAS to US GAAP. The new basis of accounting is reflected in all periods subsequent to August 31, 2000. The pro forma impact on net income consisted of the effects of depreciation of fixed assets and the amortization of goodwill and intangible assets.

        (h)  Pensions

        Based upon a review by independent appraisers and the provisions of the Beverage Cans pension plans, there were no significant differences in determining the pension expense and related assets and liabilities under IAS and US GAAP. Therefore, the impact on net investment and net income would be the same. Under IAS, Beverage Cans reflects the interest cost element as interest expense, rather than cost of sales. Under US GAAP, the interest cost is included as pension expense and therefore reflected in cost of sales. The reclassification of pension expense to cost of sales from interest expense under US GAAP was EUR 10.5 million for the nine months ended September 30, 2002 and EUR 10.0 million for the nine months ended September 30, 2001. There was no impact on net income.

        (i)    Basis adjustment

        In June 2002, Beverage Can's investment in China was sold for EUR 12 million that resulted in a loss of EUR 1.4 million under IAS. The loss included the write-off of EUR 5.9 million for goodwill that had been previously offset against equity under IAS 22, prior to amendment in 1995. For US GAAP purposes, this goodwill has been previously written off in the four-month period ending December 31, 2000. Therefore, a US GAAP adjustment is required to reverse the charge taken for IAS for the EUR 5.9 million of goodwill. The US GAAP difference results from the cost basis difference between US GAAP and IAS at the time of sale.

        (j)    New US accounting standards

        In July 2001, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." This standard will be effective for Beverage Cans for the year ending December 31, 2003. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. We have not yet quantified the impact that adoption of FAS No. 143 will have on our results of operations and financial position.

        In April 2002, the FASB issued FAS No. 145, "Rescission of FASB Statement Nos. 4, 44 and 64, amendment of FASB Statement No. 12, and Technical Corrections" ("FAS No. 145"). FAS No. 145 is effective for fiscal years beginning and certain transactions entered into after May 15, 2002. The issues and amendments addressed by FAS No. 145 are not expected to have a material effect on the financial position or results of operations of the Beverage Cans.

        In June 2002 the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("FAS No. 146"). FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities (excluding an entity newly acquired in a business combination), often referred to as "restructuring costs", and nullifies prior accounting guidance with respect to such costs. This Statement will spread out the reporting of expenses related to restructurings initiated after 2002, because a commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a liability for the anticipated costs. The provisions of FAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002, with no retroactive restatement allowed. Beverage Cans is unable to determine at this time whether these costs will be incurred or whether they will be material to its results of operations or financial position.

$300,000,000

Ball Corporation

OFFER TO EXCHANGE

6 7/8% Senior Notes
due 2012
for
6 7/8% Senior Notes
due 2012

PROSPECTUS
MARCH 4, 2003